As filed with the Securities and Exchange Commission on February 11, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CCO Holdings, LLC

and

CCO Holdings Capital Corp.

(Exact name of registrants as specified in their charters)

Delaware	4841	86-1067239
Delaware	4841	20-0257904
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive

St. Louis, Missouri 63131
(314) 965-0555
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

Curtis S. Shaw, Esq.

Executive Vice President, General Counsel
and Secretary
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alvin G. Segel, Esq.

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067-4276
(310) 277-1010

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Unit	Offering Price	Registration Fee(1)

Senior Floating Rate Notes due 2010	$550,000,000	100%	$548,006,250	$64,500

(1)	The amount of the registration fee paid herewith was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2005

PROSPECTUS

CCO Holdings, LLC

CCO Holdings Capital Corp.

Offer to Exchange

$550,000,000 in Aggregate Principal Amount
of Senior Floating Rate Notes due 2010
which have been registered under the Securities Act
for any and all outstanding Senior Floating Rate Notes due 2010
Issued by CCO Holdings, LLC and CCO Holdings Capital Corp.

•	This exchange offer expires at 5:00 p.m., New York City time, on , 2005, unless extended.

•	No public market currently exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

      CCO Holdings, LLC and CCO Holdings Capital Corp. hereby offer to exchange any and all of the $550,000,000 aggregate principal amount of their Senior Floating Rate Notes due 2010 (the “new notes”), which have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement of which this prospectus is part, for a like principal amount of their Senior Floating Rate Notes due 2010 (the “original notes”) outstanding on the date hereof upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer). The terms of the new notes are identical in all material respects to those of the original notes, except for certain transfer restrictions and registration rights relating to the original notes. The new notes will be issued pursuant to, and entitled to the benefits of the indenture, dated as of December 15, 2004, among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, National Association, as trustee.

       You should carefully consider the risk factors beginning on page 13 of this prospectus before deciding whether or not to participate in the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-               ) with respect to the securities we are offering for exchange. This prospectus, which forms part of this registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is on file at the offices of the Securities and Exchange Commission and may be inspected without charge. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at www.sec.gov. You may also obtain this information by writing or telephoning us at the following address and phone number: Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555. To obtain timely delivery, you must request this information no later than five business days before the date you must make your investment decision. Therefore, you must request this information no later than                     , 2005.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this prospectus may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimate” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•	our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed data, telephony and other services and to maintain a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•	the availability of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	our ability to pay or refinance debt as it becomes due;

•	any adverse consequences arising out of Charter’s restatement of its 2000, 2001 and 2002 financial statements;

•	the results of the pending grand jury investigation by the United States Attorney’s Office for the Eastern District of Missouri, and Charter’s ability to reach a final approved settlement with respect to the putative class action, the unconsolidated state action, and derivative shareholders litigation against Charter on the terms of the memoranda of understanding described herein;

•	our ability to obtain programming at reasonable prices or to pass programming cost increases on to our customers;

•	general business conditions, economic uncertainty or slowdown; and

•	the effects of governmental regulation, including but not limited to local franchise taxing authorities, on our business.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

ii

SUMMARY

      This summary contains a general discussion of our business, the exchange offer and summary financial information. It does not contain all the information that you should consider before making a decision whether to tender your original notes in exchange for new notes. For a more complete understanding of the exchange offer, you should read this entire prospectus and the related documents to which we refer.

      For a chart showing our ownership structure, see page 4. Unless otherwise noted, all business data included in this summary is as of September 30, 2004.

      CCO Holdings, LLC (“CCO Holdings”) is an indirect subsidiary of Charter Communications, Inc. (“Charter”). CCO Holdings is a direct subsidiary of CCH II, LLC (“CCH II”), which is a direct subsidiary of CCH I, LLC (“CCH I”), which is a direct subsidiary of Charter Communications Holdings, LLC (“Charter Holdings”). CCO Holdings is a holding company with no operations of its own. CCO Holdings Capital Corp. (“CCO Holdings Capital”) is a wholly owned subsidiary of CCO Holdings. CCO Holdings Capital is a company with no operations of its own and no subsidiaries.

      Unless stated otherwise, the discussion in this prospectus of our business and operations includes the business of CCO Holdings and its direct and indirect subsidiaries. The terms “we,” “us” and “our” refer to CCO Holdings and its direct and indirect subsidiaries on a consolidated basis.

Our Business

      We are a broadband communications company operating in the United States, with approximately 6.3 million customers at September 30, 2004. Through our broadband network of coaxial and fiber optic cable, we offer our customers traditional cable video programming (analog and digital, which we refer to as “video” service), high-speed cable Internet access (which we refer to as “high-speed data service”), advanced broadband cable services (such as video on demand (“VOD”), high definition television service, and interactive television) and, in some of our markets, we offer telephone service (which we refer to as “telephony”). See “Business — Products and Services” for further descriptions of these terms, including “customers.”

      At September 30, 2004, we served approximately 6.1 million analog video customers, of which approximately 2.7 million were also digital video customers. We also served approximately 1.8 million high-speed data customers (including approximately 205,000 who received only high-speed data services). We also provided telephony service to approximately 40,000 customers as of that date.

      Our principal executive offices are located at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555 and we have a website accessible at www.charter.com. The information posted or linked on this website is not part of this prospectus and you should rely solely on the information contained in this prospectus and the related documents to which we refer herein when deciding whether or not to tender your original notes in exchange for new notes.

Strategy

      Our principal financial goal is to maximize our return on invested capital. To do so, we will focus on increasing revenues, growing our customer base, improving customer retention and enhancing customer satisfaction by providing reliable, high-quality service offerings, superior customer service and attractive bundled offerings.

      Specifically, in the near term, we are focusing on:

•	generating improvements in the overall customer experience in such critical areas as service delivery, customer care, and new product offerings;

•	developing more sophisticated customer management capabilities through investment in our customer care and marketing infrastructure, including targeted marketing capabilities;

•	executing growth strategies for new services, including digital simulcast, VOD, telephony, and digital video recorder service (“DVR”);

•	managing our operating costs by exercising discipline in capital and operational spending; and

•	identifying opportunities to continue to improve our balance sheet and liquidity.

      We believe that our high-speed data service will continue to provide a substantial portion of our revenue growth in the near future. We also plan to continue to expand our marketing of high-speed data service to the business community, which we believe has shown an increasing interest in high-speed data service and private network services.

      We believe we offer our customers an excellent choice of services through a variety of bundled packages, particularly with respect to our digital video and high-speed data services. Our digital platform enables us to offer a significant number and variety of channels, and we offer customers the opportunity to choose among groups of channel offerings, including premium channels, and to combine selected programming with other services such as high-speed data, high definition television (in selected markets) and VOD (in selected markets).

      We have reduced the number of our customer contact centers from over 300 at December 31, 2000, to 36 at September 30, 2004. Our 14 largest customer contact centers now serve approximately 95% of our customers. We anticipate that this initiative will improve overall customer satisfaction while reducing costs. We believe that consolidation and standardization of call centers enable us to provide a more consistent experience for our customers and to improve sales through the use of better trained, more efficient and sales-oriented customer service representatives.

      We and our parent companies continue to pursue opportunities to improve our balance sheet and liquidity. Our efforts in this regard have resulted in the completion of a number of transactions since September 2003, as follows:

•	the issuance and sale by us of $550 million of original notes in December 2004;

•	the November 2004 sale by Charter, our indirect parent company, of $862.5 million of 5.875% convertible senior notes due 2009 and the related redemption of all of Charter’s outstanding 5.75% convertible senior notes due 2005;

•	the sale of non-core cable systems for $824 million, the proceeds of which we used to reduce our indebtedness;

•	the 2003 issuance by CCH II and Charter Holdings, our direct and indirect parent companies, of approximately $1.6 billion of senior notes, which they exchanged in private transactions for approximately $1.9 billion of outstanding indebtedness of Charter and Charter Holdings, resulting in a $294 million reduction of Charter’s consolidated debt outstanding; and

•	the sale in April 2004 of $1.5 billion of senior second lien notes by our subsidiary, Charter Communications Operating, LLC (“Charter Operating”), together with the concurrent refinancing of its credit facilities.

      Going forward, we plan to continue to identify and pursue opportunities to improve our liquidity and reduce indebtedness in order to enhance the long-term strength of our balance sheet and our business.

Recent Events

Appointment of Robert P. May as Interim President and Chief Executive Officer

      Effective on January 17, 2005, Carl E. Vogel resigned his position as President, Chief Executive Officer and a member of the Board of Directors of Charter and each of Charter’s subsidiaries for which Mr. Vogel served as a director and officer. Robert P. May has been appointed as Interim President and Chief Executive Officer of Charter. Additionally, Mr. May was appointed to the Executive Committee of

Charter’s Board of Directors and will continue to serve on the Board’s Strategic Planning Committee. He has also been appointed as an officer and director of Charter’s subsidiaries for which Mr. Vogel was a director and officer.

      Charter’s Board of Directors has formed an Executive Search Committee to oversee Charter’s nationwide search for a permanent President and Chief Executive Officer.

Sale of 5.875% Convertible Senior Notes by Charter

      On November 22, 2004, Charter issued $862.5 million original principal amount of 5.875% convertible senior notes due 2009, which are convertible into shares of Charter’s Class A common stock, par value $.001 per share, at a rate of 413.2231 shares per $1,000 principal amount of notes (or approximately $2.42 per share), subject to adjustment in certain circumstances. On December 23, 2004, Charter used a portion of the proceeds from the original sale of the notes to redeem its outstanding 5.75% convertible senior notes due 2005. Charter also used a portion of the proceeds from the original issuance of the notes to purchase certain U.S. government securities which were pledged as security for the notes and which Charter expects to use to fund the first six interest payments on those notes.

Organizational Structure

      The chart below sets forth our organizational structure and that of our direct and indirect parent companies and subsidiaries. This chart does not include all of our affiliates and subsidiaries and, in some cases, we have combined separate entities for presentation purposes. The equity ownership, voting percentages and indebtedness amounts shown below are approximations as of September 30, 2004, on the pro forma basis described in “Unaudited Pro Forma Consolidated Financial Statements” and do not give effect to any exercise, conversion or exchange of their outstanding options, preferred stock, convertible notes and other convertible or exchangeable securities.

(1)	Charter acts as the sole manager of Charter Holdco and its direct and indirect limited liability company subsidiaries, including CCO Holdings.

(2)	These membership units are held by Charter Investment, Inc. and Vulcan Cable III Inc., each of which is 100% owned by Mr. Allen. They are exchangeable at any time on a one-for-one basis for shares of Charter Class A common stock.

(3)	The percentages shown in this table reflect the issuance of the 150 million shares of Class A common stock by Charter pursuant to a share lending agreement and the corresponding issuance of an equal number of mirror membership units by Charter Holdco to Charter. However, for accounting purposes, Charter’s common equity interest in Charter Holdco will remain at 47%, and Paul G. Allen’s ownership of Charter Holdco will remain at 53%. These percentages exclude the 150 million mirror membership units issued to Charter due to the required return of the issued mirror units upon return of the shares to Charter pursuant to a share lending agreement entered into by Charter.

(4)	Represents 100% of the preferred membership interests in CC VIII, LLC, a subsidiary of the CC V Holdings, LLC. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Certain Relations and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter Communications, Inc. and Its Subsidiaries — Equity Put Rights — CC VIII.”

(5)	CC V Holdings, LLC, the issuer of $113 million accreted value of senior discount notes, is a direct wholly-owned subsidiary of CCO NR Holdings, LLC, and holds 100% of the common membership units of CC VIII, LLC. Mr. Allen, through Charter Investment, Inc. holds a 100% preferred membership interest in CC VIII, LLC. CC VIII, LLC holds 100% of the equity of CC VIII Operating, LLC, which in turn holds 100% of the equity of a number of operating subsidiaries. One such operating subsidiary (CC Michigan, LLC) is a guarantor of the CC V Holdings senior discount notes. CC V Holdings, LLC has announced that it intends to redeem these notes. See “Description of Other Indebtedness — Outstanding Notes — CC V Holdings, LLC Notes.”

The Exchange Offer

Original Notes	Senior Floating Rate Notes due 2010, which we issued on December 15, 2004.

New Notes	Senior Floating Rate Notes due 2010, the issuance of which will be (or will have been) registered under the Securities Act of 1933.

Exchange Offer	We are offering to exchange the new notes for the original notes. The original notes may only be exchanged in multiples of $1,000 principal amount. To be exchanged, an original note must be properly tendered and accepted.

Resales Without Further Registration	We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended, provided that:

• you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer, and;

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act of 1933.

Each of the participating broker-dealers that receives new notes for its own account in exchange for original notes that were acquired by such broker or dealer as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the new notes.

Expiration Date	5:00 p.m., New York City time, on , 2005 unless we extend the exchange offer.

Exchange and Registration Rights Agreement	You have the right to exchange the original notes that you hold for new notes with substantially identical terms pursuant to an exchange and registration rights agreement. This exchange offer is intended to satisfy these rights. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your original notes and the new notes will not provide for additional interest in connection with registration defaults.

Accrued Interest on the New Notes and Original Notes	The new senior notes will bear interest from , 2005 (the date of the last interest payment in respect of the original notes). Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon certain customary conditions which we may waive and upon compliance with securities laws.

Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must:

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit certain required information to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver such documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your original notes and:

• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer;

• you cannot complete the procedure for book-entry transfer on time; or

• your original notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to some restrictions on transfer. Accordingly, the liquidity of your original notes will be adversely affected.

Material United States Federal Income Tax Considerations	The disclosure in this prospectus represents our legal counsel’s opinion as to the material United States federal income tax consequences of participating in the exchange offer and in connection with the ownership and disposition of the new notes.

The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, it is our legal counsel’s opinion that:

• no gain or loss will be realized by a U.S. holder upon receipt of a new note;

• a holder’s holding period for new notes will include the holding period for original notes; and

• the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.

Irell & Manella LLP has rendered the above-referenced opinion in connection with the exchange offer. See “Important United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Summary Terms of the New Notes

Issuers	CCO Holdings and CCO Holdings Capital.

Notes Offered	$550 million aggregate principal amount of Senior Floating Rate Notes due 2010.

Maturity	December 15, 2010.

Interest Rate	The new notes will bear interest at a rate per annum equal to LIBOR plus 4.125%, reset quarterly.

Interest Payment Dates	March 15, June 15, September 15 and December 15 of each year, beginning on , 2005.

Forms and Terms	The form and terms of the new notes will be the same as the form and terms of the original notes except that:

• the new notes will bear a different CUSIP number from the original notes;

• the new notes have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer; and

• you will not be entitled to any exchange or registration rights with respect to the new notes and the new notes will not provide for additional interest in connection with registration defaults.

The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indenture governing the original notes and will be treated under the indenture as a single class with the original notes.

Ranking	The new notes will be:

• general unsecured obligations of the issuers;

• effectively subordinated in right of payment to any future secured indebtedness of the issuers, to the extent of the value of the assets securing such indebtedness;

• equal in right of payment to the issuers’ 8 3/4% senior notes due 2013 and any future unsubordinated unsecured indebtedness of the issuers;

• structurally senior to the outstanding senior notes and senior discount notes of Charter Holdings, the outstanding senior notes of CCH II and CCH II Capital Corp. and the outstanding convertible senior notes of Charter;

• senior in right of payment to any future subordinated indebtedness of the issuers; and

• structurally subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries, including indebtedness under the Charter Operating credit facilities and senior second lien notes.

As of September 30, 2004, pro forma for the sale of the original notes and the anticipated application of the net proceeds therefrom, as if such transactions had occurred on that date, the indebtedness of CCO Holdings and its subsidiaries would have totaled approximately $7.8 billion, and the notes would have been structurally subordinated to approximately $6.7 billion of that amount.

Optional Redemption	The new notes may be redeemed in whole or in part at our option at any time on or after December 15, 2006 at the redemption prices specified in this prospectus under “Description of the Notes — Optional Redemption.”

At any time prior to December 15, 2006, we may redeem up to 35% of the notes in an amount not to exceed the amount of proceeds of one or more public equity offerings at a redemption price equal to 100% of the principal amount thereof, plus a premium equal to the interest rate per annum applicable to the notes on the date notice of redemption is given, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the notes issued remains outstanding after the redemptions.

Restrictive Covenants	The indenture governing the notes will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

• pay dividends on stock or repurchase stock;

• make investments;

• borrow money;

• grant liens;

• sell all or substantially all of our assets or merge with or into other companies;

• use the proceeds from sales of assets and subsidiaries’ stock;

• in the case of our restricted subsidiaries, create or permit to exist dividend or payment restrictions; and

• engage in certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications as described under “Description of the Notes — Certain Covenants.”

Change of Control	Following a Change of Control, as defined in “Description of the Notes — Certain Definitions,” we will be required to offer to purchase all of the notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase thereof.

Absence of Established Markets for the Notes	The new notes are new issues of securities, and currently there are no markets for them. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for any quotation system to quote them. Accordingly, we cannot assure you that liquid markets will develop for the new notes.

      You should carefully consider all of the information in this prospectus. In particular, you should evaluate the information beginning on page 13 under “Risk Factors” for a discussion of risks associated with an investment in the new notes.

      For more complete information about the new notes, see the “Description of the Notes” section of this prospectus.

Summary Consolidated Financial Data

      In June 2003, CCO Holdings was formed. CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. At that time, Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, its parent, CCH II and CCH I, LLC; and (ii) combining and contributing all of its interest in cable operations not previously owned by Charter Operating to Charter Operating. These transactions were accounted for as a reorganization of entities under common control. Accordingly, the financial information for CCO Holdings combines the historical financial condition, cash flows and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings for all periods presented.

      The following table presents summary financial and other data for CCO Holdings and its subsidiaries, and has been derived from (i) the audited consolidated financial statements of CCO Holdings and its subsidiaries for the three years ended December 31, 2003 and (ii) the unaudited consolidated financial statements of CCO Holdings and its subsidiaries for the nine months ended September 30, 2003 and 2004. The consolidated financial statements of CCO Holdings and its subsidiaries for each of the years ended December 31, 2001, 2002 and 2003 have been audited by KPMG LLP, an independent registered public accounting firm. The pro forma data set forth below represent our unaudited pro forma consolidated financial statements after giving effect to the following transactions as if they occurred on January 1 of the respective period for the statement of operations data and other financial data and as of the last day of the respective period for the operating data and balance sheet data:

(1) the disposition of certain of our assets in October 2003, and in March and April 2004 and the use of proceeds in each case to pay down credit facilities;

(2) the issuance and sale of the CCO Holdings senior floating rate notes in December 2004, the CCO Holdings senior notes in November 2003 and the Charter Operating senior second lien notes in April 2004 with proceeds used to refinance or repay outstanding debt and for general corporate purposes; and

(3) an increase in amounts outstanding under the Charter Operating credit facilities in April 2004 and the use of such funds, together with the proceeds of the sale of the Charter Operating senior second lien notes, to refinance amounts outstanding under the credit facilities of our subsidiaries, CC VI Operating, CC VIII Operating and Falcon.

      The following information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2003		2004	2004
	Actual	Actual	Actual	Pro Forma(a)		Actual	Pro Forma(a)

	(Dollars in millions)
Statement of Operations Data:
Revenues:
Video	$2,971	$3,420	$3,461	$3,324		$2,534	$2,513
High-speed data	148	337	556	541		538	535
Advertising sales	197	302	263	255		205	204
Commercial	123	161	204	188		175	173
Other	368	346	335	322		249	247

Total revenues	3,807	4,566	4,819	4,630	(b)	3,701	3,672	(b)

					Nine Months Ended
	Year Ended December 31,				September 30,

	2001	2002	2003	2003	2004	2004
	Actual	Actual	Actual	Pro Forma(a)	Actual	Pro Forma(a)

	(Dollars in millions)
Costs and Expenses:
Operating (excluding depreciation and amortization)	1,486	1,807	1,952	1,881	1,552	1,540
Selling, general and administrative	826	963	940	914	735	731
Depreciation and amortization	2,683	1,436	1,453	1,413	1,105	1,099
Impairment of franchises	—	4,638	—	—	2,433	2,433
(Gain) loss on sale of assets, net	10	3	5	26	(104)	1
Option compensation expense (income), net	(5)	5	4	4	34	34
Special charges, net	18	36	21	21	100	100
Unfavorable contracts and other settlements	—	—	(72)	(72)	—	—

Total costs and expenses	5,018	8,888	4,303	4,187	5,855	5,938

Income (loss) from operations	(1,211)	(4,322)	516	443	(2,154)	(2,266)
Interest expense, net	(525)	(512)	(500)	(640)	(406)	(454)
Gain (loss) on derivative instruments and hedging activities, net	(50)	(115)	65	65	48	48
Loss on extinguishment of debt	—	—	—	—	(21)	—
Loss on equity investments	(49)	—	—	—	—	—
Other, net	(3)	3	(9)	(9)	—	—

Income (loss) before minority interest, income taxes and cumulative effect of accounting change	(1,838)	(4,946)	72	(141)	(2,533)	(2,672)
Minority interest	(16)	(16)	(29)	(29)	25	25

Income (loss) before income taxes and cumulative effect of accounting change	(1,854)	(4,962)	43	(170)	(2,508)	(2,647)
Income tax benefit (expense)	27	216	(13)	(12)	41	41

Income (loss) before cumulative effect of accounting change	$(1,827)	$(4,746)	$30	$(182)	$(2,467)	$(2,606)

Other Financial Data:
Capital expenditures	$2,795	$2,095	$804	$785	$616	$614
Ratio of earnings to cover fixed charges(c)	—	—	1.14	—	—	—
Deficiency of earnings to cover fixed charges(c)	$1,838	$4,946	$—	$141	$2,533	$2,672

	December 31,		September 30,

	2003	2003	2004
	Actual	Pro Forma(a)	Actual

Operating Data (end of period)(d):
Analog video customers	6,431,300	6,200,500	6,074,600
Digital video customers	2,671,900	2,588,600	2,688,900
Residential high-speed data customers	1,565,600	1,527,800	1,819,900
Telephony customers	24,900	24,900	40,200

Pro Forma
As of September 30,
2004

(Dollars in
millions)
Balance Sheet Data (end of period):
Cash and cash equivalents	$228
Total assets	16,778
Long-term debt	7,772
Loans payable-related party	39
Minority interest(e)	650
Member’s equity	6,848

(a)	Actual revenues exceeded pro forma revenues for the year ended December 31, 2003 and the nine months ended September 30, 2004 by $189 million and $29 million, respectively. Pro forma loss before cumulative effect of accounting change exceeded actual income (loss) before cumulative effect of accounting change by $212 million and $139 million for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. The unaudited pro forma financial information required allocation of certain revenues and expenses and such information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date or which may be obtained in the future.

(b)	Pro forma revenue by quarter is as follows:

	2003	2004
	Pro	Pro
	Forma	Forma
	Revenue	Revenue

	(Dollars in
	millions)
1st Quarter	$1,130	$1,185
2nd Quarter	1,168	1,239
3rd Quarter	1,159	1,248

Total through September 30	3,457	$3,672

4th Quarter 2003	1,173

Total 2003 pro forma revenue	$4,630

(c)	Earnings include net loss plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(d)	See “Business — Products and Services” for definitions of the terms contained in this section.

(e)	Minority interest consists of preferred membership interests in CC VIII, LLC, an indirect subsidiary of CCO Holdings. Paul G. Allen indirectly holds the preferred membership interests in CC VIII as a result of the exercise of put rights originally granted in connection with the Bresnan transaction in 2000. An issue has arisen regarding the ultimate ownership of the CC VIII membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

RISK FACTORS

      The new notes, like the original notes, entail the following risks. You should carefully consider these risk factors, as well as the other information contained in this prospectus, before making a decision to continue your investment in the notes or to tender your original notes in exchange for the new notes. In this prospectus, when we refer to “notes”, we are referring to both the original notes and the new notes.

Risks Related to Substantial Indebtedness of Us, Our Subsidiaries and Our Parent Companies

     We, our subsidiaries and our parent companies have a significant amount of existing debt and may incur substantial additional debt, including secured debt, in the future, which could adversely affect our financial health and our ability to react to changes in our business.

      We, our subsidiaries and our parent companies, have a significant amount of debt and may (subject to applicable restrictions in our and their debt instruments) incur additional debt in the future. As of September 30, 2004, pro forma for the issuance and sale of the original notes and the anticipated application of the net proceeds therefrom, our total debt would have been approximately $7.8 billion, our member’s equity would have been approximately $6.8 billion and the deficiency of earnings to cover fixed charges for the nine-month period ended September 30, 2004 would have been approximately $2.7 billion.

      As of September 30, 2004, pro forma for the issuance and sale by Charter of its 5.875% convertible senior notes due 2009 and the redemption of its 5.75% convertible senior notes due 2005, Charter had outstanding approximately $1.0 billion aggregate principal amount of convertible senior notes, $156 million of which mature in 2006. As of September 30, 2004, Charter Holdings had outstanding approximately $8.5 billion aggregate principal amount of senior notes and senior discount notes, some of which mature in 2007 and the remainder of which mature in 2009 through 2012, and CCH II had outstanding approximately $1.6 billion of senior notes which mature in 2010. Charter, Charter Holdings and CCH II will need to raise additional capital or receive distributions or payments from us in order to satisfy their debt obligations. However, because of their significant indebtedness, the ability of our parent companies to raise additional capital at reasonable rates is uncertain. You should note that the indentures governing the notes generally will permit us to provide funds to Charter, Charter Holdings and CCH II to pay interest on their debt or to repay, repurchase, redeem or defease their debt. The maturities of these obligations are set forth in “Description of Other Indebtedness.”

      Our, our parent companies’ and our subsidiaries’ significant amounts of debt could have other important consequences to you. For example, the debt will or could:

•	require us to dedicate a significant portion of our cash flow from operating activities to payments on our, our parent companies’ and our subsidiaries’ debt, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business, the cable and telecommunications industries and the economy at large;

•	place us at a disadvantage as compared to our competitors that have proportionately less debt;

•	make us vulnerable to interest rate increases, because a significant portion of our borrowings are, and will continue to be, at variable rates of interest;

•	expose us to increased interest expense as we refinance our existing lower interest rate instruments;

•	adversely affect our relationship with customers and suppliers;

•	limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt; and

•	make it more difficult for us to satisfy our obligations to the holders of our notes and for our subsidiaries to satisfy their obligations to their lenders under their credit facilities and to their bondholders.

      A default by one of our subsidiaries under its debt obligations could result in the acceleration of those obligations, the obligations of our other subsidiaries and our obligations under the notes and our existing senior notes. We may not have the ability to fund our obligations under the notes in the event of such a default. We and our subsidiaries may incur substantial additional debt in the future. If current debt levels increase, the related risks that we and you now face will intensify.

     Any failure by our direct and indirect parent companies to satisfy their substantial debt obligations could have a material adverse effect on us.

      Because Charter is our sole manager, and because we are indirectly and directly wholly owned by Charter Holdings and CCH II, their financial or liquidity problems could cause serious disruption to our business and could have a material adverse effect on our operations and results. A failure by either of Charter Holdings or CCH II to satisfy its respective debt payment obligations or a bankruptcy filing with respect to Charter Holdings or CCH II would give the lenders under the Charter Operating credit facilities the right to accelerate the payment obligations under these facilities. Any such acceleration would be a default under the indenture governing the notes. In addition, if Charter, Charter Holdings or CCH II were to default under their respective debt obligations and that default were to result in a change of control of any of them (whether through a bankruptcy, receivership or other reorganization, or otherwise), such a change of control could result in an event of default under the Charter Operating credit facilities and our subsidiaries’ outstanding notes and require a change of control repurchase offer under the notes and our parent companies’ and subsidiaries’ outstanding notes. See “— Risks Related to the Exchange Offer and the Notes — We may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control, which would place us in default under the indenture governing the notes.”

      Furthermore, the Charter Operating credit facilities provide that an event of default would occur if certain of Charter Operating’s parent companies have indebtedness in excess of $500 million aggregate principal amount which remains undefeased three months prior to its final maturity. The parent company indebtedness subject to this provision will mature in 2009 and 2010, respectively. The inability of those parent companies to refinance or repay their indebtedness would result in a default under those credit facilities.

     The agreements and instruments governing our debt and the debt of our subsidiaries and our parent companies contain restrictions and limitations that could significantly affect our ability to operate our business and adversely affect you, as holders of the notes.

      The Charter Operating credit facilities and the indentures governing our parent companies’ and subsidiaries’ public debt and our existing senior notes contain, and the indenture governing the notes contains, a number of significant covenants that could adversely affect our ability to operate our business and therefore could adversely affect our results of operations and our ability to repay the notes. These covenants restrict our and our subsidiaries’ ability to:

•	pay dividends or make other distributions;

•	receive distributions from our subsidiaries;

•	make certain investments or acquisitions;

•	enter into related party transactions;

•	dispose of assets or merge;

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	grant liens; and

•	pledge assets.

      Furthermore, Charter Operating’s credit facilities require Charter Operating and its subsidiaries to maintain specified financial ratios and meet financial tests and to provide audited financial statements with an unqualified opinion from our independent auditors. The ability to comply with these provisions may be affected by events beyond our control.

      The breach of any covenants or obligations in the foregoing indentures or credit facilities could result in a default under the applicable debt agreement or instrument and could trigger acceleration of the related debt, which in turn could trigger defaults under other agreements governing our long-term indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” In addition, the secured lenders under Charter Operating’s credit facilities and the holders of the Charter Operating senior second lien notes could foreclose on their collateral, which includes equity interests in our subsidiaries, and could also exercise other rights of secured creditors. Any default under Charter Operating’s credit facilities or the indentures governing the notes, our outstanding debt, our subsidiaries’ debt or the debt of our parent companies could adversely affect our growth, our financial condition and our results of operations and our ability to make payments on the notes, our other notes, Charter Operating’s credit facilities and other debt of our subsidiaries. See “Description of Other Indebtedness”.

     We may not generate sufficient cash flow to fund our capital expenditures, ongoing operations and debt obligations, including our payment obligations under the notes.

      Our ability to service our debt (including payments on the notes) and our subsidiaries’ debt and to fund our and our subsidiaries’ planned capital expenditures and ongoing operations will depend on our and our subsidiaries’ ability to generate cash flow. Our ability to generate cash flow is dependent on many factors, including:

•	our future operating performance;

•	the demand for our products and services;

•	general economic conditions and conditions affecting customer and advertiser spending;

•	competition and our ability to stabilize customer losses; and

•	legal and regulatory factors affecting our business.

      Some of these factors are beyond our control. If we are unable to generate sufficient cash flow, we may not be able to service and repay our and their debt including under the notes, operate our business, respond to competitive challenges, or fund our other liquidity and capital needs. Additionally, franchise valuations performed in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, are based on the projected cash flows derived by selling products and services to new customers in future periods. Declines in future cash flows could result in lower valuations which in turn may result in impairments to the franchise assets in our financial statements.

     Charter Operating may not be able to access funds under its credit facilities if it fails to satisfy the covenant restrictions in its credit facilities, which could adversely affect our financial condition and our ability to conduct our business.

      Our subsidiaries have historically relied on access to credit facilities in order to fund operations and to service parent company debt, and we expect such reliance to continue in the future. Unused availability under the Charter Operating credit facilities was approximately $957 million as of September 30, 2004. However, our access to these funds is subject to our satisfaction of the covenants and conditions to borrowing in those facilities.

      An event of default under the credit facilities or indentures, if not waived, could result in the acceleration of those debt obligations and, consequently, other debt obligations. Such acceleration could result in exercise of remedies by our creditors and could force us to seek the protection of the bankruptcy laws, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments. In addition, an event of default under the credit facilities, such as the failure to maintain the applicable required financial ratios, would prevent additional borrowing under our subsidiary credit facilities, which could materially adversely affect our ability to operate our business and to make payments under our debt instruments.

     Because of our holding company structure, the notes are structurally subordinated in right of payment to all liabilities of our subsidiaries. Restrictions in our subsidiaries’ debt instruments limit their ability to provide funds to us.

      Our sole assets are our equity interests in, and intercompany obligations owing to us from, our subsidiaries. Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available to us for payment of the notes or other obligations in the form of loans, distributions or otherwise. Our subsidiaries’ ability to make distributions to us is subject to their compliance with the terms of their credit facilities and indentures. Our direct or indirect subsidiaries include the borrowers and guarantors under the Charter Operating credit facilities. Three of our subsidiaries are also obligors under other senior high yield notes. The notes are structurally subordinated in right of payment to all of the debt and other liabilities of our subsidiaries. The total principal amount of our subsidiaries’ debt would have been $6.7 billion as of September 30, 2004, pro forma for the sale of the original notes and the anticipated application of the net proceeds therefrom.

      In the event of bankruptcy, liquidation or dissolution of one or more of our subsidiaries, that subsidiary’s assets would first be applied to satisfy its own obligations, and following such payments, such subsidiary may not have sufficient assets remaining to make payments to us as an equity holder or otherwise. In that event:

•	the lenders under Charter Operating’s credit facilities and the holders of their other debt instruments will have the right to be paid before us from any of our subsidiaries’ assets; and

•	although Mr. Allen’s indirect ownership interest in CC VIII, LLC is currently the subject of a dispute, Paul G. Allen, as an indirect holder of preferred membership interests in our subsidiary, CC VIII, LLC, may have a claim on a portion of its assets that would reduce the amounts available for repayment to holders of the Notes. See “Risk Factors — Risks Related to Our Business — Charter’s dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt and our ability to obtain future financing.”

      In addition, the notes are unsecured and therefore will be effectively subordinated in right of payment to all existing and future secured debt we may incur to the extent of the value of the assets securing such debt. See “Description of Other Indebtedness” for a summary of our outstanding indebtedness and a description of these credit facilities and other indebtedness.

     Paul G. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to us or any of our subsidiaries in the future.

      Paul G. Allen and his affiliates have purchased equity, contributed funds and provided other financial support to Charter and Charter Holdco in the past. However, Mr. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to us or any of our parent companies or subsidiaries in the future.

Risks Related to Our Business

     We operate in a very competitive business environment, which affects our ability to attract and retain customers and can adversely affect our business and operations. We have lost a significant number of customers to Direct Broadcast Satellite competition and further loss of customers could have a material negative impact on our business.

      The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and longer-established relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and the repeal of certain ownership rules may provide additional benefits to certain of our competitors, either through access to financing, resources or efficiencies of scale.

      Our principal competitor for video services throughout our territory is direct broadcast satellite television services, or DBS, and, in markets where it is available, our principal competitor for data services is digital subscriber line service, or DSL. Competition from DBS, including intensive marketing efforts, aggressive pricing and the ability of DBS to provide certain services that we currently do not provide, has had an adverse impact on our ability to retain customers. Our major DBS competitors continue to offer a greater variety of channel packages than do we, and are especially competitive at the lower end pricing and have been intensively marketing their services. DBS has grown rapidly over the last several years and continues to do so. We have lost a significant number of customers to DBS competition, and will continue to face serious challenges from DBS providers.

      Local telephone companies and electric utilities can offer video and other services in competition with us and they may increasingly do so in the future. For example, certain telephone companies have begun more extensive deployment of fiber in their networks that will enable them to begin providing video services, as well as telephony and Internet access services, to residential and business customers. We also face competition from free broadcast television and from other communications and entertainment media. Further loss of customers to DBS or other alternative video and data services could have a material negative impact on our business.

      With respect to our high-speed data services, we face competition, including intensive marketing efforts and aggressive pricing, from telephone companies and other providers of “dial-up” and DSL. DSL service is competitive with high-speed data service over cable systems. Telephone companies (which already have telephone lines into the household, an existing customer base and other operational functions in place) and other companies offer DSL service. In addition, certain DBS providers are now providing two-way high-speed Internet access services, which are competing with our ability to provide bundled services to our customers.

      In order to attract new customers, from time to time we make promotional offers, including offers of temporarily reduced-price or free service. These promotional programs result in significant advertising, programming and operating expenses, and also require us to make capital expenditures to acquire additional digital set-top terminals. Customers who subscribe to our services as a result of these offerings may not remain customers for any significant period of time following the end of the promotional period. A failure to retain existing customers and customers added through promotional offerings or to collect the amounts they owe us could have a material adverse effect on our business and financial results.

      Mergers, joint ventures and alliances among franchised, wireless or private cable operators, satellite television providers, local exchange carriers and others, and the repeal of certain ownership rules may provide additional benefits to some of our competitors, either through access to financing, resources or efficiencies of scale, or the ability to provide multiple services in direct competition with us.

      We cannot assure you that we will be able to compete effectively. Additionally, as we expand our offerings to include other telecommunications services, and to introduce new and enhanced services, we will be subject to competition from other providers of the services we offer. We cannot predict the extent to which competition may affect our business and operations in the future. See “Business — Competition.”

     Charter’s dispute with Paul G. Allen concerning the ownership of an interest in CC VIII, LLC could adversely impact our ability to repay our debt and our ability to obtain future financing.

      As part of our acquisition of the cable systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, LLC, our indirect limited liability company subsidiary, issued, after adjustments, 24,273,943 Class A preferred membership units (which we refer to collectively as the CC VIII interest) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, subsequently owned by Comcast Corporation (the “Comcast sellers”). Charter’s controlling shareholder, Paul G. Allen, granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (which we refer to as the Comcast put right). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate.

      Charter is in a dispute with Mr. Allen as to whether he is entitled to retain the CC VIII interest, or whether he must exchange that interest for units of our indirect parent, Charter Holdco. The dispute concerns whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII interest following consummation of the Comcast put right. The law firm that prepared the documents for the Bresnan transaction brought this matter to the attention of Charter and representatives of Mr. Allen in 2002. After subsequently conducting an investigation of the relevant facts and circumstances, a Special Committee of Charter’s Board of Directors determined that a “scrivener’s error” had occurred in February 2000 in connection with the preparation of the Bresnan transaction documents, resulting in the inadvertent deletion of a provision that would have required an automatic exchange of the CC VIII interest for 24,273,943 Charter Holdco membership units if the Comcast sellers exercised the Comcast put right and sold the CC VIII interest to Mr. Allen or his affiliates. Mr. Allen disagrees with the Special Committee’s determinations and contends that the transaction is accurately reflected in the transaction documentation and contemporaneous and subsequent company public disclosures. This dispute and related matters (including certain issues associated with the ultimate disposition of the interest in CC VIII) are more fully described in “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

      If it is determined that Mr. Allen is entitled to retain the CC VIII interest, then our indirect interest in CC VIII would continue to exclude the value of Mr. Allen’s interest in CC VIII, consistent with our current treatment of the CC VIII interest in our financial statements. As a result, the amounts available for repayment to holders of the notes or our other creditors, including creditors of our subsidiaries, would not include the value represented by Mr. Allen’s CC VIII interest (which also could affect the trading value of the notes). Further, such retained interest in CC VIII could reduce our borrowing capacity (due to a portion of the equity interest being held by a party other than Charter or a Charter subsidiary) or make it more difficult for us to secure financing for our CC VIII subsidiary due to concerns as to possible claims that could be asserted by Mr. Allen as the holder of a minority interest in CC VIII. In addition, if it is determined that Mr. Allen is entitled to retain the CC VIII interest, such retention could complicate efforts to sell our CC VIII subsidiary or its assets to a third party, and Mr. Allen could be entitled to receive a portion of the proceeds of such a sale, thereby reducing the amount of such proceeds that would otherwise be available to us and our security holders.

     Charter is currently the subject of certain lawsuits and other legal matters, the unfavorable outcome of which could adversely affect our business and financial condition.

      A number of putative federal class action lawsuits were filed against Charter and certain of Charter’s former and present officers and directors alleging violations of securities laws. These actions were consolidated for pretrial purposes. In addition, a number of other lawsuits were filed against Charter in other jurisdictions. A shareholders derivative suit was filed in the U.S. District Court for the Eastern District of Missouri against Charter and Charter’s then current directors. Also, three shareholders derivative suits were filed in Missouri state court against Charter, Charter’s then current directors and

Charter’s former independent auditor, which actions have been consolidated. The federal shareholders derivative suit and the consolidated derivative suit each allege that the individual defendants breached their fiduciary duties.

      In August 2004, Charter entered into Memoranda of Understanding setting forth agreements in principal to settle and resolve the class actions and derivative suits described above on the terms set forth in the Memoranda. The parties’ have negotiated and executed settlement documents (including a stipulation of settlement and related papers). The settlements are still subject to a number of conditions, including court approval of the terms of the settlement and certain payments by our insurance carriers. Accordingly, there can be no assurance that the settlements will become effective or that the actions will be resolved on the terms set forth in the Memoranda or at all. In the event that the settlements do not become final, the litigations would presumably resume.

      In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices focusing on how it reported customer numbers, and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office publicly stated in July 2003 that Charter is not a target of the investigation. Charter has also been advised by the U.S. Attorney’s Office that no member of Charter’s board of directors is a target of the investigation. On July 24, 2003, a federal grand jury charged four of Charter’s former officers with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. All four of the former officers who were indicted have entered guilty pleas and are now awaiting sentencing. Charter is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC issued a formal order of investigation dated January 23, 2003, and subsequently served document and testimony subpoenas on Charter and a number of its former employees. The investigation and subpoenas generally concerned Charter’s prior reports with respect to Charter’s determination of the number of customers and various of Charter’s accounting policies and practices including Charter’s capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. On July 27, 2004, the SEC reached a final agreement with Charter to settle the investigation. In the Settlement Agreement and Cease and Desist Order, Charter agreed to entry of an administrative order prohibiting any future violations of United States securities laws and requiring certain other remedial internal practices and public disclosures. Charter neither admitted nor denied any wrongdoing, and the SEC assessed no fine against Charter.

      In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina state court purportedly on behalf of a class of Charter Holdco’s customers, alleging, among other things, that Charter Holdco improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter Holdco improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” A substantively identical case was filed in the Superior Court of Athens — Clarke County, Georgia by Emma S. Tobar on March 26, 2002, alleging a nationwide class for these claims. Following mediation, the parties reached a tentative settlement, subject to final documentation and court approval. On November 10, 2004, the court granted final approval of the settlement, rejecting the positions advanced by two objectors to the settlement. On December 13, 2004, the court entered a written order formally approving that settlement. On January 11, 2005, however, certain class members appealed the order entered by the Georgia Court. That appeal was dismissed on or about February 3, 2005. Additionally, one of the objectors to this settlement recently filed a similar, but not identical, lawsuit.

      Furthermore, we are also a party to, or otherwise involved in, other lawsuits, claims, proceedings and legal matters that have arisen in the ordinary course of conducting our business. In addition, Charter’s restatement of its 2000, 2001 and 2002 financial statements could lead to additional or expanded claims or investigations.

      We cannot predict with certainty the ultimate outcome of any of the lawsuits, claims, investigations, proceedings and other legal matters to which we or Charter are a party to, or otherwise involved in, due to, among other things, (i) the inherent uncertainties of litigation, government investigations and proceedings and legal matters generally, (ii) the remaining conditions to the finalization of the settlements described above, (iii) the possibility of appeals and objections to the settlements described above, and (iv) the need for Charter and us to comply with, and/or otherwise implement, certain covenants, conditions, undertakings, procedures and other obligations that would be, or have been, imposed under the terms of the settlements and resolutions described above.

      The termination of the settlements described above, an unfavorable outcome in any of the lawsuits pending against us or Charter, in any government investigation or proceeding or in any other legal matter, including those described above, or our or Charter’s failure to comply with or properly implement the terms of the settlements described above, could result in substantial potential liabilities and otherwise have a material adverse effect on our business, consolidated financial condition and results of operations, in our liquidity, our operations, and/or our ability to comply with any debt covenants. To the extent that the foregoing matters are not covered by insurance, CCO Holdings’ limited liability company agreement and management agreements may require us to indemnify or reimburse Charter and its directors and certain current and former officers in connection with such matters. Further, these legal matters, and Charter’s actions in response to them, could result in substantial potential liabilities, additional defense and other costs, increase our indemnification obligations, divert management’s attention, and/or adversely affect our ability to execute our business and financial strategies. See “Business — Legal Proceedings” for additional information concerning these and other litigation matters.

     We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to finance future operations.

      We have had a history of net losses and expect to continue to report net losses for the foreseeable future. Our net losses are principally attributable to insufficient revenue to cover the interest costs we incur on our debt, the depreciation expenses that we incur resulting from the capital investments we have made in our cable properties, and the amortization and impairment of our franchise intangibles. We expect that these expenses (other than amortization and impairment of franchises) will remain significant, and we expect to continue to report net losses for the foreseeable future. We reported losses before cumulative effect of accounting change of $1.8 billion for 2001, $4.7 billion for 2002, and $51 million and $2.5 billion for the nine months ended September 30, 2003 and 2004, respectively. Continued losses would reduce our cash available from operations to service our indebtedness, as well as limit our ability to finance our operations.

     We may not have the ability to pass our increasing programming costs on to our customers, which would adversely affect our cash flow and operating margins.

      Programming has been, and is expected to continue to be, our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. We expect this escalation to continue, and because of market and competitive factors, we may not be able to pass programming cost increases on to our customers. As measured by programming costs, and excluding premium services (substantially all of which were renegotiated and renewed in 2003) as of September 30, 2004, approximately 33% of our current programming contracts (computed based on programming expenditures) have expired or are scheduled to expire by the end of 2004, and approximately another 12% will expire by the end of 2005. There can be no assurance that these agreements will be renewed on favorable or comparable terms. The inability to fully pass programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins.

     If our required capital expenditures exceed our projections, we may not have sufficient funding, which could adversely affect our growth, financial condition and results of operations.

      During the nine months ended September 30, 2004, we spent approximately $616 million on capital expenditures. During 2004 we expect to spend approximately $850 million to $950 million on capital expenditures. The actual amount of our capital expenditures depends on the level of growth in high-speed data customers and in the delivery of other advanced services, as well as the cost of introducing any new services. We may need additional capital if there is accelerated growth in high-speed data customers or in the delivery of other advanced services. If we cannot obtain such capital from increases in our cash flow from operating activities, additional borrowings or other sources, our growth, financial condition and results of operations could suffer materially.

     Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.

      Our business is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with unanticipated technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology. Our inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.

     We may not be able to carry out our strategy to improve operating results by standardizing and streamlining operations and procedures.

      In prior years, we experienced rapid growth through acquisitions of a number of cable operators and the rapid rebuild and rollout of advanced services. Our future success will depend in part on our ability to standardize and streamline our operations. The failure to implement a consistent corporate culture and management, operating or financial systems or procedures necessary to standardize and streamline our operations and effectively operate our enterprise could have a material adverse effect on our business, results of operations and financial condition.

     The loss of any of our key executives could adversely affect our ability to manage our business.

      Our success is substantially dependent upon the retention and the continued performance of our management team. The loss of the services of a significant portion of our management team could disrupt our operations and adversely affect our growth, financial condition and results of operations.

     Malicious and abusive Internet practices could impair our high-speed data services.

      Our high-speed data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or “spam”) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of high-speed data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.

Risks Related to Mr. Allen’s Controlling Position

     The failure by Mr. Allen to maintain a minimum voting and economic interest in us could trigger a change of control default under our subsidiary’s credit facilities.

      The Charter Operating credit facilities provide that the failure by Mr. Allen to maintain a 35% direct or indirect voting interest in the applicable borrower would result in a change of control default. Such a default could result in the acceleration of repayment of the notes and our and our subsidiaries’ and our parent companies’ other indebtedness, including borrowings under the Charter Operating credit facilities. See “— Risks Related to the Exchange Offer and the Notes — All of our and our subsidiaries’ outstanding debt is subject to change of control provisions. We may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control, which would place us in default under the indenture governing the notes.”

     Mr. Allen indirectly controls us and may have interests that conflict with your interests.

      Mr. Allen has the ability to control us. Through his control of approximately 93% of the voting power of the capital stock of our manager, Charter, Mr. Allen is entitled to elect all but one of its board members and effectively has the voting power to elect the remaining board member as well since he controls more than the majority of the vote of Charter’s Class A and Class B shareholders voting together as a class. Mr. Allen thus has the ability to control fundamental corporate transactions requiring equity holder approval, including, but not limited to, the election of all of Charter’s directors, approval of merger transactions involving us and the sale of all or substantially all of our assets.

      Mr. Allen is not restricted from investing in, and has invested in, and engaged in, other businesses involving or related to the operation of cable television systems, video programming, high-speed data service, telephony or business and financial transactions conducted through broadband interactivity and Internet services. Mr. Allen may also engage in other businesses that compete or may in the future compete with us.

      Mr. Allen’s control over our management and affairs could create conflicts of interest if he is faced with decisions that could have different implications for him, us and the holders of the notes. Further, Mr. Allen could effectively cause us to enter into contracts with another entity in which he owns an interest or to decline a transaction into which he (or another entity in which he owns an interest) ultimately enters.

      Current or future agreements between us and either Mr. Allen or his affiliates may not be the result of arm’s-length negotiations. Consequently, such agreements may be less favorable to us than agreements that we could otherwise have entered into with unaffiliated third parties. See “Certain Relationships and Related Transactions.”

     We are not permitted to engage in any business activity other than the cable transmission of video, audio and data unless Mr. Allen authorizes us to pursue that particular business activity, which could adversely affect our ability to offer new products and services outside of the cable transmission business and to enter into new businesses, and could adversely affect our growth, financial condition and results of operations.

      Charter’s certificate of incorporation and Charter Holdco’s limited liability company agreement provide that Charter and Charter Holdco and their subsidiaries, including us and our subsidiaries, cannot engage in any business activity outside the cable transmission business except for specified businesses. This will be the case unless we first offer the opportunity to pursue the particular business activity to Mr. Allen, he decides not to pursue it and he consents to our engaging in the business activity. The cable transmission business means the business of transmitting video, audio (including telephone services), and data over cable television systems owned, operated or managed by us from time to time. These provisions may limit our ability to take advantage of attractive business opportunities.

     The loss of Mr. Allen’s services could adversely affect our ability to manage our business.

      Mr. Allen is Chairman of Charter’s board of directors and provides strategic guidance and other services to Charter. If Charter were to lose his services, our growth, financial condition and results of operations could be adversely impacted.

Risks Related to Regulatory and Legislative Matters

     Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business by increasing our expenses.

      Regulation of the cable industry has increased cable operators’ administrative and operational expenses and limited their revenues. Cable operators are subject to, among other things:

•	rules governing the provision of cable equipment and compatibility with new digital technologies;

•	rules and regulations relating to subscriber privacy;

•	limited rate regulation;

•	requirements that, under specified circumstances, a cable system carry a local broadcast station or obtain consent to carry a local or distant broadcast station;

•	rules for franchise renewals and transfers; and

•	other requirements covering a variety of operational areas such as equal employment opportunity, technical standards and customer service requirements.

      Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain states and localities are considering new telecommunications taxes that could increase operating expenses.

     Our cable systems are operated under franchises that are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect our business.

      Our cable systems generally operate pursuant to franchises, permits and similar authorizations issued by a state or local governmental authority controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, franchises have not been renewed at expiration, and we have operated and are operating under either temporary operating agreements or without a license while negotiating renewal terms with the local franchising authorities. Approximately 11% of our franchises, covering approximately 10% of our video customers, were expired at December 31, 2004. Approximately 8% of additional franchises, covering approximately an additional 9% of our video customers, will expire on or before December 31, 2005, if not renewed prior to expiration.

      We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisors have from time to time alleged that we have not complied with these agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of and/or a sustained failure to renew a franchise in one or more key markets could adversely affect our business in the affected geographic area.

     Our cable systems are operated under franchises that are non-exclusive. Accordingly, local franchising authorities can grant additional franchises and create competition in market areas where none existed previously, resulting in overbuilds, which could adversely affect results of operations.

      Our cable systems are operated under non-exclusive franchises granted by local franchising authorities. Consequently, local franchising authorities can grant additional franchises to competitors in the same geographic area or operate their own cable systems. As a result, competing operators may build systems in areas in which we hold franchises. In some cases municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by creating or increasing competition. As of September 30, 2004, we are aware of overbuild situations impacting approximately 5% of our estimated homes passed, and potential overbuild situations in areas servicing approximately 2% of our estimated homes passed. Additional overbuild situations may occur in other systems.

      Some telephone companies have begun more extensive deployment of fiber in their networks that will enable them to begin providing video services, as well as telephony and Internet access service. At least one major telephone company, SBC, plans to provide Internet protocol video over its upgraded network. SBC contends that its use of this technology should allow it to provide video service without a cable franchise as required under Title VI of the Communications Act. Other telephone companies deploying fiber more extensively are attempting through various means to weaken or streamline the franchising requirements applicable to them. If telephone companies are successful in avoiding or weakening the franchise and other regulatory requirements applicable to Charter, their competitive posture would be enhanced.

     Local franchise authorities have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

      In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. We cannot assure you that the local franchising authorities will not impose new and more restrictive requirements. Local franchising authorities also have the power to reduce rates and order refunds on the rates charged for basic services.

     Further regulation of the cable industry could cause us to delay or cancel service or programming enhancements or impair our ability to raise rates to cover our increasing costs, resulting in increased losses.

      Currently, rate regulation is strictly limited to the basic service tier and associated equipment and installation activities. However, the Federal Communications Commission (“FCC”) and the U.S. Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or the U.S. Congress will again restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our losses would increase.

      There has been considerable legislative interest recently in requiring cable operators to offer historically bundled programming services on an á la carte basis. Although the FCC recently made a recommendation to Congress against the á la carte mandate, it is still possible that new marketing restrictions could be adopted in the future. If á la carte restrictions were imposed on cable operators, it could have a material adverse impact on our ability to offer services in a manner that we believe maximizes our revenue and overall customer satisfaction. If a mandatory á la carte regime were imposed, some customers might elect to purchase fewer video services from us. This loss would be compounded by a likely increase in programming, equipment, marketing, and customer service costs to accommodate á la carte ordering.

     Actions by pole owners might subject us to significantly increased pole attachment costs.

      Pole attachments are cable wires that are attached to poles. Cable system attachments to public utility poles historically have been regulated at the federal or state level, generally resulting in favorable pole attachment rates for attachments used to provide cable service. The FCC clarified that a cable operator’s favorable pole rates are not endangered by the provision of Internet access, and that approach ultimately was upheld by the Supreme Court of the United States, except that subsequently on October 6, 2003, the United States Court of Appeals for the Ninth Circuit held that cable modem service is not “cable service” but is part “telecommunications service” and part “information service,” which possibly could lead to higher pole attachment rates. The Ninth Circuit’s decision has been appealed to the U.S. Supreme Court, which has agreed to hear the case. Despite the existing regulatory regime, utility pole owners in many areas are attempting to raise pole attachment fees and impose additional costs on cable operators and others. In addition, the favorable pole attachment rates afforded cable operators under federal law can be increased by utility companies if the operator provides telecommunications services, as well as cable service, over plant attached to utility poles. Any significant increased costs could have a material adverse impact on our profitability and discourage system upgrades and the introduction of new products and services.

     We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

      A number of companies, including telephone companies and Internet service providers, or ISPs, have requested local authorities and the FCC to require cable operators to provide non-discriminatory access to cable’s broadband infrastructure, which allows cable to deliver a multitude of channels and/or services, so that these companies may deliver Internet services directly to customers over cable facilities. A federal court in each of California, Virginia and Florida has struck down “open-access” requirements imposed by a variety of franchising authorities as unlawful. Each of these decisions struck down the “open-access” requirements on different legal grounds. On October 6, 2003, however, the United States Court of Appeals for the Ninth Circuit issued a decision holding that cable modem service is part “telecommunications service” and part “information service.” The U.S. Supreme Court has agreed to hear the appeal of that decision. If not overturned, the decision could potentially result in “open access” requirements being imposed on us.

      We believe that allocating a portion of our bandwidth capacity to other Internet service providers:

•	would impair our ability to use our bandwidth in ways that would generate maximum revenues; and

•	would strengthen our Internet service provider competitors by granting them access and lowering their costs to enter into our markets.

      In addition, if we were required to provide access in this manner, it could have a significant adverse impact on our profitability. This requirement could impact us in many ways, including by:

•	increasing competition;

•	increasing the expenses we incur to maintain our systems; and/or

•	increasing the expense of upgrading and/or expanding our systems.

     Changes in channel carriage regulations could impose significant additional costs on us.

      Cable operators also face significant regulation of their channel carriage. They currently can be required to devote substantial capacity to the carriage of programming that they would not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. This carriage burden could increase in the future, particularly if cable systems were required to carry both the analog and digital versions of local broadcast signals (dual carriage) or to carry multiple program streams included with a single digital broadcast transmission (multicast carriage). Additional government mandated broadcast carriage obligations could disrupt existing programming commitments, interfere with our preferred use of limited channel capacity and limit our ability to offer services that would maximize customer appeal and revenue potential. Although the FCC issued a decision on February 10, 2005, confirming an earlier ruling against mandating either dual carriage or multicast carriage, that decision could be appealed or Congress could legislate addition carriage obligations.

     Offering voice communications service may subject us to additional regulatory burdens, causing us to incur additional costs.

      In 2002, we began to offer voice communications services on a limited basis over our broadband network. We continue to explore development and deployment of VOIP services. The regulatory requirements applicable to VOIP service are unclear although the FCC recently declared that certain VOIP services are not subject to traditional state public utility regulation. The full extent of the FCC preemption of VOIP services is not yet clear. Expanding our offering of these services may require us to obtain certain authorizations, including federal, state and local licenses. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies generally are subject to significant regulation, and it may be difficult or costly for us to comply with such regulations, were it to be determined that they applied to VOIP offerings such as ours. In addition, pole attachment rates are higher for providers of telecommunications services than for providers of cable service. If there were to be a final legal determination by the FCC, a state Public Utility Commission, or appropriate court that VOIP services are subject to these higher rates, our pole attachment costs could increase significantly, which could adversely affect our financial condition and results of operations.

Risks Related to the Exchange Offer and the Notes

     There is currently no public market for the notes and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of the notes.

      The notes are a new issue of securities, and there is no existing market for the notes. Although the notes are eligible for trading in the PORTALSM Market, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. A market may not develop for the notes, and if a market does develop, it may not be sufficiently liquid for your purposes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected.

      The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. The market for the notes may be subject to disruptions that could have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

     All of our subsidiaries’ outstanding debt is subject to change of control provisions. We may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control, which would place us in default under the indenture governing the notes.

      Under the indenture governing the notes, upon the occurrence of specified change of control events, we are required to offer to repurchase all of the outstanding notes. However, we may not have sufficient funds at the time of the change of control event to make the required repurchases of the notes, and our subsidiaries are limited in their ability to make distributions or other payments to us to fund any required repurchase. In addition, a change of control would require the repayment of borrowings totaling $17.7 billion at September 30, 2004 under credit facilities and publicly held debt of our subsidiaries and our parent companies. Our failure to make or complete an offer to repurchase the notes would place us in default under the indenture governing the notes.

     If we do not fulfill our obligations to you under the notes, you will not have any recourse against Charter, Charter Holdco, Mr. Allen or their affiliates.

      None of our direct or indirect equity holders, directors, officers, employees or affiliates, including, without limitation, Charter, Charter Holdco, Charter Holdings, CCH II and Mr. Allen or his affiliates Charter Investment, Inc. or Vulcan Cable III Inc., will be an obligor or guarantor under the notes. The indenture governing the notes expressly provide that these parties will not have any liability for our obligations under the notes or the indenture governing the notes. If we do not fulfill our obligations to you under the notes, you will have no recourse against any of our direct or indirect equity holders, directors, officers, employees or affiliates including, without limitation, Charter, Charter Holdco, Charter Holdings, CCH II and Mr. Allen.

     If you do not exchange your original notes for new notes, you will continue to have restrictions on your ability to resell them.

      The original notes were not registered under the Securities Act of 1933 or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. If you do not exchange your original notes for new notes pursuant to the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the original notes unless they are registered under the Securities Act of 1933 or unless you resell them, offer to resell them or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act of 1933. In addition, once the exchange offer has terminated, we will no longer be under an obligation to register the original notes under the Securities Act of 1933 except in the limited circumstances provided in the registration rights agreement. In addition, to the extent that original notes are tendered for exchange and accepted in the exchange offer, any trading market for the untendered and tendered but unaccepted original notes could be adversely affected.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement that was executed in connection with the sale of the original notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for the original notes tendered by you and accepted by us in the exchange offer, new notes in the same principal amount. The original notes surrendered in exchange for the new notes will be retired and will not result in any increase in our outstanding debt. Any tendered-but-unaccepted original notes will be returned to you and will remain outstanding.

CAPITALIZATION

      The following table sets forth as of September 30, 2004, on a consolidated basis:

•	cash and cash equivalents;

•	the actual (historical) capitalization of CCO Holdings; and

•	the capitalization of CCO Holdings, pro forma to reflect the issuance and sale of the original notes and the anticipated use of proceeds therefrom.

      The following information should be read in conjunction with the “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30,
	2004

	Actual	Pro Forma

	(Dollars in millions,
	unaudited)
Cash and cash equivalents	$91	$228

Long-Term Debt:
Renaissance:
10.000% senior discount notes due 2008	$116	$116
CC V Holdings:
11.875% senior discount notes due 2008(a)	113	113
Charter Operating:
Credit facilities(b)	5,393	4,993
8.000% senior second lien notes due 2012	1,100	1,100
8.375% senior second lien notes due 2014	400	400
CCO Holdings:
8 3/4% senior notes due 2013	500	500
Senior floating rate notes due 2010	—	550

Total long-term debt	7,622	7,772

Loan Payable — Related Party	39	39

Minority Interest(c)	650	650

Member’s Equity	6,848	6,848

Total Capitalization	$15,159	$15,309

(a)	CC V Holdings, LLC has announced its intention to redeem these notes. See “Description of Other Indebtedness — Outstanding Notes — CC V Holdings, LLC Notes.”

(b)	The amounts outstanding under the Charter operating credit facilities as of September 30, 2004 totaled $5.4 billion. Borrowing availability under the Charter operating credit facilities totaled $957 million as of September 30, 2004, none of which was restricted due to covenants.

(c)	Minority interest consists of preferred membership interests in CC VIII, LLC, an indirect subsidiary of CCO Holdings. Paul G. Allen indirectly holds the preferred membership interests in CC VIII as a result of the exercise of put rights originally granted in connection with the Bresnan transaction in 2000. An issue has arisen regarding the ultimate ownership of the CC VIII membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma consolidated financial statements are based on the historical consolidated financial statements of CCO Holdings, adjusted on a pro forma basis to reflect the following transactions as if they had occurred on September 30, 2004 (for the unaudited pro forma consolidated balance sheet) and on January 1, 2003 (for the unaudited pro forma consolidated statement of operations):

(1) the disposition of certain of our assets in October 2003 and in March and April 2004 and the use of proceeds in each case to pay down credit facilities;

(2) the issuance and sale of the CCO Holdings senior floating rate notes in December 2004, the CCO Holdings senior notes in November 2003 and the Charter Operating senior second lien notes in April 2004 with proceeds used to refinance or repay outstanding debt and for general corporate purposes; and

(3) an increase in amounts outstanding under the Charter Operating credit facilities in April 2004 and the use of such funds, together with the proceeds of the sale of the Charter Operating senior second lien notes, to refinance amounts outstanding under credit facilities of our subsidiaries, CC VI Operating, CC VIII Operating and Falcon.

      The unaudited pro forma adjustments are based on information available to us as of the date of this prospectus and certain assumptions that we believe are reasonable under the circumstances. The Unaudited Pro Forma Consolidated Financial Statements required allocation of certain revenues and expenses and such information has been presented for comparative purposes and is not intended (a) to provide any indication of what our actual financial position or results of operations would have been had the transactions described above been completed on the dates indicated or (b) to project our results of operations for any future date.

CCO HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

		Asset	Financing		Offering
		Dispositions	Transactions		Adjustments
	Historical	(Note A)	(Note B)	Subtotal	(Note C)	Pro Forma

	(Dollars in millions)
Revenues:
Video	$3,461	$(137)	$—	$3,324	$—	$3,324
High-speed data	556	(15)	—	541	—	541
Advertising sales	263	(8)	—	255	—	255
Commercial	204	(16)	—	188	—	188
Other	335	(13)	—	322	—	322

Total revenues	4,819	(189)	—	4,630	—	4,630
Costs and Expenses:
Operating (excluding depreciation and amortization)	1,952	(71)	—	1,881	—	1,881
Selling, general and administrative	940	(26)	—	914	—	914
Depreciation and amortization	1,453	(40)	—	1,413	—	1,413
Loss on sale of assets, net	5	21	—	26	—	26
Option compensation expense, net	4	—	—	4	—	4
Special charges, net	21	—	—	21	—	21
Unfavorable contracts and other adjustments	(72)	—	—	(72)	—	(72)

	4,303	(116)	—	4,187	—	4,187

Income (loss) from operations	516	(73)	—	443	—	443
Interest expense, net	(500)	27	(149)	(622)	(18)	(640)
Gain on derivative instruments and hedging activities, net	65	—	—	65	—	65
Other, net	(9)	—	—	(9)	—	(9)

	(444)	27	(149)	(566)	(18)	(584)

Loss before minority interest and income taxes	72	(46)	(149)	(123)	(18)	(141)
Minority interest	(29)	—	—	(29)	—	(29)

Loss before income taxes	43	(46)	(149)	(152)	(18)	(170)
Income tax benefit	(13)	1	—	(12)	—	(12)

Net loss	$30	$(45)	$(149)	$(164)	$(18)	$(182)

      Note A: Represents the elimination of operating results related to the disposition of certain assets in October 2003 and in March and April 2004 and a reduction of interest expense related to the use of the net proceeds from such sales to repay a portion of our subsidiaries’ credit facilities.

      Note B: Represents adjustment to interest expense associated with the completion of the financing transactions discussed in pro forma assumptions two and three (in millions):

Interest in the Charter Operating senior second lien notes and the amended and restated Charter Operating credit facilities at a weighted average rate of 5.1%	$340
Interest on CCO Holdings 8 3/4% senior notes	38
Amortization of deferred financing costs	24
Less:
Historical interest expense for Charter Operating credit facilities and on subsidiary credit facilities repaid	(253)

Net increase in interest expense for other financing transactions	$149

      Note C: Represents the increase in interest expense from the issuance of $550 million of senior floating rate notes due 2010 and the amortization of deferred debt issuance cost associated with such issuance reduced by the use of proceeds to repay a portion of the amounts outstanding under our subsidiary’s revolving credit facilities (in millions):

Interest on the senior floating rate notes issued in December 2004	$36
Amortization of deferred debt issuance costs(a)	2
Less interest on our subsidiary’s revolving credit facility repaid	(20)

Pro forma interest expense adjustment	$18

(a)	The adjustment related to the amortization of deferred financing cost is based on preliminary information available at this time and is subject to change based on finalization of the amount of financing costs to be deferred.

CCO HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

		Asset	Financing		Offering
		Dispositions	Transactions		Adjustments
	Historical	(Note A)	(Note B)	Subtotal	(Note C)	Pro Forma

	(Dollars in millions)
Revenues
Video	$2,534	$(21)	$—	$2,513	$—	$2,513
High-speed data	538	(3)	—	535	—	535
Advertising	205	(1)	—	204	—	204
Commercial	175	(2)	—	173	—	173
Other	249	(2)	—	247	—	247

Total	3,701	(29)	—	3,672	—	3,672
Costs and Expenses
Operating (excluding depreciation and amortization)	1,552	(12)	—	1,540	—	1,540
Selling, general and administrative	735	(4)	—	731	—	731
Depreciation and amortization	1,105	(6)	—	1,099	—	1,099
Impairments of franchises	2,433	—	—	2,433	—	2,433
Gain (loss) on sale of assets, net	(104)	105	—	1	—	1
Option compensation expense, net	34	—	—	34	—	34
Special charges, net	100	—	—	100	—	100

	5,855	83	—	5,938	—	5,938

Loss from operations	(2,154)	(112)	—	(2,266)	—	(2,266)
Interest expense, net	(406)	4	(38)	(440)	(14)	(454)
Gain on derivative instruments and hedging activities, net	48	—	—	48	—	48
Loss on extinguishment of debt	(21)	—	21	—	—	—

	(379)	4	(17)	(392)	(14)	(406)

Loss before minority interest, income taxes, and cumulative effect of accounting change	(2,533)	(108)	(17)	(2,658)	(14)	(2,672)
Minority interest	25	—	—	25	—	25

Loss before income taxes and cumulative effect of accounting change	(2,508)	(108)	(17)	(2,633)	(14)	(2,647)
Income tax benefit	41	—	—	41	—	41

Loss before cumulative effect of accounting change	$(2,467)	$(108)	$(17)	$(2,592)	$(14)	$(2,606)

      Note A: Represents the elimination of operating results related to the disposition of certain assets in March and April 2004 and a reduction of interest expense related to the use of the net proceeds from such sales to repay a portion of our subsidiaries’ credit facilities.

      Note B: Represents adjustment to interest expense associated with the completion of the financing transactions discussed in pro forma assumptions two and three (in millions):

Interest on the Charter Operating senior second lien notes and the amended and restated Charter Operating credit facilities at a weighted average rate of 4.9%	$114
Amortization of deferred financing costs	7
Less:
Historical interest expense for Charter Operating credit facilities and on subsidiary credit facilities repaid	(83)

Net increase in interest expense for other financing transactions	$38

      Loss on extinguishment of debt represents the elimination of the write-off of deferred financing fees and third party costs related to the Charter Operating refinancing in April 2004.

      Note C: Represents the increase in interest expense from the issuance of $550 million of senior floating rate notes due 2010 and the amortization of deferred debt issuance cost associated with such issuance reduced by the use of proceeds to repay a portion of the amounts outstanding under our subsidiary’s revolving credit facilities (in millions):

Interest on the senior floating rate notes issued in December 2004	$27
Amortization of deferred debt issuance costs(a)	2
Less interest on our subsidiary’s revolving credit facility repaid	(15)

Pro forma interest expense adjustment	$14

(a)	The adjustment related to the amortization of deferred financing cost is based on preliminary information available at this time and is subject to change based on finalization of the amount of financing costs to be deferred.

CCO HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2004

		Offering
		Adjustments
	Historical	(Note A)	Pro Forma

	(Dollars in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$91	$137	$228
Accounts receivable, net	176	—	176
Prepaid expenses and other current assets	20		20

Total current assets	287	137	424

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	6,230	—	6,230
Franchises, net	9,885	—	9,885

Total investment in cable properties, net	16,115	—	16,115

OTHER NONCURRENT ASSETS	226	13	239

Total assets	$16,628	$150	$16,778

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$927	—	$927
Payables to related party	13	—	13

Total current liabilities	940	—	940

LONG-TERM DEBT	7,622	150	7,772

LOANS PAYABLE — RELATED PARTY	39	—	39

DEFERRED MANAGEMENT FEES — RELATED PARTY	14	—	14

OTHER LONG-TERM LIABILITIES	515	—	515

MINORITY INTEREST	650	—	650

MEMBER’S EQUITY:
Member’s equity	6,874	—	6,874
Accumulated other comprehensive loss	(26)	—	(26)

Total member’s equity	6,848	—	6,848

Total liabilities and member’s equity	$16,628	$150	$16,778

      Note A: Offering adjustments represent the issuance in December 2004 of $550 million of senior floating rate notes by CCO Holdings with proceeds used for (i) repayment of $400 million under Charter Operatings’ revolving credit facility, (ii) payment of financing costs and (iii) general corporate purposes. The amount of financing costs deferred is based on preliminary information regarding actual expenses. Sources and uses are as follows (in millions):

Source of funds:
Issuance of senior floating rate notes due 2010	$550

Total sources	$550

Uses of funds:
Repay Charter Operatings’ revolving credit facility	$400
Payment of financing costs	13
General corporate purposes	137

Total uses	$550

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      In June 2003, CCO Holdings was formed. CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, CCO Holdings Capital, CCH II, our direct parent, and CCH I; and (ii) combining and contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Operating to Charter Operating. These transactions were accounted for as a reorganization of entities under common control. Accordingly, the financial information for CCO Holdings combines the historical financial condition, cash flows and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings for all periods presented.

      The following table presents summary financial and other data for CCO Holdings and its subsidiaries and has been derived from (i) the audited consolidated financial statements of CCO Holdings and its subsidiaries for the four years ended December 31, 2003, (ii) the unaudited consolidated financial statements of CCO Holdings and its subsidiaries for the year ended December 31, 1999, and (iii) the unaudited consolidated financial statements of CCO Holdings and its subsidiaries for the nine months ended September 30, 2003 and 2004. The consolidated financial statements of CCO Holdings and its subsidiaries for the years ended December 31, 2000 to 2003 have been audited by KPMG LLP, an independent registered public accounting firm. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in millions)

						(Unaudited)
Statement of Operations Data:
Revenues	$1,428	$3,141	$3,807	$4,566	$4,819	$3,602	$3,701

Costs and Expenses:
Operating (excluding depreciation and amortization)	461	1,187	1,486	1,807	1,952	1,457	1,552
Selling, general and administrative	329	606	826	963	940	702	735
Depreciation and amortization	745	2,387	2,683	1,436	1,453	1,095	1,105
(Gain) loss on sale of assets, net	—	—	10	3	5	23	(104)
Impairment of franchises	—	—	—	4,638	—	—	2,433
Option compensation expense, net	80	38	(5)	5	4	1	34
Special charges, net	—	—	18	36	21	18	100
Unfavorable contracts and other settlements	—	—	—	—	(72)	—	—

	1,615	4,218	5,018	8,888	4,303	3,296	5,855

Income (loss) from operations	(187)	(1,077)	(1,211)	(4,322)	516	306	(2,154)

Interest expense, net	(243)	(644)	(525)	(512)	(500)	(375)	(406)
Gain (loss) on derivative instruments and hedging activities, net	—	—	(50)	(115)	65	35	48
Loss on extinguishment of debt	—	—	—	—	—	—	(21)
Other, net	(8)	(6)	(52)	3	(9)	(3)	—

Income (loss) before minority interest, income taxes and cumulative effect of accounting change	(438)	(1,727)	(1,838)	(4,946)	72	(37)	(2,533)
Minority interest	—	(13)	(16)	(16)	(29)	(11)	25

Income (loss) before income taxes and cumulative effect of accounting change	(438)	(1,740)	(1,854)	(4,962)	43	(48)	(2,508)
Income tax benefit (expense)	(1)	24	27	216	(13)	(3)	41

Income (loss) before cumulative effect of accounting change	(439)	(1,716)	(1,827)	(4,746)	30	(51)	(2,467)
Cumulative effect of accounting change	—	—	(24)	(540)	—	—	(840)

Net income (loss)	$(439)	$(1,716)	$(1,851)	$(5,286)	$30	$(51)	$(3,307)

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in millions)

						(Unaudited)
Other Data:
Ratio of earnings to cover fixed charges(a)	NA	NA	NA	NA	1.14	NA	NA
Deficiencies of earnings to cover fixed charges(a)	$438	$1,727	$1,838	$4,946	NA	$37	2,533

						As of
	As of December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in millions)

						(Unaudited)
Balance Sheet Data (end of period):
Cash and cash equivalents	$104	$122	$—	$310	$85	$45	$91
Total assets	18,939	24,235	26,091	21,984	20,994	21,083	16,628
Long-term debt	8,936	7,531	6,961	8,066	7,956	7,889	7,622
Loan payable — related party	—	446	366	133	37	37	39
Minority interest(b)	25	666	680	693	719	703	650
Members’ equity	8,048	13,493	15,940	11,040	10,585	10,701	6,848

(a)	Earnings include net loss plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(b)	Minority interest consists of preferred membership units in CC VIII, LLC, an indirect subsidiary of Charter Holdings, indirectly held by Paul G. Allen as a result of the exercise of put rights originally granted in connection with the Bresnan transaction in 2000. An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII, LLC membership interests following consummation of the Bresnan put transaction. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Reference is made to “Disclosure Regarding Forward-Looking Statements,” which describes important factors that could cause actual results to differ from expectations and non-historical information contained herein. In addition, the following discussion should be read in conjunction with the audited consolidated financial statements of CCO Holdings and subsidiaries as of and for the years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements of CCO Holdings and subsidiaries as of and for the nine months ended September 30, 2004 included in this prospectus.

      CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, which is a wholly owned subsidiary of CCH I, which in turn is a wholly owned subsidiary of Charter Holdings. Charter Holdings is a wholly owned subsidiary of Charter Holdco which is a subsidiary of Charter. See “Summary — Organized Structure.” Our “parent companies” are CCH II, CCH I, Charter Holdings, Charter Holdco and Charter. “We,” “us” and “our” refer to CCO Holdings and its subsidiaries.

      CCO Holdings is the sole owner of Charter Operating. In June and July 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, CCO Holdings Capital, CCH II, and CCH I and (ii) combining and contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Operating to Charter Operating. This transaction was accounted for as a reorganization of entities under common control. Accordingly, the historical financial condition and results of operations of CCO Holdings combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings, for all periods presented.

Introduction

      During 2003, we undertook a number of transition activities including reorganizing our workforce, adjusting our video pricing and packages, call center consolidations and implementing billing conversions. Due to the focus on such activities and certain financial constraints, we reduced spending on marketing our products and services. The reduced marketing activities and other necessary operational changes negatively impacted customer retention and acquisition, primarily during the first half of the year. During the second half of 2003, we increased our marketing efforts and implemented promotional campaigns to slow the loss of analog video customers, and to accelerate advanced service penetration, especially in high-speed data.

      In 2003 and the nine months ended September 30, 2004, we and our parent companies took a series of steps intended to improve our balance sheet and liquidity. The issuance by our parent company, Charter, of approximately $862.5 million original principal amount of convertible senior notes due 2009, the net proceeds of which have been used by Charter to purchase a portfolio of U.S. government securities as security for certain interest payments on those convertible senior notes and to redeem Charter’s $588 million outstanding 5.75% convertible senior notes due October 2005, and our issuance of the notes with the net proceeds used to repay Charter Operatings’ revolving credit facility and for general corporate purposes, are our most recent examples of these efforts. In addition, since September 2003:

•	Charter and its subsidiaries exchanged $1.9 billion of indebtedness for $1.6 billion of indebtedness while extending maturities and resulting in a reduction of parent company debt outstanding of approximately $294 million.

•	We sold $500 million total principal amount of 8 3/4% senior notes and used the net proceeds to repay approximately $486 million principal amount of our subsidiaries’ credit facilities, providing additional financial flexibility for use of our subsidiaries’ credit facilities.

•	Our subsidiaries amended the Charter Operating credit facilities and concurrently issued $1.5 billion in senior second lien notes to refinance bank debt of CC VI Operating, CC VIII Operating and Falcon. The transaction extended beyond 2008 approximately $8.0 billion of scheduled debt maturities and credit facility commitment reductions which would have otherwise come due before that time.

•	Our subsidiaries completed the sale of cable systems in Port Orchard, Washington, for a total price of approximately $91 million, subject to adjustments.

•	We closed the sale of certain cable systems in Florida, Pennsylvania, Maryland, Delaware, and West Virginia to Atlantic Broadband Finance, LLC. We closed on the sale of an additional cable system in New York to Atlantic Broadband Finance, LLC in April 2004. Subject to post-closing contractual adjustments, we expect the total net proceeds from the sale of all of these systems to be approximately $733 million, of which $5 million is currently held in an indemnity escrow account (with the unused portion thereof to be released by March 1, 2005). The net proceeds received to date have been used to repay a portion of the amounts outstanding under our subsidiaries’ credit facilities.

•	We significantly reduced capital spending, from approximately $2.1 billion for the year ended December 31, 2002 to approximately $804 million for the year ended December 31, 2003, primarily due to the substantial completion of our network rebuild and upgrade.

      During the years 1999 through 2001, we grew significantly, principally through acquisitions of other cable businesses financed by debt and, to a lesser extent, equity. We have no current plans to pursue any significant acquisitions. However, we may pursue exchanges of non-strategic assets or divestitures, such as the sale of cable systems to Atlantic Broadband Finance, LLC discussed above. We therefore do not believe that our historical growth rates are accurate indicators of future growth.

      The industry’s and our most significant operational challenges in 2003 and the first nine months of 2004 included increased competition from direct broadcast satellite (DBS) providers and digital subscriber line (DSL) service providers. See “Business — Competition”. The increased competition from DBS has resulted in net analog video customer losses and decreased growth rates for digital video customers. Increased competition from DSL providers combined with limited opportunities to expand our customer base now that approximately 27% of our analog video customers subscribe to our high-speed data services has resulted in decreased growth rates for high-speed data customers. To date, we have continued to grow revenues by offsetting video customer losses with price increases and sales of incremental advanced services such as high-speed data, video on demand, digital video recorders and high-definition television. We expect to continue to grow revenues through continued growth in high-speed data and incremental advanced services including VOIP telephony, high-definition television, video on demand and digital video recorders.

      Historically, our ability to fund operations and investing activities has depended on our continued access to credit under our subsidiaries’ credit facilities. While our use of cash has changed over time such that the substantial majority of our cash now comes from cash flows from operating activities, we expect we will continue to borrow under our subsidiary’s credit facilities from time to time to fund cash needs. The occurrence of an event of default under our subsidiary’s credit facilities could result in borrowings from these facilities being unavailable to us and could, in the event of a payment default or acceleration, also trigger events of default under our notes and our subsidiaries’ and parent companies’ outstanding notes and would have a material adverse effect on us.

Adoption of New Policies

      Charter is our manager and we have followed and continue to follow Charter’s policies and practices. Commencing in January 2002 and continuing through the first quarter of 2003, Charter’s management elected to implement a number of new policies including:

      Change in Disconnect and Bad Debt Policies. Our estimated customer count is intended to include those people receiving cable service (regardless of payment status), except for complimentary accounts (such as our employees). Our disconnect and bad debt guidelines for slow or nonpaying customers provide that, in general, customers are to be terminated for non-payment after approximately 60-75 days, and written off/referred to collection at approximately 90-110 days. We initially began implementing this policy in January 2002 after we decided to change our past practice under which we did not promptly disconnect these customers on a uniform basis. Effective year-end 2001, we also increased our allowance for doubtful accounts. The number of our customers who are presently more than 90 days overdue and our bad debt expense associated with such customers are lower than they were prior to the institution of these policies.

      Procedures to Ensure Adherence to Disconnect and Customer Count Policies. During Charter’s review of its internal audit findings and in the course of internal investigations, and subsequently in the course of responding to Charter’s governmental investigations, we became concerned that certain employees either were not or had not previously been complying with our customer count and disconnect policies. We have since announced to our employees that a failure to follow these policies will be met with disciplinary action including, in appropriate cases, termination. We have terminated and disciplined employees who have not followed the policies. We have instituted regular review of customer reports by senior employees in an effort to ensure adherence to our policies and consistency of application throughout our various operating divisions, and we have established a telephone hotline number for employees to call and report misconduct relating to the reporting of customer numbers. We have also elected not to provide guidance on expected customer numbers in our public disclosures.

      Corporate Compliance Program. Prior to 2003, Charter did not have a formal compliance program. In early 2003, Charter established a corporate compliance program, pursuant to which it provides training to its employees and provides a revised Code of Conduct to employees that is incorporated into Charter’s Employee Handbook. The Code and Handbook require that employees report violations of the Code or other behavior which they believe might be unethical or illegal. Employees can report matters to their supervisor, to the Human Resources Department, through a hotline or through a secure website, and may do so anonymously. The compliance program is overseen by a compliance committee comprised of high-ranking Charter officers, which meets on a quarterly basis. Charter’s Chief Compliance Officer also reports to the Audit Committee on a quarterly basis.

      Treatment of Data Only Customers. Charter changed its methodology for reporting analog cable video customers to exclude those customers who receive high-speed data service only. This represented a change in Charter’s methodology from prior reports through September 30, 2002, in which high-speed data service only customers (which numbered approximately 55,900 at September 30, 2002) were included within our analog cable video customers. Charter made this change because it determined that a substantial number of those customers who only received high-speed data service were unable to receive our most basic level of analog video service because this service was physically secured or blocked, was unavailable in certain areas or the customers were unaware that this service was available to them. In addition, in light of Charter’s decision to begin marketing of our high-speed data services as a separate product, Charter believed that separate disclosure of this information would assist investors in understanding our current business and in monitoring what we expected to be an increasing number of data only customers. See “Business — Products and Services.”

      Disclosure Committee. Charter established a Disclosure Committee, consisting of senior personnel from the business units, Charter’s internal audit group, and the finance and legal groups, and Charter now follows an extensive review and certification process in connection with our filings with the SEC and other disclosure documents.

      Audit Committee. Charter modified its Audit Committee’s charter to expand the role of the committee and to comply with the Sarbanes-Oxley Act of 2002 and the rules issued thereunder (including Nasdaq rules).

      Accounting Policy Changes. In early 2003, our parent companies and our subsidiaries contributed to us by our parent company in a reorganization of entities under common control (as discussed above) restated their 2002, 2001 and 2000 financial statements. As the financial statements presented in this prospectus have not been previously presented, the financial statements have not been restated. As a result of the restatements of our parent companies’ and subsidiaries’ financial statements, a number of accounting policies were revised, including treatment of launch incentives from programmers, recognition of customer incentives and inducements, capitalization of labor and overhead, treatment of customer acquisition costs, accelerated recognition of depreciation in connection with our rebuild and upgrade program and recognition of deferred tax liabilities and franchises related to acquisitions.

      These adjustments reduced revenues previously reported in our parent companies’ and our subsidiaries’ financial statements by a total of $38 million, $146 million and $108 million, for the first three quarters of 2002 and for the years ended December 31, 2001 and 2000, respectively. Such adjustments represented approximately 1%, 4% and 3% of our parent companies’ and our subsidiaries’ previously reported revenues for the respective periods in 2002, 2001 and 2000, respectively. Our parent companies’ and our subsidiaries’ previously reported consolidated net loss increased by a total of $188 million for the first three quarters of 2002 and decreased by $21 million for the year ended December 31, 2001. Our parent companies’ and our subsidiaries’ previously reported net loss increased by $70 million for the year ended December 31, 2000, primarily due to adjustments related to the original accounting for acquisitions and elements of our rebuild and upgrade activities. Net cash flows from operating activities for the years ended December 31, 2001 and 2000 were reduced by $21 million and $302 million, respectively.

Acquisitions

      The following table sets forth information regarding our significant acquisitions from January 1, 2001 through December 31, 2002 (none in 2003 or 2004):

	Purchase Price

			Securities
	Acquisition	Cash	Issued/Other		Total		Acquired
	Date	Paid	Consideration		Price		Customers

	(Dollars in millions)
AT&T Systems	6/01	$1,711	$25		$1,736	(a)	551,100
Cable USA	8/01	45	55	(b)	100		30,600

Total 2001 Acquisitions		1,756	80		1,836		581,700

High Speed Access Corp.	2/02	78	—		78		N/A
Enstar Limited Partnership Systems	4/02	48	—		48		21,600
Enstar Income Program II-1, L.P.	9/02	15	—		15		6,400

Total 2002 Acquisitions		141	—		141		28,000

Total 2001-2002 Acquisitions		$1,897	$80		$1,977		609,700

(a)	Comprised of $1.7 billion, as adjusted, in cash and a cable system located in Florida valued at $25 million, as adjusted.

(b)	In connection with this transaction, at the closing Charter and Charter Holdco acquired all of the outstanding stock of Cable USA and the assets of related affiliates in exchange for cash and 505,664 shares of Charter Series A convertible redeemable preferred stock. In the first quarter of 2003, an additional $0.34 million in cash was paid and 39,595 additional shares of Charter Series A convertible redeemable preferred stock were issued to certain sellers.

      All acquisitions were accounted for under the purchase method of accounting and results of operations were included in our consolidated financial statements from their respective dates of acquisition.

      We have no current plans to pursue any significant acquisitions. However, we will continue to evaluate opportunities to consolidate our operations through the sale of cable systems to, or exchange of like-kind assets with, other cable operators as such opportunities arise, and on a very limited basis, consider strategic new acquisitions. Our primary criteria in considering these opportunities are the rationalization of our operations into geographic clusters and the potential financial benefits we expect to ultimately realize as a result of the sale, exchange, or acquisition.

Overview of Operations

      Approximately 86% of our revenues for the nine months ended September 30, 2004 and the year ended December 31, 2003 are attributable to monthly subscription fees charged to customers for our video, high-speed data, telephone and commercial services provided by our cable systems. Generally, these customer subscriptions may be discontinued by the customer at any time. The remaining 14% of revenue is derived primarily from pay-per-view and VOD programming where users are charged a fee for individual programs viewed, advertising revenues, installation or reconnection fees charged to customers to commence or reinstate service, commissions related to the sale of merchandise by home shopping services and franchise fee revenues, which are collected by us but then paid to local franchising authorities. We have generated increased revenues during the past three years, primarily through the sale of digital video and high-speed data services to new and existing customers, price increases on video services and customer growth from acquisitions. Going forward, our goal is to increase revenues by stabilizing our analog video customer base, implementing price increases on certain services and packages and increasing revenues from incremental high-speed data services, digital video and advanced products and services such as telephony using voice-over-Internet protocol (“VOIP”), video on demand (“VOD”), high definition television and digital video recorder service provided to our customers. To accomplish this, we are increasing prices for certain services and we are offering new bundling of services combining digital video and our advanced services (such as high-speed data service and high definition television) at what we believe are attractive price points. See “Business — Sales and Marketing” for more details.

      Our success in our efforts to grow revenues and improve margins will be impacted by our ability to compete against companies with often fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and long-established relationships with regulatory authorities and customers. Additionally, controlling our cost of operations is critical, particularly cable programming costs, which have historically increased at rates in excess of inflation and are expected to continue to increase. See “Business — Programming” for more details. We are attempting to control our costs of operations by maintaining strict controls on expenses. More specifically, we are focused on managing our cost structure by renegotiating programming agreements to reduce the rate of historical increases in programming cost, managing our workforce to control increases and improve productivity, and leveraging our size in purchasing activities.

      Our expenses primarily consist of operating costs, selling, general and administrative expenses, depreciation and amortization expense and interest expense. Operating costs primarily include programming costs, the cost of our workforce, cable service related expenses, advertising sales costs, franchise fees and expenses related to customer billings. Our income from operations decreased from $306 million for the nine months ended September 30, 2003 to loss of operations of $2.2 billion for the nine months ended September 30, 2004, principally due to the impairment of franchises of $2.4 billion recorded in the third quarter of 2004. The nine months ended September 30, 2004 includes a gain on the sale of certain cable systems to Atlantic Broadband Finance, LLC which is substantially offset by an increase in option compensation expense and special charges when compared to the nine months ended September 30, 2003. For the year ended December 31, 2003, income from operations was $516 million and for the years ended December 31, 2002 and 2001, our loss from operations was $4.3 billion and $1.2 billion, respectively. Operating margin, which is defined as income (loss) from operations divided by revenues, was 11% for the year ended December 31, 2003, whereas for the years ending December 31, 2002 and 2001, we had negative operating margins of 95% and 32%, respectively. The improvement in income from operations and operating margin from 2002 to 2003 was principally due to a $4.6 billion franchise impairment charge in the fourth quarter of 2002 which did not recur in 2003 and the recognition of gains in 2003 of $93 million related to unfavorable contracts and other settlements and gain on sale of system. The increase in loss from operations and negative operating margins from 2001 to 2002 was primarily as a result of a $4.6 billion franchise impairment charge in the fourth quarter of 2002, partially offset by a decrease in amortization expense of $1.5 billion as a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of franchises determined to have an indefinite life.

Although we do not expect charges for impairment in the future of comparable magnitude, potential charges could occur due to changes in market conditions.

      We have a history of net losses. Further, we expect to continue to report net losses for the foreseeable future. Our net losses are principally attributable to insufficient revenue to cover the interest costs we incur because of our high level of debt, the depreciation expenses that we incur resulting from the capital investments we have made in our cable properties, and the amortization and impairment of our franchise intangibles. We expect that these expenses (other than amortization and impairment of franchises) will remain significant, and we therefore expect to continue to report net losses for the foreseeable future.

Critical Accounting Policies and Estimates

      Certain of our accounting policies require our management to make difficult, subjective or complex judgments. Management has discussed these policies with the Audit Committee of Charter’s board of directors and the Audit Committee has reviewed the following disclosure. We consider the following policies to be the most critical in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could affect our results of operations, financial condition and cash flows:

•	Capitalization of labor and overhead costs;

•	Useful lives of property, plant and equipment;

•	Impairment of property, plant, and equipment, franchises, and goodwill;

•	Income taxes; and

•	Litigation.

      In addition, there are other items within our financial statements that require estimates or judgment but are not deemed critical, such as the allowance for doubtful accounts, but changes in judgment, or estimates in these other items could also have a material impact on our financial statements.

Capitalization of Labor and Overhead Costs

      The cable industry is capital intensive, and a large portion of our resources are spent on capital activities associated with extending, rebuilding and upgrading our cable network. As of September 30, 2004 and December 31, 2003 and 2002, the net carrying amount of our property, plant and equipment (consisting primarily of cable network assets) was approximately $6.2 billion (representing 37% of total assets), $6.8 billion (representing 32% of total assets) and $7.5 billion (representing 34% of total assets), respectively. Total capital expenditures for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001 were approximately $616 million, $804 million, $2.1 billion and $2.8 billion, respectively.

      Costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to provide advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, direct labor, and certain indirect costs. These indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

      We make judgments regarding the installation and construction activities to be capitalized. We capitalize direct labor and certain indirect costs (“overhead”) using standards developed from actual costs and applicable operational data. We calculate standards for items such as the labor rates, overhead rates and the actual amount of time required to perform a capitalizable activity. For example, the standard amounts of time required to perform capitalizable activities are based on studies of the time required to perform such activities. Overhead rates are established based on an analysis of the nature of costs incurred in support of capitalizable activities and a determination of the portion of costs that is directly attributable to capitalizable activities. The impact of changes that resulted from these studies were not significant in the periods presented.

      Direct labor costs directly associated with capital projects are capitalized. We capitalize direct labor costs associated with personnel based upon the specific time devoted to network construction and customer installation activities. Capitalizable activities performed in connection with customer installations include:

•	Scheduling a “truck roll” to the customer’s dwelling for service connection;

•	Verification of serviceability to the customer’s dwelling (i.e., determining whether the customer’s dwelling is capable of receiving service by our cable network and/or receiving advanced or data services);

•	Customer premise activities performed by in-house field technicians and third-party contractors in connection with customer installations, installation of network equipment in connection with the installation of expanded services and equipment replacement and betterment; and

•	Verifying the integrity of the customer’s network connection by initiating test signals downstream from the headend to the customer’s digital set-top terminal.

      Judgment is required to determine the extent to which overhead is incurred as a result of specific capital activities, and therefore should be capitalized. The primary costs that are included in the determination of the overhead rate are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as dispatch, that directly assist with capitalizable installation activities, and (iv) indirect costs directly attributable to capitalizable activities.

      While we believe our existing capitalization policies are appropriate, a significant change in the nature or extent of our system activities could affect management’s judgment about the extent to which we should capitalize direct labor or overhead in the future. We monitor the appropriateness of our capitalization policies, and perform updates to our internal studies on an ongoing basis to determine whether facts or circumstances warrant a change to our capitalization policies. We capitalized direct labor and overhead of $116 million, $174 million, $335 million and $305 million, respectively, for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001. Capitalized internal direct labor and overhead costs significantly decreased in 2003 compared to 2002 primarily due to the substantial completion of the upgrade of our systems and a decrease in the amount of capitalizable installation costs.

Useful Lives of Property, Plant and Equipment

      We evaluate the appropriateness of estimated useful lives assigned to our property, plant and equipment, based on annual studies of such useful lives, and revise such lives to the extent warranted by changing facts and circumstances. Any changes in estimated useful lives as a result of these studies, which were not significant in the periods presented, will be reflected prospectively beginning in the period in which the study is completed. Beginning in January 2000, we commenced a significant initiative to rebuild and upgrade portions of our cable network. We reduced the useful lives of certain assets with a book value of $1.1 billion in 2000 and an additional $125 million in 2001. These assets were expected to be replaced and retired through that process in approximately one to three years, representing management’s best estimate of the expected pattern of the retirement from service of such assets. A significant change in assumptions about the extent or timing of future asset usage or retirements could materially affect future depreciation expense. The effect of a one-year decrease in the weighted average useful life of our property, plant and equipment would be an increase in depreciation expense for the year ended December 31, 2004 of approximately $296 million. The effect of a one-year increase in the weighted average useful life of our property, plant and equipment would be a decrease in depreciation expense for the year ended December 31, 2004 of approximately $198 million.

      Depreciation expense related to property, plant and equipment totaled $1.1 billion, $1.5 billion, $1.4 billion and $1.2 billion, representing approximately 19%, 34%, 16% and 24% of costs and expenses, for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively. Of these amounts, approximately $183 million and $352 million for the years ended December 31, 2002 and 2001 respectively, relates to network assets which were replaced and retired over the three-year period of the rebuild initiative. Depreciation is recorded using the straight-line method over management’s estimate of the estimated useful lives of the related assets as listed below.

Useful Life

Cable distribution systems	7-20 years
Customer equipment and installations	3-5 years
Vehicles and equipment	1-5 years
Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years

Impairment of Property, Plant and Equipment, Franchises and Goodwill

      As discussed above, the net carrying value of our property, plant and equipment is significant. We also have recorded a significant amount of cost related to franchises, pursuant to which we are granted the right to operate our cable distribution network throughout our service areas. The net carrying value of franchises as of September 30, 2004, December 31, 2003 and 2002 was approximately $9.9 billion (representing 59% of total assets), $13.7 billion (representing 65% of total assets) and $13.7 billion (representing 62% of total assets), respectively. Furthermore, we recorded approximately $52 million of goodwill as a result of the acquisition of High Speed Access in February 2002.

      We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. SFAS No. 142 requires that franchise intangible assets that meet the indefinite life criteria no longer be amortized against earnings but instead must be tested for impairment annually or more frequently as warranted by events or changes in circumstances. In determining whether our franchises have an indefinite life, we considered the exclusivity of the franchise, the expected costs of franchise renewals, and the technological state of the associated cable systems with a view to whether or not we are in compliance with any technology upgrading requirements. We have concluded that as of January 1, 2002, December 31, 2002 and December 31, 2003 more than 99% of our franchises qualify for indefinite life treatment under SFAS No. 142, and that less than one percent of our franchises do not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. Costs of finite-lived franchises, along with costs associated with franchise renewals, will be amortized on a straight-line basis over 10 years, which represents management’s best estimate of the average remaining useful lives of such franchises. Franchise amortization expense related to franchises not qualifying for indefinite life treatment totaled $3 million for the nine months ended September 30, 2004 and $9 million for each of the years ended December 31, 2003 and 2002. Franchise amortization expense was $1.5 billion, representing approximately 29% of costs and expenses, for the year ended December 31, 2001. We expect that amortization expense on franchise assets will be approximately $4 million annually, for each of the next five years. Actual amortization expense in future periods could differ from these estimates as a result of new intangible asset acquisitions or divestitures, changes in useful lives and other relevant factors.

      SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, requires that we evaluate the recoverability of our property, plant and equipment and franchise assets which did not qualify for indefinite life treatment under SFAS No. 142 upon the occurrence of events or changes in circumstances which indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. Under SFAS No. 144, a long-lived asset is deemed impaired when the carrying amount of the asset exceeds the projected undiscounted future cash flows associated with the asset. Furthermore, we were required to evaluate the recoverability of our indefinite life franchises, as well as goodwill, as of January 1, 2002 upon adoption of SFAS No. 142, and on an annual basis or more frequently as deemed necessary.

      Under both SFAS No. 144 and SFAS No. 142, if an asset is determined to be impaired, it is required to be written down to its estimated fair market value. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with internal forecasts. Our assumptions include these and other factors: penetration rates for analog and digital video and high-speed data, revenue growth rates, expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, and such estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation.

      Based on the guidance prescribed in Emerging Issues Task Force (“EITF”) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clustering of our cable systems into groups by which such systems are managed. Management believes such groupings represent the highest and best use of those assets. We determined that our franchises were impaired upon adoption of SFAS No. 142 on January 1, 2002 and as a result recorded the cumulative effect of a change in accounting principle of $540 million (net of tax effects of $32 million). As required by SFAS No. 142, the standard has not been retroactively applied to results for the period prior to adoption.

      Our valuations result in a value of property, plant and equipment, franchises, customer relationships and our total entity value. Goodwill is the difference between the total entity value and amounts assigned to the other assets.

      Franchises, for valuation purposes, are defined as the future economic benefits of the right to solicit and service potential customers (customer marketing rights), and the right to deploy and market new services such as interactivity and telephony to the potential customers (service marketing rights). Fair value is determined based on estimated discounted future cash flows using assumptions consistent with internal forecasts. The franchise after-tax cash flow is calculated as the after-tax cash flow generated by the potential customers obtained and the new services added to those customers in future periods. The sum of the present value of the franchises’ after-tax cash flow in years 1 through 10 and the continuing value of the after-tax cash flow beyond year 10 yields the fair value of the franchise. Prior to the adoption of Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill, discussed below, we followed a residual method of valuing our franchise assets, which had the effect of including goodwill with the franchise assets.

      We follow the guidance of EITF Issue 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, in valuing customer relationships. Customer relationships, for valuation purposes, represent the value of the business relationship with our existing customers and are calculated by projecting future after-tax cash flows from these customers including the right to deploy and market additional services such as interactivity and telephony to these customers. The present value of these after-tax cash flows yield the fair value of the customer relationships. Substantially all our acquisitions occurred prior to January 1, 2002. We did not record any value associated with the customer relationship intangibles related to those acquisitions. For acquisitions subsequent January 1, 2002 we did assign a value to the customer relationship intangible, which is amortized over its estimated useful life. The net carrying value of customer relationships at September 30, 2004 was approximately $6 million. The fair value of customer relationships at September 30, 2004 was approximately $2.0 billion.

      In September 2004, the Securities and Exchange Commission (“SEC”) staff issued Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill, which requires the direct method of separately valuing all intangible assets and does not permit goodwill to be included in franchise assets. We performed an impairment assessment as of September 30, 2004, and adopted Topic D-108 in that assessment resulting in a total franchise impairment of approximately $3.3 billion. We recorded a cumulative effect of accounting change of $840 million (approximately $875 million before tax effects of $16 million and minority interest effects of $19 million) for the nine months ended September 30, 2004 representing the portion of our total franchise impairment attributable to no longer including goodwill with franchise assets. The remaining $2.4 billion of the total franchise impairment was attributable to the use of lower projected growth rates and the resulting revised estimates of future cash flows in our valuation and was recorded as impairment of franchises in our condensed consolidated statements of operations for the three and nine months ended September 30, 2004. Sustained analog video customer losses by us and our industry peers in the third quarter of 2004 primarily as a result of increased competition from DBS providers and decreased growth rates in our and our industry peers’ high speed data customers in the third quarter of 2004, in part, as a result of increased competition from DSL providers led us to lower our projected growth rates and accordingly revise our estimates of future cash flows. See “Business — Competition.”

      The valuation completed at October 1, 2003 showed franchise values in excess of book value and thus resulted in no impairment. Our annual impairment assessment as of October 1, 2002, based on revised estimates of future cash flows and projected long-term growth rates in our valuation, led to recognition of a $4.6 billion impairment charge in the fourth quarter of 2002.

      The valuations used in our impairment assessments involve numerous assumptions as noted above. While economic conditions, applicable at the time of the valuation, indicate the combination of assumptions utilized in the valuations are reasonable, as market conditions change so will the assumptions with a resulting impact on the valuation and consequently the impairment charge.

      Sensitivity Analysis. The effect on the impairment charge recognized in the third quarter of 2004 of the indicated increase/decrease in the selected assumptions is shown below:

	Percentage/
	Percentage Point		Impairment Charge
Assumption	Change		Increase/(Decrease)

			(Dollars in millions)
Annual Operating Cash Flow(1)	+/- 5%		$(890)/$921
Long-Term Growth Rate(2)	+/- 1 pts	(3)	(1,579)/1,232
Discount Rate	+/- 0.5 pts	(3)	1,336/(1,528)

(1)	Operating Cash Flow is defined as revenues less operating expenses and selling general and administrative expenses.

(2)	Long-Term Growth Rate is the rate of cash flow growth beyond year ten.

(3)	A percentage point change of one point equates to 100 basis points.

Income Taxes

      All operations of Charter are held through Charter Holdco and its direct and indirect subsidiaries, including us and our subsidiaries. Charter Holdco and the majority of its subsidiaries are not subject to income tax. However, certain of these subsidiaries are corporations and are subject to income tax. All of the taxable income, gains, losses, deductions and credits of Charter Holdco are passed through to its members: Charter, Charter Investment, Inc., and Vulcan Cable III Inc. Charter is responsible for its share of taxable income or loss of Charter Holdco allocated to it in accordance with the Charter Holdco limited liability company agreement (the “LLC Agreement”) and partnership tax rules and regulations.

      The LLC Agreement provides for certain special allocations of net tax profits and net tax losses (such net tax profits and net tax losses being determined under the applicable federal income tax rules for determining capital accounts). Pursuant to the LLC Agreement, through the end of 2003, net tax losses of Charter Holdco that would otherwise have been allocated to Charter based generally on its percentage ownership of outstanding common units were allocated instead to the membership units held by Vulcan Cable III Inc. and Charter Investment, Inc. (the “Special Loss Allocations”) to the extent of their respective capital account balances. After 2003, pursuant to the LLC Agreement, net tax losses of Charter

Holdco are to be allocated to Charter, Vulcan Cable III Inc. and Charter Investment, Inc. based generally on their respective percentage ownership of outstanding common units to the extent of their respective capital account balances. The LLC Agreement further provides that, beginning at the time Charter Holdco generates net tax profits, the net tax profits that would otherwise have been allocated to Charter based generally on its percentage ownership of outstanding common membership units will instead generally be allocated to Vulcan Cable III Inc. and Charter Investment, Inc. (the “Special Profit Allocations”). The Special Profit Allocations to Vulcan Cable III Inc. and Charter Investment, Inc. will generally continue until the cumulative amount of the Special Profit Allocations offsets the cumulative amount of the Special Loss Allocations. The amount and timing of the Special Profit Allocations are subject to the potential application of, and interaction with, the Curative Allocation Provisions described in the following paragraph. The LLC Agreement generally provides that any additional net tax profits are to be allocated among the members of Charter Holdco based generally on their respective percentage ownership of Charter Holdco common membership units.

      Because the respective capital account balance of each of Vulcan Cable III Inc. and Charter Investment, Inc. was reduced to zero by December 31, 2002, certain net tax losses of Charter Holdco that were to be allocated for 2002, 2003 (subject to resolution of the issue described in “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII”), and possibly later years to Vulcan Cable III Inc. and Charter Investment, Inc. will instead be allocated to Charter (the “Regulatory Allocations”). The LLC Agreement further provides that, to the extent possible, the effect of the Regulatory Allocations is to be offset over time pursuant to certain curative allocation provisions (the “Curative Allocation Provisions”) so that, after certain offsetting adjustments are made, each member’s capital account balance is equal to the capital account balance such member would have had if the Regulatory Allocations had not been part of the LLC Agreement. The cumulative amount of the actual tax losses allocated to Charter as a result of the Regulatory Allocations through the year ended December 31, 2003 is approximately $2.0 billion to $2.6 billion pending the resolution of the issue described in “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

      As a result of the Special Loss Allocations and the Regulatory Allocations referred to above, the cumulative amount of losses of Charter Holdco allocated to Vulcan Cable III Inc. and Charter Investment, Inc. is in excess of the amount that would have been allocated to such entities if the losses of Charter Holdco had been allocated among its members in proportion to their respective percentage ownership of Charter Holdco common membership units. The cumulative amount of such excess losses was approximately $3.1 billion through December 31, 2002 and $2.0 billion to $2.5 billion through December 31, 2003, depending upon the resolution of the issue described in “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

      In certain situations, the Special Loss Allocations, Special Profit Allocations, Regulatory Allocations and Curative Allocation Provisions described above could result in Charter paying taxes in an amount that is more or less than if Charter Holdco had allocated net tax profits and net tax losses among its members based generally on the number of common membership units owned by such members. This could occur due to differences in (i) the character of the allocated income (e.g., ordinary versus capital), (ii) the allocated amount and timing of tax depreciation and tax amortization expense due to the application of section 704(c) under the Internal Revenue Code, (iii) the potential interaction between the Special Profit Allocations and the Curative Allocation Provisions, (iv) the amount and timing of alternative minimum taxes paid by Charter, if any, (v) the apportionment of the allocated income or loss among the states in which Charter Holdco does business, and (vi) future federal and state tax laws. Further, in the event of new capital contributions to Charter Holdco, it is possible that the tax effects of the Special Profit Allocations, Special Loss Allocations, Regulatory Allocations and Curative Allocation Provisions will change significantly pursuant to the provisions of the income tax regulations. Such change could defer the actual tax benefits to be derived by Charter with respect to the net tax losses allocated to it or accelerate the actual taxable income to Charter with respect to the net tax profits allocated to it. As a result, it is possible under certain circumstances that Charter could receive future allocations of taxable income in excess of its currently allocated tax deductions and available tax loss carryforwards.

      In addition, under their exchange agreement with Charter, Vulcan Cable III Inc. and Charter Investment, Inc. may exchange some or all of their membership units in Charter Holdco for Charter’s Class B common stock, be merged with Charter, or be acquired by Charter in a non-taxable reorganization. If such an exchange were to take place prior to the date that the Special Profit Allocation provisions had fully offset the Special Loss Allocations, Vulcan Cable III Inc. and Charter Investment, Inc. could elect to cause Charter Holdco to make the remaining Special Profit Allocations to Vulcan Cable III Inc. and Charter Investment, Inc. immediately prior to the consummation of the exchange. In the event Vulcan Cable III Inc. and Charter Investment, Inc. choose not to make such election or to the extent such allocations are not possible, Charter would then be allocated tax profits attributable to the membership units received in such exchange pursuant to the Special Profit Allocation provisions. Mr. Allen has generally agreed to reimburse Charter for any incremental income taxes that Charter would owe as a result of such an exchange and any resulting future Special Profit Allocations to Charter.

      As of September 30, 2004 and December 31, 2003 and 2002, we have recorded net deferred income tax liabilities of $204 million, $267 million and $252 million, respectively. Additionally, as of September 30, 2004 and December 31, 2003 and 2002, we have deferred tax assets of $83 million, $86 million and $80 million, respectively, which primarily relate to tax net operating loss carryforwards of certain of our indirect corporate subsidiaries. We are required to record a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Given the uncertainty surrounding our ability to utilize our deferred tax assets, these items have been offset with a corresponding valuation allowance of $57 million, $51 million and $25 million at September 30, 2004 and December 31, 2003 and 2002, respectively.

      Charter Holdco is currently under examination by the Internal Revenue Service for the tax years ending December 31, 1999 and 2000. Management does not expect the results of this examination to have a material adverse effect on our consolidated financial condition, results of operations or our liquidity, including our ability to comply with our debt covenants.

Litigation

      Legal contingencies have a high degree of uncertainty. When a loss from a contingency becomes estimable and probable, a reserve is established. The reserve reflects management’s best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately when the matter is brought to closure. We have established reserves for certain matters including those described in “Business — Legal Proceedings.” If any of the litigation matters described in “Business — Legal Proceedings” is resolved unfavorably resulting in payment obligations in excess of management’s best estimate of the outcome, such resolution could have a material adverse effect on our consolidated financial condition, results of operations or our liquidity.

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      The following table sets forth the percentages of revenues that items in the accompanying consolidated statements of operations constituted for the periods presented (dollars in millions):

	2004

	Nine Months Ended September
	30,

			2003

Revenues	$3,701	100%	$3,602	100%

Costs and expenses:
Operating (excluding depreciation and amortization)	1,552	42%	1,457	41%
Selling, general and administrative	735	20%	702	19%
Depreciation and amortization	1,105	30%	1,095	30%
Impairment of franchises	2,433	66%	—	—
(Gain) loss on sale of assets, net	(104)	(3)%	23	1%
Option compensation expense, net	34	1%	1	—
Special charges, net	100	2%	18	1%

	5,855	158%	3,296	92%

Income (loss) from operations	(2,154)	(58)%	306	8%

Interest expense, net	(406)		(375)
Gain on derivative instruments and hedging activities, net	48		35
Loss on extinguishment of debt	(21)		—
Other, net	—		(3)

	(379)		(343)

Loss before minority interest, income taxes and cumulative effect of accounting change	(2,533)		(37)
Minority interest	25		(11)

Loss before income taxes and cumulative effect of accounting change	(2,508)		(48)
Income tax benefit (expense)	41		(3)

Loss before cumulative effect of accounting change	(2,467)		(51)
Cumulative effect of accounting change, net of tax	(840)		—

Net loss	$(3,307)		$(51)

      Revenues. Revenues increased by $99 million, or 3%, from $3.6 billion for the nine months ended September 30, 2003 to $3.7 billion for the nine months ended September 30, 2004. This increase is principally the result of an increase of 330,200 and 24,100 high-speed data and digital video customers, respectively, as well as price increases for video and high-speed data services, and is offset partially by a decrease of 423,500 analog video customers. Included in the reduction in analog video customers and reducing the increase in digital video and high-speed data customers are 259,100 analog video customers, 94,500 digital video customers and 48,200 high-speed data customers sold in the cable system sales to Atlantic Broadband Finance, LLC, which closed in March and April 2004 and to WaveDivision Holdings, LLC which closed in October 2003 (collectively referred to herein as the “Systems Sales”). The Systems Sales reduced the increase in revenues by $116 million. Our goal is to increase revenues by stabilizing our analog video customer base, implementing price increases on certain services and packages and increasing revenues from incremental high-speed data services, digital video and advanced products and services such as telephony using VOIP, VOD, high definition television and digital video recorder service provided to our customers.

      Average monthly revenue per analog video customer increased from $61.46 for the nine months ended September 30, 2003 to $66.17 for the nine months ended September 30, 2004 primarily as a result of price increases and incremental revenues from advanced services. Average monthly revenue per analog video customer represents total annual revenue, divided by nine, divided by the average number of analog video customers during the respective period.

      Revenues by service offering were as follows (dollars in millions):

	Nine Months Ended September 30,

	2004		2003		2004 over 2003

		% of		% of		%
	Revenues	Revenues	Revenues	Revenues	Change	Change

Video	$2,534	68%	$2,607	73%	$(73)	(3)%
High-speed data	538	14%	403	11%	135	33%
Advertising sales	205	6%	188	5%	17	9%
Commercial	175	5%	149	4%	26	17%
Other	249	7%	255	7%	(6)	(2)%

	$3,701	100%	$3,602	100%	$99	3%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues decreased by $73 million, or 3%, from $2.6 billion for the nine months ended September 30, 2003 to $2.5 billion for the nine months ended September 30, 2004. Approximately $84 million of the decrease was the result of the Systems Sales and approximately an additional $45 million related to a decline in analog video customers. These decreases were offset by increases of approximately $35 million resulting from price increases and incremental video revenues from existing customers and approximately $21 million resulting from an increase in digital video customers.

      Revenues from high-speed data services provided to our non-commercial customers increased $135 million, or 33%, from $403 million for the nine months ended September 30, 2003 to $538 million for the nine months ended September 30, 2004. Approximately $125 million of the increase related to the increase in the average number of customers receiving high-speed data services, whereas approximately $19 million related to the increase in average price of the service. The increase in customers resulted from our ability to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 85% as of September 30, 2003 to 88% as of September 30, 2004 as a result of our system upgrades. The increase in high-speed data revenues was reduced by approximately $9 million as a result of the Systems Sales.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales increased $17 million, or 9%, from $188 million for the nine months ended September 30, 2003 to $205 million for the nine months ended September 30, 2004, primarily as a result of an increase in national advertising campaigns and election related advertising. The increase in advertising sales was reduced by approximately $5 million as a result of the Systems Sales. For the nine months ended September 30, 2004 and 2003, we received $9 million and $10 million, respectively, in advertising revenue from vendors.

      Commercial revenues consist primarily of revenues from cable video and high-speed data services to our commercial customers. Commercial revenues increased $26 million, or 17%, from $149 million for the nine months ended September 30, 2003 to $175 million for the nine months ended September 30, 2004, primarily as a result of an increase in commercial high-speed data revenues. The increase was reduced by approximately $10 million as a result of the Systems Sales.

      Other revenues consist of revenues from franchise fees, telephony revenue, equipment rental, customer installations, home shopping, dial-up Internet service, late payment fees, wire maintenance fees and other miscellaneous revenues. Other revenues decreased $6 million, or 2%, from $255 million for the nine months ended September 30, 2003 to $249 million for the nine months ended September 30, 2004.

Approximately $8 million of the decrease was the result of the Systems Sales, while the offsetting increase was primarily the result of an increase in home shopping and infomercial revenue.

      Operating Expenses. Operating expenses increased $95 million, or 7%, from $1.5 billion for the nine months ended September 30, 2003 to $1.6 billion for the nine months ended September 30, 2004. The increase in operating expenses was reduced by approximately $42 million as a result of the System Sales. Programming costs included in the accompanying condensed consolidated statements of operations were $991 million and $934 million, representing 17% and 28% of total costs and expenses for the nine months ended September 30, 2004 and 2003, respectively. Key expense components as a percentage of revenues were as follows (dollars in millions):

	Nine Months Ended September 30,

	2004		2003		2004 Over 2003

		% of		% of		%
	Expenses	Revenues	Expenses	Revenues	Change	Change

Programming	$991	27%	$934	26%	$57	6%
Advertising sales	72	2%	65	2%	7	11%
Service	489	13%	458	13%	31	7%

	$1,552	42%	$1,457	41%	$95	7%

      Programming costs consist primarily of costs paid to programmers for analog, premium and digital channels and pay-per-view programming. The increase in programming costs of $57 million, or 6%, for the nine months ended September 30, 2004 over the nine months ended September 30, 2003 was a result of price increases, particularly in sports programming, an increased number of channels carried on our systems and an increase in digital video customers, partially offset by decreases in analog video customers. Additionally, the increase in programming costs was reduced by $30 million as a result of the Systems Sales. Programming costs were offset by the amortization of payments received from programmers in support of launches of new channels of $43 million and $47 million for the nine months ended September 30, 2004 and 2003, respectively. Programming costs for the nine months ended September 30, 2004 also include a $5 million reduction related to the settlement of a dispute with TechTV, Inc. See note 15 to our September 30, 2004 unaudited condensed consolidated financial statements attached hereto for more information.

      Our cable programming costs have increased in every year we have operated in excess of customary inflationary and cost-of-living type increases, and we expect them to continue to increase because of a variety of factors, including additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase programming, increased costs for previously discounted programming and inflationary or negotiated annual increases. Our increasing programming costs will result in declining operating margins for our video services to the extent we are unable to pass on cost increases to our customers. We expect to partially offset any resulting margin compression from our traditional video services with revenue from advanced video services, increased high-speed data revenues, advertising revenues and commercial service revenues.

      Advertising sales expenses consist of costs related to traditional advertising services provided to advertising customers, including salaries, benefits and commissions. Advertising sales expenses increased $7 million, or 11%, primarily due to increased salary, benefit and commission costs. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, Internet service provider fees, maintenance and pole rent expense. The increase in service costs of $31 million, or 7%, resulted primarily from additional activity associated with ongoing infrastructure maintenance.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $33 million, or 5%, from $702 million for the nine months ended September 30, 2003 to $735 million for the nine months ended September 30, 2004. The increase in selling, general and administrative expenses was reduced by $16 million as a result of the System Sales. Key components of expense as a percentage of revenues were as follows (dollars in millions):

	Nine Months Ended September 30,

	2004		2003
					2004 Over 2003
		% of		% of
	Expenses	Revenues	Expenses	Revenues	Change	% Change

General and administrative	$636	17%	$622	17%	$14	2%
Marketing	99	3%	80	2%	19	24%

	$735	20%	$702	19%	$33	5%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, call center costs, internal network costs, bad debt expense and property taxes. The increase in general and administrative expenses of $14 million, or 2%, resulted primarily from increases in costs associated with our commercial business of $16 million, bad debt expense of $11 million, franchise taxes of $4 million and third party call center costs of $12 million. These increases were partially offset by a decrease in salaries and benefits of $19 million and property taxes of $14 million.

      Marketing expenses increased $19 million, or 24%, as a result of an increased investment in marketing and branding campaigns.

      Depreciation and Amortization. Depreciation and amortization expense increased by $10 million, or 1%, from $1.10 billion for the nine months ended September 30, 2003 to $1.11 billion for the nine months ended September 30, 2004. The increase in depreciation related to an increase in capital expenditures, which was offset by lower depreciation as the result of the Systems Sales.

      Impairment of Franchises. We performed an impairment assessment during the third quarter of 2004. The use of lower projected growth rates and the resulting revised estimates of future cash flows in our valuation, primarily as a result of increased competition, led to the recognition of a $2.4 billion impairment charge for the nine months ended September 30, 2004.

      (Gain) Loss on Sale of Assets, Net. Gain on sale of assets of $104 million for the nine months ended September 30, 2004 primarily represents the pretax gain realized on the sale of systems to Atlantic Broadband Finance, LLC which closed in March and April 2004. Loss on sale of assets of $23 million for the nine months ended September 30, 2003 primarily represents the loss recognized on the disposition of fixed assets.

      Option Compensation Expense, Net. Option compensation expense of $34 million for the nine months ended September 30, 2004 primarily represents the expense of approximately $9 million related to a stock option exchange program, under which our employees were offered the right to exchange all stock options (vested and unvested) issued under the 1999 Charter Communications Option Plan and 2001 Stock Incentive Plan that had an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. The exchange offer closed in February 2004. Additionally, during the nine months ended September 30, 2004, we recognized approximately $8 million related to the options granted under the Charter Long-Term Incentive Program and approximately $17 million related to options granted following the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Option compensation expense of $1 million for the nine months ended September 30, 2003 primarily represents options expensed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

      Special Charges, Net. Special charges of $100 million for the nine months ended September 30, 2004 represents approximately $85 million of the aggregate value of the Charter Class A common stock and warrants to purchase Charter Class A common stock contemplated to be issued as part of a settlement of the consolidated federal class actions, state derivative actions and federal derivative action lawsuits, approximately $9 million of litigation costs related to the tentative settlement of a South Carolina national class action suit, all of which settlements are subject to final documentation and court approval and approximately $9 million of severance and related costs of our workforce reduction. Special charges for the nine months ended September 30, 2004 were offset by $3 million received from a third party in settlement of a dispute. Special charges of $18 million for the nine months ended September 30, 2003 represents approximately $23 million of severance and related costs of our workforce reduction partially offset by a $5 million credit from a settlement from the Internet service provider Excite@Home related to the conversion of about 145,000 high-speed data customers to our Charter Pipeline service in 2001. We expect to continue to record additional special charges in 2004 related to the continued reorganization of our operations.

      Interest Expense, Net. Net interest expense increased by $31 million, or 8%, from $375 million for the nine months ended September 30, 2003 to $406 million for the nine months ended September 30, 2004. The increase in net interest expense was a result of an increase in our average borrowing rate from 5.73% in the nine months ended September 30, 2003 to 6.64% in the nine months ended September 30, 2004, partially offset by a decrease of $624 million in average debt outstanding from $8.3 billion for the nine months ended September 30, 2003 to $7.6 billion for the nine months ended September 30, 2004.

      Gain on Derivative Instruments and Hedging Activities, Net. Net gain on derivative instruments and hedging activities increased $13 million from $35 million for the nine months ended September 30, 2003 to $48 million for the nine months ended September 30, 2004. The increase is primarily the result of an increase in gains on interest rate agreements that do not qualify for hedge accounting under SFAS No. 133, which increased from a gain of $27 million for the nine months ended September 30, 2003 to a gain of $45 million for the nine months ended September 30, 2004. This was coupled with a decrease in gains on interest rate agreements, as a result of hedge ineffectiveness on designated hedges, which decreased from $8 million for the nine months ended September 30, 2003 to $3 million for the nine months ended September 30, 2004.

      Loss on Extinguishment of Debt. Loss on extinguishment of debt of $21 million for the nine months ended September 30, 2004 represents the write-off of deferred financing fees and third party costs related to the Charter Communications Operating, LLC (“Charter Operating”) refinancing in April 2004.

      Other, Net. Net other expense of $3 million for the nine months ended September 30, 2003 primarily represents losses on equity investments.

      Minority Interest. Minority interest represents the 2% accretion of the preferred membership interests in our indirect subsidiary, CC VIII, LLC, and since June 6, 2003, the pro rata share of the profits and losses of CC VIII, LLC.

      Income Tax Benefit (Expense). Income tax benefit of $41 million and income tax expense of $3 million was recognized for the nine months ended September 30, 2004 and 2003, respectively.

      The income tax benefit recognized in the nine months ended September 30, 2004 was directly related to the impairment of franchises as discussed above. We do not expect to recognize a similar benefit associated with the impairment of franchises in future periods. However, the actual tax provision calculations in future periods will be the result of current and future temporary differences, as well as future operating results. The income tax expense recognized in the nine months ended September 30, 2003 represents increases in the deferred tax liabilities and current federal and state income tax expenses of certain of our indirect corporate subsidiaries.

      Cumulative Effect of Accounting Change, Net of Tax. Cumulative effect of accounting change of $840 million (net of minority interest effects of $19 million and tax effects of $16 million) in 2004 represents the impairment charge recorded as a result of our adoption of Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill, which requires the direct method of separately valuing all intangible assets.

      Net Loss. Net loss increased by $3.3 billion, from $51 million for the nine months ended September 30, 2003 to $3.3 billion for the nine months ended September 30, 2004 as a result of the factors described above.

Year Ended December 31, 2003, December 31, 2002 and December 31, 2001

      The following table sets forth the percentages of revenues that items in the accompanying consolidated statements of operations constitute for the indicated periods (dollars in millions):

	Year Ended December 31,

	2003		2002		2001

Revenues	$4,819	100%	$4,566	100%	$3,807	100%

Costs and Expenses:
Operating (excluding depreciation and amortization)	1,952	40%	1,807	40%	1,486	39%
Selling, general and administrative	940	20%	963	21%	826	22%
Depreciation and amortization	1,453	30%	1,436	31%	2,683	71%
Impairment of franchises	—	—	4,638	102%	—	—
Loss on sale of assets, net	5	—	3	—	10	—
Option compensation expense (income), net	4	—	5	—	(5)	—
Special charges, net	21	—	36	1%	18	—
Unfavorable contracts and other settlements	(72)	(1)%	—	—	—	—

	4,303	89%	8,888	195%	5,018	132%

Income (loss) from operations	516	11%	(4,322)	(95)%	(1,211)	(32)%
Interest expense, net	(500)		(512)		(525)
Gain (loss) on derivative instruments and hedging activities, net	65		(115)		(50)
Other, net	(9)		3		(52)

Income (loss) before minority interest, income taxes and cumulative effect of accounting change	72		(4,946)		(1,838)
Minority interest	(29)		(16)		(16)

Income (loss) before income taxes and cumulative effect of accounting change	43		(4,962)		(1,854)
Income tax (expense) benefit	(13)		216		27

Income (loss) before cumulative effect of accounting change	30		(4,746)		(1,827)
Cumulative effect of accounting change, net of tax	—		(540)		(24)

Net income (loss)	$30		$(5,286)		$(1,851)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

      Revenues increased by $253 million, or 6%, from $4.6 billion for the year ended December 31, 2002 to $4.8 billion for the year ended December 31, 2003. This increase is principally the result of an increase of 427,500 high-speed data customers, as well as price increases for video and high-speed data services, and is offset partially by a decrease of 147,500 and 10,900 in analog and digital video customers, respectively. Included within the decrease of analog and digital video customers and reducing the increase of high-speed data customers are 25,500 analog video customers, 12,500 digital video customers and 12,200 high-speed data customers sold in the Port Orchard, Washington sale on October 1, 2003. Our goal is to increase revenues by mitigating our past analog video customer losses, implementing limited price increases on certain services and packages and increasing revenues from incremental high-speed data services, digital video and advanced products and services such as digital video recorders, high definition television, VOD and telephony using VOIP to our existing customer base and commercial customers.

      Average monthly revenue per analog video customer increased from $56.91 for the year ended December 31, 2002 to $61.92 for the year ended December 31, 2003 primarily as a result of price increases and incremental revenues from advanced services. Average monthly revenue per analog video customer represents total annual revenue, divided by twelve, divided by the average number of analog video customers during the respective period.

      Revenues by service offering were as follows (dollars in millions):

	Year Ended December 31,

	2003		2002		2003 over 2002

		% of		% of		%
	Revenues	Revenues	Revenues	Revenues	Change	Change

Video	$3,461	72%	$3,420	75%	$41	1%
High-speed data	556	12%	337	7%	219	65%
Advertising sales	263	5%	302	7%	(39)	(13)%
Commercial	204	4%	161	3%	43	27%
Other	335	7%	346	8%	(11)	(3)%

	$4,819	100%	$4,566	100%	$253	6%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $41 million, or 1%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. Video revenues increased approximately $65 million due to price increases and incremental video revenues from existing customers and $82 million as a result of increases in the average number of digital video customers, which were partially offset by a decrease of approximately $106 million as a result of a decline in analog video customers.

      Revenues from high-speed data services provided to our non-commercial customers increased $219 million, or 65%, from $337 million for the year ended December 31, 2002 to $556 million for the year ended December 31, 2003. Approximately $206 million of the increase related to the increase in the average number of customers, whereas approximately $13 million related to the increase in the average price of the service. The increase in customers was primarily due to the addition of high-speed data customers within our existing service areas. We were also able to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 82% as of December 31, 2002 to 87% as of December 31, 2003 as a result of our system upgrades.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales decreased $39 million, or 13%, from $302 million for the year ended December 31, 2002, to $263 million for the year ended December 31, 2003, primarily as a result of a decrease in advertising from vendors of approximately $64 million, offset partially by an increase in local advertising sales revenues of approximately $25 million. For the years ended December 31, 2003 and 2002, we received $15 million and $79 million, respectively, in advertising revenue from vendors.

      Commercial revenues consist primarily of revenues from video and high-speed data services to our commercial customers. Commercial revenues increased $43 million, or 27%, from $161 million for the year ended December 31, 2002, to $204 million for the year ended December 31, 2003, primarily due to an increase in commercial high-speed data revenues.

      Other revenues consist of revenues from franchise fees, equipment rental, customer installations, home shopping, dial-up Internet service, late payment fees, wire maintenance fees and other miscellaneous revenues. For the years ended December 31, 2003 and 2002, franchise fees represented approximately 48% and 46%, respectively, of total other revenues. Other revenues decreased $11 million, or 3%, from $346 million for the year ended December 31, 2002 to $335 million for the year ended December 31, 2003. The decrease was due primarily to a decrease in franchise fees after an FCC ruling in March 2002, no longer requiring the collection of franchise fees for high-speed data services. Franchise fee revenues are collected from customers and remitted to franchise authorities.

      The decrease in accounts receivable of 29% compared to the increase in revenues of 6% is primarily due to the timing of collection of receivables from programmers for fees associated with the launching of their networks, coupled with our tightened credit and collections policy. These fees from programmers are not recorded as revenue but, rather, are recorded as reductions of programming expense on a straight-line basis over the term of the contract. Programmer receivables decreased $40 million, or 57%, from $70 million as of December 31, 2002 to $30 million as of December 31, 2003.

Operating Expenses

      Operating expenses increased $145 million, or 8%, from $1.8 billion for the year ended December 31, 2002 to $2.0 billion for the year ended December 31, 2003. Programming costs included in the accompanying consolidated statements of operations were $1.2 billion and $1.2 billion, representing 64% and 65% of total operating expenses for the years ended December 31, 2003 and 2002, respectively. Key expense components as a percentage of revenues were as follows (dollars in millions):

	Year Ended December 31,

	2003		2002		2003 over 2002

		% of		% of		%
	Expenses	Revenues	Expenses	Revenues	Change	Change

Programming	$1,249	26%	$1,166	26%	$83	7%
Advertising sales	88	2%	87	2%	1	1%
Service	615	12%	554	12%	61	11%

	$1,952	40%	$1,807	40%	$145	8%

      Programming costs consist primarily of costs paid to programmers for the provision of analog, premium and digital channels and pay-per-view programs. The increase in programming costs of $83 million, or 7%, was due to price increases, particularly in sports programming, and due to an increased number of channels carried on our systems, partially offset by decreases in analog and digital video customers. Programming costs were offset by the amortization of payments received from programmers in support of launches of new channels against programming costs of $62 million and $57 million for the years ended December 31, 2003 and 2002, respectively.

      Our cable programming costs have increased, in every year we have operated, in excess of customary inflationary and cost-of-living type increases, and we expect them to continue to increase due to a variety of factors, including additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase cable programming and inflationary or negotiated annual increases. Our increasing programming costs will result in declining video product margins to the extent we are unable to pass on cost increases to our customers. We expect to partially offset any resulting margin compression from our traditional video services with revenue from advanced video services, increased incremental high-speed data revenues, advertising revenues and commercial services revenues.

      Advertising sales expenses consist of costs related to traditional advertising services provided to advertising customers, including salaries and benefits and commissions. Advertising sales expenses increased $1 million, or 1%, primarily due to increased sales commissions, taxes and benefits. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, Internet service provider fees, maintenance and pole rent expense. The increase in service costs of $61 million, or 11%, resulted primarily from additional activity associated with ongoing infrastructure maintenance and customer service, including activities associated with our promotional program.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses decreased by $23 million, or 2%, from $963 million for the year ended December 31, 2002 to $940 million for the year ended December 31, 2003. Key components of expense as a percentage of revenues were as follows (dollars in millions):

	Year Ended December 31,

	2003		2002		2003 over 2002

		% of		% of		%
	Expenses	Revenues	Expenses	Revenues	Change	Change

General and administrative	$833	18%	$810	18%	$23	3%
Marketing	107	2%	153	3%	(46)	(30)%

	$940	20%	$963	21%	$(23)	(2)%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, call center costs, internal network costs, bad debt expense and property taxes. The increase in general and administrative expenses of $23 million, or 3%, resulted primarily from increases in salaries and benefits of $4 million, call center costs of $25 million and internal network costs of $16 million. These increases were partially offset by a decrease in bad debt and collection expense of $27 million as we continue to realize benefits from our strengthened credit policies.

      Marketing expenses decreased $46 million, or 30%, due to reduced promotional activity related to our service offerings including reductions in advertising, telemarketing and direct sales activities. However, we expect marketing expenses to increase in 2004.

Depreciation and Amortization

      Depreciation and amortization expense increased by $17 million, or 1%, from $1.4 billion in 2002 to $1.5 billion in 2003 due primarily to an increase in depreciation expense related to additional capital expenditures in 2003 and 2002.

Impairment of Franchises

      We performed our annual impairment assessments as of October 1, 2002 and 2003. Revised estimates of future cash flows and the use of a lower projected long-term growth rate in our valuation led to a $4.6 billion impairment charge in the fourth quarter of 2002. Our 2003 assessment performed on October 1, 2003 did not result in an impairment. We do not expect to incur impairment charges of comparable magnitude to the 2002 charge in the future.

Loss on Sale of Assets, Net

      Loss on sale of assets for the year ended December 31, 2003 represents $26 million of losses related to the disposition of fixed assets offset by the $21 million gain recognized on the sale of cable systems in Port Orchard, Washington which closed on October 1, 2003. Loss on sale of assets for the year ended December 31, 2002 represents the losses related to the disposition of fixed assets.

Option Compensation Expense (Income), Net

      Option compensation expense decreased by $1 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Option compensation expense includes expense related to exercise prices on certain options that were issued prior to Charter’s initial public offering in 1999 that were less than the estimated fair values of Charter’s Class A common stock at the time of grant. Compensation expense was recognized over the vesting period of such options and was recorded until the last vesting period lapsed in April 2004. On January 1, 2003, we adopted SFAS No. 123, Accounting for Stock-Based Compensation, using the prospective method under which we will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date.

Special Charges, Net

      Special charges of $21 million for the year ended December 31, 2003 represent approximately $26 million of severance and related costs of our ongoing initiative to reduce our workforce partially offset by a $5 million credit from a settlement from the Internet service provider Excite@Home related to the conversion of about 145,000 high-speed data customers to our Charter Pipeline service in 2001. In the fourth quarter of 2002, we recorded a special charge of $35 million, of which $31 million is associated with our workforce reduction program. The remaining $4 million is related to legal and other costs associated with our shareholder lawsuits and governmental investigations. We expect to continue to record additional special charges in 2004 related to the reorganization of our operations and costs of litigation.

Unfavorable Contracts and Other Settlements

      Unfavorable contracts and other settlements of $72 million for the year ended December 31, 2003 represents the settlement of estimated liabilities recorded in connection with prior business combinations. The majority of this benefit (approximately $52 million) is due to the renegotiation in 2003 of a major programming contract, for which a liability had been recorded for the above-market portion of that agreement in conjunction with the Falcon acquisition in 1999 and the Bresnan acquisition in 2000. The remaining benefit relates to the reversal of previously recorded liabilities, which, based on an evaluation of current facts and circumstances, are no longer required.

Interest Expense, Net

      Net interest expense decreased by $12 million, or 2%, from $512 million for the year ended December 31, 2002 to $500 million for the year ended December 31, 2003. The decrease in net interest expense was a result of a decrease in our average borrowing rate from 5.9% in 2002 to 5.7% in 2003, partially offset by increased average debt outstanding in 2003 of $8.2 billion compared to $7.5 billion in 2002. The increased debt was primarily used for capital expenditures.

Gain (Loss) on Derivative Instruments and Hedging Activities, Net

      Net gain on derivative instruments and hedging activities increased $180 million from a loss of $115 million for the year ended December 31, 2002 to a gain of $65 million for the year ended December 31, 2003. The increase is primarily due to an increase in gains on interest rate agreements, which do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which increased from a loss of $101 million for the year ended December 31, 2002 to a gain of $57 million for the year ended December 31, 2003.

Other, Net

      Other expense increased by $12 million from income of $3 million in 2002 to expense of $9 million in 2003. This increase is primarily due to increases in costs associated with amending a revolving credit facility of our subsidiaries and costs associated with terminated debt transactions.

Minority Interest

      Minority interest expense represents the 10% dividend on preferred membership units in our indirect subsidiary, Charter Helicon, LLC and the 2% accretion of the preferred membership interests in CC VIII and, since June 6, 2003, the pro rata share of the profits of CC VIII. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

Income Tax Benefit (Expense)

      Income tax expense of $13 million was recognized for the year ended December 31, 2003. The income tax expense is realized through increases in deferred tax liabilities and federal and state income taxes related to our indirect corporate subsidiaries. The income tax benefit of $216 million recognized for the year ended December 31, 2002 was the result of changes in deferred tax liabilities of certain of our indirect corporate subsidiaries related to differences in accounting for franchises.

Cumulative Effect of Accounting Change, Net of Tax

      Cumulative effect of accounting change in 2002 represents the impairment charge recorded as a result of adopting SFAS No. 142.

Net Income (Loss)

      Net loss decreased by $5.3 billion, or 101%, from net loss of $5.3 billion in 2002 to net income of $30 million in 2003 as a result of the factors described above. The impact of the gain on sale of system and unfavorable contracts and settlements, net of income tax impacts, was to decrease net loss by $93 million in 2003. The impact of the impairment of franchises and the cumulative effect of accounting change, net of income tax impacts, was to increase net loss by $5.1 billion in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

      Revenues increased by $759 million, or 20%, from $3.8 billion in 2001 to $4.6 billion in 2002. This increase is principally the result of an increase of 538,000 and 585,200 in the number of digital video and high-speed data customers, respectively, as well as price increases, and is offset by a decrease of 357,400 in analog video customers. Average monthly revenue per analog video customer increased from $45.68 in 2001 to $56.91 in 2002 primarily as a result of price increases and incremental revenues from advanced services. Average monthly revenue per analog video customer represents total annual revenue, divided by twelve, divided by the average number of analog video customers during the respective period.

      Revenues by service offering were as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 Over 2001

		% of		% of		%
	Revenues	Revenues	Revenues	Revenues	Change	Change

Video	$3,420	75%	$2,971	78%	$449	15%
High-speed data	337	7%	148	4%	189	128%
Advertising sales	302	7%	197	5%	105	53%
Commercial	161	3%	123	3%	38	31%
Other	346	8%	368	10%	(22)	(6)%

	$4,566	100%	$3,807	100%	$759	20%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $449 million, or 15%, to $3.4 billion in 2002 compared to $3.0 billion in 2001. The increase was due to a full year of revenue from the AT&T Broadband systems acquired in June 2001, general price increases and the addition of approximately 538,000 digital video customers partially offset by a reduction of approximately 357,400 analog video customers. Overall, the net increase in the average number of customers resulted in approximately 7% of the increase in video revenue, whereas approximately 93% resulted from the increase in average price of our video products.

      Revenues from high-speed data services provided to our non-commercial customers increased $189 million, or 128%, from $148 million for the year ended December 31, 2001 to $337 million for the year ended December 31, 2002. Approximately 73% of the increase related to the increase in the average number of customers, whereas approximately 27% related to the increase in average price of the service. The increase was primarily due to the addition of 585,200 high-speed data customers. Between 2001 and 2002, we were able to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 66% to 82% as a result of our ongoing system upgrades.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales increased $105 million, or 53%, from $197 million in 2001 to $302 million in 2002. The increase was due to an increase of $53 million, from $13 million in 2001 to $66 million in 2002, in advertising contracts with programmers, $40 million of additional sales primarily due to the increased advertising capacity as a result of an increased number of channels carried by our systems and $14 million related to the acquisition of AT&T Broadband systems in June 2001. For the years ended December 31, 2002 and 2001, we received $13 million and $14 million, respectively, in advertising revenues from our two largest suppliers of digital set-top terminals representing 0.3% and 0.4% of total revenues, respectively. Revenues from advertising provided to vendors and programmers are recognized based upon the fair value of advertising. Vendor advertising purchases are made pursuant to written agreements that are generally consistent with other third-party commercial advertising agreements and at prices that we believe approximate fair value. In some cases we purchased equipment from the vendors at the same time.

      Commercial revenues consist primarily of revenues from video and high-speed data services to our commercial customers. Commercial revenues increased $38 million, or 31%, from $123 million for the year ended December 31, 2001, to $161 million for the year ended December 31, 2002, primarily due to an increase in commercial high-speed data revenues.

      Other revenues consist of revenues from franchise fees, equipment rental, customer installations, home shopping, dial-up Internet service, late payment fees, wire maintenance fees and other miscellaneous revenues. For the years ended December 31, 2002 and 2001, franchise fees represented approximately 46% and 39%, respectively, of total other revenues. Other revenues decreased $22 million, or 6%, from $368 million for the year ended December 31, 2001 to $346 million for the year ended December 31, 2002. The decrease was due to decreases in late payment fees charged to customers and other miscellaneous revenues. Franchise fee revenues are collected from customers and remitted to franchise authorities.

      The decrease in accounts receivable of 9% compared to the increase in revenues of 20% is primarily due to the timing of collection of receivables from programmers for fees associated with the launching of their networks, coupled with our tightened credit and collections policy. These fees from programmers are not recorded as revenue but, rather, are recorded as reductions of programming expense on a straight-line basis over the term of the contract. Programmer receivables decreased $27 million, or 28%, from $97 million as of December 31, 2001 to $70 million as of December 31, 2002.

Operating Expenses

      Operating expenses increased $321 million, or 22%, from $1.5 billion in 2001 to $1.8 billion in 2002. Programming costs included in the accompanying consolidated statements of operations were $1.2 billion and $963 million, representing 65% of total operating expenses for the years ended December 31, 2002 and

2001, respectively. Key expense components as a percentage of revenues were as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 Over 2001

		% of		% of		%
	Expenses	Revenues	Expenses	Revenues	Change	Change

Programming	$1,166	26%	$963	25%	$203	21%
Advertising sales	87	2%	64	2%	23	36%
Service	554	12%	459	12%	95	21%

	$1,807	40%	$1,486	39%	$321	22%

      Programming costs consist primarily of costs paid to programmers for the provision of analog, premium and digital channels and pay-per-view programs. The increase in programming costs of $203 million, or 21%, was primarily due to price increases, particularly in sports programming, an increased number of channels carried on our systems and an increase in digital video customers. In addition, approximately $51 million of the increase results from a full year of costs related to the acquisition of AT&T Broadband systems in June 2001. Programming costs were offset by the amortization of payments received from programmers in support of launches of new channels against programming costs of $57 million and $35 million for the years ended December 31, 2002 and 2001, respectively.

      Advertising sales expenses consist of costs related to traditional advertising services provided to advertising customers, including salaries and benefits and commissions. Advertising sales expenses increased $23 million, or 36%, primarily due to increased sales commissions resulting from the increase in advertising revenues. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, Internet service provider fees, maintenance and pole rent expense. The increase in service costs of $95 million, or 21%, resulted primarily from our growth in digital video and high-speed data services.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased by $137 million, or 17%, from $826 million for the year ended December 31, 2001 to $963 million for the year ended December 31, 2002. Key components of expense as a percentage of revenues were as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 Over 2001

		% of		% of		%
	Expenses	Revenues	Expenses	Revenues	Change	Change

General and administrative	$810	18%	$689	18%	$121	18%
Marketing	153	3%	137	4%	16	12%

	$963	21%	$826	22%	$137	17%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, call center costs, internal network costs, bad debt expense and property taxes. The increase in general and administrative expenses of $121 million, or 18%, resulted primarily from increases in salaries and benefits of $66 million, bad debt and collection expense of $24 million and insurance of $13 million. The increase in bad debt expense resulted primarily from continuing effects of our aggressive discounting of our analog video service during late 2000 and most of 2001 in an effort to grow our customer base and respond to price competition from satellite providers. This practice led to an increase in customers during the discounted period whose service was subsequently disconnected for non-payment or who subsequently cancelled their service without payment for services provided. We also lengthened the period during which we extended credit to customers, which increased exposure to customers whose accounts were subject to cancellation and increased bad debt expense. These increases were partially offset by a decrease in billing expenses of $12 million as a result of renegotiated contracts with third-party billing providers.

      Marketing expenses increased $16 million, or 12%, due to increased costs associated with promotions of our service offerings including advertising, telemarketing and direct sales.

Depreciation and Amortization

      Depreciation and amortization expense decreased by $1.2 billion, or 46%, from $2.7 billion in 2001 to $1.4 billion in 2002. This decrease was due primarily to the adoption on January 1, 2002 of SFAS No. 142, which requires that franchise intangible assets that meet the indefinite life criteria of SFAS No. 142 no longer be amortized against earnings but instead be tested for impairment on an annual basis. As a result of this change, total amortization of franchise assets decreased from $1.5 billion in 2001 to $9 million in 2002. The decrease was partially offset by the increase in depreciation expense related to additional capital expenditures in 2002.

Impairment of Franchises

      We performed our annual impairment assessment on October 1, 2002. Revised estimates of future cash flows and the use of a lower projected long-term growth rate in our valuation led to a $4.6 billion impairment charge in the fourth quarter of 2002. We do not expect to incur impairment charges of comparable magnitude in the future.

Loss on Sale of Assets, Net

      Loss on sale of assets decreased by $7 million, or 70%, from $10 million for the year ended December 31, 2001 to $3 million for the year ended December 31, 2002 primarily as a result of a decrease in the losses recognized related to the disposition of fixed assets.

Option Compensation Expense (Income), Net

      Option compensation expense increased by $10 million from $5 million of net benefit in 2001 to $5 million of expense in 2002. The net benefit in 2001 was primarily the result of the reversal of $22 million of expense previously recorded in connection with approximately 7 million options for which the rights were waived by our former President and Chief Executive Officer as part of his September 2001 separation agreement. Option compensation expense was recorded in 2002 because exercise prices on certain options issued prior to Charter’s initial public offering in 1999 were less than the estimated fair values of Charter’s Class A common stock at the time of grant. Compensation expense is being recognized over the vesting period of such options, which ends in April 2004. On January 1, 2003, we adopted SFAS No. 123 using the prospective method under which we recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. For more information, see Note 16 to our consolidated financial statements included elsewhere in this prospectus.

Special Charges, Net

      In the fourth quarter of 2002, we recorded a special charge of $35 million, of which $31 million is associated with our workforce reduction program. The remaining $4 million is related to legal and other costs associated with our shareholder lawsuits and governmental investigations. Special charges of $18 million in 2001 represent charges associated with the transition of approximately 145,000 data customers from the Excite@Home Internet service to our Charter Pipeline service, as well as employee severance costs.

Interest Expense, Net

      Net interest expense decreased by $13 million, or 2%, from $525 million in 2001 to $512 million in 2002. The decrease in net interest expense was a result of a decrease in our average borrowing rate from 6.8% in 2001 to 5.9% in 2002, partially offset by an increase in average debt outstanding in 2002 of $7.5 billion compared to $6.7 billion in 2001. The increased debt was used for capital expenditures.

Gain (Loss) on Derivative Instruments and Hedging Activities, Net

      Loss on derivative instruments and hedging activities increased $65 million from $50 million for the year ended December 31, 2001 to $115 million for the year ended December 31, 2002. The increase is primarily due to an increase in losses on interest rate agreements, which do not qualify for hedge accounting under SFAS No. 133, which increased from $48 million for the year ended December 31, 2001 to $101 million for the year ended December 31, 2002.

Other, Net

      Other expense decreased by $55 million from expense of $52 million in 2001 to income of $3 million in 2002. This decrease is primarily due to a decrease of $49 million in losses on equity investments, $38 million of which was related to our investment in High Speed Access Corp., a related party, which is described more fully in “Certain Relationships and Related Transactions.”

Minority Interest

      Minority interest expense represents the 10% dividend on preferred membership units in our indirect subsidiary, Charter Helicon, LLC and the 2% accretion of the preferred membership interests in CC VIII. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

Income Tax Benefit

      Income tax benefit of $216 million and $27 million were recognized for the years ended December 31, 2002 and 2001, respectively. The income tax benefits were realized as a result of changes in deferred tax liabilities of certain of our indirect corporate subsidiaries related to differences in accounting for franchises.

Cumulative Effect of Accounting Change, Net of Tax

      Cumulative effect of accounting change in 2002 represents the impairment charge recorded as a result of adopting SFAS No. 142. Cumulative effect of accounting change in 2001 represents losses incurred upon adoption of SFAS No. 133.

Net Loss

      Net loss increased by $3.4 billion, or 186%, from $1.9 billion in 2001 to $5.3 billion in 2002 as a result of the combination of factors described above. The impact of the impairment of franchises and the cumulative effect of accounting change, net of income tax impacts, was to increase net loss by $5.1 billion in 2002. This was offset somewhat by the decrease in amortization expense, net of income tax impacts, in 2002 versus 2001 of $1.5 billion as a result of the adoption of SFAS No. 142 on January 1, 2002.

Liquidity and Capital Resources

Introduction

      This section contains a discussion of our liquidity and capital resources, including a discussion of our cash position, sources and uses of cash, access to credit facilities and other financing sources, historical financing activities, cash needs, capital expenditures and outstanding debt.

Overview

      Our business requires significant cash to fund capital expenditures, distributions to our parent companies, debt service costs and ongoing operations. We have historically funded our operating activities, capital requirements and debt service costs through cash flows from operating activities, borrowings under our credit facilities, equity contributions from our parent companies, borrowings from our parent companies, issuances of debt securities and cash on hand. The mix of funding sources changes from period to period, but for the nine months ended September 30, 2004, approximately 67% of our funding requirements were met from cash flows from operating activities and 33% from proceeds from the sale of systems. This gives effect to the use of proceeds from the sale of systems, described below, to repay long-term debt. For the nine months ended September 30, 2004, net cash flows used in financing activities were $897 million, reflecting a net repayment of $334 million of debt. Additionally, we increased cash on hand by $6 million to $91 million. We expect that our mix of sources of funds will continue to change in the future based on overall needs relative to our cash flow and on the availability of funds under our credit facilities, our access to the debt markets and our ability to generate cash flows from operating activities.

      In the fourth quarter of 2004, $7.5 million of our debt matured and an additional $30 million of our debt will mature in each of 2005 and 2006. In addition, CC V Holdings has announced its intention to redeem approximately $113 million of its 11.875% senior discount notes due 2008, representing all of its outstanding notes, at 103.958% of principal amount, plus accrued and unpaid interest to the anticipated date of redemption, on March 14, 2005.

      Our ability to operate depends upon, among other things, our continued access to capital, including credit under the Charter Operating credit facilities. Our borrowing availability under the credit facilities totaled $957 million as of September 30, 2004, none of which was restricted due to covenants. See “— Certain Trends and Uncertainties — Restrictive Covenants.” We expect that cash on hand, cash flows from operating activities and the amounts available under our credit facilities will be adequate to meet our cash needs in 2005. Cash flows from operating activities and amounts available under our credit facilities may not be sufficient to permit us to fund our operations in 2006 and provide sufficient funds to our parent companies to permit them to satisfy their debt obligations in 2006, and we believe such amounts will not be sufficient to fund our operations, satisfy our principal repayment obligations and provide funds to our parent companies to permit them to satisfy their debt obligations after 2006. As a result of the foregoing, it is possible that we will require additional funding in 2006 and likely that we will require additional funding in subsequent years.

      The Charter Operating credit facilities are subject to certain restrictive covenants, some of which require us to maintain specified financial ratios and meet financial tests and to provide audited financial statements with an unqualified opinion from our independent auditors. As of September 30, 2004, we were and, as of the date of this report, we are in compliance with the covenants under our credit facilities and our indentures, and we expect to remain in compliance with those covenants throughout 2005. If our operating performance results in non-compliance with these covenants, or if any of certain other events of non-compliance under these credit facilities or indentures governing our debt occurs, funding under the credit facilities may not be available and defaults on some or potentially all debt obligations could occur.

      Any financial or liquidity problems of our parent companies could cause serious disruption to our business and have a material adverse effect on our business and results of operations. Charter’s ability to make interest payments on its convertible senior notes, and, in 2006 and 2009, to repay the outstanding principal of its convertible senior notes will depend on its ability to raise additional capital and/or on receipt of payments or distributions from Charter Holdco or its subsidiaries, including CCH II, CCO Holdings and Charter Operating. The indentures governing the CCH II notes, CCO Holdings notes, and Charter Operating notes, however, restrict these entities and their subsidiaries from making distributions to their parent companies (including Charter and Charter Holdco) for payment of principal on Charter’s convertible senior notes, in each case unless there is no default under the applicable indenture and a specified leverage ratio test is met. In addition, each of CCH II, CCO Holdings and Charter Operating must independently assess whether such payments or distributions are advisable. CCH II, CCO Holdings and Charter Operating currently meet the applicable leverage ratio test under each of their respective indentures, and therefore are not currently prohibited from making any such distributions to their respective direct parent.

      The indentures governing the Charter Holdings notes permit Charter Holdings to make distributions to Charter Holdco for payment of interest or principal on Charter’s convertible senior notes, only if, after giving effect to the distribution, Charter Holdings could incur additional debt under a leverage ratio test of 8.75 to 1.0, there is no default under Charter Holdings’ indentures and other specified tests are met. In the past, Charter Holdings has from time to time failed to satisfy this leverage ratio test and there can be no assurance that Charter Holdings will satisfy this test in the future.

      If Charter Holdings does not meet the leverage ratio test of 8.75 to 1.0, the indentures governing the Charter Holdings notes permit Charter Holdings and its subsidiaries to make specified investments in Charter Holdco or Charter, up to an amount determined by a formula, as long as there is no default under the indentures.

      Our parent companies expect that cash on hand, cash flows from operating activities and amounts available under our credit facilities will be adequate to meet their cash needs in 2005. However, as the principal amounts owing under our parent companies’ various debt obligations become due, meeting their liquidity needs in subsequent years will depend on their ability to access additional sources of capital. Cash flows from operating activities and amounts available under our credit facilities may not be sufficient to permit our parent companies to fund their operations and satisfy their principal repayment obligations that come due in 2006 and they believe such amounts will not be sufficient to fund their operations and satisfy such repayment obligations thereafter.

      As a result of the foregoing, it is likely that Charter or Charter Holdco will require additional funding to repay debt maturing in 2006. We understand that Charter is working with its financial advisors to address such funding requirements. However, there can be no assurance that such funding will be available to Charter. Although Mr. Allen and his affiliates have purchased equity from Charter and its subsidiaries in the past, Mr. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to Charter or its subsidiaries in the future.

      In the past, our parent companies have accessed the equity and high-yield debt markets as a source of capital to fund their subsidiaries’ operations. We believe that our parent companies’ continued access to the debt markets will depend on market conditions in light of, among other things, their significant levels of debt, their debt ratings, general economic conditions, and the business condition of the cable, telecommunications and technology industry. If they are unable to raise the required capital on reasonable terms, our parent companies could elect to cause us to distribute or otherwise pay to them (to the extent available and permitted by the indenture governing our notes) the necessary funds to pay principal and interest amounts due on Charter’s, Charter Holdings’ or CCH II’s debt, which could negatively impact our liquidity.

      On March 1, 2004, we closed the sale of certain cable systems in Florida, Pennsylvania, Maryland, Delaware and West Virginia to Atlantic Broadband Finance, LLC. We closed on the sale of an additional cable system in New York to Atlantic Broadband Finance, LLC in April 2004. Subject to post closing contractual adjustments, we expect the total net proceeds from the sale of all of these systems to be approximately $733 million, of which $5 million is currently held in an indemnity escrow account (with the unused portion thereof to be released by March 1, 2005). The proceeds received to date have been used to repay a portion of our credit facilities.

Summary of Outstanding Contractual Obligations

      The following table summarizes our payment obligations as of December 31, 2003 under our long-term debt and certain other contractual obligations and commitments (dollars in millions):

		Payments by Period

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Contractual Obligations
Long-Term Debt Principal Payments(1)	$7,954	$188	$1,425	$5,841	$500
Long-Term Debt Interest Payments(2)	2,051	339	897	596	219
Payments on Interest Rate Instruments(3)	183	115	68	—	—
Capital and Operating Lease Obligations(1)	80	19	29	14	18
Programming Minimum Commitments(4)	1,949	320	684	703	242
Other(5)	282	63	86	49	84

Total	$12,499	$1,044	$3,189	$7,203	$1,063

(1)	The table presents maturities of long-term debt outstanding as of December 31, 2003 and does not reflect the effects of the sale of the Charter Operating senior second lien notes, the amendment and restatement of the Charter Operating credit facilities, the sale of our Senior Floating Rate Notes or the pending redemption of the CC V Holdings, LLC notes. Refer to “Description of Other Indebtedness” and Notes 9 and 20 to our consolidated financial statements included in this prospectus for a description of our long-term debt and other contractual obligations and commitments.

(2)	Interest payments on variable debt are estimated using amounts outstanding at December 31, 2003 and the average implied forward London Interbank Offering Rate (LIBOR) rates applicable for the quarter during the interest rate reset based on the yield curve in effect at December 31, 2003. Actual interest payments will differ based on actual LIBOR rates and actual amounts outstanding for applicable periods.

(3)	Represents amounts we will be required to pay under our interest rate hedge agreements estimated using the average implied forward LIBOR rates applicable for the quarter during the interest rate reset based on the yield curve in effect at December 31, 2003.

(4)	We pay programming fees under multi-year contracts generally ranging from three to six years typically based on a flat fee per customer, which may be fixed for the term or may in some cases, escalate over the term. Programming costs included in the accompanying statements of operations were $1.2 billion, $1.2 billion and $963 million for the years ended December 31, 2003, 2002 and 2001, respectively. Certain of our programming agreements are based on a flat fee per month or have guaranteed minimum payments. The table sets forth the aggregate guaranteed minimum commitments under our programming contracts.

(5)	“Other” represents other guaranteed minimum commitments, which consist primarily of commitments to our billing services vendors.

      The following items are not included in the contractual obligations table because the obligations are not fixed and/or determinable due to various factors discussed below. However, we incur these costs as part of our operations:

•	We also rent utility poles used in our operations. Generally, pole rentals are cancelable on short notice, but we anticipate that such rentals will recur. Rent expense incurred for pole rental attachments for the years ended December 31, 2003, 2002 and 2001, was $40 million, $41 million and $33 million, respectively.

•	We pay franchise fees under multi-year franchise agreements based on a percentage of revenues earned from video service per year. We also pay other franchise-related costs, such as public education grants under multi-year agreements. Franchise fees and other franchise-related costs included in the accompanying statements of operations were $162 million, $160 million and $144 million for the years ended December 31, 2003, 2002 and 2001, respectively.

•	We also have $153 million in letters of credit, primarily to our various worker’s compensation, property casualty and general liability carriers as collateral for reimbursement of claims. These letters of credit reduce the amount we may borrow under our credit facilities.

Historical Operating, Financing and Investing Activities

      We held $91 million in cash and cash equivalents as of September 30, 2004 compared to $85 million as of December 31, 2003.

      Operating Activities. Net cash provided by operating activities decreased $133 million, or 14%, from $942 million for the nine months ended September 30, 2003 to $809 million for the nine months ended September 30, 2004. For the nine months ended September 30, 2004, net cash provided by operating activities decreased primarily as a result of changes in operating assets and liabilities that used $57 million more cash during the nine months ended September 30, 2004 than the corresponding period in 2003 and an increase in cash interest expense of $45 million over the corresponding prior period. The change in operating assets and liabilities is primarily the result of the benefit in the nine months ended September 30, 2003 from collection of receivables from programmers related to network launches, while accounts receivable remained essentially flat in the nine months ended September 30, 2004.

      Investing Activities. Net cash provided by investing activities for the nine months ended September 30, 2004 was $94 million and net cash used in investing activities for the nine months ended September 30, 2003 was $585 million. Investing activities provided $679 million more cash during the nine months ended September 30, 2004 than the corresponding period in 2003 primarily as a result of proceeds from the sale of certain cable systems to Atlantic Broadband Finance, LLC.

      Financing Activities. Net cash used in financing activities for the nine months ended September 30, 2004 and 2003 was $897 million and $622 million, respectively. The increase in cash used during the nine months ended September 30, 2004, as compared to the corresponding period in 2003, was primarily the result of an increase in net repayments of long-term debt and distributions.

Capital Expenditures

      We have significant ongoing capital expenditure requirements. Capital expenditures were $616 million and $481 million for the nine months ended September 30, 2004 and 2003, respectively. The majority of the capital expenditures for the nine months ended September 30, 2004 and 2003 related to customer premise equipment costs. See the table below for more details.

      Upgrading our cable systems has enabled us to offer digital television, high-speed data services, VOD, interactive services, additional channels and tiers, and expanded pay-per-view options to a larger customer base. Our capital expenditures are funded primarily from cash flows from operating activities, the issuance of debt, equity contributions from our parent companies and borrowings under credit facilities. In addition, during the nine months ended September 30, 2004 and 2003, our liabilities related to capital expenditures decreased $11 million and $102 million, respectively.

      During 2004, we expect to spend a total of $850 million to $950 million on capital expenditures. We expect that the nature of these expenditures will continue to shift from upgrade/rebuild costs to customer premise equipment and scalable infrastructure costs. We expect to fund capital expenditures for 2005 primarily from cash flows from operating activities and borrowings under our credit facilities.

      We have adopted capital expenditure disclosure guidance, which was developed by eleven publicly traded cable system operators, including Charter, with the support of the National Cable & Telecommunications Association (“NCTA”). The new disclosure is intended to provide more consistency in the reporting of operating statistics in capital expenditures and customers among peer companies in the cable industry. These disclosure guidelines are not required disclosure under GAAP, nor do they impact our accounting for capital expenditures under GAAP.

      The following table presents our major capital expenditures categories in accordance with NCTA disclosure guidelines for the nine months ended September 30, 2004 and 2003 (dollars in millions):

	Nine Months
	Ended
	September 30,

	2004	2003

Customer premise equipment(a)	$344	$253
Scalable infrastructure(b)	54	35
Line extensions(c)	94	69
Upgrade/ Rebuild(d)	28	76
Support capital(e)	96	48

Total capital expenditures(f)	$616	$481

(a)	Customer premise equipment includes costs incurred at the customer residence to secure new customers, revenue units and additional bandwidth revenues. It also includes customer installation costs in accordance with SFAS 51 and customer premise equipment (e.g., set-top terminals and cable modems, etc.).

(b)	Scalable infrastructure includes costs, not related to customer premise equipment or our network, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements (e.g., headend equipment).

(c)	Line extensions include network costs associated with entering new service areas (e.g., fiber/coaxial cable, amplifiers, electronic equipment, make-ready and design engineering).

(d)	Upgrade/rebuild includes costs to modify or replace existing fiber/coaxial cable networks, including betterments.

(e)	Support capital includes costs associated with the replacement or enhancement of non-network assets due to technological and physical obsolescence (e.g., non-network equipment, land, buildings and vehicles).

(f)	Represents all capital expenditures made during the nine months ended September 30, 2004 and 2003, respectively.

Interest Rate Risk

      We are exposed to various market risks, including fluctuations in interest rates. We use interest rate risk management derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of the credit facilities of our subsidiaries. Our policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, we agree to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit our exposure to, and to derive benefits from, interest rate fluctuations on variable rate debt to within a certain range of rates. Interest rate risk management agreements are not held or issued for speculative or trading purposes.

      As of September 30, 2004 and December 31, 2003, long-term debt totaled approximately $7.6 billion and $8.0 billion, respectively. This debt was comprised of approximately $5.4 billion and $7.2 billion of credit facility debt and $2.2 billion and $729 million principal amount of high-yield notes, respectively. As of September 30, 2004 and December 31, 2003, the weighted average interest rate on the credit facility debt, was approximately 6.6% and 5.4% and the weighted average interest rate on the high-yield notes was approximately 8.5% and 9.4%, resulting in a blended weighted average interest rate of 7.2% and 5.8%, respectively. Approximately 64% of our debt was effectively fixed including the effects of our interest rate hedge agreements as of September 30, 2004 compared to approximately 52% at December 31, 2003. The fair value of our high-yield notes was $2.2 billion and $748 million at September 30, 2004 and December 31, 2003, respectively. The fair value of credit facility debt was $5.3 billion and $6.9 billion at September 30, 2004 and December 31, 2003, respectively. The fair value of high-yield notes is based on quoted market prices and the fair value of the credit facilities is based on dealer quotations.

      We do not hold or issue derivative instruments for trading purposes. We do, however, have certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statement of operations. We have formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, net gain (loss) on derivative instruments and hedging activities includes gains of $3 million, $8 million, $8 million and losses of $14 million and $2 million, respectively, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations that meet the effectiveness criteria of SFAS No. 133 are reported in accumulated other comprehensive loss. For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, a gain of $31 million, $30 million, $48 million and losses of $65 million and $39 million, respectively, related to derivative instruments designated as cash flow hedges, was recorded in accumulated other comprehensive loss and minority interest. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value, with the impact recorded as gain (loss) on derivative instruments and hedging activities in our condensed consolidated statements of operations. For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, net gain (loss) on derivative instruments and hedging activities includes gains of $45 million, $27 million and $57 million and losses of $101 million and $48 million, respectively, for interest rate derivative instruments not designated as hedges.

      The table set forth below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of September 30, 2004 (dollars in millions):

									Fair Value at
									September 30,
	2004	2005	2006	2007	2008	2009	Thereafter	Total	2004

Debt:
Fixed Rate	$—	$—	$—	$—	$227	$—	$2,000	$2,227	$2,203
Average Interest Rate	—	—	—	—	10.93%	—	8.26%	8.54%
Variable Rate	$8	$30	$30	$280	$630	$780	$3,635	$5,393	$5,319
Average Interest Rate	4.88%	6.05%	6.85%	7.15%	7.53%	7.86%	8.48%	8.18%
Interest Rate Instruments:
Variable to Fixed Swaps	$240	$990	$873	$575	$—	$—	$—	$2,678	$101
Average Pay Rate	8.05%	7.95%	8.25%	8.07%	—	—	—	8.08%
Average Receive Rate	4.64%	5.96%	6.94%	7.15%	—	—	—	6.42%

      The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts. The estimated fair value approximates the costs (proceeds) to settle the outstanding contracts. Interest rates on variable debt are estimated using the average implied forward London Interbank Offering Rate (LIBOR) rates for the year of maturity based on the yield curve in effect at September 30, 2004.

      At September 30, 2004 and December 31, 2003, we had outstanding $2.7 billion and $3.0 billion and $20 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts.

Recently Issued Accounting Standards

      In December 2004, the Financial Accounting Standards Board issued the revised SFAS No. 123, Share — Based Payment, which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of that company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement will be effective for us beginning July 1, 2005. Because we adopted the fair value recognition provisions of SFAS No. 123 on January 1, 2003, we do not expect this revised standard to have a material impact on our financial statements.

      We do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

BUSINESS

Overview

      CCO Holdings is an indirect subsidiary of Charter and Charter Holdings, and a direct subsidiary of CCH II. We are a broadband communications company operating in the United States, with approximately 6.3 million customers at September 30, 2004. Through our broadband network of coaxial and fiber optic cable, we offer our customers traditional cable video programming (analog and digital, which we refer to as “video” service), high-speed cable Internet access (which we refer to as “high-speed data service”), advanced broadband cable services (such as video on demand (“VOD”), high definition television service, and interactive television) and, in some of our markets, we offer telephone service (which we refer to as “telephony”). See “Business — Products and Services” for further description of these terms, including “customers.”

      At September 30, 2004, we served approximately 6.1 million analog video customers, of which approximately 2.7 million were also digital video customers. We serve approximately 1.8 million high–speed data customers (including approximately 205,000 who receive only high-speed data services). We also provided telephony service to approximately 40,000 customers as of that date.

      At September 30, 2004, our investment in cable properties, long-term debt and total member’s equity was $16.1 billion, $7.6 billion and $6.8 billion, respectively. Our working capital deficit was $653 million at September 30, 2004. For the nine months ended September 30, 2004, our revenues were approximately $3.7 billion.

      We have a history of net losses. Further, we expect to continue to report net losses for the foreseeable future. Our net losses are principally attributable to insufficient revenue to cover the interest costs we incur because of our high level of debt, the depreciation expenses that we incur resulting from the capital investments we have made in our cable properties, and the amortization and impairment of our franchise intangibles. We expect that these expenses (other than amortization and impairment of franchises) will remain significant, and we therefore expect to continue to report net losses for the foreseeable future.

      Charter was organized as a Delaware corporation in 1999 and completed an initial public offering of its Class A common stock in November 1999. Charter is a holding company whose principal assets are an approximate 47% equity interest and a 100% voting interest in Charter Holdco, the direct parent of Charter Holdings. Charter’s only business is to act as the sole manager of Charter Holdco and its subsidiaries. As sole manager, Charter controls the affairs of Charter Holdco and its subsidiaries. Certain of our subsidiaries commenced operations under the “Charter Communications” name in 1994, and our growth to date has been primarily due to acquisitions and business combinations, most notably acquisitions completed from 1999 through 2001, pursuant to which we acquired a total of approximately 5.5 million customers. We do not expect to make any significant acquisitions in the foreseeable future, but plan to evaluate opportunities to consolidate our operations through exchanges of cable systems with other cable operators, as they arise. We may also sell certain assets from time to time. Paul G. Allen controls Charter with an as-converted common equity interest of approximately 57% and a beneficial voting control interest of approximately 92.5% as of September 30, 2004.

Adoption of New Policies

      Commencing in January 2002 and continuing through the first quarter of 2003, our management elected to implement a number of new policies described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adoption of New Policies.”

Business Strategy

      Our principal financial goal is to maximize our return on invested capital. To do so, we will focus on increasing revenues, growing our customer base, improving customer retention and enhancing customer satisfaction by providing reliable, high-quality service offerings, superior customer service and attractive bundled offerings.

      Specifically, in the near term, we are focusing on:

•	generating significant improvements in the overall customer experience in such critical areas as service delivery, customer care, and new product offerings;

•	developing more sophisticated customer management capabilities through investment in our customer care and marketing infrastructure, improved segment-level marketing, and rigorous “test and learn” processes;

•	executing growth strategies for new services, including digital simulcast, VOD, telephony, and DVR;

•	managing our operating costs by exercising discipline in capital and operational spending; and

•	identifying opportunities to continue to improve our balance sheet and liquidity.

      We believe that our high-speed data service will continue to provide a substantial portion of our revenue growth in the near future. We also plan to continue to expand our marketing of high-speed data service to the business community, which we believe has shown an increasing interest in high-speed data service and private network services.

      We believe we offer our customers an excellent choice of services through a variety of bundled packages, particularly with respect to our digital video and high-speed data services. Our digital platform enables us to offer a significant number and variety of channels, and we offer customers the opportunity to choose among groups of channel offerings, including premium channels, and to combine selected programming with other services such as high-speed data, high definition television (in selected markets) and VOD (in selected markets).

      We have reduced the number of our customer contact centers from over 300 at December 31, 2000, to 36 at September 30, 2004. Our 14 largest customer contact centers now serve approximately 95% of our customers. We anticipate that this initiative will improve overall customer satisfaction while reducing costs. We believe that consolidation and standardization of call centers enable us to provide a more consistent experience for our customers and to improve sales through the use of better trained, more efficient and sales-oriented customer service representatives.

      We and our parent companies continue to pursue opportunities to improve our balance sheet and liquidity. Our efforts in this regard have resulted in the completion of a number of transactions since September 2003, as follows:

•	the issuance and sale by us of $550 million of original notes in December 2004;

•	the November 2004 sale by Charter, our indirect parent company, of $862.5 million of 5.875% convertible senior notes due 2009 and the related redemption of all of Charter’s outstanding 5.75% convertible senior notes due 2005;

•	the sale of non-core cable systems for $824 million, the proceeds of which we used to reduce our indebtedness;

•	the 2003 issuance by CCH II and Charter Holdings, our direct and indirect parent companies, of approximately $1.6 billion of senior notes, which they exchanged in private transactions for approximately $1.9 billion of outstanding indebtedness of Charter and Charter Holdings, resulting in a $294 million reduction of Charter’s consolidated debt outstanding; and

•	the sale in April 2004 of $1.5 billion of senior second lien notes by our subsidiary, Charter Operating, together with the concurrent refinancing of its credit facilities.

      Going forward, we plan to continue to identify and pursue opportunities to improve our liquidity and reduce indebtedness in order to enhance the long-term strength of our balance sheet and our business.

Charter Background

      In 1998, Mr. Allen acquired approximately 99% of the non-voting economic interests in Marcus Cable, which owned various operating subsidiaries that served approximately 1.1 million customers. Thereafter, in December 1998, Mr. Allen acquired, through a series of transactions, approximately 94% of the equity interests of Charter Investment, Inc., which controlled various operating subsidiaries that serviced approximately 1.2 million customers.

      In March and April of 1999, Mr. Allen acquired the remaining interests in Marcus Cable and, through a series of transactions, combined the Marcus companies with the Charter companies. As a consequence, the former operating subsidiaries of Marcus Cable and all of the cable systems they owned came under the ownership of Charter Holdings.

      In July 1999, Charter was formed as a wholly owned subsidiary of Charter Investment, Inc., and in November 1999, Charter completed its initial public offering.

      During 1999 and 2000, Charter completed 16 cable system acquisitions for a total purchase price of $14.7 billion including $9.1 billion in cash, $3.3 billion of assumed debt, $1.9 billion of equity interests issued and Charter cable systems valued at $420 million. These transactions resulted in a net total increase of approximately 3.9 million customers as of their respective dates of acquisition.

      In February 2001, Charter entered into several agreements with AT&T Broadband, LLC involving several strategic cable system transactions that resulted in a net addition of customers for our systems. In the AT&T transactions, which closed in June 2001, Charter acquired cable systems from AT&T Broadband serving approximately 551,000 customers for a total of $1.74 billion consisting of $1.71 billion in cash and a Charter cable system valued at $25 million. In 2001, Charter also acquired all of the outstanding stock of Cable USA, Inc. and the assets of certain of its related affiliates in exchange for consideration valued at $100 million (consisting of Series A preferred stock with a face amount of $55 million and the remainder in cash and assumed debt).

      During 2002, Charter purchased additional cable systems in Illinois serving approximately 28,000 customers, for a total cash purchase price of approximately $63 million.

      For additional information regarding Charter’s acquisitions see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions.”

Products and Services

      We offer our customers traditional cable video programming (analog and digital video) as well as high-speed data services and in some areas advanced broadband services such as high definition television, VOD and interactive television. We sell our video programming and high-speed data services on a subscription basis, with prices and related charges, that vary primarily based on the types of service selected, whether the services are sold as a “bundle” versus on an “à la carte” basis, and the equipment necessary to receive the services, with some variation in prices depending on geographic location. In addition, we offer telephony service to a limited number of customers.

      The following table summarizes our customer statistics for analog and digital video, residential high-speed data, and residential telephony as of September 30, 2004 and 2003:

	Approximate as of

	September 30,	September 30,
	2004(a)	2003(a)

Cable Video Services:
Analog Video:
Residential (non-bulk) analog video customers(b)	5,825,000	6,240,000
Multi-dwelling (bulk) and commercial unit customers(c)	249,600	258,100

Analog video customers(b)(c)	6,074,600	6,498,100

Digital Video:
Digital video customers(d)	2,688,900	2,664,800
Digital percentage of analog video customers(b)(c)(d)(e)	44%	41%
Non-Video Cable Services:
Residential high-speed data customers(f)	1,819,900	1,489,700
Dial-up customers	7,300	10,900
Telephony customers(g)	40,200	24,100

Pro forma for the sale of systems to Atlantic Broadband Finance, LLC in March and April 2004 and to WaveDivision Holdings, LLC in October 2003, as if all of these sales had occurred as of January 1, 2003, analog video customers, digital video customers and residential high-speed data customers would have been 6,239,000, 2,570,300 and 1,441,500, respectively, as of September 30, 2003.

(a)	“Customers” include all persons our corporate billing records show as receiving service (regardless of their payment status), except for complimentary accounts (such as our employees). Further, “customers” include persons receiving service under promotional programs that offered up to two months of service for free, some of whom had not requested to be disconnected, but had not become paying customers as of September 30, 2004. If such persons do not become paying customers, we do not believe this would have a material impact on our consolidated financial condition or consolidated results of operations. In addition, at September 30, 2004 and 2003, “customers” include approximately 46,000 and 64,600 persons whose accounts were over 60 days past due in payment, approximately 5,500 and 7,100 persons whose accounts were over 90 days past due in payment, and approximately 2,000 and 2,300 of which were over 120 days past due in payment, respectively.

(b)	“Residential (non-bulk) analog video customers” include all residential customers who receive video services, except for complimentary accounts (such as our employees).

(c)	Included within “video customers” are those in commercial and multi-dwelling structures, which are calculated on an equivalent bulk unit (“EBU”) basis. EBU is calculated for a system by dividing the bulk price charged to accounts in an area by the most prevalent price charged to non-bulk residential customers in that market for the comparable tier of service. The EBU method of estimating analog video customers is consistent with the methodology used in determining costs paid to programmers and has been consistently applied year over year. As we increase our effective analog video prices to residential customers without a corresponding increase in the prices charged to commercial service or multi-dwelling customers, our EBU count will decline even if there is no real loss in commercial service or multi-dwelling customers.

(d)	“Digital video customers” include all households that have one or more digital set-top terminals. Included in “digital video customers” on September 30, 2004 and 2003 are approximately 10,700 and 12,600 customers, respectively, that receive digital video service directly through satellite transmission.

(e)	Represents the number of digital video customers as a percentage of analog video customers.

(f)	All of these customers also receive video service and are included in the video statistics above except for approximately 205,500 and 75,200 of these customers at September 30, 2004 and 2003, respectively, who were residential high-speed data only customers.

(g)	“Telephony customers” include all households receiving telephone service.

Video Services

      Our video service offerings include the following:

•	Basic Analog Video. All of our video customers receive a package of basic programming, which generally consists of local broadcast television, local community programming, including governmental and public access, and limited satellite-delivered or non-broadcast channels, such as weather, shopping and religious services. Our basic channel line-up generally has between 15 and 30 channels.

•	Expanded Basic Analog Video. This expanded programming level includes a package of satellite-delivered or non-broadcast channels and generally has between 30 and 50 channels in addition to the basic channel line-up.

•	Premium Channels. These channels provide commercial-free movies, sports and other special event entertainment programming. Although we offer subscriptions to premium channels on an individual basis, we offer an increasing number of premium channel packages and offer premium channels with our advanced services.

•	Pay-Per-View. These channels allow customers to pay on a per event basis to view a single showing of a recently released movie, a one-time special sporting event or music concert on a commercial-free basis.

•	Digital Video. We offer digital video to our customers in several different service combination packages. All of our digital packages include a digital set-top terminal, an interactive electronic programming guide, up to 45 channels of digital music, an expanded menu of pay-per-view channels and the option to also receive digital packages which range from 4 to 30 additional video channels. We also offer our customers certain digital packages with one or more premium channels of their choice with “multiplexes.” Multiplexes give customers access to several different versions of the same premium channel, which are varied as to time of airing (such as east and west coast time slots) or programming content theme (such as westerns or romance). Some digital tier packages focus on the interests of a particular customer demographic and emphasize, for example, sports, movies, family or ethnic programming. In addition to video programming, digital video service enables customers to receive our advanced services such as VOD and high definition television. Other digital packages bundle digital television with our advanced services, such as high-speed data services.

High-Speed Data Services

      We offer high-speed data services to our residential and commercial customers primarily via cable modems attached to personal computers. We generally offer our high-speed data service as Charter High-Speed InternetTM. We also provide traditional dial-up Internet access in a very limited number of our markets.

      In the fall of 2003, we re-priced our high-speed data service, offering faster speed and additional features, both as part of a service bundle and as an “à la carte” offering. We ended the third quarter of 2004 with 17% penetration of high-speed data homes passed, up from the 15% penetration of high-speed data homes passed at year-end 2003. This gave us a percentage increase in high-speed data customers of 16% and an increase in high-speed data revenues of 33% in the nine months ended September 30, 2003. As of September 30, 2003, in most of our systems, we migrated high-speed data customers to the fastest residential speed available at no additional charge to our existing high-speed data customers. These customers remained at that speed without additional charge through March 2004. As of September 30, 2004, 65% of our high-speed data customers subscribe at the fastest residential speed available.

Advanced Broadband Services

      We continue to test, evaluate and deploy new advanced services that we believe will provide new revenue streams to offset overall increasing programming costs or enhance our appeal to consumers to counter competition. These advanced services include:

•	Video On Demand and Subscription Video on Demand. We offer VOD service, which allows customers to access hundreds of movies and other programming at any time with digital picture quality. In some systems we also offer SVOD for a single monthly fee or included with a digital tier premium channel subscription. As of September 30, 2004, we offered VOD in systems serving approximately 1.3 million digital video customers or 48% of our digital video customers as of that date. We expect to make VOD service available in systems serving approximately 1.6 million digital video customers by mid-2005.

•	High Definition Television. High definition television offers our digital customers video programming at a higher resolution than the standard analog or digital video image. As of September 30, 2004, we offered high definition television in systems serving approximately 2.1 million digital video customers. Our objective in 2004 was to provide at least 8-10 broadcast and cable network high definition channels per system, focusing on providing at least two local high definition broadcast channels per system. As of September 30, 2004 we have reached our objective in systems covering 1.2 million digital video customers or 57% of our total customers able to receive high definition television as of that date.

•	Telephony Services. We continue to explore development and deployment of voice communications services using VOIP to transmit digital voice signals over our systems. At September 30, 2004, our VOIP telephony service was available to approximately 416,300 homes passed in two markets and traditional switch-based telephony was available to approximately 91,800 homes passed in another market. At year-end 2004, we anticipate having nearly 1 million telephony-ready homes. We will continue to prepare these and additional markets for VOIP launches in 2005.

•	i-TV Service. We ended 2003 with interactive television service (“i-TV”) available to over 1 million digital video customers. In 2004 we decreased availability of our i-TV channels and dropped the service in certain markets, due to incompatibility issues with our VOD provider in those markets. We are exploring a possible relaunch of i-TV in those markets in mid-2005. We expect to end 2004 with i-TV channels available to approximately 815,100 digital video customers.

•	Commercial Services. We offer integrated network solutions to commercial and institutional customers. These solutions include high-speed data and video services. In addition, we offer high- speed data services to local businesses.

Digital Video Recorder

      In December 2003, we launched digital video recording capabilities service in four Los Angeles systems serving 121,000 digital video customers at year-end. In April 2004, we launched DVR service in our Rochester, Minnesota market. As of September 30, 2004 we have DVR service available in 33 markets serving approximately 1.4 million digital video customers. We expect to end 2004 with DVR deployment in systems serving approximately 1.8 million digital video customers, which would be approximately 67% of our digital video customers as of September 30, 2004.

Sale of Advertising

      We receive revenue from the sale of local advertising on satellite-delivered networks such as MTV®, CNN® and ESPN®. In any particular market, we generally insert local advertising on a minimum of four networks, and have covered up to 39 channels. Our system rebuilds have increased the number of available channels on which we are able to insert local advertising. We also provide cross-channel advertising to some programmers.

      From time to time, certain of our equipment vendors have purchased advertising from us. For the nine months ended September 30, 2004 and the years ending December 31, 2003, 2002 and 2001, advertising revenue from vendors was recognized in the amounts of $9 million, $15 million, $79 million and $27 million respectively. These revenues resulted from purchases at market rates pursuant to executed binding agreements. However, in connection with Charter’s restatement announced in April 2003, we reversed all advertising revenues (approximately $17 million) from two set-top terminal manufacturers recognized in 2000. Based on a reassessment of the underlying structure of the arrangements during 2000, the prices paid for the set-top terminals and the advertising revenue recognized were determined to be in excess of fair value.

Pricing for Our Products and Services

      Our revenues are derived principally from the monthly fees our customers pay for the services we offer. A one-time installation fee, which is often waived during certain promotional periods for a standard installation, is charged to new customers. The prices we charge vary based on the level of service the customer chooses and the particular geographic market. Most of our pricing is reviewed and adjusted on an annual basis.

      In accordance with the Federal Communications Commission’s rules, the prices we charge for cable-related equipment, such as set-top terminals and remote control devices, and for installation services are based on actual costs plus a permitted rate of return.

      Although our cable service offerings vary across the markets we serve because of various factors including competition and regulatory factors, our services, when offered on a stand-alone basis, are typically offered at monthly price ranges, excluding franchise fees and other taxes, as follows:

	Price Range as of
Service	September 30, 2004

Analog video packages	$8.00	-	$54.00
Premium channel	$10.00	-	$15.00
Pay-per-view (per movie or event)	$3.95	-	$179.00
Digital video packages (including high-speed data service for higher tiers)	$34.00	-	$112.00
High-speed data service	$21.95	-	$49.99
Video on demand (per selection)	$0.99	-	$12.99
High definition television	$3.99	-	$6.99
Digital video recorder			$9.99

      In addition, from time to time we offer free service or reduced-price service during promotional periods in order to attract new customers. There is no assurance that these customers will remain as customers when the period of free service expires.

Our Network Technology

      We have substantially completed the build-out of our systems to a minimum bandwidth of 550 megahertz or greater, which enables us to:

•	offer digital television, high-speed data services and other advanced services;

•	offer up to 82 analog channels, and even more channels when our bandwidth is used for digital signal transmission; and

•	permit two-way communication for Internet access and interactive services, and potentially, telephony services.

      As part of the upgrade of our systems during the last several years and as a result of system sales, we reduced the number of headends that serve our customers from 1,138 at January 1, 2001 to 744 at September 30, 2004. Because headends are the control centers of a cable system, where incoming signals are amplified, converted, processed and combined for transmission to the customer, reducing the number of headends reduces related equipment, service personnel and maintenance expenditures. We expect that headend consolidation, together with our other upgrades, will allow us to provide enhanced picture quality and greater system reliability. As a result of the upgrade, approximately 84% of our customers were served by headends serving at least 10,000 customers as of September 30, 2004.

      The following table sets forth the technological capacity of our systems as of September 30, 2004:

	550 Megahertz		860 Megahertz
Less than	to	750	to	Two-way	Two-way
550 Megahertz	660 Megahertz	Megahertz	870 Megahertz	Capability	Enabled

8%	5%	42%	45%	92%	87%

      See “— Products and Services” for statistics regarding the approximate number of our customers who purchase the various services enabled by these upgrades.

      As of September 30, 2004, our cable systems consisted of approximately 220,200 strand miles, including approximately 48,400 strand miles of fiber optic cable, passing approximately 12.1 million households and serving approximately 6.3 million customers.

      We adopted the hybrid fiber coaxial cable (“HFC”) architecture as the standard for our systems upgrades. HFC architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable is a communication medium that uses glass fibers to transmit signals over long distances with minimum signal loss or distortion. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video, data and voice channels over extended distances. Coaxial cable is less expensive and requires a more extensive signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes, and use coaxial cable to deliver the signal from individual nodes to the homes passed served by that node. Our system design enables a maximum of 500 homes passed to be served by a single node. Currently, our average node serves approximately 385 homes passed. Our system design provides for six strands of fiber to each node, with two strands activated and four strands reserved for spares and future services. We believe that this hybrid network design provides high capacity and superior signal quality. The design also provides reserve capacity for the addition of future services.

      The primary advantages of HFC architecture over traditional coaxial-only cable networks include:

•	increased bandwidth capacity, for more channels and other services;

•	dedicated bandwidth for two-way services, which avoids reverse signal interference problems that can occur with two-way communication capability; and

•	improved picture quality and service reliability.

      We currently maintain a national network operations center to monitor our data networks and to further our strategy of providing high quality service. Monitoring previously done by our regional operations centers has been migrated to our national network operations center. Centralized monitoring becomes increasingly important as we increase the number of customers utilizing two-way high-speed data service. Our local dispatch centers focus primarily on monitoring the HFC plant, also replacing our existing regional operating centers.

Management of Our Systems

      Many of the functions associated with our financial management are centralized, including accounting, billing, finance and acquisitions, payroll, accounts payable and benefits administration, information system design and support, internal audit, purchasing, marketing, programming contract administration and Internet service, network and circuits administration.

      To improve efficiency and operational consistency throughout our systems, we have consolidated from three divisions and ten regions to four operating divisions, eliminating certain layers of middle management. Each division is supported by operational, financial, marketing and engineering functions. The reorganization has facilitated the establishment of and adherence to standard practices, Charter branding throughout our systems and improved internal communication. We believe these improvements enhance consistency of service delivery.

Customer Care

      Historically, we have fielded customer service requests, inquiries and complaints through a large number of small customer service centers throughout the country. As a consequence of our aggressive acquisition program in 1999 through 2001, the number of these service centers grew rapidly and in 2000 was in excess of 300 service centers. We believe that maintaining such a large number of service centers hindered our ability to maximize the consistency of our service delivery and related customer satisfaction due to the logistical challenges and poor economies of scale inherent in maintaining and supervising such a large number of service centers.

      In an effort to better serve our customers, we are consolidating our local customer care functions by operating technologically advanced, high-volume customer contact centers, and as a result we have closed and expect to continue to close a number of local payment and customer service centers. By establishing regional customer contact centers, we are able to service our customers 24 hours a day, seven days a week and utilize technologically advanced equipment that we believe enhances interactions with our customers. Our customer care specialists receive specialized training to develop customer contact skills and product knowledge that are targeted towards prompt and responsive resolution of customer complaints and customer retention, as well as towards selling additional and higher levels of service to our customers. As of September 30, 2004, we had 36 customer service locations, and our 14 largest customer service locations serviced approximately 95% of our customers.

Sales and Marketing

      In the third quarter of 2004, Charter shifted primary responsibility for implementing sales and marketing strategies to the divisional and system level offices with a single corporate team in place to ensure compliance with certain guidelines established by the corporate marketing department designed to promote consistency in campaigns and promotion of our national brand. Our marketing efforts are intended to promote good interaction, quick information flow and sharing of best practices between our corporate office and our field offices, which make strategic decisions as to when and how various marketing programs will be rolled out to customers.

      Due to our focus in 2003 on certain other operational matters and due to certain financial constraints, we reduced spending in 2003 on marketing our products and services. We expect to reduce marketing spending again during the fourth quarter of 2004. For the nine months ended September 30, 2004, we had marketing expenditures of $99 million.

      We monitor government regulation, customer perception, competition, pricing and product preferences, among other factors, to increase our responsiveness to our customers. Our coordinated marketing techniques include door-to-door solicitation, telemarketing, media advertising, e-marketing, direct mail solicitation and retail locations. In 2004 we have also increased our focus on marketing and selling our services through consumer electronics retailers and other retailers that sell televisions or cable modems.

      In January 2004, we introduced the first national branding campaign in Charter’s history. The “Get Hooked” branding initiative has been a key focal point of our national marketing campaigns throughout 2004, designed to promote our long-term objective of increasing our cash flow through deeper market penetration and growth in revenue per customer. In 2004 our corporate team produced eight national marketing campaigns employing the “Get Hooked” Charter brand designed to:

•	Promote customer awareness and loyalty;

•	Attract former customers and households that have never subscribed to our services;

•	Promote our advanced services (such as DVR, high definition television, VOD and SVOD) with the goal that our customers will view their cable connection as one-stop shopping for video, voice, high-speed data and interactive services;

•	Promote our bundling of digital video and high-speed data services and pricing strategies; and

•	Announce the launch of our advanced services as they become available in our systems.

Programming

General

      We believe that offering a wide variety of programming is an important factor that influences a customer’s decision to subscribe to and retain our cable services. We rely on market research, customer demographics and local programming preferences to determine channel offerings in each of our markets. We obtain basic and premium programming from a number of suppliers, usually pursuant to a written contract. Our programming contracts generally continue for a fixed period of time, usually from three to ten years, and are subject to negotiated renewal. Some program suppliers offer financial incentives to support the launch of a channel and ongoing marketing support or launch fees. We also negotiate volume discount pricing structures. Programming costs are usually payable each month based on calculations performed by us and are subject to adjustment based on the results of periodic audits by the programmers.

Costs

      Programming tends to be made available to us for a license fee, which is generally paid based on the number of customers to whom we make such programming available. Such license fees may include “volume” discounts available for higher numbers of customers, as well as discounts for channel placement or service penetration. Some channels are available without cost to us for a limited period of time, after which we pay for the programming. For home shopping channels, we receive a percentage of the amount our customers spend on home shopping purchases.

      Our cable programming costs have increased, in every year we have operated, in excess of customary inflationary and cost-of-living type increases. We expect them to continue to increase due to a variety of factors, including:

•	annual increases imposed by programmers;

•	additional programming being provided to customers as a result of system rebuilds and bandwidth reallocation, both of which increase channel capacity; and

•	increased cost for certain previously discounted programming.

      In particular, sports programming costs have increased significantly over the past several years. In addition, contracts to purchase sports programming sometimes contain built-in cost increases for programming added during the term of the contract.

      Historically, we have been able to absorb increased programming costs through increased prices to our customers. However, with the impact of competition and other marketplace factors, there is no assurance that we will be able to continue to do so. In order to maintain or mitigate reduction of margins despite increasing programming costs, we plan to continue to migrate certain program services from our analog level of service to our digital tiers. We expect that this migration will result in enhanced quality of programming offered on digital tiers and provide our video customers more value and more choice. Additionally, as we migrate our programming to our digital tier packages certain programming that was previously available to all of our customers via an analog signal, may be part of an elective digital tier package. As a result, the customer base upon which we pay programming fees will proportionately decrease, and the overall expense for providing that service would likewise decrease. Reductions in the size of certain programming customer bases may result in the loss of specific volume discount benefits. We plan to seek to renegotiate the terms of our agreements with certain programmers as these agreements come due for renewal.

      As measured by programming costs, and excluding premium services (substantially all of which were renegotiated and renewed in 2003), as of September 30, 2004 approximately 33% of our current programming contracts are scheduled to expire by the end of 2004, and approximately another 12% by the end of 2005. There can be no assurance that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreement with certain programmers on terms that we believe are reasonable, we may be forced to remove such programming channels from our line-up, which could result in a further loss of customers. In addition, our inability to fully pass these programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins.

Franchises

      As of September 30, 2004, our systems operated pursuant to a total of approximately 4,200 franchises, permits and similar authorizations issued by local and state governmental authorities. Each franchise is awarded by a governmental authority and such governmental authority often must approve a transfer to another party. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require us to pay the granting authority a franchise fee of up to 5.0% of revenues as defined in the various agreements, provided that revenue is derived from a “cable service,” which is the maximum amount that may be charged under the applicable federal law. We are entitled to and generally do pass this fee through to the customer.

      Prior to the scheduled expiration of most franchises, we initiate renewal proceedings with the granting authorities. This process usually takes three years but can take a longer period of time. The Communications Act provides for an orderly franchise renewal process in which granting authorities may not unreasonably withhold renewals. In connection with the franchise renewal process, many governmental authorities require the cable operator to make certain commitments. Historically we have been able to renew our franchises without incurring significant costs, although any particular franchise may not be renewed on commercially favorable terms or otherwise. Our failure to obtain renewals of our franchises, especially those in the major metropolitan areas where we have the most customers, would have a material adverse effect on our consolidated financial condition, results of operations or our liquidity, including our ability to comply with our debt covenants. Approximately 11% of our franchises, covering approximately 10% of our video customers have expired at December 31, 2004. Approximately 8% of additional franchises, covering approximately 9% of additional video customers will expire on or before December 31, 2005, if not renewed prior to expiration. We expect to renew substantially all of these franchises.

      Under the Telecommunications Act of 1996 (the “1996 Telecom Act”), state and local authorities are prohibited from limiting, restricting or conditioning the provision of telecommunications services. They may, however, impose “competitively neutral” requirements and manage the public rights-of-way. Granting authorities may not require a cable operator to provide telecommunications services or facilities, other than institutional networks, as a condition of an initial franchise grant, a franchise renewal, or a franchise transfer. The 1996 Telecom Act also limits franchise fees to an operator’s cable-related revenues and clarifies that they do not apply to revenues that a cable operator derives from providing new telecommunications services. In a March 2002 decision, the Federal Communications Commission (“FCC”) held that revenue derived from the provision of cable modem service should not be added to franchise fee payments already limited by federal law to 5% of traditional cable service revenue. The same decision tentatively limited local franchising authority regulation of cable modem service. On October 6, 2003, the United States Court of Appeals for the Ninth Circuit vacated in part the FCC’s March 2002 decision and remanded for further proceedings. The Ninth Circuit affirmed the portion of the FCC’s March 2002 decision holding that cable modem service is not a “cable service.” Although the Ninth Circuit’s decision should not subject cable operators to additional cable franchise fee requirements for the provision of cable modem service, it could possibly result in other telecommunications regulation.

Competition

      We face competition in the areas of price, services, and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we continue to expand into additional services such as high-speed Internet access and telephony, we face competition from other providers of each type of service. We operate in a very competitive business environment, which can adversely affect our business and operations.

      In terms of competition for customers, we view ourselves as a member of the broadband communications industry, which encompasses multi-channel video for television and related broadband services, such as high-speed data and other interactive video services. In the broadband industry, our principal competitor for video services throughout our territory is direct broadcast satellite (“DBS”), and, in markets where it is available, our principal competitor for data services is digital subscriber line (“DSL”). We do not consider other cable operators to be significant one-on-one competitors in the market overall, as traditional overbuilds are infrequent and spotty geographically (although in a particular market, a cable operator overbuilder would likely be a significant competitor at the local level). As of September 30, 2004, we are aware of traditional overbuild situations impacting approximately 5% of our total homes passed and potential overbuilds in areas servicing approximately 2% of our total homes passed.

      Although cable operators tend not to be direct competitors for customers, their relative size may affect the competitive landscape in terms of how a cable company competes against non-cable competitors in the marketplace as well as in relationships with vendors who deal with cable operators. For example, a larger cable operator might have better access to and pricing for the multiple types of services cable companies offer. Also, a larger entity might have different access to financial resources and acquisition opportunities.

      Our key competitors include:

Direct Broadcast Satellite

      Direct broadcast satellite (DBS) is a significant competitor to cable systems. The DBS industry has grown rapidly over the last several years, far exceeding the growth rate of the cable television industry, and now serves approximately 24 million subscribers nationwide. DBS service allows the subscriber to receive video and high-speed Internet access services directly via satellite using a relatively small dish antenna, although DBS providers have indicated that they may not continue to promote their high-speed Internet services on a going forward basis. Consistent with increasing consolidation in the communications industry, News Corp., one of the world’s largest media companies, recently acquired a controlling interest in DIRECTV, Inc. (“DirecTV”), the largest domestic DBS company. This business combination could significantly strengthen DirecTV’s competitive posture, particularly through favorable programming arrangements with various News Corp. affiliates and subsidiaries, such as the Fox television network. Additionally, EchoStar and DirecTV both have entered into joint marketing agreements with major telecommunications companies to offer bundled packages combining phone service, DSL and DBS services.

      Video compression technology and high powered satellites allow DBS providers to offer more than 200 digital channels from a single 32 transponder satellite, thereby surpassing the typical analog cable system. In 2003, major DBS competitors offered a greater variety of channel packages, and were especially competitive at the lower end pricing, such as a monthly price of approximately $30 for 75 channels compared to approximately $40 for the closest comparable package in most of our markets. In addition, while we continue to believe that the initial investment by a DBS customer exceeds that of a cable customer, the initial equipment cost for DBS has decreased substantially, as the DBS providers have aggressively marketed offers to new customers of incentives for discounted or free equipment, installation and multiple units. DBS providers are able to offer service nationwide and are able to establish a national image and branding with standardized offerings, which together with their ability to avoid franchise fees of up to 5% of revenues and property tax, leads to greater efficiencies and lower costs in the lower tiers of service. However, we believe that most consumers continue to prefer our stronger local presence in our markets. We believe that cable-delivered VOD and SVOD service are superior to DBS service because cable headends can store thousands of titles which customers can access and control independently, whereas DBS technology can only make available a much smaller number of titles with DVR-like customer control. We also believe that our higher tier products, particularly our bundled premium packages, are price-competitive with DBS packages and that many consumers prefer our ability to economically bundle video packages with data packages. Further, cable providers have the potential in some areas to provide a more complete “whole house” communications package when combining video, high-speed data and voice. We believe that this ability to bundle, combined with the introduction of more new products that DBS cannot readily offer (local high definition television and local interactive television) differentiates us from DBS competitors and could enable us to win back some of our former customers who migrated to satellite. However, joint marketing arrangements between DBS providers and telecommunications carriers allow similar bundling of services in certain areas.

      DBS companies historically were prohibited from retransmitting popular local broadcast programming. However, a change to the copyright laws in 1999 eliminated this legal impediment. As a result, DBS companies now may retransmit such programming, once they have secured retransmission consent from the popular broadcast stations they wish to carry, and honor mandatory carriage obligations of less popular broadcast stations in the same television markets. In response to the legislation, DirecTV and EchoStar have begun carrying the major network stations in the nation’s top television markets. DBS, however, is limited in the local programming it can provide because of the current capacity limitations of satellite technology. DBS companies do not offer local broadcast programming in every U.S. market, although the number of markets covered is increasing.

      DirecTV (through an affiliate) is now providing two-way high-speed Internet access services in some areas. Another satellite company called WildBlue Communications, Inc. (formerly iSKY, Inc.) reports that it plans to deliver two-way high-speed Internet access to residential and small business markets in the contiguous United States and portions of Canada in early 2005 using the Ka-band and spot beam technology. EchoStar is offering its video programming services with the Internet services provided by EarthLink, an Internet service provider, using digital subscriber line technology. In addition, EchoStar may expand into dish-based broadband service offerings.

DSL and Other Broadband Services

      The deployment of DSL allows Internet access to subscribers at data transmission speeds greater than those available over conventional telephone lines. DSL service therefore is competitive with high-speed Internet access over cable systems. Most telephone companies which already have plant, an existing customer base, and other operational functions in place (such as, billing, service personnel, etc.) offer DSL service. DSL actively markets its service, and many providers have offered promotional pricing with a one-year service agreement. The FCC has initiated a rulemaking proceeding that could materially reduce existing regulation of DSL service, essentially freeing such service from traditional telecommunications regulation. It is also possible that federal legislation could reduce regulation of Internet services offered by incumbent telephone companies. Legislative action and the FCC’s decisions and policies in this area are subject to change. We expect DSL to remain a significant competitor to our data services.

      DSL and other forms of high-speed Internet access provide competition to our own provision of Internet access. For example, as discussed above, satellite-based delivery options are available. In addition, local wireless Internet services have recently begun to operate in many markets using available unlicensed radio spectrum. This service option, popularly known as “wi-fi”, offers another alternative to cable-based Internet access.

      High-speed Internet access facilitates the streaming of video into homes and businesses. As the quality and availability of video streaming over the Internet improves, video streaming likely will compete with the traditional delivery of video programming services over cable systems. It is possible that programming suppliers will consider bypassing cable operators and market their services directly to the consumer through video streaming over the Internet.

      We believe that pricing for residential and commercial data services on our system is generally comparable to that for similar DSL services and that some residential customers prefer our ability to bundle data services with video services. However, DSL providers may currently be in a better position to offer data services to businesses since their networks tend to be more complete in commercial areas. They also have the ability to bundle telephony with data services for a higher percentage of their customers, and that ability is appealing to many consumers. Joint marketing arrangements between DSL providers and DBS providers may allow some additional bundling of services. Moreover, major telephone companies, such as SBC and Verizon, are now deploying fiber deep into their networks that will enable them to offer video services over their networks, in addition to established voice and Internet services.

Broadcast Television

      Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an “off-air” antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through “off-air” reception compared to the services provided by the local cable system. Traditionally, cable television has provided a higher picture quality and more channel offerings than broadcast television. However, the recent licensing of digital spectrum by the FCC will provide traditional broadcasters with the ability to deliver high definition television pictures and multiple digital-quality program streams, as well as advanced digital services such as subscription video and data transmission. Walt Disney Co. has deployed a movie service that bypasses cable through direct access to homes by data streams sent over the television broadcast spectrum.

Traditional Overbuilds

      Cable systems are operated under non-exclusive franchises granted by local authorities. More than one cable system may legally be built in the same area. It is possible that a franchising authority might grant a second franchise to another cable operator and that such a franchise might contain terms and conditions more favorable than those afforded us. In addition, entities willing to establish an open video system, under which they offer unaffiliated programmers non-discriminatory access to a portion of the system’s cable system, may be able to avoid local franchising requirements. Well-financed businesses from outside the cable industry, such as public utilities that already possess fiber optic and other transmission lines in the areas they serve, may over time become competitors. There are a number of cities that have constructed their own cable systems, in a manner similar to city-provided utility services. There also has been interest in traditional overbuilds by private companies. Constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor’s overbuild would need to be able to serve the homes and businesses in the overbuilt area on a more cost-effective basis than we can. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming.

      As of September 30, 2004, we are aware of overbuild situations impacting approximately 5% of our total homes passed and potential overbuild situations in areas servicing approximately 2% of our total homes passed, together representing a total of approximately 7% of our homes passed. Additional overbuild situations may occur in other systems. In response to such overbuilds, these systems have been designated priorities for the upgrade of cable plant and the launch of new and enhanced services. As of September 30, 2004, we have upgraded many of these systems to at least 750 megahertz two-way HFC architecture.

Telephone Companies and Utilities

      The competitive environment has been significantly affected by technological developments and regulatory changes enacted under the 1996 Telecom Act, which was designed to enhance competition in the cable television and local telephone markets. Federal cross-ownership restrictions historically limited entry by local telephone companies into the cable business. The 1996 Telecom Act modified this cross-ownership restriction, making it possible for local exchange carriers, who have considerable resources, to provide a wide variety of video services competitive with services offered by cable systems.

      Telephone companies can lawfully enter the cable television business, and although activity in this area historically has been quite limited, recent announcements by telephone companies indicate a growing interest in offering a video product. Local exchange carriers do already provide facilities for the transmission and distribution of voice and data services, including Internet services, in competition with our existing or potential interactive services ventures and businesses. In addition, major telephone companies, such as SBC and Verizon, are now deploying fiber into their networks that will enable them to offer video services over their networks, in addition to established voice and Internet services. Some telephone companies have begun more extensive deployment of fiber in their networks that will enable them to begin providing video services, as well as telephony and Internet access service. At least one major telephone company, SBC, plans to provide Internet protocol video over its upgraded network. SBC contends that its use of this technology should allow it to provide video service without a cable franchise as required under Title VI of the Communications Act. Other telephone companies deploying fiber more extensively are attempting through various means to weaken or streamline the franchising requirements applicable to them. If telephone companies are successful in avoiding or weakening the franchise and other regulatory requirements applicable to Charter, their competitive posture would be enhanced. We cannot predict the likelihood of success of the broadband services offered by our competitors or the impact on us of such competitive ventures. The large scale entry of major telephone companies as direct competitors in the video marketplace could adversely affect the profitability and valuation of established cable systems.

      As we expand our offerings to include Internet access and other telecommunications services, we will be subject to competition from other telecommunications providers. The telecommunications industry is highly competitive and includes competitors with greater financial and personnel resources, who have brand name recognition and long-standing relationships with regulatory authorities and customers. Moreover, mergers, joint ventures and alliances among franchises, wireless or private cable operators, local exchange carriers and others may result in providers capable of offering cable television, Internet, and telecommunications services in direct competition with us. For example, major local exchange carriers have entered into arrangements with EchoStar and DirecTV in which they will market packages combining phone service, DSL and DBS services.

      Additionally, we are subject to competition from utilities which possess fiber optic transmission lines capable of transmitting signals with minimal signal distortion. Utilities are also developing broadband over power line technology, which will allow the provision of Internet and other broadband services to homes and offices.

Private Cable

      Additional competition is posed by satellite master antenna television systems, or SMATV systems, serving multiple dwelling units, or MDUs, such as condominiums, apartment complexes, and private residential communities. These private cable systems may enter into exclusive agreements with such MDUs, which may preclude operators of franchise systems from serving residents of such private complexes. Private cable systems can offer both improved reception of local television stations and many of the same satellite-delivered program services that are offered by cable systems. SMATV systems currently benefit from operating advantages not available to franchised cable systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities. Exemption from regulation may provide a competitive advantage to certain of our current and potential competitors.

Wireless Distribution

      Cable systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems or “wireless cable,” known as MMDS, which uses low-power microwave frequencies to transmit television programming over-the-air to paying customers. Wireless distribution services generally provide many of the programming services provided by cable systems, and digital compression technology increases significantly the channel capacity of their systems. Both analog and digital MMDS services, however, require unobstructed “line of sight” transmission paths and MMDS ventures have been quite limited to date.

      The FCC has completed its auction of Multichannel Video Distribution & Data Service (“MVDDS”) licenses. MVDDS is a new terrestrial video and data fixed wireless service that the FCC hopes will spur competition in the cable and DBS industries.

Properties

      Our principal physical assets consist of cable distribution plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of our cable systems.

      Our cable plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. We own or lease real property for signal reception sites and own most of our service vehicles.

      Historically our subsidiaries have owned the real property and buildings for our data centers, customer contact centers and our divisional administrative offices. Since early 2003 we have reduced our total real estate portfolio square footage by approximately 17% and have decreased our operating annual lease costs by approximately 30%. We plan to continue reducing our number of administrative offices and lease the space, where possible, while attempting to sell those existing locations that we believe are no longer required. Our subsidiaries generally have leased space for business offices throughout our operating divisions. Our headend and tower locations are located on owned or leased parcels of land, and we generally own the towers on which our equipment is located. Charter Holdco owns the real property and building for our principal executive offices.

      The physical components of our cable systems require maintenance as well as periodic upgrades to support the new services and products we introduce. See “Business — Our Network Technology.” We believe that our properties are generally in good operating condition and are suitable for our business operations.

Employees

      As of September 30, 2004, we had approximately 15,550 full-time equivalent employees. At September 30, 2004, approximately 100 of our employees were represented by collective bargaining agreements. We have never experienced a work stoppage.

      The corporate office, which includes employees of Charter and Charter Holdco, is responsible for coordinating and overseeing our operations. The corporate office performs certain financial and administrative functions on a centralized basis such as accounting, billing, finance and acquisitions, payroll and benefit administration, information system design and support, internal audit, purchasing, marketing and programming contract administration. The corporate office performs these services on a cost reimbursement basis pursuant to a management services agreement. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

Legal Proceedings

Securities Class Actions and Derivative Suits

      Fourteen putative federal class action lawsuits (the “Federal Class Actions”) were filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages were sought by the plaintiffs. In general, the lawsuits alleged that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects. The Federal Class Actions were specifically and individually identified in public filings made by Charter prior to the date of this prospectus.

      In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions into a single action (the “Consolidated Federal Class Action”) for pretrial purposes. On June 19, 2003, following a status and scheduling conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the Consolidated Federal Class Action. Motions to dismiss the Consolidated Amended Complaint were filed. On February 10, 2004, in response to a joint motion made by StoneRidge and Defendants Charter, Vogel and Allen, the Court entered an order providing, among other things, that: (1) the parties who filed such motion, engage in a mediation within ninety (90) days; and (2) all proceedings in the Consolidated Federal Class Actions were stayed until May 10, 2004. On May 11, 2004, the Court extended the stay in the Consolidated Federal Class Action for an additional sixty (60) days. On July 12, 2004, the parties submitted a joint motion to again extend the stay, this time until September 10, 2004. The Court granted that extension on July 20, 2004. On August 5, 2004, Stoneridge, Charter and the individual defendants who were the subject of the suit entered into a Memorandum of Understanding (described more fully below) setting forth agreements in principle to settle the Consolidated Federal Class Action.

      The Consolidated Federal Class Action is entitled:

•	In re Charter Communications, Inc. Securities Litigation, MDL Docket No. 1506 (All Cases), StoneRidge Investments Partners, LLC, Individually and On Behalf of All Others Similarly Situated, v. Charter Communications, Inc., Paul Allen, Jerald L. Kent, Carl E. Vogel, Kent Kalkwarf, David G. Barford, Paul E. Martin, David L. McCall, Bill Shreffler, Chris Fenger, James H. Smith, III, Scientific-Atlanta, Inc., Motorola, Inc. and Arthur Andersen, LLP, Consolidated Case No. 4:02-CV-1186-CAS.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in the Circuit Court of the City of St. Louis, State of Missouri (the “Missouri State Court”), against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

      The consolidated State Derivative Action is entitled:

•	Kenneth Stacey, Derivatively on behalf of Nominal Defendant Charter Communications, Inc., v. Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, Arthur Andersen, LLP and Charter Communications, Inc.

      On March 12, 2004, an action substantively identical to the State Derivative Action was filed in the Missouri State Court, against Charter and certain of its current and former directors, as well as its former auditors. The plaintiffs in that case alleged that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, were sought by plaintiffs. On July 14, 2004, the Court consolidated this case with the State Derivative Action.

      This action is entitled:

•	Thomas Schimmel, Derivatively on behalf on Nominal Defendant Charter Communications, Inc., v. Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William D. Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, and Arthur Andersen, LLP, and Charter Communications, Inc.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff in that suit alleged that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, were sought by the plaintiffs.

      The Federal Derivative Action is entitled:

•	Arthur Cohn, Derivatively on behalf of Nominal Defendant Charter Communications, Inc., v. Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, and Charter Communications, Inc.

      On August 5, 2004, Charter entered into Memoranda of Understanding setting forth agreements in principle regarding settlement of the Consolidated Federal Class Action, the State Derivative Action(s) and the Federal Derivative Action (the “Actions”). In exchange for a release of all claims by plaintiffs against Charter and its former and present officers and directors named in the Actions, Charter will pay to the plaintiffs a combination of cash and equity collectively valued at $144 million, which will include the fees and expenses of plaintiffs’ counsel. Of this amount, $64 million will be paid in cash (by Charter’s insurance carriers) and the balance will be paid in shares of Charter Class A common stock having an aggregate value of $40 million and ten-year warrants to purchase shares of Charter Class A common stock having an aggregate warrant value of $40 million. The warrants would have an exercise price equal to 150% of the fair market value (as defined) of Charter Class A common stock as of the date of the entry of the order of final judgment approving the settlement. In addition, Charter expects to issue additional shares of its Class A common stock to its insurance carrier having an aggregate value of $5 million. As part of the settlements, Charter will also commit to a variety of corporate governance changes, internal practices and public disclosures, some of which have already been undertaken and none of which are inconsistent with measures Charter is taking in connection with the recent conclusion of the SEC investigation described below.

      On or about February 1, 2005, the parties executed the settlement agreements and related documents necessary to settle the Actions. However, the settlement of each of the lawsuits is conditioned upon, among other things, judicial approval of the settlements by the Court following notice to the class, and dismissal of the consolidated derivative actions now pending in Missouri State Court, which are related to the Federal Derivative Action.

      In addition to the Federal Class Actions, the State Derivative Action(s), the new Missouri State Court derivative action and the Federal Derivative Action, six putative class action lawsuits were filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. We believe the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or acquiescing to such a transaction. The lawsuits, which are substantively identical, were brought on behalf of Charter’s securities holders as of July 29, 2002, and sought unspecified damages and possible injunctive relief. However, no such transaction by Mr. Allen has been presented. On April 30, 2004, orders of dismissal without prejudice were entered in each of the Delaware Class Actions.

      The Delaware Class Actions consist of:

•	Eleanor Leonard, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 12, 2002;

•	Helene Giarraputo, on behalf of herself and all others similarly situated, v. Paul G. Allen, Carl E. Vogel, Marc B. Nathanson, Ronald L. Nelson, Nancy B. Peretsman, William Savoy, John H. Tory, Larry W. Wangberg, and Charter Communications, Inc., filed on August 13, 2002;

•	Ronald D. Wells, Whitney Counsil and Manny Varghese, on behalf of themselves and all others similarly situated, v. Charter Communications, Inc., Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, filed on August 13, 2002;

•	Gilbert Herman, on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 14, 2002;

•	Stephen Noteboom, on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 16, 2002; and

•	John Fillmore on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on October 18, 2002.

Government Investigations

      In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers, and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not a target of the investigation. Charter was also advised by the U.S. Attorney’s office that no member of its board of directors is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. All four of the former officers who were indicted have entered guilty pleas, and are now awaiting sentencing. Charter is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC issued a formal order of investigation dated January 23, 2003, and subsequently served document and testimony subpoenas on Charter and a number of its former employees. The investigation and subpoenas generally concerned Charter’s prior reports with respect to its determination of the number of customers, and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. On July 27, 2004, the SEC and Charter reached a final agreement to settle the investigation. In the Settlement Agreement and Cease and Desist Order, Charter agreed to entry of an administrative order prohibiting any future violations of United States securities laws and requiring certain other remedial internal practices and public disclosures. Charter neither admitted nor denied any wrongdoing, and the SEC assessed no fine against Charter.

Indemnification

      Charter is generally required to indemnify each of the named individual defendants in connection with the matters described above pursuant to the terms of its bylaws and (where applicable) such individual defendants’ employment agreements. In accordance with these documents, in connection with the pending grand jury investigation, the now settled SEC investigation and the above described lawsuits, some of Charter’s current and former directors and current and former officers have been advanced certain costs and expenses incurred in connection with their defense. See “Certain Relationships and Related Transactions — Other Miscellaneous Relationships — Indemnification Advances” for greater detail. The limited liability company agreement of CCO Holdings and the bylaws of CCO Holdings Capital may require CCO Holdings and CCO Holdings Capital, respectively, to indemnify Charter and the individual named defendants in connection with the matters set forth above.

Other Litigation

      In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina Court of Common Pleas (the “South Carolina Class Action”), purportedly on behalf of a class of Charter Holdco’s customers, alleging that Charter Holdco improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter Holdco improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” A substantively identical case was filed in the Superior Court of Athens — Clarke County, Georgia by Emma S. Tobar on March 26, 2002 (the “Georgia Class Action”), alleging a nationwide class for these claims. Charter Holdco removed the South Carolina Class Action to the United States District Court for the District of South Carolina in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to the South Carolina Court of Common Pleas in August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter Holdco should have, but did not file a new motion to dismiss. The state court judge granted the plaintiff’s motion over Charter Holdco’s objection in September 2002. Charter Holdco immediately appealed that decision to the South Carolina Court of Appeals and the South Carolina Supreme Court, but those courts ruled that until a final judgment was entered against Charter Holdco, they lacked jurisdiction to hear the appeal.

      In January 2003, the Court of Common Pleas granted the plaintiffs’ motion for class certification. In October and November 2003, Charter Holdco filed motions (a) asking that court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the Court of Common Pleas granted in part and denied in part Charter Holdco’s motion to dismiss for failure to state a claim. It also took under advisement Charter Holdco’s motion to set aside the default judgment. In April 2004, the parties to both the Georgia and South Carolina Class Actions participated in a mediation. The mediator made a proposal to the parties to settle the lawsuits. In May 2004, the parties accepted the mediator’s proposal and reached a tentative settlement, subject to final documentation and court approval. As a result of the tentative settlement, we recorded a special charge of $9 million in our consolidated statement of operations in the first quarter of 2004. On July 8, 2004, the Superior Court of Athens — Clarke County, Georgia granted a motion to amend the Tobar complaint to add Nicholls, Barber and April Jones as plaintiffs in the Georgia Class Action and to add any potential class members in South Carolina. The court also granted preliminary approval of the proposed settlement on that date. On August 2, 2004, the parties submitted a joint request to the South Carolina Court of Common Pleas to stay the South Carolina Class Action pending final approval of the settlement and on August 17, 2004, that court granted the parties’ request. On November 10, 2004, the court granted final approval of the settlement, rejecting positions advanced by two objectors to the settlement. On December 13, 2004 the court entered a written order formally approving that settlement. On January 11, 2005, however, certain class members appealed the order entered by the Georgia court. That appeal was dismissed on or about February 3, 2005. Additionally, one of the objectors to this settlement had recently filed a similar, but not identical, lawsuit.

      The South Carolina Class Action was entitled:

•	Nikki Nicholls and Geraldine M. Barber, on behalf of themselves and all others similarly situated v. Charter Communications Holding Company, LLC and City of Spartanburg filed on October 29, 2001.

      The Georgia Class Action is now entitled:

•	Emma S. Tobar, Nikki Nicholls, Geraldine M. Barber and April Jones, on behalf of themselves and all others similarly situated v. Charter Communications Holding Company, LLC, et al, originally filed on March 26, 2002.

Outcome

      In addition to the matters set forth above, Charter is also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims are not expected to have a material adverse effect on our consolidated financial condition, results of operations or our liquidity.

REGULATION AND LEGISLATION

      The following summary addresses the key regulatory and legislative developments affecting the cable industry. Cable system operations are extensively regulated by the FCC, some state governments and most local governments. A failure to comply with these regulations could subject us to substantial penalties. Our business can be dramatically impacted by changes to the existing regulatory framework, whether triggered by legislative, administrative, or judicial rulings. Congress and the FCC have expressed a particular interest in increasing competition in the communications field generally and in the cable television field specifically. The 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. At the same time, the FCC has pursued spectrum licensing options designed to increase competition to the cable industry by wireless multichannel video programming distributors. We could be materially disadvantaged in the future if we are subject to new regulations that do not equally impact our key competitors. Congress and the FCC have frequently revisited the subject of communications regulation, and they are likely to do so in the future. In addition, franchise agreements with local governments must be periodically renewed, and new operating terms may be imposed. Future legislative, regulatory, or judicial changes could adversely affect our operations. We can provide no assurance that the already extensive regulation of our business will not be expanded in the future.

Cable Rate Regulation

      The cable industry has operated under a federal rate regulation regime for more than a decade. The regulations currently restrict the prices that cable systems charge for basic service and associated equipment. All other cable offerings are now universally exempt from rate regulation. Although rate regulation operates pursuant to a federal formula, local governments, commonly referred to as local franchising authorities, are primarily responsible for administering this regulation. The majority of our local franchising authorities have never certified to regulate basic cable rates, but they retain the right to do so (and order rate reductions and refunds), except in those specific communities facing “effective competition.” Federal law defines effective competition as existing in a variety of circumstances that historically were rarely satisfied, but are increasingly likely to be satisfied with the recent increase in DBS competition.

      There have been frequent calls to impose expanded rate regulation on the cable industry. Confronted with rapidly increasing cable programming costs, it is possible that Congress may adopt new constraints on the retail pricing or packaging of cable programming. Such constraints could adversely affect our operations. In response to Congressional sensitivity to the cable industry’s practice of bundling programming into large tiers, the FCC recently conduced an inquiry into the advisability of mandating the a la carte offering of programming services. Although the FCC recommended against an a la carte mandate, it is still possible that new marketing restrictions could be adopted in the future. If á la carte restrictions were imposed on cable operators, it could have a material adverse impact on our ability to offer services in a manner that we believe maximizes our revenue and overall customer satisfaction. If a mandatory á la carte regime were imposed, some customers might elect to purchase fewer video services from us. This loss would be compounded by a likely increase in programming, equipment, marketing, and customer service costs to accommodate á la carte ordering.

      The federal rate regulations also require cable operators to maintain a “geographically uniform” rate within each community, except in those communities facing effective competition. As we attempt to respond to a changing marketplace with competitive pricing practices, we may face legal restraints and challenges that impede our ability to compete.

Must Carry/ Retransmission Consent

      Federal law currently includes “must carry” regulations, which require cable systems to carry certain local broadcast television stations that the cable operator would not select voluntarily. Alternatively, popular commercial television stations can prohibit cable carriage unless the cable operator first negotiates for “retransmission consent,” which may be conditioned on significant payments or other concessions. Either option has a potentially adverse effect on our business. The burden associated with must carry could increase significantly if cable systems were required to simultaneously carry both the analog and digital signals of each television station (dual carriage), as the broadcast industry transitions from an analog to a digital format.

      The burden could also increase significantly if cable systems were required to carry multiple program streams included within a single digital broadcast transmission (multicast carriage). Additional government-mandated broadcast carriage obligations could disrupt existing programming commitments, interfere with our preferred use of limited channel capacity and limit our ability to offer services that would maximize customer appeal and revenue potential. Although the FCC issued a decision on February 10, 2005, confirming an earlier ruling against mandating either dual carriage or multicast carriage, that decision could be appealed or Congress could legislate additional carriage obligations.

      There are indications that broadcasters invoking retransmission consent may be even more forceful in their negotiating demands during the election cycle commencing later this year. These demands could lead to increased broadcast carriage burdens or the loss of popular programming.

Access Channels

      Local franchise agreements often require cable operators to set aside certain channels for public, educational and governmental access programming. Federal law also requires cable systems to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. Increased activity in this area could further burden the channel capacity of our cable systems.

Access to Programming

      The FCC recently extended a regulation prohibiting video programmers affiliated with cable companies from favoring cable operators over new competitors and requiring such programmers to sell their satellite-delivered programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. DBS providers traditionally had no similar restriction on exclusive programming, but the FCC recently imposed that restriction as part of its approval of the DirecTV-News Corp. merger. The FCC has also adopted regulations to avoid unreasonable conduct in retransmission consent negotiations between broadcasters and multichannel video programming distributors, including cable and DBS. It imposed special conditions on the DirectTV-News Corp. merger, including a requirement that Fox affiliated broadcast stations enter into commercial arbitration for disputes over retransmission consent. Given the heightened competition and media consolidation that Charter faces, it is possible that we will find it increasingly difficult to gain access to popular programming at favorable terms. Such difficulty could adversely impact our business.

Ownership Restrictions

      Federal regulation of the communications field traditionally included a host of ownership restrictions, which limited the size of certain media entities and restricted their ability to enter into competing enterprises. Through a series of legislative, regulatory, and judicial actions, most of these restrictions recently were eliminated or substantially relaxed. For example, historic restrictions on local exchange carriers offering cable service within their telephone service area, as well as those prohibiting broadcast stations from owning cable systems within their broadcast service area, no longer exist. Changes in this regulatory area, including some still subject to judicial review, could alter the business landscape in which we operate, as formidable new competitors (including electric utilities, local exchange carriers, and broadcast/media companies) may increasingly choose to offer cable services. The relaxation of ownership restrictions could, for example, simplify transactions such as the one that would have resulted from

Comcast Corporation’s bid for Walt Disney Company had it been accepted, notwithstanding overlapping cable and broadcast properties.

      The FCC previously adopted regulations precluding any cable operator from serving more than 30% of all domestic multichannel video subscribers and from devoting more than 40% of the activated channel capacity of any cable system to the carriage of affiliated national video programming services. These cable ownership restrictions were invalidated by the courts, and the FCC is now considering adoption of replacement regulations.

Internet Service

      Over the past several years, proposals have been advanced at the FCC and Congress that would require cable operators offering Internet service to provide non-discriminatory access to unaffiliated Internet service providers. Several local franchising authorities actually adopted mandatory “open access” requirements, but various federal courts rejected each of these actions, relying on different legal theories. It remains unclear today precisely what regulatory regime ultimately will be applied to the cable industry’s high-speed Internet service. The FCC has ruled that cable modem service is an interstate information service, rather than a cable or telecommunications service. This classification left cable modem service exempt from the burdens associated with traditional cable and telecommunications regulation. The United States Court of Appeals for the Ninth Circuit however, vacated in part the FCC’s ruling and remanded for further proceedings. The Ninth Circuit held that cable modem service is not “cable service,” but is part “telecommunications service” and part “information service.” That decision has been appealed to the Supreme Court, which has agreed to hear the case. The Ninth Circuit decision, if not overturned, could potentially result in adverse regulatory treatment, including the imposition of “open access” requirements on the cable industry’s Internet access service.

      Although the FCC previously suggested that regulatory forbearance of cable modem service would be appropriate, regardless of the technical classification ultimately assigned to it, a number of technology companies continue to press the FCC to subject cable modem service to certain “nondiscrimination principles.” The final regulatory status of cable modem service remains uncertain. Its outcome could materially affect our business. It could also affect whether local franchising authorities can collect franchise fees on cable modem service and whether cable systems will have any payment obligations to the federal government’s universal service fund.

      As the Internet has matured, it has become the subject of increasing regulatory interest. There is now a host of federal laws affecting Internet service, including the Digital Millennium Copyright Act, which affords copyright owners certain rights against us that could adversely affect our relationship with any customer accused of violating copyright laws. Recently enacted Anti-Spam legislation also imposes new obligations on our operations. The adoption of new Internet regulations could adversely affect our business.

Phone Service

      The 1996 Telecom Act created a more favorable regulatory environment for us to provide telecommunications services. In particular, it limited the regulatory role of local franchising authorities and established requirements ensuring that we could interconnect with other telephone companies to provide a viable service. Many implementation details remain unresolved, and there are substantial regulatory changes being considered that could impact, in both positive and negative ways, our primary telecommunications competitors and our own entry into the field of phone service. The FCC and state regulatory authorities are considering, for example, whether common carrier regulation traditionally applied to incumbent local exchange carriers should be modified. The FCC recently decided that alternative voice technologies, like certain types of VOIP, should be regulated only at the federal level, rather than by individual states. As the FCC generally does not favor extensive regulation of such services, this decision appears to be a positive development for VOIP offerings. It is unclear how these regulatory matters ultimately will be resolved and how they will affect our potential expansion into phone service.

Pole Attachments

      The Communications Act requires most utilities to provide cable systems with access to poles and conduits and simultaneously regulates the rates charged for this access. The Act specific that significantly higher rates apply if the cable plant is providing telecommunications service, as well as traditional cable service. The FCC has clarified that a cable operator’s favorable pole rates are not endangered by the provision of Internet access. Although that determination was upheld by the United States Supreme Court, a subsequent decision by the United States Court of Appeals for the Ninth Circuit regarding the proper regulatory classification of Internet service has once again created controversy in this area. The U.S. Supreme Court has agreed to hear an appeal of that decision. It remains possible that the underlying pole attachment formula, or its application to Internet and telecommunications offerings, will be modified in a manner that substantially increases our pole attachment costs.

Cable Equipment

      The FCC has undertaken several steps to promote competition in the delivery of cable equipment and compatibility with new digital technology. The FCC has expressly ruled that cable customers must be allowed to purchase set-top terminals from third parties and established a multi-year phase-in during which security functions (which would remain in the operator’s exclusive control) would be unbundled from the basic converter functions, which could then be provided by third party vendors. The first phase of implementation has already passed. A prohibition on cable operators leasing digital set-top terminals that integrate security and basic navigation functions is currently scheduled to go into effect as of July 1, 2006.

      The FCC recently adopted rules implementing an agreement between major cable operators and manufacturers of consumer electronics on “plug and play” specifications for one-way digital televisions. The rules require cable operators to provide “CableCard” security modules and support to customer owned digital televisions and similar devices already equipped with built-in set-top terminal functionality. Cable operators must support basic home recording rights and copy protection rules for digital programming content. The FCC has adopted companion “broadcast flag” rules, requiring cable carriage of a code embedded in digital broadcast programming that will regulate the further use of copyright programming.

      The FCC is conducting additional related rulemakings, and the cable and consumer electronics industries are currently negotiating an agreement that would establish additional “plug and play” specifications for two-way digital televisions.

      The FCC rules are subject to challenge and inter-industry negotiations are ongoing. It is unclear how this process will develop and how it will affect our offering of cable equipment and our relationship with our customers.

Other Communications Act Provisions and FCC Regulatory Matters

      In addition to the Communications Act provisions and FCC regulations noted above, there are other statutory provisions and FCC regulations affecting our business. The Communications Act, for example, includes cable-specific privacy obligations. The Act carefully limits our ability to collect and disclose personal information.

      FCC regulations include a variety of additional areas, including, among other things: (1) equal employment opportunity obligations; (2) customer service standards; (3) technical service standards; (4) mandatory blackouts of certain network, syndicated and sports programming; (5) restrictions on political advertising; (6) restrictions on advertising in children’s programming; (7) restrictions on origination cablecasting; (8) restrictions on carriage of lottery programming; (9) sponsorship identification obligations; (10) closed captioning of video programming; (11) licensing of systems and facilities; (12) maintenance of public files; and (13) emergency alert systems.

      It is possible that Congress or the FCC will expand or modify its regulation of cable systems in the future, and we cannot predict at this time how that might impact our business. For example, there have been recent discussions about imposing “indecency” restrictions directly on cable programming.

Copyright

      Cable systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review and could adversely affect our ability to obtain desired broadcast programming. We cannot predict the outcome of this legislative activity. Moreover, the Copyright Office has not yet provided any guidance as to the how the compulsory copyright license should apply to newly offered digital broadcast signals.

      Copyright clearances for non-broadcast programming services are arranged through private negotiations. Cable operators also must obtain music rights for locally originated programming and advertising from the major music performing rights organizations. These licensing fees have been the source of litigation in the past, and we cannot predict with certainty whether license fee disputes may arise in the future.

Franchise Matters

      Cable systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for noncompliance and may be terminable if the franchisee fails to comply with material provisions.

      The specific terms and conditions of cable franchises vary materially between jurisdictions. Each franchise generally contains provisions governing cable operations, franchise fees, system construction, maintenance, technical performance, and customer service standards. A number of states subject cable systems to the jurisdiction of centralized state government agencies, such as public utility commissions. Although local franchising authorities have considerable discretion in establishing franchise terms, there are certain federal protections. For example, federal law caps local franchise fees and includes renewal procedures designed to protect incumbent franchisees from arbitrary denials of renewal. Even if a franchise is renewed, however, the local franchising authority may seek to impose new and more onerous requirements as a condition of renewal. Similarly, if a local franchising authority’s consent is required for the purchase or sale of a cable system, the local franchising authority may attempt to impose more burdensome requirements as a condition for providing its consent.

MANAGEMENT

Directors and Executive Officers of Registrant

      CCO Holdings is a holding company with no operations. CCO Holdings Capital is a direct, wholly owned finance subsidiary of CCO Holdings that exists solely for the purpose of serving as co-obligor of the original notes and the new notes. Neither CCO Holdings nor CCO Holdings Capital has any employees. We and our direct and indirect subsidiaries are managed by Charter. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

      Robert P. May and Jo Allen Patton are the directors of CCO Holdings and Robert P. May is the sole director of CCO Holdings Capital.

      The persons listed below are directors of Charter, Charter Holdco, Charter Holdings, CCH II, CCO Holdings, or CCO Holdings Capital as indicated.

Directors	Position(s)

Paul G. Allen	Chairman of the board of directors of Charter and director of Charter Holdco
W. Lance Conn	Director of Charter
Jonathan L. Dolgen	Director of Charter
Charles M. Lillis	Director of Charter
Robert P. May	Director, Interim President and Chief Executive Officer of Charter, Charter Holdco, Charter Holdings, CCH II, CCO Holdings and CCO Holdings Capital
David C. Merritt	Director of Charter
Marc B. Nathanson	Director of Charter
Jo Allen Patton	Director of Charter and CCO Holdings
John H. Tory	Director of Charter
Larry W. Wangberg	Director of Charter

      The following sets forth certain biographical information with respect to the directors listed above.

      Paul G. Allen, 51, has been Chairman of the board of directors of Charter since July 1999, and Chairman of the Board of Directors of Charter Investment, Inc. (a predecessor to, and currently an affiliate of, Charter) since December 1998. Mr. Allen, co-founder of Microsoft Corporation, has been a private investor for more than 15 years, with interests in over 50 technology, telecommunications, content and biotech companies. Mr. Allen’s investments include Vulcan Inc., Vulcan Productions, Inc., the Portland Trail Blazers NBA and Seattle Seahawks NFL franchises, and investments in DreamWorks LLC and Oxygen Media. In addition, Mr. Allen is a director of Vulcan Programming Inc., Vulcan Ventures, Vulcan Inc., Vulcan Cable III Inc., numerous privately held companies and, until its sale in May 2004 to an unrelated third party, TechTV L.L.C.

      W. Lance Conn, 36, was elected to the board of directors of Charter in September 2004. Since July 2004, Mr. Conn has served as Executive Vice President, Investment Management for Vulcan Inc., the investment and project management company that oversees a diverse multi-billion dollar portfolio of investments by Paul G. Allen. Prior to joining Vulcan Inc., Mr. Conn was employed by America Online, Inc., an interactive online services company, from March 1996 to May 2003. From 1997 to 2000, Mr. Conn served in various senior business development roles at America Online. In 2000, Mr. Conn began supervising all of America Online’s European investments, alliances and business initiatives. In 2002 he became Senior Vice President of American Online U.S. where he led a company-wide effort to restructure and optimize America Online’s operations. From September 1994 until February 1996, Mr. Conn was an attorney with the Shaw Pittman law firm in Washington, D.C. Mr. Conn holds a J.D.

degree from the University of Virginia, a master’s degree in history from the University of Mississippi and an A.B. in history from Princeton University.

      Jonathan L. Dolgen, 59, was elected to the board of directors of Charter in October 2004. Since July 2004, Mr. Dolgen has been a Senior Advisor to Viacom, Inc. (“Viacom”) a worldwide entertainment and media company, where he provides advisory services to the current Chairman and Chief Executive of Viacom, or others designated by him, on an as requested basis. From April 1994 to July 2004, Mr. Dolgen served as Chairman and Chief Executive Officer of the Viacom Entertainment Group, a unit of Viacom, where he oversaw various operations of Viacom’s businesses, which during 2003 and 2004 primarily included the operations engaged in motion picture production and distribution, television production and distribution, regional theme parks, theatrical exhibition and publishing. Mr. Dolgen began his career in the entertainment industry in 1976 and until joining the Viacom Entertainment Group, served in executive positions at Columbia Pictures Industries, Inc., Twentieth Century Fox and Fox, Inc., and Sony Pictures Entertainment. Mr. Dolgen holds a B.S. degree from Cornell University and a J.D. degree from New York University.

      Charles M. Lillis, 63, was elected to the board of directors of Charter in October 2003. Presently, he is the Managing Partner of Lone Tree Capital, a private equity partnership he co-founded in 2002. Mr. Lillis served as Chairman and Chief Executive Officer of MediaOne Group, Inc. from June 1998 to May 2000. He served as Chief Executive Officer of MediaOne while it was a tracking stock company from November 1995 to May 1997. Prior to that, he held various senior management positions at US WEST, MediaOne’s predecessor. Before joining US WEST, he served as Dean of the University of Colorado’s College of Business and as a professor at Washington State University. In addition, he is a director and serves on the audit committees of SuperValu, Inc. and Williams Companies. Mr. Lillis is also Chairman of the University of Washington Business Advisory Board, a member of the University of Washington Foundation Board, and a former member of the University of Colorado Foundation Board. Mr. Lillis is a graduate of the University of Washington, Seattle, with an M.B.A., and he holds a doctorate of Philosophy in Business from the University of Oregon, in Eugene.

      Mr. Lillis recently announced his election as a director of Medco Health Solutions, Inc., and, on January 27, 2005, Charles M. Lillis informed Charter of his intention to resign from its Board of Directors. The date for Mr. Lillis’ departure from the Board has not yet been determined but is expected to occur within the next sixty days.

      Robert P. May, 55, was elected to the board of directors of Charter in October 2004 and became Charter’s Interim President and Chief Executive Officer in January 2005. Mr. May has served on the Board of Directors of HealthSouth Corporation, a national provider of healthcare services since October 2002, and has been its Chairman since July 2004. Mr. May also served as HealthSouth Corporation’s Interim Chief Executive Officer from March 2003 until May of 2004, and as Interim President of its Outpatient and Diagnostic Division from August 2003 to January 2004. From March 2001 until March 2003, Mr. May was principal of RPM Systems, a strategic and private investing consulting firm. From March 1999 to March 2001, Mr. May served on the Board of Directors and was Chief Executive Officer of PNV Inc., a national telecommunications company. PNV Inc. filed for bankruptcy in December 2000. Prior to his employment at PNV Inc., Mr. May was Chief Operating Officer and a member of the Board of Directors of Cablevision Systems Corporation from October 1996 to February 1998, and from 1973 to 1993 he held several senior executive positions with Federal Express Corporation, including President, Business Logistics Services. Mr. May was educated at Curry College and Boston College and attended Harvard Business School’s Program for Management Development.

      David C. Merritt, 50, was elected to the board of directors of Charter in July 2003, and was also appointed as Chairman of Charter’s Audit Committee at that time. Since October 2003, Mr. Merritt has been a Managing Director of Salem Partners, LLC, an investment banking firm. He was a Managing Director in the Entertainment Media Advisory Group at Gerard Klauer Mattison & Co., Inc., a company that provides financial advisory services to the entertainment and media industries from January 2001 through April 2003. Prior to that, he served as Chief Financial Officer of CKE Associates, Ltd., a privately held company with interests in talent management, film production, television production, music and new media from July 1999 to November 2001. He also served as a director of Laser-Pacific Media Corporation from January 2001 until October 2003 and served as Chairman of its audit committee. During December 2003, he became a director of Outdoor Channel Holdings, Inc. Mr. Merritt joined KPMG LLP in 1975 and served in a variety of capacities during his years with the firm, including national partner in charge of the media and entertainment practice and before joining CKE Associates, Mr. Merritt was an audit and consulting partner of KPMG LLP for 14 years. Mr. Merritt holds a B.S. degree in Business and Accounting from California State University — Northridge.

      Marc B. Nathanson, 59, has been a director of Charter since January 2000. Mr. Nathanson is the Chairman of Mapleton Investments LLC, an investment vehicle formed in 1999. He also founded and served as Chairman and Chief Executive Officer of Falcon Holding Group, Inc., a cable operator, and its predecessors, from 1975 until 1999. He served as Chairman and Chief Executive Officer of Enstar Communications Corporation, a cable operator, from 1988 until November 1999. Prior to 1975, Mr. Nathanson held executive positions with Teleprompter Corporation, Warner Cable and Cypress Communications Corporation. In 1995, he was appointed by the President of the United States to the Broadcasting Board of Governors, and from 1998 through September 2002, served as its Chairman. Mr. Nathanson holds a Bachelors degree in Mass Communications from the University of Denver and a Masters degree in Political Science from University of California/ Santa Barbara.

      Jo Allen Patton, 46, has been a director of Charter since April 2004. Ms. Patton joined Vulcan Inc. as Vice President in 1993, and since that time has served as an officer and director of many affiliates of Mr. Allen, including in her current position as President and Chief Executive Officer of Vulcan Inc. since July 2001. Vulcan Inc. is the investment and project management company founded by Mr. Allen to oversee a diverse multi-billion dollar portfolio of investments, real estate, sports teams, entertainment and charitable projects. Ms. Patton is also President of Vulcan Productions, an independent feature film and documentary production company, Vice Chair of First & Goal, Inc., which developed and operates the Seattle Seahawks NFL stadium, and serves as Executive Director of the six Paul G. Allen Foundations. Ms. Patton is a co-founder of the Experience Music Project museum, as well as the Science Fiction Museum and Hall of Fame. Ms. Patton is the sister of Mr. Allen.

      John H. Tory, 50, has been a director of Charter since December 2001. Mr. Tory served as the Chief Executive Officer of Rogers Cable Inc., Canada’s largest broadband cable operator, from 1999 until 2003. From 1995 to 1999 Mr. Tory was President and Chief Executive Officer of Rogers Media Inc., a broadcasting and publishing company. Prior to joining Rogers, Mr. Tory was a Managing Partner and member of the executive committee at Tory Tory DesLauriers & Binnington, one of Canada’s largest law firms. Mr. Tory serves on the Board of Directors of a number of Canadian companies, including Cara Operations Limited. Mr. Tory was educated at University of Toronto Schools, Trinity College (University of Toronto) and Osgoode Hall Law School.

      Larry W. Wangberg, 62, has been a director of Charter since January 2002. From August 1997 to May 2004, Mr. Wangberg was a director of TechTV L.L.C., a cable television network controlled by Paul Allen. He also served as its Chairman and Chief Executive Officer from August 1997 through July 2002. In May 2004, TechTV was sold to an unrelated third party. Prior to joining TechTV L.L.C., Mr. Wangberg was Chairman and Chief Executive Officer of StarSight Telecast Inc., an interactive navigation and program guide company, which later merged with Gemstar International, from 1994 to 1997. Mr. Wangberg was Chairman and Chief Executive Officer of Times Mirror Cable Television and Senior Vice President of its corporate parent, Times Mirror Co., from 1983 to 1994. He currently serves on the boards of Autodesk Inc., and ADC Telecommunications. Mr. Wangberg holds a bachelor’s degree in Mechanical Engineering and a master’s degree in Industrial Engineering, both from the University of Minnesota.

Director Compensation

      Each non-employee member of Charter’s Board receives an annual retainer of $40,000 in cash plus restricted stock, vesting one year after the date of grant, with a value on the date of grant of $50,000. In addition, Charter’s Audit Committee chair receives $25,000 per year, and the chair of each other committee receives $10,000 per year. All committee members also receive $1,000 for attendance at each committee meeting. Each director of Charter is entitled to reimbursement for costs incurred in connection with attendance at board and committee meetings. Mr. May and Ms. Patton do not receive additional compensation for serving as directors of CCO Holdings.

      Directors who were not employees did not receive additional compensation in 2003 or 2004. Mr. Vogel, who was President and Chief Executive Officer in 2004, was the only director who was also an employee during 2004.

      Charter’s Bylaws provide that all directors are entitled to indemnification to the maximum extent permitted by law from and against any claims, damages, liabilities, losses, costs or expenses incurred in connection with or arising out of the performance by them of their duties for Charter or its subsidiaries.

Executive Officers

      The following persons are executive officers of Charter and other than Mr. Allen, also hold similar positions with Charter Holdco, Charter Holdings, CCO Holdings and CCO Holdings Capital:

Executive Officers	Position

Paul G. Allen	Chairman of the Board of Directors
Robert P. May	Interim President and Chief Executive Officer
Derek Chang	Executive Vice President of Finance and Strategy and interim co-Chief Financial Officer
Thomas A. Cullen	Executive Vice President of Advanced Services and Business Development
Wayne H. Davis	Executive Vice President and Chief Technical Officer
Michael J. Lovett	Executive Vice President, Operations and Customer Care
Paul E. Martin	Senior Vice President, Principal Accounting Officer and interim co-Chief Financial Officer
Curtis S. Shaw	Executive Vice President, General Counsel and Secretary

      Information regarding our executive officers who do not serve as directors is set forth below.

      Derek Chang, 36, Executive Vice President of Finance and Strategy and interim co-Chief Financial Officer. Mr. Chang joined Charter in December 2003 as Executive Vice President of Finance and Strategy and was appointed interim co-Chief Financial Officer in August 2004. Prior to joining us, Mr. Chang was Executive Vice President of the Yankees Entertainment and Sports (YES) Network, a regional sports programming network in New York where he headed corporate development and financing activities from the company’s inception in 2001 until January 2003. Prior to joining YES, he was the Chief Financial Officer and Co-Chief Operating Officer of GlobalCenter, the web hosting subsidiary of Global Crossing. Mr. Chang worked for TCI Communications/ AT&T Broadband in Denver from 1997 to 2000, ultimately as Executive Vice President of Corporate Development, where he directed mergers and acquisitions activities and managed a multi-billion dollar portfolio of cable joint ventures. He was with InterMedia Partners in San Francisco from 1994 to 1997 where he held a number of positions and was ultimately Treasurer. Mr. Chang received a B.A. degree from Yale University and an M.B.A. from the Stanford University Graduate School of Business.

      Thomas A. Cullen, 45, Executive Vice President of Advanced Services and Business Development. Mr. Cullen joined Charter as Senior Vice President of Advanced Services and Business Development in August 2003 and was promoted to Executive Vice President in August 2004. From January 2001 to October 2002, Mr. Cullen was General Partner of Lone Tree Capital, a private equity partnership focused on investment opportunities in the technology and communications sector. From March 1997 to June 2000, Mr. Cullen was President of MediaOne Ventures. Prior to that, Mr. Cullen served in several capacities with MediaOne Internet Services including Vice President from April 1998 to June 2000 and Vice President of Business Development from September 1995 to March 1997. Mr. Cullen is a member of the Colorado State University Global Leadership Council. He is also a member of the board of directors of the Cable & Telecommunications Association for Marketing (CTAM). Mr. Cullen is a graduate of Northern Arizona University with a B.S. degree in Business Administration. He earned a Master of Business Administration from the University of Colorado.

      Wayne H. Davis, 50, Executive Vice President and Chief Technical Officer. Prior to his current position, Mr. Davis served as Senior Vice President, Engineering and Technical Operations, and as Assistant to the President/ Vice President of Management Services, prior to that, he was Vice President of Engineering/ Operations for our National Region from December 2001. Before joining Charter, Mr. Davis held the position of Vice President of Engineering for Comcast Corporation, Inc. Prior to that, he held various engineering positions including Vice President of Engineering for Jones Intercable Inc. He began his career in the cable industry in 1980. He attended the State University of New York at Albany. Mr. Davis serves as an advisory board member of Cedar Point Communications, and as a board member of @Security Broadband Corp., a company in which Charter owns an equity investment interest. Mr. Davis is also a member of the Society of Cable Telecommunications Engineers.

      Michael J. Lovett, 43, Executive Vice President, Operations and Customer Care. Mr. Lovett was promoted to his current position in September 2004. Prior to that he served as Senior Vice President, Midwest Division Operations and as Senior Vice President of Operations Support, since joining Charter in August 2003. Mr. Lovett was Chief Operating Officer of Voyant Technologies, Inc., a voice conferencing hardware/ software solutions provider, from December 2001 to August 2003. From November 2000 to December 2001, he was Executive Vice President of Operations for OneSource, Inc., a startup delivering management/ monitoring of firewalls and virtual private networks. Prior to that, Mr. Lovett was Regional Vice President at AT&T from June 1999 to November 2000 where he was responsible for operations. Mr. Lovett was Senior Vice President at Jones Intercable from October 1989 to June 1999 where he was responsible for operations in nine states. Mr. Lovett began his career in cable television at Centel Corporation where he held a number of positions.

      Paul E. Martin, 44, Senior Vice President, Interim Co-Chief Financial Officer and Principal Accounting Officer. Mr. Martin has been employed by Charter since March 2000, when he joined Charter as Vice President and Corporate Controller. In April 2002, Mr. Martin was promoted to Senior Vice President and Principal Accounting Officer and in August 2004 was named interim co-Chief Financial Officer. Prior to joining us in March 2000, Mr. Martin was Vice President and Controller for Operations and Logistics for Fort James Corporation, a manufacturer of paper products. From 1995 to February 1999, Mr. Martin was Chief Financial Officer of Rawlings Sporting Goods Company, Inc. Mr. Martin received a B.S. degree with honors in Accounting from the University of Missouri — St. Louis.

      Curtis S. Shaw, 56, Executive Vice President, General Counsel and Secretary. Mr. Shaw was promoted to Executive Vice President in October 2003. Prior to joining Charter Investment as Senior Vice President, General Counsel and Secretary in 1997, Mr. Shaw served as corporate counsel to NYNEX from 1988 through 1996. Since 1973, Mr. Shaw has practiced as a corporate lawyer, specializing in mergers and acquisitions, joint ventures, public offerings, financings, and federal securities and antitrust law. Mr. Shaw received a B.A. degree with honors in Economics from Trinity College and a J.D. degree from Columbia University School of Law.

Compensation Committee Interlocks and Insider Participation

      Until April 27, 2004, when Mr. Savoy resigned from Charter’s board of directors, Charter’s Compensation Committee was comprised of Messrs. Allen, Savoy and Nathanson. In 2004, Nancy Peretsman and David Merritt served as the Option Plan Committee that administered the 1999 Charter Communications Option Plan and the Charter Communications, Inc. 2001 Stock Incentive Plan until Mr. Lillis replaced Ms. Peretsman on the Option Plan Committee in July 2004.

      No member of Charter’s Compensation Committee or its Option Plan Committee was an officer or employee of Charter or any of its subsidiaries during 2004, except for Mr. Allen who served as a non-employee chairman of the Compensation Committee. Also, Mr. Nathanson was an officer of certain of our subsidiaries prior to their acquisition by Charter in 1999 and held the title of Vice Chairman of Charter’s Board of Directors, a non-executive, non-salaried position, in 2004. Mr. Allen is the 100% owner and a director of Vulcan Inc. and certain of its affiliates, which employed Mr. Savoy, one of our directors until April 27, 2004, as an executive officer in the past. Mr. Allen also was a director of and indirectly owned 98% of TechTV, of which Mr. Wangberg, one of Charter’s directors, was a director until the sale of TechTV to an unrelated third party in May 2004. Transactions between Charter and members of the Compensation Committee are more fully described in “— Director Compensation” and in “Certain Relationships and Related Transactions — Other Miscellaneous Relationships.”

      During 2004, (1) none of Charter’s executive officers served on the compensation committee of any other company that has an executive officer currently serving on Charter’s board of directors, Compensation Committee or Option Plan Committee and (2) except for Carl Vogel who served as a director of Digeo, Inc., an entity of which Paul Allen is a director and by virtue of his position as Chairman of the board of directors of Digeo, Inc. is also a non-employee executive officer, none of Charter’s executive officers served as a director of another entity, one of whose executive officers served on Charter’s Compensation Committee or Option Plan Committee.

Executive Compensation

  Summary Compensation Table

      Charter is CCO Holding’s sole manager. The following table sets forth information regarding the compensation to those executive officers of Charter listed below for services rendered for the fiscal years ended December 31, 2002, 2003 and 2004. These officers consist of the Chief Executive Officer, each of the other four most highly compensated executive officers as of December 31, 2004, and one other highly compensated executive officer who served during 2004 but was not an executive officer on December 31, 2004. Pursuant to a mutual services agreement, each of Charter and Charter Holdco provides its personnel and provides services to the other, including the knowledge and expertise of their respective officers, that are reasonably requested to manage Charter Holdco, CCH II, CCO Holdings and the cable systems owned by their subsidiaries. See “Certain Relationships and Related Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

							Long-Term
							Compensation Award
		Annual Compensation
							Restricted		Securities
	Year				Other Annual		Stock		Underlying	All Other
Name and Principal	Ended				Compensation		Awards		Options	Compensation
Position	Dec. 31	Salary ($)	Bonus ($)(1)		($)		($)		(#)	($)(2)

Carl E. Vogel(3)	2004	1,038,462	500,000		—		2,924,000	(15)	580,000	42,426	(18)
Former President and Chief	2003	1,000,000	150,000		30,345	(12)	—		750,000	12,639	(18)
Executive Officer	2002	980,769	330,000	(8)	214,961	(12)	—		1,000,000	10,255	(18)
Margaret A. Bellville(4)	2004	478,366	—		28,309	(13)	—		200,000	204,407	(19)
Former Executive Vice	2003	581,730	203,125		30,810	(13)	—		—	109,139	(19)
President, Chief Operating	2002	9,615	150,000	(9)	—		—		500,000	—
Officer
Derek Chang(5)	2004	448,077	—		7,255	(14)	—		135,000	5,510
Executive Vice President of	2003	15,385	—		—		192,000	(16)	350,000	—
Finance and Strategy, Interim Co-Chief Financial Officer
Steven A. Schumm	2004	467,308	—		—		467,702	(17)	135,000	12,360	(20)
Former Executive Vice	2003	448,077	45,000		—		—		250,000	9,889
President and Chief	2002	436,058	588,000	(10)	—		—		300,000	5,255
Administrative Officer
Curtis S. Shaw(6)	2004	422,115	—		—		—		135,000	12,592	(21)
Executive Vice President,	2003	275,782	37,500		—		—		250,000	9,411	(21)
General Counsel and Secretary	2002	249,711	281,500	(11)	—		—		100,000	3,096
Michael J. Lovett(7)	2004	291,346	—		—		—		172,000	15,150	(22)
Executive Vice President,	2003	81,731	60,000		—		—		100,000	2,400	(22)
Operations and Customer Care

(1)	Generally, bonus amounts for 2004 have not yet been determined by Charter’s Board of Directors. Bonus shown for Mr. Vogel for 2004 was a mid-year discretionary bonus. Includes senior management bonuses for 2003 under the 2003 senior management incentive plan. Mr. Vogel’s and Ms. Bellville’s 2002 and 2003 bonuses were determined in accordance with the terms of their respective employment agreements. Also, where indicated in the footnotes below, the bonuses for 2002 include “stay” bonuses in the form of principal and interest forgiven under the employee’s promissory note. In 2002, all the remaining principal and accrued interest on these notes was forgiven as provided by the terms of the notes, so that at December 31, 2002, these notes were no longer outstanding.

(2)	Except as noted in notes 18, through 22 below, respectively, these amounts consist of matching contributions under Charter’s 401(k) plan. The 2002 amounts also include premiums for supplemental life insurance available to executives, and the 2003 amounts include long-term disability available to executives.

(3)	Mr. Vogel resigned from all of his positions with Charter and its subsidiaries on January 17, 2005.

(4)	Ms. Bellville became the Chief Operating Officer of Charter in December 2002 and terminated her employment, effective September 30, 2004.

(5)	Mr. Chang was hired as Executive Vice President of Finance and Strategy in December 2003, and was appointed Interim Co-Chief Financial Officer in August 2004.

(6)	Mr. Shaw was promoted to Executive Vice President in October 2003.

(7)	Mr. Lovett joined Charter in August 2003 and was promoted to his current position in September 2004.

(8)	Includes $330,000 awarded as a bonus for services performed in 2002.

(9)	Includes a one-time signing bonus of $150,000 pursuant to an employment agreement.

(10)	Includes a “stay” bonus representing the principal and interest forgiven under employee’s promissory note, amounting to $363,000 for 2002; and $225,000 awarded as a bonus for services performed in 2002.

(11)	Includes a “stay” bonus representing the principal and interest forgiven under employee’s promissory note, amounting to $181,500 for 2002; and $100,000 awarded as a bonus for services performed in 2002.

(12)	Amount attributed to personal use of the corporate airplane in 2003 and $100,000 attributed to personal use and commuting in the corporate airplane in 2002 and $114,961 for purchase of a car in 2002.

(13)	Includes (i) for 2004, reimbursement for taxes (on a “grossed up” basis) paid in respect of prior reimbursements for relocation expenses, and (ii) for $26,010 attributed to personal use of the corporate airplane and $4,800 for car allowance.

(14)	Includes reimbursement for taxes (on a “grossed up” basis) paid in respect of prior reimbursements for relocation expenses.

(15)	These restricted shares were issued in exchange for stock options held by the named officer pursuant to the February 2004 option exchange program described below. One half of these restricted shares constitute performance units granted under Charter’s Long-Term Incentive Program and will vest on the third anniversary of the grant date only if Charter meets certain performance criteria. The other half vest over three years in equal one-third installments. At December 31, 2004, the value of all of the named officer’s unvested restricted stock holdings (including performance units) was $1,548,868, based on a per share market value (closing sale price) of $2.24 for Charter’s Class A common stock on December 31, 2004.

(16)	These restricted shares vest over three years in equal one-third installments. At December 31, 2004, the value of all of the named officer’s unvested restricted stock holdings was $84,000 based on a per share market value (closing sale price) of $2.24 for Charter’s Class A common stock on December 31, 2004.

(17)	These restricted shares were issued in exchange for stock options held by the named officer pursuant to the February 2004 option exchange program described below. One half of these restricted shares constitute performance units granted under our Long-Term Incentive Program and will vest on the third anniversary of the grant date only if Charter meets certain performance criteria. The other half vest over three years in equal one-third installments. At December 31, 2004, the value of all of the named officer’s vested restricted stock holdings (including performance units) was $243,640, based on a per share market value (closing sale price) of $2.24 for Charter’s Class A common stock on December 31, 2004.

(18)	Includes (i) for 2004, $28,977 attributed to personal use of the corporate airplane, $10,000 as reimbursement for tax advisory services, $2,639 paid as premium for long-term disability available for executives and $810 for group term life insurance premiums; (ii) for 2003, $2,639 paid as premium for long-term disability available for executives and $10,000 as reimbursement for tax advisory services; and (iii) for 2002, $255 paid as premiums for supplemental life insurance available for executives and $10,000 as reimbursement for tax advisory services.

(19)	Includes (i) for 2004, $183,899 for severance and accrued vacation at termination of employment, $10,299 for COBRA payments following termination, $4,650 for automobile allowance, $2,831 attributed to personal use of the corporate airplane, $2,418 paid as premium for long-term disability available for executives and $311 for group term life insurance premiums; and (ii) for 2003, $2,955 paid as premium for long-term disability insurance available to executives, $5,000 as reimbursement for tax advisory services, $7,500 for legal services and $93,684 paid in relation to relocation expenses.

(20)	Includes, for 2004, $4,945 paid as premium for long-term disability available for executives and $1,242 for group term life insurance premiums.

(21)	Includes (i) for 2004, $3,770 paid as premium for long-term disability available for executives and $2,322 for group term life insurance premiums, and (ii) for 2003, $2,287 attributed to personal use of the corporate airplane.

(22)	Includes, (i) for 2004, $7,200 for automobile allowance, $1,437 paid as premium for long-term disability available for executives, $960 for group term life insurance premiums and $597 attributed to personal use of the corporation aircraft and (ii) for 2003, $2,400 for automobile allowance.

2004 Option Grants

      The following table shows individual grants of options made to individuals named in the Summary Compensation Table during 2004. All such grants were made under the 2001 Stock Incentive Plan and the exercise price was based upon the fair market value of the Charter Class A common stock on the respective grant dates.

					Potential Realizable
					Value at Assumed Annual
	Number of	% of Total			Rate of Stock Price
	Securities	Options			Appreciation
	Underlying	Granted to			For Option Term(2)
	Options	Employees	Exercise	Expiration
Name	Granted (#)(1)	In 2004	Price ($/Sh)	Date	5% ($)	10% ($)

Carl E. Vogel(3)	580,000	6.17%	$5.17	1/27/14	1,885,803	4,778,996
Margaret A. Bellville(4)	200,000	2.13%	5.17	1/27/14	650,277	1,647,930
Derek Chang	135,000	1.44%	5.17	1/27/14	438,937	1,112,353
Steven A. Schumm(5)	135,000	1.44%	5.17	1/27/14	438,937	1,112,353
Curtis S. Shaw	135,000	1.44%	5.17	1/27/14	438,937	1,112,353
Michael J. Lovett	77,500	0.82%	5.17	1/27/14	251,982	638,573
	12,500	0.13%	4.555	4/27/14	35,808	90,744
	82,000	0.87%	2.865	10/26/14	147,746	374,418

(1)	Options are transferable under limited conditions, primarily to accommodate estate planning purposes. These options generally vest in four equal installments commencing on the first anniversary following the grant date.

(2)	This column shows the hypothetical gains on the options granted based on assumed annual compound price appreciation of 5% and 10% from the date of grant over the full ten-year term of the options. The assumed rates of 5% and 10% appreciation are mandated by the SEC and do not represent our estimate or projection of future prices.

(3)	Mr. Vogel’s employment terminated on January 17, 2005.

(4)	Ms. Bellville’s employment terminated on September 30, 2004. Under the terms of the separation agreement, her options will continue to vest until December 31, 2005, and all vested options are exercisable until sixty (60) days thereafter.

(5)	Mr. Schumm’s employment terminated on January 28, 2005.

  2004 Aggregated Option Exercises and Option Value

      The following table sets forth, for the individuals named in the Summary Compensation Table, (i) information concerning options exercised during 2004, (ii) the number of shares of our Class A common stock underlying unexercised options at year-end 2004, and (iii) the value of unexercised “in-the-money” options (i.e., the positive spread between the exercise price of outstanding options and the market value of Charter’s Class A common stock) on December 31, 2004.

			Number of Securities
			Underlying Unexercised		Value of Unexercised In-the-
			Options at December 31,		Money Options at
	Shares		2004 (#)(1)		December 31, 2004 ($)(2)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Carl E. Vogel	—	—	2,499,999	3,230,001	—	—
Margaret A. Bellville	—	—	385,416	314,584	254,375	75,625
Derek Chang	—	—	87,500	397,500	—	—
Steven A. Schumm	—	—	182,500	502,500	—	—
Curtis S. Shaw	—	—	438,833	420,167	—	—
Michael J. Lovett	—	—	25,000	247,000	—	—

(1)	Options granted prior to 2001 and under the 1999 Charter Communications Option Plan, when vested, are exercisable for membership units of Charter Holdco which are immediately exchanged on a one-for-one basis for shares of Charter’s Class A common stock upon exercise of the option. Options granted under the 2001 Stock Incentive Plan and after 2000 are exercisable for shares of Charter’s Class A common stock.

(2)	Based on a per share market value (closing price) of $2.24 as of December 31, 2004 for Charter’s Class A common stock.

  Option/ Stock Incentive Plans

      The Plans. Charter has granted stock options, restricted stock and other incentive compensation pursuant to two plans — the 1999 Charter Communications Option Plan and the 2001 Stock Incentive Plan. The 1999 Charter Communications Option Plan provided for the grant of options to purchase membership units in Charter Holdco to current and prospective employees and consultants of Charter Holdco and its affiliates and to Charter’s current and prospective non-employee directors. Membership units received upon exercise of any options are immediately exchanged for shares of Charter’s Class A common stock on a one-for-one basis.

      The 2001 Stock Incentive Plan provides for the grant of non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and/or shares of restricted stock (not to exceed 3,000,000 shares) as each term is defined in the 2001 Stock Incentive Plan. Employees, officers, consultants and directors of Charter and its subsidiaries and affiliates are eligible to receive grants under the 2001 Stock Incentive Plan. Generally, options expire 10 years from the grant date. Unless sooner terminated by Charter’s board of directors, the 2001 Stock Incentive Plan will terminate on February 12, 2011, and no option or award can be granted thereafter.

      Together, the plans allow for the issuance of up to a total of 90,000,000 shares of Charter’s Class A common stock (or units exchangeable for Charter’s Class A common stock). Any shares covered by options that are terminated under the 1999 Charter Communications Option Plan will be transferred to the 2001 Stock Incentive Plan, and no new options will be granted under the 1999 Charter Communications Option Plan. At December 31, 2004, 1,004,848 shares had been issued under the plans upon exercise of options, 187,699 had been issued upon vesting of restricted stock granted under the plans, and 2,076,860 shares were subject to future vesting under restricted stock agreements. Of the remaining 86,730,593 shares covered by the plans, as of December 31, 2004, 24,834,513 were subject to outstanding options (31% of which were vested) and there were 6,889,600 performance units granted under Charter’s Long-Term Incentive Program as of December 31,

2004, which will vest on the third anniversary of the date of grant conditional upon Charter’s performance against certain financial targets approved by Charter’s Board of Directors at the time of the award. 54,996,480 shares remained available for future grants under the plans.

      In July 2003, Charter amended the plans to authorize the repricing of options, which could include reducing the exercise price per share of any outstanding option, permitting the cancellation, forfeiture or tender of outstanding options in exchange for other awards or for new options with a lower exercise price per share, or repricing or replacing any outstanding options by any other method.

      In January 2004, the Compensation Committee of Charter’s board of directors approved Charter’s Long-Term Incentive Program, or LTIP, which is a program administered under the 2001 Stock Incentive Plan. Employees of Charter and its subsidiaries whose pay classifications exceeded a certain level were eligible to receive stock options, and more senior level employees were eligible to receive stock options and performance shares. Under the LTIP, the stock options vest 25% on each of the first four anniversaries of the date of grant. The performance units vest on the third anniversary of the grant date and shares of Class A common stock are issued, conditional upon Charter’s performance against financial performance measures targets established by Charter’s management and approved by its board of directors as of the time of the award. No awards were made under the LTIP in 2003.

      The Option Plan Committee of Charter’s board of directors administers and authorizes grants and awards under the 2001 Stock Incentive Plan to any eligible individuals. The Option Plan Committee determines the terms of each stock option grant, restricted stock grant or other award at the time of grant, including the exercise price to be paid for the shares, the vesting schedule for each option, the price, if any, to be paid by the grantee for the restricted stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. The Option Plan Committee also has the power to accelerate the vesting of any grant or extend the term thereof.

      Upon a change of control of Charter, the Option Plan Committee can shorten the exercise period of any option, have the survivor or successor entity assume the options with appropriate adjustments, or cancel options and pay out in cash. If an optionee’s or grantee’s employment is terminated without “cause” or for “good reason” following a “change in control” (as those terms are defined in the plans), unless otherwise provided in an agreement, with respect to such optionee’s or grantee’s awards under the plans, all outstanding options will become immediately and fully exercisable, all outstanding stock appreciation rights will become immediately and fully exercisable, the restrictions on the outstanding restricted stock will lapse, and all of the outstanding performance shares will vest and the restrictions on all of the outstanding performance shares will lapse as if all performance objectives had been satisfied at the maximum level.

      February 2004 Option Exchange. In January 2004, Charter began an option exchange program in which Charter offered employees of Charter and its subsidiaries the right to exchange all stock options (vested and unvested) under the 1999 Charter Communications Option Plan and 2001 Stock Incentive Plan that had an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. Based on a sliding exchange ratio, which varied depending on the exercise price of an employee’s outstanding options, if exchange for tendered options, Charter issued to that employee shares of restricted stock in the exchange. If, based on the exchange ratios, an employee would have received 400 or fewer shares of restricted stock in exchange for tendered options, Charter instead paid to the employee cash in an amount equal to the number of shares the employee would have received multiplied by $5.00. The offer applied to options to purchase a total of 22,929,573 shares of Charter Class A common stock, or approximately 48% of our 47,882,365 total options (vested and unvested) issued and outstanding as of December 31, 2003. Participation by employees was voluntary. Those members of Charter’s board of directors who were not also employees of Charter or any of its subsidiaries were not eligible to participate in the exchange offer.

      In the closing of the exchange offer on February 20, 2004, Charter accepted for cancellation eligible options to purchase approximately 18,137,664 shares of Charter’s Class A common stock. In exchange, Charter granted approximately 1,966,686 shares of restricted stock, including 460,777 performance shares to eligible employees of the rank of senior vice president and above, and paid a total cash amount of approximately $4 million (which amount includes applicable withholding taxes) to those employees who received cash rather than shares of restricted stock. The restricted stock was granted on February 25, 2004. Employees tendered approximately 79% of the options eligible to be exchanged under the program.

      The cost to Charter of the stock option exchange program was approximately $12 million, with a 2004 cash compensation expense of approximately $4 million and a non-cash compensation expense of approximately $8 million to be expensed ratably over the three-year vesting period of the restricted stock issued in the exchange.

  Employment Arrangements

      Messrs. May and Chang serve pursuant to letter agreements described below. Also, of the individuals named in the Summary Compensation Table, Mr. Vogel and Ms. Bellville are no longer employees, but served during 2004 pursuant to employment agreements as described below.

      Charter entered into an agreement with Robert P. May, effective January 17, 2005, whereby Mr. May serves as Charter’s Interim President and Chief Executive Officer (the “May Executive Services Agreement”). Under the May Executive Services Agreement, Mr. May receives a $1,250,000 base fee per year. If Mr. May becomes Charter’s permanent President and Chief Executive Officer or is terminated without cause, Mr. May will be eligible to receive a one-time discretionary bonus up to 100% of the actual base fee paid to him for his interim service under the agreement, based on individual and company performance. Mr. May will continue to receive the compensation and reimbursement of expenses to which he is entitled in his capacity as a member of Charter’s Board of Directors. Mr. May may terminate the May Executive Services Agreement on thirty (30) days notice. Charter may terminate such agreement upon three (3) months notice, and Charter may elect at its discretion to pay Mr. May the base rate for such period in lieu of all or part of the notice. Subject to the approval of the Stock Option Committee, Mr. May will be granted options to purchase shares of Charter Class A common stock and/or receive a grant of restricted stock pursuant to the Charter Communications, Inc. 2001 Stock Incentive Plan, the number and terms of which will be determined as soon as practicable. Mr. May serves as an independent contractor and is not entitled to any vacation or eligible to participate in any employee benefit programs of Charter. Charter will reimburse Mr. May for reasonable transportation costs from Mr. May’s residence in Florida or other locations to Charter’s offices and will provide temporary living quarters or reimburse expenses related thereto.

      Mr. Chang is employed under the terms contained in an offer letter effective December 2, 2003 providing for an annual base salary of $400,000 (which has been increased to $450,000 per year) and eligibility for an annual incentive target of 100% of the base salary (based on a combination of personal performance goals and overall company performance). Mr. Chang is also eligible to participate in our 2001 Stock Incentive Plan. Under this plan, Mr. Chang was granted 350,000 options to purchase Class A common stock and 50,000 restricted shares on December 9, 2003. Mr. Chang is also entitled to participate in our LTIP. Mr. Chang’s agreement provides that one-half of each of his unvested restricted shares would immediately vest, and one-half of his unvested options of the initial option grant would vest if he is terminated without cause or if he elects to terminate his employment due to (1) a change in Charter’s current Chief Executive Officer, (2) a change in reporting relationship to anyone other than the Chief Executive Officer, (3) a requirement that the employee relocate, or (4) a change of control of Charter, if terminated without cause. In addition, Mr. Chang would be entitled to eighteen months of full severance benefits at his current compensation rate, plus the pro rata portion of his bonus amounts within thirty days after termination because of any of these events. In light of Mr. Vogel’s resignation, Charter and Mr. Chang have agreed that he will have until April 15, 2005 to exercise his right to terminate his employment and receive the foregoing vesting, severance and other benefits.

      Mr. Vogel was employed as President and Chief Executive Officer, earning a base annual salary of $1,000,000 and was eligible to receive an annual bonus of up to $500,000, a portion of which was based on personal performance goals and a portion of which was based on company performance measured against criteria established by the board of directors of Charter with Mr. Vogel. Pursuant to his employment agreement, Mr. Vogel was granted 3,400,000 options to purchase Charter Class A common stock and

50,000 shares of restricted stock under Charter’s 2001 Stock Incentive Plan. In the February 2004 option exchange Mr. Vogel exchanged his 3,400,000 options for 340,000 shares of restricted stock and 340,000 performance shares. Mr. Vogel’s initial 50,000 restricted shares vested 25% on the grant date, with the remainder vesting in 36 equal monthly installments beginning December 2002. The 340,000 shares of restricted stock vest over a three-year period, with one-third of the shares vesting on each of the first three anniversaries of the grant date. The 340,000 performance shares vest at the end of a three-year period if certain financial criteria are met. Mr. Vogel’s agreement provided that, if Mr. Vogel is terminated without cause or if Mr. Vogel terminated the agreement for good reason, he is entitled to his aggregate base salary due during the remainder of the term and full prorated benefits and bonus for the year in which termination occurs. Mr. Vogel’s agreement includes a covenant not to compete for the balance of the initial term or any renewal term, but no more than one year in the event of termination without cause or by Mr. Vogel with good reason. Mr. Vogel’s agreement entitled him to participate in any disability insurance, pensions or other benefit plans afforded to employees generally or to executives of Charter, including Charter’s LTIP. Charter agreed to reimburse Mr. Vogel annually for the cost of term life insurance in the amount of $5 million, although he declined this reimbursement in 2002 and 2003. Mr. Vogel was entitled to reimbursement of fees and dues for his membership in a country club of his choice, which he declined in 2002 and 2003, and reimbursement for up to $10,000 per year for tax, legal and financial planning services. His agreement also provided for a car and associated expenses for Mr. Vogel’s use. Mr. Vogel’s agreement provided for automatic one-year renewals and also provided that Charter will cause him to be elected to its board of directors without any additional compensation.

      Ms. Bellville was employed as Executive Vice President, Chief Operating Officer. Until her resignation in September 2004, she was employed under an employment agreement entered into as of April 27, 2003, that would have terminated on September 1, 2007. Her annual base salary was $625,000 and she was eligible to receive an annual bonus in an amount to be determined by Charter’s board of directors, with a contractual minimum for 2003 of $203,125. Commencing in 2004, Ms. Bellville would have been eligible to receive a target annual bonus equal to 100% of her base salary for the applicable year at the discretion of Charter’s board of directors, 50% to be based on personal performance goals and 50% to be based on overall company performance. Under a prior offer letter dated December 3, 2002, Ms. Bellville was granted 500,000 options to purchase shares of Charter’s Class A common stock, which vested 25% on the date of the grant (December 9, 2002), with the balance to vest in 36 equal installments commencing January 2003. Ms. Bellville’s employment agreement provided that if she was terminated without cause or if she terminated the agreement for good reason (including due to a change in control or if Ms. Bellville was required to report, directly or indirectly, to persons other than the Chief Executive Officer), Charter would pay Ms. Bellville an amount equal to the aggregate base salary due to Ms. Bellville during the remainder of the term, or renewal term and a full prorated bonus for the year in which the termination occurs, within thirty days of termination. Ms. Bellville’s agreement included a covenant not to compete for the balance of the initial term or any renewal term, but no more than one year, in the event of termination without cause or by her with good reason. Her agreement further provided that she was entitled to participate in any disability insurance, pension or other benefit plan afforded to employees generally or to executives of Charter, including Charter’s LTIP. Ms. Bellville was entitled to a monthly car allowance and reimbursement for all business expenses associated with the use of such car. Ms. Bellville’s agreement provided that she was entitled to the reimbursement of dues for her membership in a country club of her choice, and reimbursement for up to $5,000 per year for tax, legal and financial planning services. Her base salary may have been increased at the discretion of Charter’s board of directors. Ms. Bellville’s agreement provided for automatic one-year renewals.

      On September 16, 2004, Charter entered into an agreement with Ms. Bellville governing the terms and conditions of her resignation as an officer and employee of Charter. Under the terms of this agreement, Ms. Bellville will have the right to receive 65 weeks of base pay based on an annual base of $625,000, plus usual compensation for all accrued vacation and other leave time. Her options to purchase 700,000 shares of Charter’s Class A common stock will continue to vest during the salary continuation period. Ms. Bellville will have 60 days after the expiration of the salary continuation period to exercise any outstanding vested options at the applicable exercise prices established at each grant date. To date,

Ms. Bellville has exercised her options to purchase 350,000 shares. Ms. Bellville is entitled to receive relocation benefits under Charter’s current relocation policy with respect to a move to a specified geographic area and will be provided outplacement assistance for 6 months following the date of her separation from Charter. Her resignation was effective September 30, 2004. The agreement provided that the previously existing employment agreement would terminate, except for certain ongoing obligations on Ms. Bellville’s part concerning confidentiality, non-solicitation and non-disparagement. The contractual restriction on her ability to solicit current Charter employees does not apply to persons who, at the time of solicitation, have not worked for Charter in the prior 6 months and are not receiving severance from Charter. In addition, the non-competition provisions of her employment agreement were waived. Under the agreement, Ms. Bellville waived a right to any bonus or incentive plan and released Charter from any claims arising out of or based upon any facts occurring prior to the date of the agreement, but Charter will continue to provide Ms. Bellville certain indemnification rights for that period.

      In addition to the indemnification provisions which apply to all employees under Charter’s bylaws, Mr. Vogel’s and Ms. Bellville’s agreements provide that Charter will indemnify and hold harmless each employee to the maximum extent permitted by law from and against any claims, damages, liabilities, losses, costs or expenses in connection with or arising out of the performance by the applicable employee of his or her duties. Each of the above agreements also contains confidentiality and non-solicitation provisions.

      Effective January 28, 2005, Charter eliminated the position of Chief Administrative Officer, resulting in the termination of employment of Steven A. Schumm, Executive Vice President and Chief Administrative Officer from Charter and each of Charter’s subsidiaries for which Mr. Schumm served as an officer. Pursuant to a Separation Agreement executed on February 8, 2005, Charter will continue to pay Mr. Schumm’s base salary for 65 weeks at an annual rate of $450,000, and Mr. Schumm will be paid a bonus of $15,815 pursuant to Charter’s 2004 Executive Bonus Plan at such time as other participants in the plan receive their bonuses. Mr. Schumm’s stock options will continue to vest during the 65 week severance period, and he will have 60 days thereafter to exercise any vested options.

      Charter has established separation guidelines which generally apply to all employees in situations where management determines that an employee is entitled to severance benefits. Severance benefits are granted solely in management’s discretion and are not an employee entitlement or guaranteed benefit. The guidelines provide that persons employed at the level of Senior Vice President may be eligible to receive between six and fifteen months of severance benefits and persons employed at the level of Executive Vice President may be eligible to receive between nine and eighteen months of severance benefits in the event of separation under certain circumstances generally including the elimination of a position, work unit or general staff reduction. Separation benefits are contingent upon the signing of a separation agreement containing certain provisions including a release of all claims against Charter. Severance amounts paid under these guidelines are distinct and separate from any one-time, special or enhanced severance programs that may be approved by Charter from time to time.

  Limitation of Directors’ Liability and Indemnification Matters

      Charter’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. The Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director for monetary damages for breach of fiduciary duty as a director, except for liability for:

(1) any breach of the director’s duty of loyalty to the corporation and its stockholders;

(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3) unlawful payments of dividends or unlawful stock purchases or redemptions; or

(4) any transaction from which the director derived an improper personal benefit.

      Charter’s bylaws provide that we will indemnify all persons whom we may indemnify pursuant thereto to the fullest extent permitted by law.

      The limited liability company agreement of CCO Holdings and the bylaws of CCO Holdings Capital may require CCO Holdings and CCO Holdings Capital, respectively to indemnify Charter and the individual named defendants in connection with the matters set forth in “Business — Legal Proceedings.”

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Charter has reimbursed certain of its current and former directors, officers and employees in connection with their defense of certain legal actions. See “Certain Relationships and Related Transactions — Other Miscellaneous Relationships — Indemnification Advances.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of Charter’s Class A common stock as of December 31, 2004 by:

•	each person currently serving as a director of CCO Holdings or Charter;

•	the current chief executive officer and the other individuals named in the Summary Compensation Table;

•	all persons currently serving as directors and officers of CCO Holdings and Charter, as a group; and

•	each person known by Charter to own beneficially 5% or more of the outstanding Charter Class A common stock.

With respect to the percentage of voting power set forth in the following table:

•	each holder of Charter Class A common stock is entitled to one vote per share; and

•	each holder of Charter Class B common stock is entitled to (i) ten votes per share of Charter Class B common stock held by such holder and its affiliates and (ii) ten votes per share of Charter Class B Common Stock for which membership units in Charter Holdco held by such holder and its affiliates are exchangeable.

			Class A
			Shares
		Unvested	Receivable
		Restricted	on Exercise
	Number of	Class A	of Vested
	Class A Shares	Shares	Options or	Number of
	(Voting and	(Voting	Other	Class B
	Investment	Power	Convertible	Shares
Name and Address of Beneficial Owner	Power)(1)	Only)(2)	Securities(3)	Owned

Paul G. Allen(7)	29,126,463	15,823	10,000	50,000
Charter Investment, Inc.(8)
Vulcan Cable III Inc.(9)
Robert P. May(10)		19,685
John H. Tory	14,182	15,823	40,000
Marc B. Nathanson	399,882	15,823	50,000
Charles M. Lillis(11)	11,429	18,416
David C. Merritt	9,882	15,823
Jo Allen Patton(12)		10,977
W. Lance Conn(13)		19,231
Jonathan L. Dolgen(10)		19,685
Larry W. Wangberg	12,882	15,823	40,000
Derek Chang	22,500	37,500	121,250
Curtis S. Shaw	5,000		489,250
Michael J. Lovett	7,500	0	44,375
All current directors and executive officers as a group (16 persons)	29,615,970	229,823	1,100,953	50,000
Carl E. Vogel	89,583	690,417	847,917
Margaret A. Bellville(14)			95,833
Stephen A. Schumm(15)	12,440	108,768	234,378
Mark Cuban(16)	19,000,000
Wallace R. Weitz & Company(17)	26,000,000
UBS Americas Inc.(18)	19,520,000
Amaranth L.L.C.(19)			21,322,312

[Additional columns below]

[Continued from above table, first column(s) repeated]

Class B
Shares
Issuable
	upon		% of
	Exchange or	% of	Voting
	Conversion of	Equity	Power
Name and Address of Beneficial Owner	Units(4)	(4)(5)	(5)(6)

Paul G. Allen(7)	339,132,031	57.16%	92.53%
Charter Investment, Inc.(8)	222,818,858	42.19%	*
Vulcan Cable III Inc.(9)	116,313,173	27.59%	*
Robert P. May(10)		*	*
John H. Tory		*	*
Marc B. Nathanson		*	*
Charles M. Lillis(11)		*	*
David C. Merritt		*	*
Jo Allen Patton(12)		*	*
W. Lance Conn(13)		*	*
Jonathan L. Dolgen(10)		*	*
Larry W. Wangberg		*	*
Derek Chang
Curtis S. Shaw		*	*
Michael J. Lovett		*	*
All current directors and executive officers as a group (16 persons)	339,132,031	57.29%	92.55%
Carl E. Vogel		*	*
Margaret A. Bellville(14)		*	*
Stephen A. Schumm(15)		*	*
Mark Cuban(16)		6.22%	*
Wallace R. Weitz & Company(17)		8.52%	*
UBS Americas Inc.(18)		6.39%	*
Amaranth L.L.C.(19)		6.53%

*	Less than 1%.

(1)	Includes shares for which the named person has sole voting and investment power; or shared voting and investment power with a spouse. Does not include shares that may be acquired through exercise of options.

(2)	Includes unvested shares of restricted stock issued under the Charter Communications, Inc. 2001 Stock Incentive Plan (including those issued in the February 2004 option exchange for those eligible employees who elected to participate), as to which the applicable director or employee has sole voting power but not investment power.

(3)	Includes shares of Charter Class A common stock issuable upon exercise of options that have vested or will vest on or before March 1, 2005, under the 1999 Charter Communications Option Plan and the 2001 Stock Incentive Plan.

(4)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The beneficial owners at December 31, 2004 of Charter Class B common stock, Charter Holdco membership units and convertible senior notes of Charter are deemed to be beneficial owners of an equal number of shares of Charter Class A common stock because such holdings are either convertible into Charter Class A shares (in the case of Charter Class B shares and convertible senior notes of Charter) or exchangeable (directly or indirectly) for Charter Class A shares (in the case of the membership units) on a one-for-one basis. Unless otherwise noted, the named holders have sole investment and voting power with respect to the shares listed as beneficially owned. An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII, LLC membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

(5)	The calculation of this percentage assumes for each person that:

•	305,203,770 shares of Charter Class A common stock are issued and outstanding as of December 31, 2004;

•	50,000 shares of Charter Class B common stock held by Mr. Allen have been converted into shares of Charter Class A common stock;

•	the acquisition by such person of all shares of Charter Class A common stock that such person or affiliates of such person has the right to acquire upon exchange of membership units in subsidiaries or conversion of Series A Convertible Redeemable Preferred Stock or 5.75% or 4.75% convertible senior notes;

•	the acquisition by such person of all shares that may be acquired upon exercise of options to purchase shares or exchangeable membership units that have vested or will vest by March 1, 2005; and

•	that none of the other listed persons or entities has received any shares of Charter Class A common stock that are issuable to any of such persons pursuant to the exercise of options or otherwise.

A person is deemed to have the right to acquire shares of Charter Class A common stock with respect to options vested under the 1999 Charter Communications Option Plan. When vested, these options are exercisable for membership units of Charter Holdco, which are immediately exchanged on a one-for-one basis for shares of Charter Class A common stock. A person is also deemed to have the right to acquire shares of Charter Class A common stock issuable upon the exercise of vested options under the 2001 Stock Incentive Plan.

(6)	The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Charter Class B common stock held by Mr. Allen have not been converted into shares of Charter Class A common stock; that the membership units of Charter Holdco owned by each of Vulcan Cable III Inc. and Charter Investment, Inc. have not been exchanged for shares of Charter Class A common stock).

(7)	The total listed includes:

•	222,818,858 membership units in Charter Holdco held by Charter Investment, Inc.; and

•	116,313,173 membership units in Charter Holdco held by Vulcan Cable III Inc.

The listed total excludes 24,273,943 shares of Charter Class A common stock issuable upon exchange of units of Charter Holdco, which may be issuable to Charter Investment, Inc. (which is owned by Mr. Allen) as a consequence of the closing of his purchase of the membership interests in

CC VIII, LLC that were put to Mr. Allen and were purchased by him on June 6, 2003. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following the consummation of such put transaction. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

The address of this person is: 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(8)	Includes 222,818,858 membership units in Charter Holdco which are exchangeable for shares of Charter Class B common stock on a one-for-one basis, which are convertible to shares of Class A common stock on a one-for-one basis. The address of this person is Charter Plaza, 12405 Powerscourt Drive, St. Louis, MO 63131.

(9)	Includes 116,313,173 membership units in Charter Holdco which are exchangeable for shares of Charter Class B common stock on a one-for-one basis, which are convertible to shares of Class A common stock on a one-for-one basis. The address of this person is: 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(10)	Mr. May and Mr. Dolgen were elected to the Board of Directors of Charter on October 21, 2004 and were granted 19,685 shares on October 21, 2004 which will fully vest on October 21, 2005.

(11)	Mr. Lillis was granted 11,429 shares of restricted Class A common stock on October 3, 2003, which vested fully on October 3, 2004. He was granted 18,416 shares of restricted Class A common stock on October 3, 2004, which will vest fully on October 3, 2005.

(12)	Ms. Patton was appointed to the board of directors of Charter on April 27, 2004 and was granted 10,997 shares on that date which will vest fully on April 27, 2005.

(13)	Mr. Conn was elected to the Board of Directors of Charter on September 24, 2004 and was granted 19,231 shares on September 30, 2004, which will vest fully on September 30, 2005.

(14)	Ms. Bellville resigned from Charter effective September 30, 2004. Under the terms of her separation agreement, her options will continue to vest until December 31, 2005, and all vested options are exercisable until sixty (60) days thereafter.

(15)	Includes 1,000 shares for which Mr. Schumm has shared investment and voting power. Mr. Schumm’s employment terminated effective January 28, 2005. His stock options will continue to vest for 65 weeks thereafter, and he will have 60 days following that 65 week period thereafter to exercise any vested options.

(16)	The equity ownership reported in this table is based upon holder’s Schedule 13G filed with the SEC May 19, 2003. The address of this person is: 5424 Deloache, Dallas, Texas 75220.

(17)	The equity ownership reported in this table, for both the named holder and its president and primary owner, Wallace R. Weitz, is based upon holders’ Schedule 13G filed with the SEC on January 12, 2005, and reflects the holders’ ownership in its capacity as an investment advisor and not ownership for its own account. The address of this person is: 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124-6008.

(18)	The equity ownership reported in this table is based upon holder’s Schedule 13G filed with the SEC February 19, 2004. The address of this person is: 677 Washington Blvd., Stamford, Connecticut 06901. This person disclaims beneficial ownership of all of these shares. In addition, these shares include all of the shares described in footnote 18 above.

(19)	The equity ownership reported in this table is based upon holder’s Schedule 13G filed with the SEC February 2, 2005. The address of this person is: c/o Amaranth Advisors L.L.C., One American Lane, Greenwich, Connecticut, 06831.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The following sets forth certain transactions in which we are involved and in which the directors, executive officers and affiliates of Charter or us have or may have a material interest. The transactions fall generally into three broad categories:

•	Transactions in which Mr. Allen has an interest that arise directly out of Mr. Allen’s investment in Charter and Charter Holdco. A large number of the transactions described below arise out of Mr. Allen’s direct and indirect (through Charter Investment, Inc., or the Vulcan entities, each of which Mr. Allen controls) investment in Charter and its subsidiaries, as well as commitments made as consideration for the investments themselves.

•	Transactions with third party providers of products, services and content in which Mr. Allen has a material interest. Mr. Allen has numerous investments in the areas of technology and media. We have a number of commercial relationships with third parties in which Mr. Allen has an interest.

•	Other Miscellaneous Transactions. We have a limited number of transactions in which certain of the officers, directors and principal shareholders of Charter and its subsidiaries, other than Mr. Allen, have an interest.

      A number of our debt instruments and those of our subsidiaries require delivery of fairness opinions for transactions with Mr. Allen or his affiliates involving more than $50 million. Such fairness opinions have been obtained whenever required. All of our transactions with Mr. Allen or his affiliates have been considered for approval either by the board of directors of Charter or a committee of the board of directors and, in compliance with corporate governance requirements, all related party transactions are considered by Charter’s Audit Committee comprised entirely of independent directors. All of our transactions with Mr. Allen or his affiliates have been deemed by the board of directors or a committee of the board of directors to be in our best interest. Except where noted below, we do not believe that these transactions present any unusual risks for us that would not be present in any similar commercial transaction.

      The chart below summarizes certain information with respect to these transactions. Additional information regarding these transactions is provided following the chart.

Transaction	Interested Related Party	Description of Transaction

Intercompany Management Arrangements	Paul G. Allen	Subsidiaries of Charter Holdco paid Charter approximately $69 million, $79 million, $84 million and $65 million for management services rendered in 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively.
Mutual Services Agreement	Paul G. Allen	Charter paid Charter Holdco approximately $51 million, $70 million, $73 million and $54 million for services rendered in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively.
Management Agreement	Paul G. Allen	No fees were paid in 2001, 2002, 2003 or 2004, although total management fees payable to Charter Investment, Inc., exclusive of interest, were approximately $14 million at December 31, 2001 and 2002, 2003 and September 30, 2004.

Transaction	Interested Related Party	Description of Transaction

Tax Provisions of Charter Holdco’s Operating Agreement	Paul G. Allen	In 2001 and 2002, the operating agreement of Charter Holdco allocated certain of our tax losses to entities controlled by Paul Allen.
Channel Access Agreement	Paul G. Allen W. Lance Conn Jo Allen Patton	At Vulcan Ventures’ request, we will provide Vulcan Ventures with exclusive rights for carriage on eight of our digital cable channels as partial consideration for a prior capital contribution of $1.3 billion.
Equity Put Rights	Paul G. Allen	Certain sellers of cable systems that we acquired were granted, or previously had, the right, as described below, to put to Paul Allen equity in us (in the case of Rifkin and Falcon), Charter Holdco (in the case of Rifkin) and CC VIII, LLC (in the case of Bresnan) issued to such sellers in connection with such acquisitions.
Previous Funding Commitment of Vulcan Inc.	Paul G. Allen W. Lance Conn Jo Allen Patton	Pursuant to a commitment letter dated April 14, 2003, Vulcan Inc., which is an affiliate of Paul Allen, agreed to lend, under certain circumstances, or cause an affiliate to lend to Charter Holdings or any of its subsidiaries a total amount of up to $300 million, which amount includes a subfacility of up to $100 million for the issuance of letters of credit. In November 2003, the commitment was terminated. We incurred expenses to Vulcan Inc. totaling $5 million in connection with the commitment prior to termination.
High Speed Access Corp. Asset Purchase Agreement	Paul G. Allen W. Lance Conn Jo Allen Patton	In February 2002, our subsidiary purchased certain assets of High Speed Access for $78 million, plus the delivery of 37,000 shares of High Speed Access Series D preferred stock and certain warrants. In connection with the transaction, High Speed Access also purchased 38,000 shares of its Series D preferred stock from Vulcan Ventures for approximately $8 million, and all of Vulcan Ventures’ shares of High Speed Access common stock.

Transaction	Interested Related Party	Description of Transaction

High Speed Access Corp.	Paul G. Allen	In January 2002, we granted to High Speed Access a royalty free right to use intellectual property purchased by Charter Communications Holding Company, LLC, received approximately $4 million in management fees and approximately $17 million in revenues and paid approximately $2 million under agreements that have terminated.
TechTV Carriage Agreement	Paul G. Allen W. Lance Conn Jo Allen Patton William D. Savoy Larry W. Wangberg	We recorded approximately $9 million, $4 million, $1 million and $5 million from TechTV under the Carriage Agreement in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively, related to launch incentives as a reduction of programming expense. We paid TechTV approximately $0, $0.2 million, $80,600 and $1 million in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively.
Oxygen Media Corporation Carriage Agreement	Paul G. Allen W. Lance Conn Jo Allen Patton	We paid Oxygen Media approximately $3 million, $6 million, $9 million and $10 million under a carriage agreement in exchange for programming in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively.
We recorded approximately $2 million, $1 million and $1 million in 2002, 2003 and the nine months ended September 30, 2004, respectively, from Oxygen Media related to launch incentives as a reduction of programming expense.
We held warrants to purchase 2.4 million shares of Oxygen Media common stock which expired on February 2, 2005 and have the right to receive 1 million shares of Oxygen Preferred Stock to be issued on or prior to February 1, 2005 with a liquidation preference of $33.10 per share. We expect Oxygen Media to deliver these shares by February 15, 2005. We recognized approximately $3 million, $6 million, $9 million and $10 million as a reduction of programming expense in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively, in recognition of the guaranteed value of the investment.

Transaction	Interested Related Party	Description of Transaction

Portland Trail Blazers Carriage Agreement	Paul G. Allen	We paid approximately $1 million for rights to carry the cable broadcast of certain Trail Blazers basketball games in both 2001 and 2002, and approximately $135,200 in 2003 and $73,500 for the nine months ended September 30, 2004.
Action Sports Cable Network Carriage Agreement	Paul G. Allen	We paid approximately $0.4 million and $1 million for rights to carry its programming in 2001 and 2002, respectively.
Click2learn, Inc. Software License Agreement	Paul G. Allen W. Lance Conn Jo Allen Patton	We paid approximately $250,000, $57,100 and $0 under the Software License Agreement in 2002, 2003 and the nine months ended September 30, 2004, respectively.
Digeo, Inc. Broadband Carriage Agreement	Paul G. Allen William D. Savoy Carl E. Vogel	We paid Digeo approximately $0, $3 million, $4 million and $2 million for customized development of the i-channels and the local content tool kit in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. We entered into a license agreement in 2004 for the Digeo software that runs DVR units purchased from a third party. In 2004, we executed a purchase agreement for the purchase of up to 70,000 DVR units and a related software license agreement, both subject to satisfaction of certain conditions.
USA Networks/ Home Shopping Network	Paul G. Allen William D. Savoy	For the year ended December 31, 2001, we received approximately $12 million from USA Networks under the affiliation agreement and for commissions from USA Networks for home shopping sales generated by its customers and/or promotion of the Home Shopping Network. For the year ended December 31, 2001, we paid USA Networks approximately $39 million for cable television programming.

Transaction	Interested Related Party	Description of Transaction

Viacom Networks	Jonathan L. Dolgen	We are party to certain affiliation agreements with networks of Viacom, pursuant to which Viacom provides Charter with programming for distribution via our cable systems. For the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, Charter paid Viacom approximately $147 million, $177 million, $188 million and $146 million, respectively, for programming, and Charter recorded as receivables approximately $11 million, $5 million, $5 million and $2 million from Viacom for launch incentives and marketing support for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively.
ADC Telecommunications Inc.	Larry W. Wangberg	We paid $759,600 and $60,100 and $263,900 to purchase certain access/network equipment in 2002, 2003 and the nine months ended September 30, 2004, respectively.
HDNet and HDNet Movies Network	Mark Cuban	Charter Holdco is party to an agreement to carry two around-the-clock, high-definition networks, HDNet and HDNet Movies. We paid HDNet and HDNet Movies approximately $21,900 in 2003 and $323,900 in the nine months ended September 30, 2004.
Office lease agreement	David L. McCall	We paid $117,600, $117,600, $189,200 and $43,400 in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively, under an office lease agreement to a partnership controlled by Mr. McCall a former executive officer who resigned in January 2003.
Construction Services	David L. McCall	In 2001, 2002 and 2003, we paid $571,600, $644,800 and $381,300, respectively, to a construction company controlled by Mr. McCall’s brother and $462,100, $3 million and $373,800, respectively, to a construction company controlled by Mr. McCall’s son.

Transaction	Interested Related Party	Description of Transaction

Lease Arrangements	Marc B. Nathanson	We paid approximately $127,000, $76,000 and $16,600 in 2001, 2002 and 2003, respectively, to companies controlled by Mr. Nathanson under a warehouse lease agreement and in 2001 we paid approximately $204,000 in rent under an office lease agreement and $639,000 to terminate such lease.
Carriage fees	David Merritt	We paid approximately $702,000, $1.1 million, $1.1 million and $818,000 in 2001, 2002, 2003 and the nine months ended September 30, 2004 to carry The Outdoor Channel. Mr. Merritt is a director of an affiliate of this channel.
Charter airplane	Howard L. Wood	In 2001, Mr. Wood received a benefit of $118,500 for the cost of two individuals to operate an airplane for a company controlled by Mr. Wood. In addition, Mr. Wood also used Charter’s airplane for occasional personal use in 2001, a benefit valued at $12,500 for the year ended December 31, 2001.
Payment for relatives’ services	Howard L. Wood Jerald R. Kent Carl E. Vogel	In 1999, one of Mr. Wood’s daughters, received a bonus in the form of a three- year promissory note bearing interest at 7% per year. The amount of principal and interest forgiven on this note for the year ended December 31, 2001, was $85,500, and the outstanding balance on the note was forgiven effective as of February 22, 2002. Another daughter of Mr. Wood received approximately $70,200 during the year ended December 31, 2001 for event planning services performed by her company. In 2001, a travel agency owned and operated by Mr. Kent’s mother-in-law received approximately $132,000 for travel arrangements made for Charter by her company. Since June 2003, Mr. Vogel’s brother-in-law has been an employee of Charter Holdco and has received a salary commensurate with his position in the engineering department.

Transaction	Interested Related Party	Description of Transaction

Replay TV Joint Venture	Paul G. Allen	Charter Communications Ventures received management fees of $1 million for the year ended December 31, 2001.
Enstar Limited Partnership Systems Purchase and Management Services	Charter officers who were appointed by a Charter subsidiary (as general partner) to serve as officers of Enstar limited partnerships	Certain of our subsidiaries purchased certain assets of the Enstar Limited Partnerships for approximately $63 million. We also earned approximately $2 million, $1 million, $469,300 and $0 in 2001, 2002, 2003, and the nine months ended September 30, 2004, respectively, by providing management services to the Enstar Limited Partnerships.
Indemnification Advances	Directors and current and former officers named in certain legal proceedings	Charter has reimbursed certain of its current and former directors and executive officers a total of approximately $3 million, $8 million and $2.6 million for costs incurred in connection with certain litigation matters in 2002, 2003 and the nine months ended September 30, 2004, respectively.

The following sets forth additional information regarding the transactions summarized above.

Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries

      As noted above, a number of our related party transactions arise out of Mr. Allen’s investment in Charter and its subsidiaries, including us. Some of these transactions are with Charter Investment, Inc. and Vulcan Ventures (both owned 100% by Mr. Allen), Charter (controlled by Mr. Allen) and Charter Holdco (approximately 47% owned by us and 53% owned by other affiliates of Mr. Allen). See “Summary — Organizational Structure” for more information regarding the ownership by Mr. Allen and certain of his affiliates.

Intercompany Management Arrangements

      Charter is a party to management arrangements with Charter Holdco and certain of its subsidiaries. Under these agreements, Charter provides management services for the cable systems owned or operated by its subsidiaries. These management agreements provide for reimbursement to Charter for all costs and expenses incurred by it attributable to the ownership and operation of the managed cable systems (referred to as “company expenses”), plus an additional management fee to cover additional costs incurred by Charter that are not in the nature of company expenses (such as corporate overhead, administration and salary expense). The management agreements covering the CC VI and CC VII companies limit the management fee portion payable to Charter to 5% of their respective gross revenues. Under the arrangement covering all of our other operating subsidiaries, there is no limit on the dollar amount or percentage of revenues payable as management fees, except for CC VIII, LLC, where the operating agreement limits management fees payable to amounts allowed under the CC VIII Credit Agreement.

      However, the total amount paid by Charter Holdco and all of its subsidiaries is limited to the amount necessary to reimburse Charter for all of its expenses, costs, losses, liabilities and damages paid or incurred by it in connection with the performance of its services under the various management agreements and in connection with its corporate overhead, administration, salary expense and similar items. The expenses subject to reimbursement include fees Charter is obligated to pay under the mutual services agreement with Charter Investment, Inc. Payment of management fees by Charter’s operating subsidiaries is subject to certain restrictions under the credit facilities and indentures of such subsidiaries and the indentures governing the Charter Holdings public debt. If any portion of the management fee due and payable is not paid, it is deferred by Charter and accrued as a liability of such subsidiaries. Any deferred amount of the management fee will bear interest at the rate of 10% per year, compounded annually, from the date it was due and payable until the date it is paid. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, the subsidiaries of Charter Holdings paid approximately $69 million, $79 million, $84 million and $65 million, respectively, in management fees to Charter.

Mutual Services Agreement

      Charter, Charter Holdco and Charter Investment, Inc. are parties to a mutual services agreement whereby each party shall provide rights and services to the other parties as may be reasonably requested for the management of the entities involved and their subsidiaries, including the cable systems owned by their subsidiaries all on a cost-reimbursement basis. The officers and employees of each party are available to the other parties to provide these rights and services, and all expenses and costs incurred in providing these rights and services are paid by Charter. Each of the parties will indemnify and hold harmless the other parties and their directors, officers and employees from and against any and all claims that may be made against any of them in connection with the mutual services agreement except due to its or their gross negligence or willful misconduct. The mutual services agreement expires on November 12, 2009, and may be terminated at any time by any party upon thirty days’ written notice to the other. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, Charter paid approximately $51 million, $70 million, $73 million and $54 million to Charter Holdco for services rendered pursuant to the mutual services agreement. All such amounts are reimbursable to Charter pursuant to a management arrangement with our subsidiaries. See “— Intercompany Management Arrangements.” The accounts and balances related to these services eliminate in consolidation. Charter Investment, Inc. no longer provides services pursuant to this agreement.

Previous Management Agreement with Charter Investment, Inc.

      Prior to November 12, 1999, Charter Investment, Inc. provided management and consulting services to our operating subsidiaries for a fee equal to 3.5% of the gross revenues of the systems then owned, plus reimbursement of expenses. The balance of management fees payable under the previous management agreement was accrued with payment at the discretion of Charter Investment, Inc., with interest payable on unpaid amounts. For the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2004, Charter’s subsidiaries did not pay any fees to Charter Investment, Inc. to reduce management fees payable. As of December 31, 2001, 2002 and 2003 and September 30, 2004, total management fees payable by our subsidiaries to Charter Investment, Inc. were approximately $14 million, exclusive of any interest that may be charged.

Charter Communications Holding Company, LLC Limited Liability Agreement — Taxes

      The limited liability company agreement of Charter Holdco contains special provisions regarding the allocation of tax losses and profits among its members — Vulcan Cable III Inc., Charter Investment, Inc. and Charter. In some situations, these provisions may cause us to pay more tax than would otherwise be due if Charter Holdco had allocated profits and losses among its members based generally on the number of common membership units. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes.”

Vulcan Ventures Channel Access Agreement

      Vulcan Ventures, an entity controlled by Mr. Allen, Charter, Charter Investment and Charter Holdco are parties to an agreement dated September 21, 1999 granting to Vulcan Ventures the right to use up to eight of our digital cable channels as partial consideration for a prior capital contribution of $1.325 billion.

Specifically, at Vulcan Ventures’ request, we will provide Vulcan Ventures with exclusive rights for carriage of up to eight digital cable television programming services or channels on each of the digital cable systems with local and to the extent available, national control of the digital product owned, operated, controlled or managed by Charter or its subsidiaries now or in the future of 550 megahertz or more. If the system offers digital services but has less than 550 megahertz of capacity, then the programming services will be equitably reduced. Upon request of Vulcan Ventures, we will attempt to reach a comprehensive programming agreement pursuant to which it will pay the programmer, if possible, a fee per digital video customer. If such fee arrangement is not achieved, then we and the programmer shall enter into a standard programming agreement. The initial term of the channel access agreement was 10 years, and the term extends by one additional year (such that the remaining term continues to be 10 years) on each anniversary date of the agreement unless either party provides the other with notice to the contrary at least 60 days prior to such anniversary date. To date, Vulcan Ventures has not requested to use any of these channels. However, in the future it is possible that Vulcan Ventures could require us to carry programming that is less profitable to us than the programming that we would otherwise carry and our results would suffer accordingly.

Equity Put Rights

      CC VIII. As part of the acquisition of the cable systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, Charter’s indirect limited liability company subsidiary, issued, after adjustments, 24,273,943 Class A preferred membership units (collectively, the “CC VIII interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, subsequently owned by Comcast Corporation (the “Comcast sellers”). While held by the Comcast sellers, the CC VIII interest was entitled to a 2% priority return on its initial capital account and such priority return was entitled to preferential distributions from available cash and upon liquidation of CC VIII. While held by the Comcast sellers, the CC VIII interest generally did not share in the profits and losses of CC VIII. Mr. Allen granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast put right”). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen would be entitled to a priority distribution with respect to the 2% priority return (which will continue to accrete). Any remaining distributions in liquidation would be distributed to CC V Holdings, LLC and Mr. Allen in proportion to CC V Holdings, LLC’s capital account and Mr. Allen’s capital account (which will equal the initial capital account of the Comcast sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after June 6, 2003). The limited liability company agreement of CC VIII does not provide for a mandatory redemption of the CC VIII interest.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII interest following consummation of the Comcast put right. Specifically, under the terms of the Bresnan transaction documents that were entered into in June 1999, the Comcast sellers originally would have received, after adjustments, 24,273,943 Charter Holdco membership units, but due to an FCC regulatory issue raised by the Comcast sellers shortly before closing, the Bresnan transaction was modified to provide that the Comcast sellers instead would receive the preferred equity interests in CC VIII represented by the CC VIII interest. As part of the last-minute changes to the Bresnan transaction documents, a draft amended version of the Charter Holdco limited liability company agreement was prepared, and contract provisions were drafted for that agreement that would have required an automatic exchange of the CC VIII interest for 24,273,943 Charter Holdco membership units if the Comcast sellers exercised the Comcast put right and sold the CC VIII interest to Mr. Allen or his affiliates. However, the provisions that would have required this automatic exchange did not appear in the final version of the Charter Holdco limited liability company agreement that was delivered and executed at the closing of the Bresnan transaction. The law firm that prepared the documents for the Bresnan transaction brought this matter to the attention of Charter and representatives of Mr. Allen in 2002.

      Thereafter, the board of directors of Charter formed a Special Committee (currently comprised of Messrs. Merritt, Tory and Wangberg) to investigate the matter and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the relevant facts and circumstances, the Special Committee determined that a “scrivener’s error” had occurred in February 2000 in connection with the preparation of the last-minute revisions to the Bresnan transaction documents and that, as a result, Charter should seek the reformation of the Charter Holdco limited liability company agreement, or alternative relief, in order to restore and ensure the obligation that the CC VIII interest be automatically exchanged for Charter Holdco units. The Special Committee further determined that, as part of such contract reformation or alternative relief, Mr. Allen should be required to contribute the CC VIII interest to Charter Holdco in exchange for 24,273,943 Charter Holdco membership units. The Special Committee also recommended to the board of directors of Charter that, to the extent the contract reformation is achieved, the board of directors should consider whether the CC VIII interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them.

      Mr. Allen disagrees with the Special Committee’s determinations described above and has so notified the Special Committee. Mr. Allen contends that the transaction is accurately reflected in the transaction documentation and contemporaneous and subsequent company public disclosures.

      The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success. The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days’ prior notice to the other. In addition, the Special Committee and Mr. Allen have determined to utilize the Delaware Court of Chancery’s program for mediation of complex business disputes in an effort to resolve the CC VIII interest dispute. If the Special Committee and Mr. Allen are unable to reach a resolution through that mediation process or to agree on an alternative dispute resolution process, the Special Committee intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief. The ultimate resolution and financial impact of the dispute are not determinable at this time.

      Rifkin. On September 14, 1999, Mr. Allen and Charter Holdco entered into a put agreement with certain sellers of the Rifkin cable systems that received a portion of their purchase price in the form of 3,006,202 Class A preferred membership units of Charter Holdco. This put agreement allowed these holders to compel Charter Holdco to redeem their Class A preferred membership units at any time before September 14, 2004 at $1.00 per unit, plus accretion thereon at 8% per year from September 14, 1999. Mr. Allen had guaranteed the redemption obligation of Charter Holdco. These units were put to Charter Holdco for redemption, and were redeemed on April 18, 2003 for a total price of approximately $3.9 million.

      Mr. Allen also was a party to a put agreement with certain sellers of the Rifkin cable systems that received a portion of their purchase price in the form of shares of Class A common stock of Charter. Under this put agreement, such holders have the right to sell to Mr. Allen any or all of such shares of Charter’s Class A common stock at $19 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. Approximately 4.6 million shares were put to Mr. Allen under these agreements prior to their expiration on November 12, 2003.

      Falcon. Mr. Allen also was a party to a put agreement with certain sellers of the Falcon cable systems (including Mr. Nathanson, one of our directors) that received a portion of their purchase price in the form of shares of Class A common stock of Charter. Under the Falcon put agreement, such holders had the right to sell to Mr. Allen any or all shares of Class A common stock received in the Falcon acquisition at $25.8548 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. Approximately 19.4 million shares were put to Mr. Allen under these agreements prior to their expiration on November 12, 2003.

Previous Funding Commitment of Vulcan Inc.

      Effective April 14, 2003, our subsidiary, Charter Communications VII, LLC entered into a commitment letter with Vulcan Inc., which is an affiliate of Paul Allen, under which Vulcan Inc. agreed to lend, under certain circumstances, or cause an affiliate to lend initially to Charter Communications VII, LLC, or another subsidiary of Charter Holdings, up to $300 million, which amount included a subfacility of up to $100 million for the issuance of letters of credit. No amounts were ever drawn under the commitment letter. In November 2003, the commitment was terminated. We incurred expenses to Vulcan Inc. totaling $5 million in connection with the commitment (including an extension fee) prior to termination. Ms. Jo Allen Patton is a director and the President and Chief Executive Officer of Vulcan Inc., and Mr. Lance Conn is Executive Vice President of Vulcan Inc.

Allocation of Business Opportunities with Mr. Allen

      As described under “— Third Party Business Relationships in which Mr. Allen has or had an Interest” in this section, Mr. Allen and a number of his affiliates have interests in various entities that provide services or programming to our subsidiaries. Given the diverse nature of Mr. Allen’s investment activities and interests, and to avoid the possibility of future disputes as to potential business, Charter and Charter Holdco, under the terms of their respective organizational documents, may not, and may not allow their subsidiaries, to engage in any business transaction outside the cable transmission business except for the Digeo, Inc. joint venture; a joint venture to develop a digital video recorder set-top terminal; an existing investment in Cable Sports Southeast, LLC, a provider of regional sports programming; as an owner of the business of Interactive Broadcaster Services Corporation or, Chat TV, an investment in @Security Broadband Corp., a company developing broadband security applications; and incidental businesses engaged in as of the closing of Charter’s initial public offering in November 1999. This restriction will remain in effect until all of the shares of Charter’s high-vote Class B common stock have been converted into shares of Charter Class A common stock due to Mr. Allen’s equity ownership falling below specified thresholds.

      Should Charter or Charter Holdco or any of their subsidiaries wish to pursue, or allow their subsidiaries to pursue, a business transaction outside of this scope, it must first offer Mr. Allen the opportunity to pursue the particular business transaction. If he decides not to pursue the business transaction and consents to Charter or its subsidiaries engaging in the business transaction, they will be able to do so. In any such case, the restated certificate of incorporation of Charter and the limited liability company agreement of Charter Holdco would need to be amended accordingly to modify the current restrictions on the ability of such entities to engage in any business other than the cable transmission business. The cable transmission business means the business of transmitting video, audio, including telephony, and data over cable systems owned, operated or managed by Charter, Charter Holdco or any of their subsidiaries from time to time.

      Under Delaware corporate law, each director of Charter, including Mr. Allen, is generally required to present to Charter, any opportunity he or she may have to acquire any cable transmission business or any company whose principal business is the ownership, operation or management of cable transmission businesses, so that we may determine whether we wish to pursue such opportunities. However, Mr. Allen and the other directors generally will not have an obligation to present other types of business opportunities to Charter and they may exploit such opportunities for their own account.

      Also, conflicts could arise with respect to the allocation of corporate opportunities between us and Mr. Allen and his affiliates in connection with his investments in businesses in which we are permitted to engage under Charter’s restated certificate of incorporation and our limited liability company agreement.

Certain of the indentures of Charter and its subsidiaries, including the indenture governing the notes, require the applicable issuer of notes to obtain, under certain circumstances, approval of the board of directors of Charter and, where a transaction is valued at or in excess of $50 million, a fairness opinion with respect to transactions in which Mr. Allen has an interest. We have not instituted any other formal plan or arrangement to address potential conflicts of interest.

      The restrictive provisions of the organizational documents described above may limit our ability to take advantage of attractive business opportunities. Consequently, our ability to offer new products and services outside of the cable transmission business and enter into new businesses could be adversely affected, resulting in an adverse effect on our growth, financial condition and results of operations.

Third Party Business Relationships in Which Mr. Allen has or had an Interest

      As previously noted, Mr. Allen has and has had extensive investments in the areas of media and technology. We have a number of commercial relationships with third parties in which Mr. Allen has an interest. Mr. Allen or his affiliates own equity interests or warrants to purchase equity interests in various entities with which we do business or which provide us with products, services or programming. Mr. Allen owns 100% of the equity of Vulcan Ventures Incorporated and Vulcan Inc. and is the president of Vulcan Ventures. Ms. Jo Allen Patton is a director and the President and Chief Executive Officer of Vulcan Inc. and is a director and Vice President of Vulcan Ventures. Mr. Lance Conn is Executive Vice President of Vulcan Inc. and Vulcan Ventures. Mr. Savoy serves as a consultant to, and is a former vice president and director of Vulcan Ventures. The various cable, media, Internet and telephony companies in which Mr. Allen has invested may mutually benefit one another. We can give no assurance, nor should you expect, that any of these business relationships will be successful, that we will realize any benefits from these relationships or that we will enter into any business relationships in the future with Mr. Allen’s affiliated companies.

      Mr. Allen and his affiliates have made, and in the future likely will make, numerous investments outside of us and our business. We cannot assure you that, in the event that we or any of our subsidiaries enter into transactions in the future with any affiliate of Mr. Allen, such transactions will be on terms as favorable to us as terms we might have obtained from an unrelated third party.

      In February 2001, Charter entered into certain of the purchase agreements related to the AT&T transactions and in June 2001, it assigned its rights and obligations under these contracts to certain of its subsidiaries which purchased the assets from AT&T. In August 2001, the systems acquired in the Cable USA transaction by Charter and Charter Holdco, were contributed through Charter Holdings to certain of its subsidiaries, which are now our subsidiaries and which own and operate these systems.

High Speed Access

      High Speed Access Corp. has been a provider of high-speed Internet access services over cable modems. During the period from 1997 to 2000, certain Charter entities entered into Internet-access related service agreements, and both Vulcan Ventures, an entity owned by Mr. Allen, and Charter Holdco made equity investments in High Speed Access.

      On February 28, 2002, our subsidiary, CC Systems, purchased from High Speed Access the contracts and associated assets, and assumed related liabilities, that served our customers, including a customer contact center, network operations center and provisioning software. At the closing, certain of our subsidiaries paid $78 million to High Speed Access and delivered 37,000 shares of High Speed Access’s Series D convertible preferred stock and all of the warrants to buy High Speed Access common stock owned by Charter Holdco (which had been acquired pursuant to two network services agreements which were cancelled in connection with this transaction, as described below), and High Speed Access purchased 38,000 shares of its Series D Preferred Stock from Vulcan Ventures for $8 million. Additional purchase price adjustments were made as provided in the asset purchase agreement. Charter Holdco obtained a fairness opinion from a qualified investment-banking firm regarding the valuation of the assets purchased. Concurrently with the closing of the transaction, High Speed Access also purchased all of its common stock held by Vulcan Ventures.

      In conjunction with the High Speed Access asset purchase, on February 28, 2002, Charter Communications Holding Company granted High Speed Access the right to use certain intellectual property sold by High Speed Access to Charter Holdco. High Speed Access does not pay any fees under the agreement. The domestic portion of the license terminated on June 30, 2002, and the international portion of the license will expire on February 2, 2005. Prior to closing the asset purchase, Charter performed certain management services formerly performed by High Speed Access, for which it received approximately $4 million in January and February 2002. Concurrently with the asset purchase, all of the other agreements between Charter Holdco and High Speed Access Corp. (other than the license agreement described above), namely the programming content agreement, the services agreement, the systems access agreement, the 1998 network services agreement and the May 2000 network services agreement, were terminated. The revenues we earned from High Speed Access for the year ended December 31, 2002 were approximately $17 million. In addition, for the year ended December 31, 2002, we paid High Speed Access approximately $2 million under the 1998 network services agreement and the 2000 network services agreement, representing a per customer fee to High Speed Access according to agreed pricing terms and compensation for services exceeding certain minimum thresholds.

      Immediately prior to the asset purchase, Vulcan Ventures beneficially owned approximately 37%, and Charter Holdco and its subsidiaries beneficially owned approximately 13%, of the common stock of High Speed Access (including the shares of common stock which could be acquired upon conversion of the Series D preferred stock, and upon exercise of the warrants owned by Charter Holdco). Following the consummation of the asset purchase, neither Charter Holdco nor Vulcan Ventures beneficially owned any securities of, or were otherwise affiliated with, High Speed Access.

      On May 12, 2000, Charter entered into a five-year network services agreement with High Speed Access, which was assigned by Charter Communications, Inc. to Charter Holdco on August 1, 2000. With respect to each system launched or intended to be launched, we paid a per customer fee to High Speed Access according to agreed pricing terms. In addition, we compensated High Speed Access for services exceeding certain minimum thresholds. For the year ended December 31, 2001, we paid High Speed Access approximately $13 million under this agreement and a 1998 network services agreement.

      In 2001, Charter Holdco was a party to a systems access and investment agreement with Vulcan Ventures and High Speed Access and a related network services agreement with High Speed Access. These agreements provided High Speed Access with exclusive access to certain of our homes passed. The term of the network services agreement was, as to a particular cable system, five years from the date revenue billing commenced for that cable system. The programming content agreement provided each of Vulcan Ventures and High Speed Access with a license to use certain content and materials of the other on a non-exclusive, royalty-free basis. The revenues we earned from High Speed Access for the year ended December 31, 2001 were approximately $8 million.

      Under the above described transactions, we also earned certain warrants to purchase High Speed Access stock. These warrants were cancelled in February 2002 in connection with the asset purchase described above. As a result of the transaction with High Speed Access described above, we neither paid to, nor received, any amounts from High Speed Access in 2003.

TechTV, Inc.

      TechTV, Inc. (“TechTV”) operated a cable television network that offered programming mostly related to technology. Pursuant to an affiliation agreement that originated in 1998 and that terminates in 2008, TechTV has provided us with programming for distribution via its cable systems. The affiliation agreement provides, among other things, that TechTV must offer Charter certain terms and conditions that are no less favorable in the affiliation agreement than are given to any other distributor that serves the same number of or fewer TechTV viewing customers. Additionally, pursuant to the affiliation agreement, we were entitled to incentive payments for channel launches through December 31, 2003.

      In March 2004, Charter Holdco entered into agreements with Vulcan Programming and TechTV, which provide for (i) Charter Holdco and TechTV to amend the affiliation agreement which, among other things, revises the description of the TechTV network content, provides for Charter Holdco to waive certain claims against TechTV relating to alleged breaches of the affiliation agreement and provides for TechTV to make payment of outstanding launch receivables due to Charter Holdco under the affiliation agreement, (ii) Vulcan Programming to pay approximately $10 million and purchase over a 24-month period, at fair market rates, $2 million of advertising time across various cable networks on Charter cable systems in consideration of the agreements, obligations, releases and waivers under the agreements and in settlement of the aforementioned claims and (iii) TechTV to be a provider of content relating to technology and video gaming for Charter’s interactive television platforms through December 31, 2006 (exclusive for the first year). For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we recognized approximately $9 million, $4 million, $1 million and $5 million, respectively, of the Vulcan Programming payment as an offset to programming expense and paid approximately $0, $0.2 million, $80,600 and $1 million, respectively, to TechTV under the affiliation agreement.

      We believe that Vulcan Programming, which is 100% owned by Mr. Allen, owned an approximate 98% equity interest in TechTV at the time of the transaction. Until September 2003, Mr. Savoy, a former Charter director, was the president and director of Vulcan Programming and was a director of TechTV. Mr. Wangberg, one of Charter’s directors, was the chairman, chief executive officer and a director of TechTV. Mr. Wangberg resigned as the chief executive officer of TechTV in July 2002. He remained a director of TechTV along with Mr. Allen until Vulcan Programming sold TechTV to an unrelated third party in May 2004.

Oxygen Media Corporation

      Oxygen Media LLC (“Oxygen”) provides programming content aimed at the female audience for distribution over cable systems and satellite. On July 22, 2002, Charter Holdco entered into a carriage agreement with Oxygen, whereby we agreed to carry programming content from Oxygen. Under the carriage agreement, we currently make Oxygen programming available to approximately 5 million of our video customers. The term of the carriage agreement was retroactive to February 1, 2000, the date of launch of Oxygen programming by us, and runs for a period of five years from that date. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we paid Oxygen approximately $3 million, $6 million, $9 million and $10 million, respectively, for programming content. In addition, Oxygen pays us marketing support fees for customers launched after the first year of the term of the carriage agreement up to a total of $4 million. We recorded approximately $2 million, $1 million and $1 million related to these launch incentives as a reduction of programming expense for each of the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, respectively.

      Concurrently with the execution of the carriage agreement, Charter Holdco entered into an equity issuance agreement pursuant to which Oxygen’s parent company, Oxygen Media Corporation (“Oxygen Media”), granted a subsidiary of Charter Holdco a warrant to purchase 2.4 million shares of Oxygen Media common stock for an exercise price of $22.00 per share. This warrant expired on February 2, 2005. Charter Holdco was also to receive unregistered shares of Oxygen Media common stock with a guaranteed fair market value on the date of issuance of $34 million, on or prior to February 2, 2005, with the exact date to be determined by Oxygen Media, but this commitment was later revised as discussed below.

      We recognize the guaranteed value of the investment over the life of the carriage agreement as a reduction of programming expense. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we recorded approximately $3 million, $6 million, $9 million and $10 million, respectively, as a reduction of programming expense. The carrying value of our investment in Oxygen was approximately $4 million, $10 million, $19 million and $29 million as of December 31, 2001, 2002, 2003 and September 30, 2004, respectively.

      In August 2004, Charter Holdco and Oxygen entered into agreements that amend and renew the carriage agreement. The amendment to the carriage agreement (a) revises the number of our customers to which Oxygen programming must be carried and for which we must pay, (b) releases Charter Holdco from any claims related to the failure to achieve distribution benchmarks under the carriage agreement, (c) requires Oxygen to make payment on outstanding receivables for marketing support fees due to us under the affiliation agreement; and (d) requires that Oxygen provide its programming content to us on economic terms no less favorable than Oxygen provides to any other cable or satellite operator having fewer subscribers than us. The renewal of the carriage agreement (a) extends the period that we will carry Oxygen programming to our customers through January 31, 2008, and (b) requires license fees to be paid based on customers receiving Oxygen programming, rather than for specific customer benchmarks.

      In August 2004, Charter Holdco and Oxygen also amended the equity issuance agreement to provide for the issuance of 1 million shares of Oxygen Preferred Stock with a liquidation preference of $33.10 per share plus accrued dividends to Charter Holdco on February 1, 2005 in place of the $34 million of unregistered shares of Oxygen Media common stock. We expect Oxygen Media to deliver these shares by February 15, 2005. The preferred stock is convertible into common stock after December 31, 2007 at a conversion ratio, the numerator of which is the liquidation preference and the denominator which is the fair market value per share of Oxygen Media common stock on the conversion date.

      As of September 30, 2004, through Vulcan Programming, Mr. Allen owned an approximate 31% interest in Oxygen assuming no exercises of outstanding warrants or conversion or exchange of convertible or exchangeable securities. Ms. Jo Allen Patton is a director and the President of Vulcan Programming. Mr. Lance Conn is a Vice President of Vulcan Programming.

      Marc Nathanson has an indirect beneficial interest of less than 1% in Oxygen.

Portland Trail Blazers and Action Sports Cable Network

      On October 7, 1996, the former owner of our Falcon cable systems entered into a letter agreement and a cable television agreement with Trail Blazers Inc. for the cable broadcast in the metropolitan area surrounding Portland, Oregon of pre-season, regular season and playoff basketball games of the Portland Trail Blazers, a National Basketball Association basketball team. Mr. Allen is the 100% owner of the Portland Trail Blazers and Trail Blazers Inc. After the acquisition of the Falcon cable systems in November 1999, we continued to operate under the terms of these agreements until their termination on September 30, 2001. Under the letter agreement, Trail Blazers Inc. was paid a fixed fee for each customer in areas directly served by the Falcon cable systems. Under the cable television agreement, we shared subscription revenues with Trail Blazers Inc. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we paid approximately $1 million, $1 million, $135,200 and $73,500, respectively, in connection with the cable broadcast of Portland Trail Blazers basketball games under the October 1996 cable television agreement and subsequent local cable distribution agreements.

      On July 1, 2001, Charter Holdco and Action Sports Cable Network (“Action Sports”), which is 100% owned by Mr. Allen, entered into a new carriage agreement for a five-year term, which became effective on October 1, 2001 with the expiration of the previous agreement. Under the July 2001 carriage agreement, Charter Holdco pays Action Sports a fixed fee for each customer receiving the Action Sports programming, which covers sporting events in the Pacific Northwest, including the Portland Trail Blazers, the Seattle Seahawks, a National Football League football team, and the Portland Fire, a Women’s National Basketball Association basketball team. On November 5, 2002, Action Sports, which is 100% owned by Mr. Allen, announced that it was discontinuing its business following its failure to obtain an acceptable carriage agreement with AT&T Cable, the cable television provider in Portland, Oregon. Action Sports service was terminated on November 5, 2002 and Charter Holdco ceased carriage of the service. For the years ended December 31, 2001 and 2002, we paid Action Sports approximately $0.4 million and $1 million, respectively, for rights to carry its programming. We believe that the failure of this network will not materially affect our business or results of operations.

Click2learn

      Charter Holdco executed a Software License Agreement with Click2learn, Inc. (“Click2learn”) effective September 30, 2002. Since October 1999, Charter Holdco has purchased professional services, software and maintenance from Click2learn, a company which provides enterprise software for organizations seeking to capture, manage and disseminate knowledge throughout their extended enterprise. As of December 31, 2003, Mr. Allen owned an approximate 21% interest in Click2learn through 616,120 shares held of record by Vulcan Ventures and 387,096 shares issuable upon exercise of a warrant issued to Vulcan Ventures. Mr. Allen owns 100% of Vulcan Ventures. Ms. Jo Allen Patton is a director and Vice President of Vulcan Ventures. Mr. Lance Conn is Executive Vice President of Vulcan Ventures. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, we paid approximately $250,000, $57,100 and $0, respectively, to Click2learn.

Digeo, Inc.

      On March 2, 2001, a subsidiary of Charter, Charter Communications Ventures, LLC (“Charter Ventures”) entered into a broadband carriage agreement with Digeo Interactive, LLC (“Digeo Interactive”), a wholly owned subsidiary of Digeo, Inc. (“Digeo”), an entity controlled by Paul Allen. The carriage agreement provided that Digeo Interactive would provide to Charter a “portal” product, which would function as the television-based Internet portal (the initial point of entry to the Internet) for Charter’s customers who received Internet access from Charter. The agreement term was for 25 years and Charter agreed to use the Digeo portal exclusively for six years. Before the portal product was delivered to Charter, Digeo terminated development of the portal product.

      On September 27, 2001, Charter and Digeo Interactive amended the broadband carriage agreement. According to the amendment, Digeo Interactive would provide to Charter the content for enhanced “Wink” interactive television services, known as Charter Interactive Channels (“i-channels”). In order to provide the i-channels, Digeo Interactive sublicensed certain Wink technologies to Charter. Charter is entitled to share in the revenues generated by the i-channels. Currently, our digital video customers who receive i-channels receive the service at no additional charge.

      On September 28, 2002, Charter entered into a second amendment to its broadband carriage agreement with Digeo Interactive. This amendment supersedes the amendment of September 27, 2001. It provides for the development by Digeo Interactive of future features to be included in the Basic i-TV service provided by Digeo and for Digeo’s development of an interactive “toolkit” to enable Charter to develop interactive local content. Furthermore, Charter may request that Digeo Interactive manage local content for a fee. The amendment provides for Charter to pay for development of the Basic i-TV service as well as license fees for customers who receive the service, and for Charter and Digeo to split certain revenues earned from the service. In 2001, 2002, 2003 and the nine months ended September 30, 2004, we paid Digeo Interactive approximately $0, $3 million, $4 million and $2 million, respectively, for customized development of the i-channels and the local content tool kit. We received no revenues under the broadband carriage agreement in 2003. This amendment expired pursuant to its terms on December 31, 2003. Digeo Interactive is continuing to provide the Basic i-TV service on a month-to-month basis.

      On June 30, 2003, Charter Holdco entered into an agreement with Motorola, Inc. for the purchase of 100,000 digital video recorder (“DVR”) units. The software for these DVR units is being supplied by Digeo Interactive, under a license agreement entered into in April 2004. Under the license agreement Digeo Interactive granted to Charter Holdco the right to use Digeo’s proprietary software for the number of DVR units that Charter deploys from a maximum of 10 headends through year-end 2004. This maximum number of headends was increased from 10 to 15 pursuant to a letter agreement executed on June 11, 2004 and was increased again from 15 to 20 pursuant to a second letter agreement dated August 4, 2004. The license granted for each unit deployed under the agreement is valid for five years. In addition, Charter will pay certain other fees including a per-headend license fee and maintenance fees. Total license and maintenance fees during the term of the agreement are expected to be approximately $7 million. The agreement provides that Charter is entitled to receive contract terms, considered on the whole, and license fees, considered apart from other contract terms, no less favorable than those accorded to any other Digeo customer.

      In April 2004, we launched DVR service (using units containing the Digeo software) in our Rochester, Minnesota market using a broadband media center that is an integrated set-top terminal with a cable converter, DVR hard drive and connectivity to other consumer electronics devices (such as stereos, MP3 players, and digital cameras).

      Charter and Digeo entered into a letter agreement effective September 28, 2004 amending the April 2004 license agreement to reduce certain fees payable to Digeo by Charter and to increase the maximum number of headends in which Charter has the right to deploy the DVR units from a maximum of 20 by year end 2004, to a maximum of 30 by June 30, 2005.

      In May 2004, Charter Holdco entered into a binding term sheet with Digeo Interactive for the development, testing and purchase of 70,000 Digeo PowerKey DVR units. The term sheet provided that the parties would proceed in good faith to negotiate, prior to year-end 2004, definitive agreements for the development, testing and purchase of the DVR units and that the parties would enter into a license agreement for Digeo’s proprietary software on terms substantially similar to the terms of the license agreement described above. In November 2004, Charter Holdco and Digeo Interactive executed the license agreement and in December 2004, the parties executed the purchase agreement, each on terms substantially similar to the binding term sheet. Product development and testing is continuing. Total purchase price and license and maintenance fees during the term of the definitive agreements are expected to be approximately $42 million. The definitive agreements are terminable at no penalty to Charter in certain circumstances.

      In March 2001, Charter Ventures and Vulcan Ventures Incorporated formed DBroadband Holdings, LLC for the sole purpose of purchasing equity interests in Digeo. In connection with the execution of the broadband carriage agreement, DBroadband Holdings, LLC purchased an equity interest in Digeo funded by contributions from Vulcan Ventures Incorporated. The equity interest is subject to a priority return of capital to Vulcan Ventures up to the amount contributed by Vulcan Ventures on Charter Ventures’ behalf. Charter Ventures has a 100% profit interest in DBroadband Holdings, LLC. Vulcan Ventures also agreed to make, through January 24, 2004, certain additional contributions through DBroadband Holdings, LLC to acquire additional equity in Digeo as necessary to maintain Charter Ventures’ pro rata interest in Digeo in the event of certain future Digeo equity financings by the founders of Digeo. These additional equity interests are also subject to a priority return of capital to Vulcan Ventures up to amounts contributed by Vulcan Ventures on Charter Ventures’ behalf. DBroadband Holdings, LLC is therefore not included in our consolidated financial statements. Pursuant to an amended version of this arrangement, in 2003, Vulcan Ventures contributed a total of $29 million to Digeo, $7 million of which was contributed on Charter Ventures’ behalf, subject to Vulcan Ventures’ aforementioned priority return. Since the formation of DBroadband Holdings, LLC, Vulcan Ventures has contributed approximately $224 million to Digeo, of which approximately $56 million was contributed on Charter Ventures’ behalf.

      We believe that Vulcan Ventures, an entity controlled by Mr. Allen, owns an approximate 67% equity interest in Digeo, Inc., on a fully-converted basis. Mr. Allen is a director of Digeo, and Mr. Vogel was a director of Digeo in 2002, 2003 and 2004. During 2002, 2003 and 2004, Mr. Vogel held options to purchase 10,000 shares of Digeo common stock.

Other Miscellaneous Relationships

Viacom Networks

      Pursuant to certain affiliation agreements with networks of Viacom, Inc. (“Viacom”), including MTV, MTV2, Nickelodeon, VH1, TVLand, CMT, Spike TV, Comedy Central, Viacom Digital Suite, CBS-owned and operated broadcast stations, Showtime, The Movie Channel, and Flix, Viacom provides Charter with programming for distribution via our cable systems. The affiliation agreements provide for, among other things, rates and terms of carriage, advertising on the Viacom networks, which Charter can sell to local advertisers and marketing support. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, Charter paid Viacom approximately $147 million, $177 million, $188 million and $146 million, respectively, for programming. Charter recorded approximately $11 million, $5 million, $5 million and $2 million as receivables from Viacom networks related to launch incentives for certain channels and marketing support, respectively, for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004. From April 1994 to July 2004, Mr. Dolgen served as Chairman and Chief Executive Officer of the Viacom Entertainment Group.

ADC Telecommunications Inc.

      Charter and Charter Holdco purchase certain equipment for use in our business from ADC Telecommunications, which provides broadband access and network equipment. Mr. Wangberg serves as a director for ADC Telecommunications. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, we paid $759,600, $60,100 and $263,900, respectively, to ADC Telecommunications under this arrangement.

HDNet and HDNet Movies Network

      On January 10, 2003 we signed an agreement to carry two around-the-clock, high-definition networks, HDNet and HDNet Movies. HDNet Movies delivers a commercial-free schedule of full-length feature films converted from 35mm to high-definition, including titles from an extensive library of Warner Bros. films. HDNet Movies will feature a mix of theatrical releases, made-for-TV movies, independent films and shorts. The HDNet channel features a variety of HDTV programming, including live sports, sitcoms, dramas, action series, documentaries, travel programs, music concerts and shows, special events, and news features including the popular HDNet World Report. HDNet also offers a selection of classic and recent television series. We paid HDNet and HDNet Movies approximately $21,900 in 2003 and $323,900 for the nine months ended September 30, 2004. We believe that entities controlled by Mr. Cuban owned approximately 81% of HDNet as of September 30, 2004. As of September 30, 2004, we believe that Mark Cuban, co-founder and president of HDNet, owned approximately 19,000,000 shares, or 6.2% of the total common equity in Charter based on a Schedule 13G filed with the SEC on May 19, 2003.

Affiliate Leases and Agreements

      David L. McCall, who served as Senior Vice President — Operations — Eastern Division during 2002 and January 2003, is a partner in a partnership that leases office space to us under a lease agreement, which expires December 31, 2010. The partnership received approximately $117,600, $117,600, $189,200 and $43,400 pursuant to such lease and related agreements for the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. In addition, during 2001, 2002 and 2003, we paid approximately $571,600, $644,800 and $381,300, respectively, for construction services to a construction company controlled by Mr. McCall’s brother under a construction agreement that expired on December 31, 2003. We also paid approximately $462,100, $3 million and $373,800 during 2001, 2002 and 2003, respectively, for construction services to a construction company controlled by Mr. McCall’s son under several agreements, the last of which expired January 31, 2004.

      Companies controlled by Mr. Nathanson, a director of Charter, leased certain office space in Pasadena, California, and warehouse space in Riverside, California, to our subsidiaries. For the Pasadena office lease, which Charter terminated in April 2001 in exchange for a payment of $639,000, total rent of $204,000 was paid from January 1, 2001 to April 2001. For the years ended December 31, 2001, 2002 and 2003, total rent paid for the Riverside warehouse space was approximately $127,000, $76,000 and $16,600, respectively, under a lease agreement which expired March 15, 2003.

      We have carried The Outdoor Channel on a month-to-month basis since the expiration of an affiliation agreement in July 2002. We paid approximately $702,000, $1.1 million, $1.1 million and $818,000 to The Outdoor Channel during 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. In December 2003, Mr. Merritt became director of Outdoor Channel Holdings, Inc., an affiliate of The Outdoor Channel, Inc.

Charter Airplane

      Howard L. Wood resigned as a director of Charter in December 2001. In 2001, the benefit to a company controlled by Mr. Wood that owned an airplane for the full annual cost of two individuals qualified to operate the plane, who were otherwise available to Charter in connection with its own flight operations, was approximately $118,500 for annual compensation to the pilots. Charter was entitled to reimbursement for these amounts. In addition, Mr. Wood also used Charter’s airplane for occasional personal use in 2001, a benefit valued at $12,500 for the year ended December 31, 2001.

Payments for Relative’s Services

      Additionally, in 1999, one of Mr. Wood’s daughters, who resigned as a Vice President of Charter Holdco in February 2002, received a bonus in the form of a three-year promissory note bearing interest at 7% per year. One-third of the original outstanding principal amount of the note and interest were forgiven as long as she remained employed by Charter Holdco at the end of each of the first three anniversaries of the issue date in February 1999. The amount of principal and interest forgiven on this note for the year ended December 31, 2001, was $85,500, and the outstanding balance on the note was forgiven effective as of February 22, 2002. Another daughter of Mr. Wood received approximately $70,200 during the year ended December 31, 2001 for event planning services performed by her company.

      Since June 2003, Charter Holdco has employed the brother-in-law of Carl E. Vogel, Charter’s former President, Chief Executive Officer and a director. Mr. Vogel’s brother-in-law receives a salary commensurate with his position in our engineering department.

Travel Service

      Jerald L. Kent resigned as President, Chief Executive Officer and a director of Charter in September 2001. In 2001, a travel agency owned and operated by Mr. Kent’s mother-in-law received approximately $132,000 for travel arrangements made for Charter by her company.

Replay TV Joint Venture

      Charter Communications Ventures was party to a joint venture with General Instrument Corporation (doing business as Broadband Communications Sector of Motorola, Inc.), Replay TV Inc. and Interval Research Corporation, an entity controlled by Mr. Allen, to develop and integrate digital video recording capabilities in advanced digital set-top terminals. The joint venture focused on creating a set-top based digital recording platform designed for storing video, audio and Internet content. Prior to the dissolution of the joint venture in 2001, Charter Communications Ventures received management fees of approximately $1 million for the year ended December 31, 2001, which is included in other revenues in the accompanying consolidated statement of operations.

Purchase of Certain Enstar Limited Partnership Systems; Management Fees

      In April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly owned subsidiary of Charter Holdings, completed the cash purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Income Program IV-1, L.P., Enstar Income Program IV-2, L.P., and Enstar Income Program IV-3, L.P., serving approximately 21,600 customers, for a total cash sale price of approximately $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable television systems, serving approximately 6,400 customers, for a cash sale price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Holdco is a general partner of the Enstar limited partnerships but does not exercise control over them. The purchase prices were allocated to assets acquired based on fair values, including approximately $41 million assigned to franchises and $4 million assigned to other intangible assets amortized over a useful life of three years.

      In addition, Enstar Cable Corporation, the manager of the Enstar limited partnerships through a management agreement, engaged Holdco to manage the Enstar limited partnerships. Pursuant to the management agreement, Charter Holdco provides management services to the Enstar limited partnerships in exchange for management fees. The Enstar limited partnerships also purchase basic and premium programming for their systems at cost from Charter Communications Holding Company, LLC. For the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, Charter Holdco earned approximately $2 million, $1 million, $469,300 and $0, respectively, by providing management services to the Enstar limited partnerships. In September 2003 the Enstar limited partnerships completed sales of all their remaining assets, and as a result no further management fees were paid in 2004. In November 2004, the Enstar limited partnerships were dissolved.

      All of the executive officers of Charter (with the exception of Mr. Allen), Charter Holdco and Charter Holdings act as officers of Enstar Communications Corporation.

Indemnification Advances

      Pursuant to Charter’s bylaws (and the employment agreements of certain of our current and former officers), Charter is obligated (subject to certain limitations) to indemnify and hold harmless, to the fullest extent permitted by law, any officer, director or employee against all expense, liability and loss (including, among other things, attorneys’ fees) reasonably incurred or suffered by such officer, director or employee as a result of the fact that he or she is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director, officer or employee of Charter. In addition, Charter is obligated to pay, as an advancement of its indemnification obligation, the expenses (including attorneys’ fees) incurred by any officer, director or employee in defending any such action, suit or proceeding in advance of its final disposition, subject to an obligation to repay those amounts under certain circumstances. Pursuant to these indemnification arrangements and as an advancement of costs, Charter has reimbursed certain of its current and former directors and executive officers a total of approximately $3 million, $8 million and $2.6 million in respect of invoices received in 2002, 2003 and the nine months ended September 30, 2004, respectively, in connection with their defense of certain legal actions described herein. See “Business — Legal Proceedings.” Those current and former directors and officers include: Paul G. Allen, David C. Andersen, David G. Barford, Mary Pat Blake, J. Christian Fenger, Kent D. Kalkwarf, Ralph G. Kelly, Jerald L. Kent, Paul E. Martin, David L. McCall, Ronald L. Nelson, Nancy B. Peretsman, John C. Pietri, William D. Savoy, Steven A. Schumm, Curtis S. Shaw, William J. Shreffer, Stephen E. Silva, James Trey Smith and Carl E. Vogel. These amounts have been submitted to Charter’s director and officer insurance carrier for reimbursement. The carrier has raised various objections to portions of these amounts, and Charter is in negotiations with the carrier regarding their reimbursement.

Intercompany Loans

      From time to time, there are intercompany borrowings and repayments between or among Charter and its subsidiaries and between or among its subsidiaries. For amounts borrowed, our practice is for the borrowing party to pay interest to the lending party based on the borrower’s cost of funds on its revolving credit facility, which is based on a spread over LIBOR. On occasion, indebtedness between companies has been forgiven in lieu of a contribution to capital. The average month-end outstanding principal balance of indebtedness to Charter Holdco from us during the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004 was $74 million, $92 million, $46 million and $38 million, respectively. The total interest paid to Charter Holdco by us for indebtedness was approximately $4 million, $4 million, $2 million and $1 million for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively, and accrued interest on such debt at December 31, 2001, 2002 and 2003 and September 30, 2004 was approximately $3 million, $4 million, $1 million and $2 million, respectively.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following description of indebtedness is qualified in its entirety by reference to the relevant credit facilities, indentures and related documents governing such indebtedness.

Description of Our Outstanding Debt

      As of September 30, 2004, our actual total debt was approximately $7.6 billion and on the pro forma basis described in “Unaudited Pro Forma Consolidated Financial Statements,” our long-term debt outstanding would have been approximately $7.8 billion, as summarized below (dollars in millions):

	Actual		Pro Forma
	September 30, 2004		September 30, 2004

	Face	Accreted	Face	Accreted
Long-Term Debt(b)	Value	Value(a)	Value	Value(a)

Renaissance:
10.000% senior discount notes due 2008	$114	$116	$114	$116
CC V Holdings:
11.875% senior discount notes due 2008	113	113	113	113
Charter Operating:
Credit facilities	5,393	5,393	4,993	4,993
8% senior second lien notes due 2012	1,100	1,100	1,100	1,100
8 3/8% senior second lien notes due 2014	400	400	400	400
CCO Holdings:
8 3/4% senior notes due 2013	500	500	500	500
Senior floating rate notes due 2010	—	—	550	550

	$7,620	$7,622	$7,770	$7,772

(a)	The accreted value presented above represents the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

(b)	Long term debt does not include $39 million owed to parent companies at September 30, 2004.

      In general, the obligors have the right to redeem all of the notes set forth in the above tables in whole or part at their option, beginning at various times prior to their stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest. CC V Holdings, LLC has announced its intention to redeem all of its outstanding discount notes on March 14, 2005. See “ — Outstanding Notes — CC V Holdings, LLC Notes.” However, we have no requirement to redeem any of the other notes described above prior to their stated maturity dates. For additional information, see Note 9 to our consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included elsewhere in this prospectus.

      As of September 30, 2004 and December 31, 2003, long-term debt totaled approximately $7.6 billion and $8.0 billion, respectively. This debt was comprised of approximately $5.4 billion and $7.2 billion of credit facility debt and $2.2 billion and $729 million principal amount of high-yield notes at September 30, 2004 and December 31, 2003, respectively.

      As of September 30, 2004 and December 31, 2003, the weighted average interest rate on the credit facility debt was approximately 6.6% and 5.4%, respectively and the weighted average interest rate on the high-yield notes was approximately 8.5% and 9.4%, resulting in a blended weighted average interest rate of 7.2% and 5.8%, respectively. The interest rate on approximately 64% and 52% of the total principal amount of our debt was effectively fixed, including the effects of our interest rate hedge agreements as of September 30, 2004 and December 31, 2003, respectively. The fair value of our credit facility debt was approximately $5.3 billion and $6.9 billion at September 30, 2004 and December 31, 2003, respectively. The fair value of our high-yield notes was $2.2 billion and $748 million at September 30, 2004 and

December 31, 2003, respectively. The fair value of high-yield notes is based on quoted market prices, and the fair value of the credit facilities is based on dealer quotations.

      The following description is merely a summary of certain material provisions of the amended and restated Charter Operating credit facilities and our other notes and those of our subsidiaries (collectively, the “Debt Agreements”). The summary does not restate the terms of the Debt Agreements in their entirety, nor does it describe all terms of the Debt Agreements. The agreements and instruments governing each of the Debt Agreements are complicated and you should consult such agreements and instruments for more detailed information regarding the Debt Agreements.

Credit Facilities

Amended and Restated Charter Operating Credit Facilities — General

      The Charter Operating credit facilities were amended and restated concurrently with the sale of $1.5 billion senior second lien notes in April 2004, among other things, to defer maturities and increase availability under these facilities and to enable Charter Operating to acquire the interests of the lenders under the CC VI Operating, CC VIII Operating and Falcon credit facilities.

      The amended and restated Charter Operating credit facilities:

•	increase the availability thereunder from $5.1 billion to $6.5 billion; and

•	provide for two term facilities:

(i) a Term A facility with a total principal amount of $2.0 billion, of which 12.5% matures in 2007, 30% matures in 2008, 37.5% matures in 2009 and 20% matures in 2010; and

(ii) a Term B facility with a total principal amount of $3.0 billion, which shall be repayable in 27 equal quarterly installments aggregating in each loan year to 1% of the original amount of the Term B facility, with the remaining balance due at final maturity in 2011; and

•	provide for a revolving credit facility, in a total amount of $1.5 billion, with a maturity date in 2010.

      Amounts under the amended and restated Charter Operating credit facilities bear interest, at Charter Operating’s election, at a base rate or the Eurodollar rate, as defined, plus a margin for Eurodollar loans of up to 3.00% for the Term A facility and revolving credit facility, and up to 3.25% for the Term B facility, and for base rate loans of up to 2.00% for the Term A facility and revolving credit facility, and up to 2.25% for the Term B facility. A quarterly commitment fee of up to .75% is payable on the average daily unborrowed balance of the revolving credit facilities.

      Obligations arising under the original $5.1 billion commitment amount (the “Original Obligations”) continue to be guaranteed by CCO Holdings and by Charter Operating’s domestic subsidiaries, other than the non-guarantor subsidiaries (defined below), existing subsidiaries of Charter Operating precluded from so guaranteeing by reason of the provisions of other indebtedness to which they are subject and immaterial subsidiaries. The “non-guarantor subsidiaries,” include CCO NR Holdings, LLC, and subsidiaries contributed to CCO NR Holdings, LLC by Charter Holdings in the organizational restructuring that occurred in June of 2003, including CC VI Operating, CC VIII Operating and Falcon and their respective subsidiaries. The Original Obligations continue to be secured by a pledge of the equity interests owned by the subsidiary guarantors, as well as a pledge of CCO Holdings’ equity interests in Charter Operating and its subsidiaries, and intercompany obligations owing to CCO Holdings by Charter Operating and its subsidiaries, and intercompany obligations owing to the subsidiary guarantors. Obligations arising under the amended commitment amount of $6.5 billion (the “Amended Obligations”) are secured by a lien on all assets of Charter Operating, to the extent such lien can be perfected under the Uniform Commercial Code by filing a financing statement, which assets include capital stock owned by Charter Operating and intercompany obligations owing to it from its subsidiaries, CC VI Operating, CC VIII Operating and Falcon.

      At such time as the Charter Holdings Leverage Ratio, as defined in the indentures governing the Charter Holdings senior notes and senior discount notes and as certified by an officer of Charter Holdings, is below 8.75 to 1.0: (i) the guarantors’ guarantees will be amended to increase the amount guaranteed to include all of the Amended Obligations; (ii) most of the non-guarantor subsidiaries will become additional subsidiary guarantors of the Amended Obligations; and (iii) the guarantees of the Amended Obligations will be secured by a lien on all assets of the subsidiary guarantors (including the additional subsidiary guarantors), to the extent such lien can be perfected under the Uniform Commercial Code by filing a financing statement; provided that the guarantee and pledge of such interests by CC V Holdings, LLC and its subsidiaries will not occur until the notes issued by CC V Holdings, LLC are redeemed. The CC V Holdings, LLC notes are required to be redeemed within 45 days after the Charter Holdings Leverage Ratio is below 8.75 to 1.0, provided that such ratio remains below such leverage ratio for the entire 45 day period. CC V Holdings, LLC has announced its intention to redeem all of its outstanding notes on March 14, 2005. See “ — Outstanding Notes — CC V Holdings, LLC Notes.” This would satisfy the redemption requirement imposed by the Charter Operating credit facilities in connection with Charter Holdings meeting the Leverage Ratio test described above. In addition we expect that the additional guarantees and pledges described above will be provided during the first quarter of 2005 as a result of the above Leverage Ratio test being met.

Amended and Restated Charter Operating Credit Facilities — Restrictive Covenants

      The Charter Operating credit facilities contain representations and warranties, and affirmative and negative covenants customary for financings of this type. The financial covenants measure performance against standards set for leverage, debt service coverage, and interest coverage, tested as of the end of each quarter. The maximum allowable leverage ratio is 4.25 to 1.0 until maturity, tested as of the end of each quarter beginning September 30, 2004. Additionally, the Charter Operating credit facilities contain provisions requiring mandatory loan prepayments under specific circumstances, including when significant amounts of assets are sold and the proceeds are not reinvested in assets useful in the business of the borrower within a specified period, and upon the incurrence of certain indebtedness when the ratio of senior first lien debt to operating cash flow is greater than 2.0 to 1.0.

      The Charter Operating credit facilities permit Charter Operating and its subsidiaries to make distributions to pay interest on the Charter Operating senior second lien notes, the CCH II senior notes, the CCO Holdings senior notes, the Charter convertible senior notes and the Charter Holdings senior notes, provided that, among other things, no default has occurred and is continuing under the amended and restated Charter Operating credit facilities. Conditions to future borrowings include absence of a default or an event of default under the amended and restated Charter Operating credit facilities and the continued accuracy in all material respects of the representations and warranties, including the absence since December 31, 2003 of any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on our business.

      The events of default under the Charter Operating credit facilities include, among other things:

(i) the failure to make payments when due or within the applicable grace period,

(ii) the failure to comply with specified covenants, including but not limited to a covenant to deliver audited financial statements with an unqualified opinion from our independent auditors,

(iii) the failure to pay or the occurrence of events that cause or permit the acceleration of other indebtedness owing by CCO Holdings, Charter Operating or Charter Operating’s subsidiaries in amounts in excess of $50 million in aggregate principal amount,

(iv) the failure to pay or the occurrence of events that result in the acceleration of other indebtedness owing by certain of CCO Holdings’ direct and indirect parent companies in amounts in excess of $200 million in aggregate principal amount,

(v) Paul Allen and/or certain of his family members and/or their exclusively owned entities (collectively, the “Paul Allen Group”) ceasing to have the power, directly or indirectly, to vote at least 35% of the ordinary voting power of Charter Operating,

(vi) the consummation of any transaction resulting in any person or group (other than the Paul Allen Group) having power, directly or indirectly, to vote more than 35% of the ordinary voting power of Charter Operating, unless the Paul Allen Group holds a greater share of ordinary voting power of Charter Operating,

(vii) certain of Charter Operating’s indirect or direct parent companies having indebtedness in excess of $500 million aggregate principal amount which remains undefeased three months prior to the final maturity of such indebtedness, and

(viii) Charter Operating ceasing to be a wholly-owned direct subsidiary of CCO Holdings, except in certain very limited circumstances.

Outstanding Notes

Original Notes

      In December 2004, we issued $550 million total principal amount of senior floating rate notes due 2010. The notes offered pursuant to this prospectus are being offered in exchange for those notes. For additional information about these notes see “Description of Notes.”

8 3/4% Senior Notes Due 2013

      In November 2003, CCO Holdings and CCO Holdings Capital Corp. jointly issued $500 million total principal amount of 8 3/4% senior notes due 2013.

      Interest on the CCO Holdings senior notes accrues at 8 3/4% per year, from November 10, 2003 or, if interest already has been paid, from the date it was most recently paid. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2004.

      At any time prior to November 15, 2006, the issuers of the CCO Holdings senior notes may redeem up to 35% of the total principal amount of the CCO Holdings senior notes to the extent of public equity proceeds they have received on a pro rata basis at a redemption price equal to 108.75% of the principal amount of CCO Holdings senior notes redeemed, plus any accrued and unpaid interest.

      On or after November 15, 2008, the issuers of the CCO Holdings notes may redeem all or a part of the notes at a redemption price that declines ratably from the initial redemption price of 104.375% to a redemption price on or after November 15, 2011 of 100.0% of the principal amount of the CCO Holdings senior notes redeemed, plus, in each case, any accrued and unpaid interest.

Additional Terms of the CCO Holdings Senior Notes

      The CCO Holdings notes are general unsecured obligations of CCO Holdings and CCO Holdings Capital Corp. They rank equally with all other current or future unsubordinated obligations of CCO Holdings and CCO Holdings Capital Corp. The CCO Holdings notes are structurally subordinated to all obligations of subsidiaries of CCO Holdings, including the Renaissance notes, the CC V Holdings notes, the Charter Operating senior second lien notes and the amended and restated Charter Operating credit facilities.

      In the event of specified change of control events, CCO Holdings senior must offer to purchase the outstanding CCO Holdings senior notes from the holders at a purchase price equal to 101% of the total principal amount of the notes, plus any accrued and unpaid interest.

      The indenture governing the CCO Holdings senior notes contains restrictive covenants that limit certain transactions or activities by CCO Holdings and its restricted subsidiaries, including the covenants summarized below. As of the issue date, all but two of CCO Holdings’ direct and indirect subsidiaries were restricted subsidiaries.

      The covenant in the indenture governing the CCO Holdings senior notes that restricts incurrence of debt and issuance of preferred stock permits CCO Holdings and its subsidiaries to incur or issue specified amounts of debt or preferred stock, if, after giving pro forma effect to the incurrence or issuance, CCO Holdings could meet a leverage ratio (ratio of consolidated debt to four times EBITDA, as defined, from the most recent fiscal quarter for which internal financial reports are available) of 4.5 to 1.0.

      In addition, regardless of whether the leverage ratio could be met, so long as no default exists or would result from the incurrence or issuance, CCO Holdings and its restricted subsidiaries are permitted to incur or issue:

•	up to $9.75 billion of debt under credit facilities, including debt under credit facilities outstanding on the issue date of the CCO Holdings senior notes;

•	up to $75 million of debt incurred to finance the purchase or capital lease of new assets;

•	up to $300 million of additional debt for any purpose; and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt, and interest rate swaps to provide protection against fluctuation in interest rates.

      The restricted subsidiaries of CCO Holdings are generally not permitted to issue debt securities contractually subordinated to other debt of the issuing subsidiary or preferred stock, in either case in any public or Rule 144A offering.

      The CCO Holdings indenture permits CCO Holdings and its restricted subsidiaries to incur debt under one category, and later reclassify that debt into another category. The amended and restated Charter Operating credit facilities generally impose more restrictive limitations on incurring new debt than CCO Holdings’ indenture, so our subsidiaries that are subject to credit facilities are not permitted to utilize the full debt incurrence that would otherwise be available under the CCO Holdings indenture covenants.

      Generally, under CCO Holdings’ indenture:

•	CCO Holdings and its restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, or make other specified restricted payments only if CCO Holdings can incur $1.00 of new debt under the leverage ratio test, which requires that CCO Holdings meet a 4.5 to 1.0 leverage ratio after giving effect to the transaction, and if no default exists or would exist as a consequence of such incurrence. If those conditions are met, restricted payments are permitted in a total amount of up to 100% of CCO Holdings’ consolidated EBITDA, as defined, minus 1.3 times its consolidated interest expense, plus 100% of new cash and appraised non-cash equity proceeds received by CCO Holdings and not allocated to the debt incurrence covenant, all cumulatively from the fiscal quarter commenced on October 1, 2003, plus $100 million.

      In addition, CCO Holdings may make distributions or restricted payments, so long as no default exists or would be caused by the transaction:

•	to repurchase management equity interests in amounts not to exceed $10 million per fiscal year;

•	to pay, regardless of the existence of any default, pass-through tax liabilities in respect of ownership of equity interests in Charter Holdings or its restricted subsidiaries;

•	to pay, regardless of the existence of any default, interest when due on Charter Holdings notes and our notes;

•	to pay, so long as there is no default, interest on the Charter convertible notes;

•	to purchase, redeem or refinance Charter Holdings notes, our notes, Charter notes, and other direct or indirect parent company notes, so long as CCO Holdings could incur $1.00 of indebtedness under the 4.5 to 1.0 leverage ratio test referred to above and there is no default; or

•	to make other specified restricted payments including merger fees up to 1.25% of the transaction value, repurchases using concurrent new issuances, and certain dividends on existing subsidiary preferred equity interests.

      The indenture governing the CCO Holdings senior notes restricts CCO Holdings and its restricted subsidiaries from making investments, except specified permitted investments, or creating new unrestricted subsidiaries, if there is a default under the indenture or if CCO Holdings could not incur $1.00 of new debt under the 4.5 to 1.0 leverage ratio test described above after giving effect to the transaction.

      Permitted investments include:

•	investments by CCO Holdings and its restricted subsidiaries in CCO Holdings and in other restricted subsidiaries, or entities that become restricted subsidiaries as a result of the investment,

•	investments aggregating up to 100% of new cash equity proceeds received by CCO Holdings since November 10, 2003 to the extent the proceeds have not been allocated to the restricted payments covenant described above,

•	other investments up to $750 million outstanding at any time, and

•	certain specified additional investments, such as investments in customers and suppliers in the ordinary course of business and investments received in connection with permitted asset sales.

      CCO Holdings is not permitted to grant liens on its assets other than specified permitted liens. Permitted liens include liens securing debt and other obligations incurred under our subsidiaries’ credit facilities, liens securing the purchase price of new assets, liens up to $50 million and liens incurred in the ordinary course of business. The lien covenant does not restrict liens on assets of subsidiaries of CCO Holdings.

      CCO Holdings and CCO Holdings Capital, its co-issuer, are generally not permitted to sell all or substantially all of their assets or merge with or into other companies unless their leverage ratio after any such transaction would be no greater than their leverage ratio immediately prior to the transaction, or unless CCO Holdings and its subsidiaries could incur $1.00 of new debt under the 4.50 to 1.0 leverage ratio test described above after giving effect to the transaction, no default exists, and the surviving entity is a U.S. entity that assumes the CCO Holdings senior notes.

      CCO Holdings and its restricted subsidiaries may generally not otherwise sell assets or, in the case of restricted subsidiaries, issue equity interests, unless they receive consideration at least equal to the fair market value of the assets or equity interests, consisting of at least 75% in cash, assumption of liabilities, securities converted into cash within 60 days or productive assets. CCO Holdings and its restricted subsidiaries are then required within 365 days after any asset sale either to commit to use the net cash proceeds over a specified threshold to acquire assets, including current assets, used or useful in their businesses or use the net cash proceeds to repay debt, or to offer to repurchase the CCO Holdings senior notes with any remaining proceeds.

      CCO Holdings and its restricted subsidiaries may generally not engage in sale and leaseback transactions unless, at the time of the transaction, CCO Holdings could have incurred secured indebtedness in an amount equal to the present value of the net rental payments to be made under the lease, and the sale of the assets and application of proceeds is permitted by the covenant restricting asset sales.

      CCO Holdings’ restricted subsidiaries may generally not enter into restrictions on their ability to make dividends or distributions or transfer assets to CCO Holdings on terms that are materially more restrictive than those governing their debt, lien, asset sale, lease and similar agreements existing when they entered into the indenture, unless those restrictions are on customary terms that will not materially impair CCO Holdings’ ability to repay the high-yield notes.

      The restricted subsidiaries of CCO Holdings are generally not permitted to guarantee or pledge assets to secure debt of CCO Holdings, unless the guarantying subsidiary issues a guarantee of the notes of comparable priority and tenor, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction for at least one year.

      The indenture also restricts the ability of CCO Holdings and its restricted subsidiaries to enter into certain transactions with affiliates involving consideration in excess of $15 million without a determination by the board of directors that the transaction is on terms no less favorable than arms-length, or transactions with affiliates involving over $50 million without receiving an independent opinion as to the fairness of the transaction to the holders of the CCO Holdings notes.

Charter Operating Notes

      On April 27, 2004, Charter Operating and Charter Communications Operating Capital Corp. jointly issued $1.1 billion of 8% senior second lien notes due 2012 and $400 million of 8 3/8% senior second lien notes due 2014, for total gross proceeds of $1.5 billion.

      The Charter Operating notes were sold in a private transaction that was not subject to the registration requirements of the Securities Act of 1933. The Charter Operating notes are not expected to have the benefit of any exchange or other registration rights, except in specified limited circumstances.

      On the issue date of the Charter Operating notes, because of restrictions contained in the Charter Holdings indentures, there were no Charter Operating note guarantees, even though Charter Operating’s immediate parent, CCO Holdings, and certain of our subsidiaries were obligors and/or guarantors under the amended and restated Charter Operating credit facilities. Upon the occurrence of the guarantee and pledge date (generally, the fifth business day after the Charter Holdings leverage ratio is certified to be below 8.75 to 1.0), CCO Holdings and those subsidiaries of Charter Operating that are then guarantors of, or otherwise obligors with respect to, indebtedness under the amended and restated Charter Operating credit facilities and related obligations will be required to guarantee the Charter Operating notes. The note guarantee of each such guarantor will be:

•	a senior obligation of such guarantor;

•	structurally senior to the outstanding senior notes of CCO Holdings and CCO Holdings Capital Corp. (except in the case of CCO Holdings’ note guarantee, which is structurally pari passu with such senior notes), the outstanding senior notes of CCH II and CCH II Capital Corp., the outstanding senior notes and senior discount notes of Charter Holdings and the outstanding convertible senior notes of Charter (but subject to provisions in the Charter Operating indenture that permit interest and, subject to meeting the 4.25 to 1.0 leverage ratio test, principal payments to be made thereon); and

•	senior in right of payment to any future subordinated indebtedness of such guarantor.

      As a result of the above leverage ratio test being met, we expect that CCO Holdings and certain of our subsidiaries will provide the additional guarantees described above during the first quarter of 2005.

      All the subsidiaries of Charter Operating (except CCO NR Sub, LLC, and certain other subsidiaries that are not deemed material and are designated as nonrecourse subsidiaries under the amended and restated Charter Operating credit facilities) are restricted subsidiaries of Charter Operating under the Charter Operating notes. Unrestricted subsidiaries generally will not be subject to the restrictive covenants in the Charter Operating indenture.

      In the event of specified change of control events, Charter Operating must offer to purchase the Charter Operating notes at a purchase price equal to 101% of the total principal amount of the Charter Operating notes repurchased plus any accrued and unpaid interest thereon.

      The limitations on incurrence of debt contained in the indenture governing the Charter Operating notes permit Charter Operating and its restricted subsidiaries that are guarantors of the Charter Operating notes to incur additional debt or issue shares of preferred stock if, after giving pro forma effect to the incurrence, Charter Operating could meet a leverage ratio test (ratio of consolidated debt to four times EBITDA, as defined, from the most recent fiscal quarter for which internal financial reports are available) of 4.25 to 1.0.

      In addition, regardless of whether the leverage ratio test could be met, so long as no default exists or would result from the incurrence or issuance, Charter Operating and its restricted subsidiaries are permitted to incur or issue:

•	up to $6.5 billion of debt under credit facilities (but such incurrence is permitted only by Charter Operating and its restricted subsidiaries that are guarantors of the Charter Operating notes, so long as there are such guarantors), including debt under credit facilities outstanding on the issue date of the Charter Operating notes;

•	up to $75 million of debt incurred to finance the purchase or capital lease of assets;

•	up to $300 million of additional debt for any purpose, and

•	other items of indebtedness for specific purposes such as refinancing of existing debt and interest rate swaps to provide protection against fluctuation in interest rates and, subject to meeting the leverage ratio test, debt existing at the time of acquisition of a restricted subsidiary.

      The Charter Operating indenture provides that Charter Operating will not pay, or permit its subsidiaries to pay, any interest or principal on $361 million of intercompany loans received by it and its subsidiaries in November 2003 from CCO Holdings, all of which shall become a common equity capital contribution to Charter Operating on the guarantee and pledge date.

      The indenture governing the Charter Operating notes permits Charter Operating to incur debt under one of the categories above, and later reclassify the debt into a different category. The amended and restated Charter Operating credit facilities generally impose more restrictive limitations on incurring new debt than the Charter Operating indenture, so our subsidiaries that are subject to the amended and restated Charter Operating credit facilities are not permitted to utilize the full debt incurrence that would otherwise be available under the Charter Operating indenture covenants.

      Generally, under Charter Operating’s indenture Charter Operating and its restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, or make other specified restricted payments only if Charter Operating could incur $1.00 of new debt under the leverage ratio test, which requires that Charter Operating meet a 4.25 to 1.0 leverage ratio after giving effect to the transaction, and if no default exists or would exist as a consequence of such incurrence. If those conditions are met, restricted payments are permitted in a total amount of up to 100% of Charter Operating’s consolidated EBITDA, as defined, minus 1.3 times its consolidated interest expense, plus 100% of new cash and appraised non-cash equity proceeds received by Charter Operating and not allocated to the debt incurrence covenant, all cumulatively from the fiscal quarter commenced April 1, 2004, plus $100 million.

      In addition, Charter Operating may make distributions or restricted payments, so long as no default exists or would be caused by the transaction:

•	to repurchase management equity interests in amounts not to exceed $10 million per fiscal year;

•	regardless of the existence of any default, to pay pass-through tax liabilities in respect of ownership of equity interests in Charter Operating or its restricted subsidiaries;

•	to pay, regardless of the existence of any default, interest when due on the Charter Holdings notes, the CCO Holdings notes, and our notes;

•	to pay, so long as there is no default, interest on the Charter convertible notes;

•	to purchase, redeem or refinance the Charter Holdings notes, our notes, the CCO Holdings notes, the Charter notes, and other direct or indirect parent company notes, so long as Charter Operating could incur $1.00 of indebtedness under the 4.25 to 1.0 leverage ratio test referred to above and there is no default, or

•	to make other specified restricted payments including merger fees up to 1.25% of the transaction value, repurchases using concurrent new issuances, and certain dividends on existing subsidiary preferred equity interests.

      The indenture governing the Charter Operating notes restricts Charter Operating and its restricted subsidiaries from making investments, except specified permitted investments, or creating new unrestricted subsidiaries, if there is a default under the indenture or if Charter Operating could not incur $1.00 of new debt under the 4.25 to 1.0 leverage ratio test described above after giving effect to the transaction.

      Permitted investments include:

•	investments by Charter Operating and its restricted subsidiaries in Charter Operating and in other restricted subsidiaries, or entities that become restricted subsidiaries as a result of the investment,

•	investments aggregating up to 100% of new cash equity proceeds received by Charter Operating since April 27, 2004 to the extent the proceeds have not been allocated to the restricted payments covenant described above,

•	other investments up to $750 million outstanding at any time, and

•	certain specified additional investments, such as investments in customers and suppliers in the ordinary course of business and investments received in connection with permitted asset sales.

      Charter Operating and its restricted subsidiaries are not permitted to grant liens senior to the liens securing the Charter Operating notes, other than permitted liens, on their assets to secure indebtedness or other obligations, if, after giving effect to such incurrence, the senior secured leverage ratio (generally, the ratio of obligations secured by first priority liens to four times EBITDA, as defined, from the most recent fiscal quarter for which internal financial reports are available) would exceed 3.75 to 1.0. Permitted liens include liens securing indebtedness and other obligations under permitted credit facilities, liens securing the purchase price of new assets, liens securing amounts up to $50 million, and liens incurred in the ordinary course of business.

      Charter Operating and Charter Communications Operating Capital Corp., its co-issuer, are generally not permitted to sell all or substantially all of their assets or merge with or into other companies unless their leverage ratio after any such transaction would be no greater than their leverage ratio immediately prior to the transaction, or unless Charter Operating and its subsidiaries could incur $1.00 of new debt under the 4.25 to 1.0 leverage ratio test described above after giving effect to the transaction, no default exists, and the surviving entity is a U.S. entity that assumes the Charter Operating notes.

      Charter Operating and its restricted subsidiaries generally may not otherwise sell assets or, in the case of restricted subsidiaries, issue equity interests, unless they receive consideration at least equal to the fair market value of the assets or equity interests, consisting of at least 75% in cash, assumption of liabilities, securities converted into cash within 60 days or productive assets. Charter Operating and its restricted subsidiaries are then required within 365 days after any asset sale either to commit to use the net cash proceeds over a specified threshold to acquire assets, including current assets, used or useful in their businesses or use the net cash proceeds to repay debt, or to offer to repurchase the Charter Operating notes with any remaining proceeds.

      Charter Operating and its restricted subsidiaries may generally not engage in sale and leaseback transactions unless, at the time of the transaction, Charter Operating could have incurred secured indebtedness in an amount equal to the present value of the net rental payments to be made under the lease, and the sale of the assets and application of proceeds is permitted by the covenant restricting asset sales.

      Charter Operating’s restricted subsidiaries may generally not enter into restrictions on their ability to make dividends or distributions or transfer assets to Charter Operating on terms that are materially more restrictive than those governing their debt, lien, asset sale, lease and similar agreements existing when Charter Operating entered into the indenture governing the Charter Operating Senior second lien notes unless those restrictions are on customary terms that will not materially impair Charter Operating’s ability to repay the Charter Operating notes.

      The restricted subsidiaries of Charter Operating are generally not permitted to guarantee or pledge assets to secure debt of Charter Operating, unless the guarantying subsidiary issues a guarantee of the notes of comparable priority and tenor, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction for at least one year.

      The indenture also restricts the ability of Charter Operating and its restricted subsidiaries to enter into certain transactions with affiliates involving consideration in excess of $15 million without a determination by the board of directors that the transaction is on terms no less favorable than arms-length, or transactions with affiliates involving over $50 million without receiving an independent opinion as to the fairness of the transaction to the holders of the Charter Operating notes.

      Charter Operating and its restricted subsidiaries are generally not permitted to transfer equity interests in restricted subsidiaries unless the transfer is of all of the equity interests in the restricted subsidiary or the restricted subsidiary remains a restricted subsidiary and net proceeds of the equity sale are applied in accordance with the asset sales covenant.

      Until the guarantee and pledge date, the Charter Operating notes are secured by a second-priority lien on all of Charter Operating’s assets that secure the obligations of Charter Operating under the Charter Operating credit facility and specified related obligations. The collateral secures the obligations of Charter Operating with respect to the 8% senior second lien notes due 2012 and the 8 3/8% senior second lien notes due 2014 on a ratable basis. The collateral consists of substantially all of Charter Operating’s assets in which security interests may be perfected under the Uniform Commercial Code by filing a financing statement (including capital stock and intercompany obligations), including, but not limited to:

•	all of the capital stock of all of Charter Operating’s direct subsidiaries, including, but not limited to, CCO NR Holdings, LLC; and

•	all intercompany obligations owing to Charter Operating including, but not limited to, intercompany notes from CC VI Operating, CC VIII Operating and Falcon, which notes are supported by the same guarantees and collateral that supported these subsidiaries’ credit facilities prior to the amendment and restatement of the Charter Operating credit facilities.

      On and after the guarantee and pledge date, the collateral for the Charter Operating notes will consist of all of Charter Operating’s and its subsidiaries’ assets that secure the obligations of Charter Operating or any subsidiary of Charter Operating with respect to the Charter Operating credit facility and the related obligations or certain other indebtedness on such date. It is currently contemplated that, as of the guarantee and pledge date, such collateral will consist of the capital stock of Charter Operating held by CCO Holdings, all of the intercompany obligations owing to CCO Holdings by Charter Operating or any subsidiary of Charter Operating, and substantially all of Charter Operating’s and the guarantors’ assets (other than the assets of CCO Holdings) in which security interests may be perfected under the Uniform Commercial Code by filing a financing statement (including capital stock and intercompany obligations), including, but not limited to:

•	with certain exceptions, all capital stock (limited in the case of capital stock of foreign subsidiaries, if any, to 66% of the capital stock of first tier foreign Subsidiaries) held by Charter Operating or any guarantor; and

•	with certain exceptions, all intercompany obligations owing to Charter Operating or any guarantor.

      In addition, within a time frame specified under the Charter Operating credit facility (45 days after Charter Holdings satisfies the Leverage Condition, as defined), Charter Operating will be required to redeem, or cause to be redeemed, in full the notes outstanding under the CC V indenture. CC V Holdings, LLC has announced its intention to redeem all of its outstanding notes, which would satisfy this requirement. See “Description of Other Indebtedness — Credit Facilities — CC V Holdings, LLC Notes.” Within five business days after the redemption, and provided that such Leverage Condition remains satisfied, CC V Holdings, LLC and its subsidiaries will be required to guarantee the Charter Operating credit facility and the related obligations and to secure those guarantees with first-priority liens, and to guarantee the notes and to secure the Charter Operating senior second lien notes with second-priority liens, on substantially all of their assets in which security interests may be perfected under the Uniform Commercial Code by filing a financing statement (including capital stock and intercompany obligations). In addition, if Charter Operating or its subsidiaries exercise any option to redeem in full the notes outstanding under the Renaissance indenture, then, provided that the Leverage Condition remains satisfied, the Renaissance entities will be required to provide corresponding guarantees of the amended and restated Charter Operating credit facilities and related obligations and note guarantees and to secure the

Charter Operating notes and the amended and restated Charter Operating credit facilities and related obligations with corresponding liens.

      In the event that additional liens are granted by Charter Operating or its subsidiaries to secure obligations under the amended and restated Charter Operating credit facilities or the related obligations, second priority liens on the same assets will be granted to secure the Charter Operating notes, which liens will be subject to the provisions of an intercreditor agreement. Notwithstanding the foregoing sentence, no such second priority liens need be provided if the time such lien would otherwise be granted is not during a guarantee and pledge availability period (when the Leverage Condition is satisfied), but such second priority lien will be required to be provided in accordance with the foregoing sentence on or prior to the fifth business day of the commencement of the next succeeding guarantee and pledge availability period.

CC V Holdings, LLC Notes

      On December 10, 1998, CC V Holdings, LLC, formerly known as Avalon Cable LLC, and CC V Holdings Finance, Inc. (formerly Avalon Cable Holdings Finance, Inc.) (collectively the “CC V Issuers”) jointly issued $196.0 million total principal amount at maturity of 11.875% senior discount notes due 2008. On July 22, 1999, the issuers exchanged $196.0 million of the original issued and outstanding CC V Holdings notes for an equivalent amount of new CC V Holdings notes. The form and terms of the new CC V Holdings notes are substantially identical to the original CC V Holdings notes except that they are registered under the Securities Act and, therefore, are not subject to the same transfer restrictions.

      The CC V Holdings notes are guaranteed by certain subsidiaries of CC V Holdings. The Charter Operating credit facilities require us to redeem the CC V Holdings notes within 45 days after the first date that the Charter Holdings leverage ratio is less than 8.75 to 1.0. CC V Holdings, LLC has announced its intention to redeem all of its outstanding notes, at 103.958% of principal amount, plus accrued and unpaid interest to the anticipated date of redemption, on March 14, 2005, in satisfaction of this requirement.

      In the event of specified change of control events, holders of the CC V Holdings notes have the right to sell their CC V Holdings notes to the issuers of the CC V Holdings notes at 101% of the total principal amount of the CC V Holdings notes, plus accrued and unpaid interest, if any, to the date of purchase.

      Our acquisition of Avalon triggered this right. In January 2000, we completed change of control offers in which we repurchased $16.3 million total accreted value of the 11.875% notes at a purchase price of 101% of accreted value as of January 28, 2000. The repurchase price of $11 million was funded with proceeds of the sale of the January 2000 Charter Holdings notes.

      On December 1, 2003, the issuers redeemed at par value an amount equal to $369.79 per $1,000 in principal amount at maturity of each senior discount note then outstanding. Based on the amount outstanding on December 1, 2003, the redemption amount was $67 million.

      There were no current payments of cash interest on the CC V Holdings notes before December 1, 2003. The CC V Holdings notes accreted in value at a rate of 11.875% per year, compounded semi-annually, to a total principal amount of $180 million on December 1, 2003. At December 31, 2003, after principal repayments in the fourth quarter of 2003, the total principal amount outstanding was $113 million. Since December 1, 2003, cash interest on the CC V Holdings notes:

•	accrues at the rate of 11.875% per year on the principal amount at maturity; and

•	is payable semi-annually in arrears on June 1 and December 1 of each year, commencing June 1, 2004.

      After December 1, 2003, the issuers of the CC V Holdings notes may redeem the CC V Holdings notes, in whole or in part, at a specified premium. The optional redemption price declines to 100% of the principal amount of the CC V Holdings notes redeemed, plus accrued and unpaid interest, if any, for redemptions on or after December 1, 2006.

      The limitations on incurrence of debt contained in the indenture governing the CC V Holdings notes permit the CC V Issuers and their restricted subsidiaries to incur additional debt or issue shares of preferred stock, so long as we are not in default under the CC V Holdings indenture:

•	if, after giving effect to the incurrence, the CC V Issuers could meet a leverage ratio (ratio of consolidated debt to four times consolidated cash flow from the most recent quarter) of 6.5 to 1.0, and, regardless of whether the leverage ratio could be met,

•	up to approximately $346 million of debt under a credit facility,

•	up to $10 million of debt incurred to finance the purchase of new assets,

•	up to $15 million of additional debt, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt and interest rate swaps to provide protection against fluctuation in interest rates.

      The indenture governing the CC V Holdings notes permits the CC V Issuers to incur debt under one of the categories above, and reclassify the debt into a different category.

•	Under the indenture governing the CC V Holdings notes, the CC V Issuers and their restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, make restricted investments, or make other specified restricted payments only if CC V Holdings could, after giving effect thereto, incur $1.00 of additional debt under the leverage ratio test, which would require that the CC V Issuers meet the 6.5 to 1.0 leverage ratio of the indebtedness covenant and no default would exist or result as a consequence thereof. If those conditions are met, the CC V Issuers and their restricted subsidiaries are permitted to make restricted payments in a total amount not to exceed the result of 100% of the CC V Issuers’ consolidated cash flow, minus 1.4 times their consolidated interest expense, plus 100% of new equity proceeds received by the CC V Issuers, plus returns on certain investments, all cumulatively from January 1, 1999. The CC V Issuers and their restricted subsidiaries may make permitted investments up to $10 million and other specified permitted investments, restricted payments up to $5 million, and other specified restricted payments without meeting the foregoing test.

•	The CC V Issuers and their restricted subsidiaries are not permitted to grant liens on their assets other than specified permitted liens. Permitted liens include liens securing debt permitted by the covenant limiting incurrence of debt, liens securing amounts up to the greater of $15 million or 5% of total assets, certain existing liens and specified liens incurred in the ordinary course of business.

•	The CC V Issuers are generally not permitted to sell or otherwise dispose of all or substantially all of their assets or merge with or into other companies unless the CC V Issuers and their subsidiaries could incur $1.00 of additional debt under the leverage ratio test described above, after giving effect to the transaction.

•	The CC V Issuers and their subsidiaries may generally not otherwise sell assets or, in the case of restricted subsidiaries, equity interests, unless they receive consideration at least equal to the fair market value of the assets or equity interests, with at least 75% of the consideration for such sale consisting of a controlling interest in a permitted business or assets useful in a permitted business or cash, assumption of liabilities or securities promptly converted into cash. The CC V Issuers and their restricted subsidiaries are then required within 360 days after any asset sale either to commit to use the net cash proceeds over a specified threshold either to acquire assets, including controlling assets in permitted businesses, make capital expenditures or use the net cash proceeds to repay debt, or to offer to repurchase the CC V Holdings notes with any remaining proceeds.

•	The CC V Issuers and their restricted subsidiaries may not engage in sale and leaseback transactions unless, at the time of the transaction, the applicable CC V Issuer or restricted subsidiary could have incurred indebtedness under the leverage ratio test described above in an amount equal to the present value of the net rental payments to be made under the lease, the gross proceeds of the sale are at least equal to the fair market value of the subject property, and the sale of the assets and application of proceeds is permitted by the covenant restricting asset sales.

•	The CC V Issuers’ restricted subsidiaries may not enter into restrictions on their abilities to make dividends or distributions or transfer assets to the CC V Issuers except under documents governing debt, asset sales, leases and like transactions permitted by the indenture.

•	The restricted subsidiaries of the CC V Issuers are generally not permitted to guarantee or pledge assets to secure debt of the CC V Issuers, unless the guarantying subsidiary issues a guarantee of the CC V Holdings notes, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction.

•	The CC V Issuers and their restricted subsidiaries are generally not permitted to transfer equity interests in restricted subsidiaries unless the transfer is of all of the equity interests in the restricted subsidiary or the restricted subsidiary remains a restricted subsidiary and net proceeds of the equity sale are applied in accordance with the asset sales covenant. Restricted subsidiaries of the CC V Issuers are not permitted to issue equity interests if as a result, the issuing subsidiary would no longer be a restricted subsidiary.

•	The indenture governing the CC V Holdings notes also restricts the ability of the CC V Issuers and their restricted subsidiaries to enter into certain transactions with affiliates involving over $2.5 million without a determination by the board of directors that the transaction is on terms no less favorable than arms-length, or transactions with affiliates involving consideration in excess of $10 million with affiliates without receiving an independent opinion as to the fairness of the transaction to the holders of the CC V Holdings notes.

Renaissance Media Notes

      The 10% senior discount notes due 2008 were issued by Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC and Renaissance Media Holdings Capital Corporation, with Renaissance Media Group LLC as guarantor and the United States Trust Company of New York as trustee. Renaissance Media Group LLC, which is the direct or indirect parent company of these issuers, is now a subsidiary of Charter Operating. The Renaissance 10% notes and the Renaissance guarantee are unsecured, unsubordinated debt of the issuers and the guarantor, respectively. In October 1998, the issuers of the Renaissance notes exchanged $163 million of the original issued and outstanding Renaissance notes for an equivalent value of new Renaissance notes. The form and terms of the new Renaissance notes are the same in all material respects as the form and terms of the original Renaissance notes except that the issuance of the new Renaissance notes was registered under the Securities Act.

      There was no payment of any interest in respect of the Renaissance notes prior to October 15, 2003. Since October 15, 2003, interest on the Renaissance notes is payable semi-annually in arrears in cash at a rate of 10% per year. On April 15, 2003, the Renaissance notes became redeemable at the option of the issuers thereof, in whole or in part, initially at 105% of their principal amount at maturity, plus accrued interest, declining to 100% of the principal amount at maturity, plus accrued interest, on or after April 15, 2006.

      Our acquisition of Renaissance triggered change of control provisions of the Renaissance notes that required us to offer to purchase the Renaissance notes at a purchase price equal to 101% of their accreted value on the date of the purchase, plus accrued interest, if any. In May 1999, we made an offer to repurchase the Renaissance notes, and holders of Renaissance notes representing 30% of the total principal amount outstanding at maturity tendered their Renaissance notes for repurchase.

      The limitations on incurrence of debt contained in the indenture governing the Renaissance notes permit Renaissance Media Group and its restricted subsidiaries to incur additional debt, so long as they are not in default under the indenture:

•	if, after giving effect to the incurrence, Renaissance Media Group could meet a leverage ratio (ratio of consolidated debt to four times consolidated EBITDA, as defined, from the most recent quarter) of 6.75 to 1.0, and, regardless of whether the leverage ratio could be met,

•	up to the greater of $200 million or 4.5 times Renaissance Media Group’s consolidated annualized EBITDA, as defined,

•	up to an amount equal to 5% of Renaissance Media Group’s consolidated total assets to finance the purchase of new assets,

•	up to two times the sum of (a) the net cash proceeds of new equity issuances and capital contributions, and (b) 80% of the fair market value of property received by Renaissance Media Group or an issuer as a capital contribution, in each case received after the issue date of the Renaissance notes and not allocated to make restricted payments, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt and interest rate swaps to provide protection against fluctuation in interest rates.

      The indenture governing the Renaissance notes permits us to incur debt under one of the categories above, and reclassify the debt into a different category.

•	Under the indenture governing the Renaissance notes, Renaissance Media Group and its restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, make restricted investments, or make other specified restricted payments only if Renaissance Media Group could incur $1.00 of additional debt under the debt incurrence test, which requires that Renaissance Media Group meet the 6.75 to 1.0 leverage ratio after giving effect to the transaction of the indebtedness covenant and that no default exists or would occur as a consequence thereof. If those conditions are met, Renaissance Media Group and its restricted subsidiaries are permitted to make restricted payments in a total amount not to exceed the result of 100% of Renaissance Media Group’s consolidated EBITDA, as defined, minus 130% of its consolidated interest expense, plus 100% of new cash equity proceeds received by Renaissance Media Group and not allocated to the indebtedness covenant, plus returns on certain investments, all cumulatively from June 1998. Renaissance Media Group and its restricted subsidiaries may make permitted investments up to $2 million in related businesses and other specified permitted investments, restricted payments up to $10 million, dividends up to 6% each year of the net cash proceeds of public equity offerings, and other specified restricted payments without meeting the foregoing test.

•	Renaissance Media Group and its restricted subsidiaries are not permitted to grant liens on their assets other than specified permitted liens, unless corresponding liens are granted to secure the Renaissance notes. Permitted liens include liens securing debt permitted to be incurred under credit facilities, liens securing debt incurred under the incurrence of indebtedness test, in amounts up to the greater of $200 million or 4.5 times Renaissance Media Group’s consolidated EBITDA, as defined, liens as deposits for acquisitions up to 10% of the estimated purchase price, liens securing permitted financings of new assets, liens securing debt permitted to be incurred by restricted subsidiaries, and specified liens incurred in the ordinary course of business.

•	Renaissance Media Group and the issuers of the Renaissance notes are generally not permitted to sell or otherwise dispose of all or substantially all of their assets or merge with or into other companies unless their consolidated net worth after any such transaction would be equal to or greater than their consolidated net worth immediately prior to the transaction, or unless Renaissance Media Group could incur $1.00 of additional debt under the debt incurrence test, which would require them to meet a leverage ratio of 6.75 to 1.00 after giving effect to the transaction.

•	Renaissance Media Group and its subsidiaries may generally not otherwise sell assets or, in the case of subsidiaries, equity interests, unless they receive consideration at least equal to the fair market value of the assets, consisting of at least 75% cash, temporary cash investments or assumption of debt. Charter Holdings and its restricted subsidiaries are then required within 12 months after any asset sale either to commit to use the net cash proceeds over a specified threshold either to acquire assets used in their own or related businesses or use the net cash proceeds to repay debt, or to offer to repurchase the Renaissance notes with any remaining proceeds.

•	Renaissance Media Group and its restricted subsidiaries may generally not engage in sale and leaseback transactions unless the lease term does not exceed three years or the proceeds are applied in accordance with the covenant limiting asset sales.

•	Renaissance Media Group’s restricted subsidiaries may generally not enter into restrictions on their abilities to make dividends or distributions or transfer assets to Renaissance Media Group except those not more restrictive than is customary in comparable financings.

•	The restricted subsidiaries of Renaissance Media Group are not permitted to guarantee or pledge assets to secure debt of the Renaissance Media Group or its restricted subsidiaries, unless the guarantying subsidiary issues a guarantee of the Renaissance notes of comparable priority and tenor, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction.

•	Renaissance Media Group and its restricted subsidiaries are generally not permitted to issue or sell equity interests in restricted subsidiaries, except sales of common stock of restricted subsidiaries so long as the proceeds of the sale are applied in accordance with the asset sale covenant, and issuances as a result of which the restricted subsidiary is no longer a restricted subsidiary and any remaining investment in that subsidiary is permitted by the covenant limiting restricted payments.

•	The indenture governing the Renaissance Notes also restricts the ability of Renaissance Media Group and its restricted subsidiaries to enter into certain transactions with affiliates involving consideration in excess of $2 million without a determination by the disinterested members of the board of directors that the transaction is on terms no less favorable than arms length, or transactions with affiliates involving over $4 million with affiliates without receiving an independent opinion as to the fairness of the transaction to Renaissance Media Group.

      All of these covenants are subject to additional specified exceptions. In general, the covenants of the amended and restated Charter Operating credit facilities are more restrictive than those of our indentures.

Parent Company Debt

      As of September 30, 2004, our direct and indirect parent companies actual total debt was approximately $10.9 billion, and pro forma for the issuance of Charter’s 5.875% convertible senior notes in November 2004 and the redemption of Charter’s 5.75% convertible senior notes in December 2004 the total debt of our direct and indirect parent companies would have been approximately $11.1 billion, as summarized below (dollars in millions):

	Actual		Pro Forma
	September 30,		September 30,			Start date for
	2004		2004			cash interest
					Interest	payment on
	Face	Accreted	Face	Accreted	payment	discount	Maturity
	value	value(a)	value	value	dates	notes	date(b)

Charter Communications, Inc.:
5.750% convertible senior notes due 2005	$588	$588	$—	$—	4/15 & 10/15		10/15/05
4.750% convertible senior notes due 2006(c)	156	156	156	156	12/1 & 6/1		6/1/06
5.875% convertible senior notes due 2009(c)	—	—	863	832	5/16 & 11/16		11/16/09
Charter Holdings:
8.250% senior notes due 2007	451	451	451	451	4/1 & 10/1		4/1/07
8.625% senior notes due 2009	1,244	1,242	1,244	1,242	4/1 & 10/1		4/1/09
9.920% senior discount notes due 2011	1,108	1,108	1,108	1,108	4/1 & 10/1	10/1/04	4/1/11
10.000% senior notes due 2009	640	640	640	640	4/1 & 10/1		4/1/09
10.250% senior notes due 2010	318	318	318	318	1/15 & 7/15		1/15/10
11.750% senior discount notes due 2010	450	435	450	435	1/15 & 7/15	7/15/05	1/15/10
10.750% senior notes due 2009	874	874	874	874	4/1 & 10/1		10/1/09
11.125% senior notes due 2011	500	500	500	500	1/15 & 7/15		1/15/11
13.500% senior discount notes due 2011	675	571	675	571	1/15 & 7/15	7/15/06	1/15/11
9.625% senior notes due 2009	640	638	640	638	5/15 & 11/15		11/15/09
10.000% senior notes due 2011	710	708	710	708	5/15 & 11/15		5/15/11
11.750% senior discount notes due 2011	939	780	939	780	5/15 & 11/15	11/15/06	5/15/11
12.125% senior discount notes due 2012	330	252	330	252	1/15 & 7/15	7/15/07	1/15/12
CCH II:
10.250% senior notes due 2010	1,601	1,601	1,601	1,601	3/15 & 9/15		9/15/10

	$11,224	$10,862	$11,499	$11,106

(a)	The accreted value presented above represents the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

(b)	In general, the obligors have the right to redeem all of the notes set forth in the above table (except with respect to the 5.875% convertible senior notes due 2009 and the Charter Holdings notes with terms of eight years) in whole or part at their option, beginning at various times prior to their stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest. The 5.875% convertible senior notes are redeemable if the closing price of Charter’s Class A common stock exceeds the conversion price by certain percentages as described below. Charter redeemed the remaining 5.75% convertible senior notes due 2005 on December 23, 2004.

(c)	The 5.875% convertible senior notes and the 4.75% convertible senior notes are convertible at the option of the holder into shares of Charter Class A common stock at an initial conversion rate of 413.2231 and 38.0952 shares, respectively, per $1,000 principal amount of notes, which is equivalent to a price of $2.42 and $26.25 per share, respectively, subject to certain adjustments.

Charter Communications, Inc. Notes

Charter 5.875% Convertible Senior Notes due 2009

      In November 2004, Charter issued 5.875% convertible senior notes due 2009 with a total original principal amount of $862.5 million. The 5.875% convertible senior notes are unsecured (except with respect to the collateral as described below) and rank equally with Charter’s existing and future unsubordinated and unsecured indebtedness (except with respect to the collateral described below), but are structurally subordinated to all existing and future indebtedness and other liabilities of Charter’s subsidiaries.

      The 5.875% convertible senior notes are convertible at any time at the option of the holder into shares of Charter’s Class A common stock at an initial conversion rate of 413.2231 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $2.42 per share, subject to certain adjustments. Specifically, the adjustments include anti-dilutive provisions, which cause adjustments to occur automatically based on the occurrence of specified events to provide protection rights to holders of the notes. The conversion rate may also be increased (but not to exceed 462 shares per $1,000 principal amount of notes) upon a specified change of control transaction. Additionally, Charter may elect to increase the conversion rate under certain circumstances when deemed appropriate and subject to applicable limitations of the Nasdaq stock market. Holders who convert their notes prior to November 16, 2007 will receive an early conversion make whole amount in respect of their notes based on a proportional share of the portfolio of pledged securities described below, with specified adjustments.

      No holder of notes will be entitled to receive shares of Charter’s Class A common stock on conversion to the extent that receipt of the shares would cause the converting holder to become, directly or indirectly, a “beneficial holder” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than 4.9% of the outstanding shares of Charter’s Class A common stock if such conversion would take place prior to November 16, 2008, or more than 9.9% thereafter.

      Charter may direct holders to deliver notes tendered for conversion, unless Charter has called those notes for redemption, to a financial institution designated by Charter for exchange with that financial institution in lieu of conversion, on substantially the same terms that the holder would have received on conversion, but if any such financial institution does not accept such notes or does not deliver the required conversion consideration, Charter remains obligated to convert the notes.

      Interest is payable semi-annually in arrears. Charter Holdco used a portion of the proceeds from the sale of the notes to purchase a portfolio of U.S. government securities in an amount which Charter believes will be sufficient to make the first six interest payments on the notes, which were pledged to Charter as security for a mirror note and which Charter has pledged to the trustee under the indenture governing the notes as security for Charter’s obligations thereunder. Charter expects to use such securities to fund the first six interest payments under the notes. Any holder that converts its notes prior to the third anniversary of the issue date will be entitled to receive, in addition to the requisite number of shares upon conversion, an interest make whole payment equal to the cash proceeds from the sale by the trustee of that portion of the remaining pledged U.S. government securities which secure interest payments on the notes so converted, subject to certain limitations with respect to notes that have not been sold pursuant to an effective registration statement under the Securities Act of 1933.

      Upon a change of control and certain other fundamental changes, subject to certain conditions and restrictions, Charter may be required to repurchase the notes, in whole or in part, at 100% of their principal amount plus accrued interest at the repurchase date.

      Charter has filed with the SEC a shelf registration statement for resale of the notes and shares issuable on conversion of the notes by the holders, and Charter is required to use its reasonable best efforts to cause that registration statement to be declared effective on or before April 21, 2005. Charter is also obligated to use its reasonable best efforts to have the registration statement declared effective within 130 days after the issuance of the notes. In the event Charter is unable to satisfy these requirements within specified time periods, liquidated damages will accrue in respect of the notes. Charter may elect to accrete the principal amount of the notes in lieu of paying cash with respect to any liquidated damages that accrue, and may also elect to defer any interest accruing in respect of any accreted portion exceeding the original principal amount of the notes. Charter will pay no interest on any such deferred interest.

      Following the earlier of the sale of the notes pursuant to an effective registration statement or the date two years following the issue date, Charter may redeem the notes in whole or in part for cash at any time at a redemption price equal to 100% of the aggregate principal amount plus accrued and unpaid interest, deferred interest and liquidated damages, if any, but only if for any 20 trading days in any 30 consecutive trading day period the closing price has exceeded (x) 180% of the conversion price, if such 30 trading day period begins prior to November 16, 2007 or (y) 150% of the conversion price, if such 30 trading period begins thereafter. Holders who convert notes that Charter has called for redemption shall receive, in addition to the early conversion make whole amount, if applicable, the present value of the interest on the notes converted that would have been payable for the period from the later of November 17, 2007 and the redemption date through the scheduled maturity date for the notes, plus any accrued deferred interest.

5.75% Convertible Senior Notes due 2005

      In October and November 2000, Charter issued 5.75% convertible senior notes with a total principal amount at maturity of $750 million. As of September 30, 2004, there was $588 million in total principal amount of these notes outstanding. The 5.75% convertible notes rank equally with any of Charter’s future unsubordinated and unsecured indebtedness, but are structurally subordinated to all existing and future indebtedness and other liabilities of Charter’s subsidiaries.

      The 5.75% convertible notes are convertible at the option of the holder into shares of Class A common stock at a conversion rate of 46.3822 shares per $1,000 principal amount of notes, which is equivalent to a price of $21.56 per share, subject to certain adjustments. Specifically, the adjustments include anti-dilutive provisions, which cause adjustments to occur automatically based on the occurrence of specified events to provide protection rights to holders of the notes. Additionally, Charter may adjust the conversion ratio under certain circumstances when deemed appropriate.

      These notes were redeemed on December 23, 2004 at a price of 101.15% of the outstanding principal amount plus accrued and unpaid interest through the redemption date.

4.75% Convertible Senior Notes Due 2006

      In May 2001, Charter issued 4.75% convertible senior notes with a total principal amount at maturity of $633 million. As of December 31, 2003, there was $156 million in total principal amount of these notes outstanding. The 4.75% convertible notes rank equally with any of Charter’s future unsubordinated and unsecured indebtedness, but are structurally subordinated to all existing and future indebtedness and other liabilities of Charter’s subsidiaries.

      The 4.75% convertible notes are convertible at the option of the holder into shares of Class A common stock at a conversion rate of 38.0952 shares per $1,000 principal amount of notes, which is equivalent to a price of $26.25 per share, subject to certain adjustments. Specifically, the adjustments include anti-dilutive provisions, which automatically occur based on the occurrence of specified events to provide protection rights to holders of the notes. Additionally, Charter may adjust the conversion ratio under certain circumstances when deemed appropriate. These notes are redeemable at Charter’s option at amounts decreasing from 101.9% to 100% of the principal amount, plus accrued and unpaid interest beginning on June 4, 2004, to the date of redemption.

      Upon a change of control, subject to certain conditions and restrictions, Charter may be required to repurchase the notes, in whole or in part, at 100% of their principal amount plus accrued interest at the repurchase date.

Charter Communications Holdings, LLC Notes

March 1999 Charter Holdings Notes

      The March 1999 Charter Holdings notes were issued under three separate indentures, each dated as of March 17, 1999, among Charter Holdings and Charter Capital, as the issuers, and BNY Midwest Trust Company, as trustee. Charter Holdings and Charter Capital exchanged these notes for new March 1999 Charter Holdings notes with substantially similar terms, except that the new March 1999 Charter Holdings notes are registered under the Securities Act and, therefore, do not bear legends restricting their transfer and are not subject to further registration or special interest obligations.

      The March 1999 Charter Holdings notes are general unsecured obligations of Charter Holdings and Charter Capital. Cash interest on the March 1999 9.920% Charter Holdings notes did not accrue prior to April 1, 2004.

      The March 1999 Charter Holdings notes are senior debts of Charter Holdings and Charter Capital. They rank equally with all other current and future unsubordinated obligations of Charter Holdings and Charter Capital, including the January 2000, January 2001, May 2001 and January 2002 Charter Holdings

notes. They are structurally subordinated to the obligations of Charter Holdings’ subsidiaries, including the CCH II notes, the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the Charter Operating notes and the amended and restated Charter Operating credit facilities.

      Charter Holdings and Charter Capital will not have the right to redeem the March 1999 8.250% Charter Holdings notes prior to their maturity date on April 1, 2007. On or after April 1, 2004, Charter Holdings and Charter Capital may redeem some or all of the March 1999 8.625% Charter Holdings notes and the March 1999 9.920% Charter Holdings notes at any time, in each case, at a premium. The optional redemption price declines to 100% of the principal amount of March 1999 Charter Holdings notes redeemed, plus accrued and unpaid interest, if any, for redemption on or after April 1, 2007.

      In the event that a specified change of control event occurs, Charter Holdings and Charter Capital must offer to repurchase any then outstanding March 1999 Charter Holdings notes at 101% of their principal amount or accreted value, as applicable, plus accrued and unpaid interest, if any.

      The indentures governing the March 1999 Charter Holdings senior notes contain restrictive covenants that limit certain transactions or activities by Charter Holdings and its restricted subsidiaries. All but two of Charter Holdings’ direct and indirect subsidiaries are currently restricted subsidiaries.

January 2000 Charter Holdings Notes

      The January 2000 Charter Holdings notes were issued under three separate indentures, each dated as of January 12, 2000, among Charter Holdings and Charter Capital, as the issuers, and BNY Midwest Trust Company, as trustee. In June 2000, Charter Holdings and Charter Capital exchanged these notes for new January 2000 Charter Holdings notes, with substantially similar terms, except that the new January 2000 Charter Holdings notes are registered under the Securities Act and, therefore, do not bear legends restricting their transfer and are not subject to further registration or special interest obligations.

      The January 2000 Charter Holdings notes are general unsecured obligations of Charter Holdings and Charter Capital. Cash interest on the January 2000 11.75% Charter Holdings notes will not accrue prior to January 15, 2005.

      The January 2000 Charter Holdings notes are senior debts of Charter Holdings and Charter Capital. They rank equally with all other current and future unsubordinated obligations of Charter Holdings and Charter Capital, including the March 1999, January 2001, May 2001 and January 2002 Charter Holdings notes. They are structurally subordinated to the obligations of Charter Holdings’ subsidiaries, including the CCH II notes, the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the amended and restated Charter Operating credit facilities and the Charter Operating notes.

      Charter Holdings and Charter Capital will not have the right to redeem the January 2000 10.00% Charter Holdings notes prior to their maturity date on April 1, 2009. On or after January 15, 2005, Charter Holdings and Charter Capital may redeem some or all of the January 2000 10.25% Charter Holdings notes and the January 2000 11.75% Charter Holdings notes at any time, in each case, at a premium. The optional redemption price declines to 100% of the principal amount of the January 2000 Charter Holdings notes redeemed, plus accrued and unpaid interest, if any, for redemption on or after January 15, 2008.

      In the event that a specified change of control event occurs, Charter Holdings and Charter Capital must offer to repurchase any then outstanding January 2000 Charter Holdings notes at 101% of their total principal amount or accreted value, as applicable, plus accrued and unpaid interest, if any.

      The indentures governing the January 2000 Charter Holdings notes contain substantially identical events of default, affirmative covenants and negative covenants as those contained in the indentures governing the March 1999 Charter Holdings notes. See “— Summary of restrictive covenants under the Charter Holdings high-yield note indentures.”

January 2001 Charter Holdings Notes

      The January 2001 Charter Holdings notes were issued under three separate indentures, each dated as of January 10, 2001, each among Charter Holdings and Charter Capital, as the issuers, and BNY Midwest Trust Company, as trustee. In March 2001, Charter Holdings and Charter Capital exchanged these notes for new January 2001 Charter Holdings notes, with substantially similar terms, except that the new January 2001 Charter Holdings notes are registered under the Securities Act and, therefore, do not bear legends restricting their transfer, and are not subject to further registration or special interest obligations.

      The January 2001 Charter Holdings notes are general unsecured obligations of Charter Holdings and Charter Capital. Cash interest on the January 2001 13.500% Charter Holdings notes will not accrue prior to January 15, 2006.

      The January 2001 Charter Holdings notes are senior debts of Charter Holdings and Charter Capital. They rank equally with all other current and future unsubordinated obligations of Charter Holdings and Charter Capital, including the March 1999, January 2000, May 2001 and January 2002 Charter Holdings notes. They are structurally subordinated to the obligations of Charter Holdings’ subsidiaries, including the CCH II notes, the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the amended and restated Charter Operating credit facilities and the Charter Operating notes.

      Charter Holdings and Charter Capital will not have the right to redeem the January 2001 10.750% Charter Holdings notes prior to their maturity date on October 1, 2009. On or after January 15, 2006, Charter Holdings and Charter Capital may redeem some or all of the January 2001 11.125% Charter Holdings notes and the January 2001 13.500% Charter Holdings notes at any time, in each case, at a premium. The optional redemption price declines to 100% of the principal amount of the January 2001 Charter Holdings notes redeemed, plus accrued and unpaid interest, if any, for redemption on or after January 15, 2009.

      In the event that a specified change of control event occurs, Charter Holdings and Charter Capital must offer to repurchase any then outstanding January 2001 Charter Holdings notes at 101% of their total principal amount or accreted value, as applicable, plus accrued and unpaid interest, if any.

      The indentures governing the January 2001 Charter Holdings notes contain substantially identical events of default, affirmative covenants and negative covenants as those contained in the indentures governing the March 1999 and January 2000 Charter Holdings notes. See “— Summary of restrictive covenants under the Charter Holdings high-yield note indentures.”

May 2001 Charter Holdings Notes

      The May 2001 Charter Holdings notes were issued under three separate indentures, each among Charter Holdings and Charter Capital, as the issuers, and BNY Midwest Trust Company, as trustee. In September 2001, Charter Holdings and Charter Capital exchanged substantially all of these notes for new May 2001 Charter Holdings notes, with substantially similar terms, except that the new May 2001 Charter Holdings notes are registered under the Securities Act and, therefore, do not bear legends restricting their transfer, and are not subject to further registration or special interest obligations.

      The May 2001 Charter Holdings notes are general unsecured obligations of Charter Holdings and Charter Capital. Cash interest on the May 2001 11.750% Charter Holdings notes will not accrue prior to May 15, 2006.

      The May 2001 Charter Holdings notes are senior debts of Charter Holdings and Charter Capital. They rank equally with all other current and future unsubordinated obligations of Charter Holdings and Charter Capital, including the March 1999, January 2000, January 2001 and January 2002 Charter Holdings notes. They are structurally subordinated to the obligations of Charter Holdings’ subsidiaries, including the CCH II notes, the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the amended and restated Charter Operating credit facilities and the Charter Operating notes.

      Charter Holdings and Charter Capital will not have the right to redeem the May 2001 9.625% Charter Holdings notes prior to their maturity date on November 15, 2009. Before May 15, 2004, Charter Holdings and Charter Capital may redeem up to 35% of the May 2001 10.000% Charter Holdings notes and the May 2001 11.750% Charter Holdings notes, in each case, at a premium with proceeds of certain offerings of equity securities. In addition, on or after May 15, 2006, Charter Holdings and Charter Capital may redeem some or all of the May 2001 10.000% Charter Holdings notes and the May 2001 11.750% Charter Holdings notes at any time, in each case, at a premium. The optional redemption price declines to 100% of the principal amount of the May 2001 Charter Holdings notes redeemed, plus accrued and unpaid interest, if any, for redemption on or after May 15, 2009.

      In the event that a specified change of control event occurs, Charter Holdings and Charter Capital must offer to repurchase any then outstanding May 2001 Charter Holdings notes at 101% of their total principal amount or accreted value, as applicable, plus accrued and unpaid interest, if any.

      The indentures governing the May 2001 Charter Holdings notes contain substantially identical events of default, affirmative covenants and negative covenants as those contained in the indentures governing the March 1999, January 2000 and January 2001 Charter Holdings notes. See “— Summary of restrictive covenants under the Charter Holdings high-yield note indentures.”

January 2002 Charter Holdings Notes

      The January 2002 Charter Holdings notes were issued under three separate indentures, each among Charter Holdings and Charter Capital, as the issuers, and BNY Midwest Trust Company, as trustee, two of which were supplements to the indentures for the May 2001 Charter Holdings notes. In July 2002, Charter Holdings and Charter Capital exchanged substantially all of these notes for new January 2002 Charter Holdings notes, with substantially similar terms, except that the new January 2002 notes are registered under the Securities Act and, therefore, do not bear legends restricting their transfer and are not subject to further registration or special interest obligations.

      The January 2002 Charter Holdings notes are general unsecured obligations of Charter Holdings and Charter Capital. Cash interest on the January 2002 12.125% Charter Holdings notes will not accrue prior to January 15, 2007.

      The January 2002 Charter Holdings notes are senior debts of Charter Holdings and Charter Capital. They rank equally with the current and future unsecured and unsubordinated debt of Charter Holdings, including the March 1999, January 2000, January 2001 and May 2001 Charter Holdings notes. They are structurally subordinated to the obligations of Charter Holdings’ subsidiaries, including the CCH II notes, the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the Charter Operating amended and restated credit facilities and the Charter Operating notes.

      The Charter Holdings 12.125% senior discount notes are redeemable at the option of the issuers at amounts decreasing from 106.063% to 100% of accreted value beginning January 15, 2007. At any time prior to January 15, 2005, the issuers may redeem up to 35% of the total principal amount of the 12.125% senior discount notes at a redemption price of 112.125% of the accreted value under certain conditions.

      In the event that a specified change of control event occurs, Charter Holdings and Charter Capital must offer to repurchase any then outstanding January 2002 Charter Holdings notes at 101% of their total principal amount or accreted value, as applicable, plus accrued and unpaid interest, if any.

      The indentures governing the January 2002 Charter Holdings notes contain substantially identical events of default, affirmative covenants and negative covenants as those contained in the indentures governing the March 1999, January 2000, January 2001 and May 2001 Charter Holdings notes. See “— Summary of restrictive covenants under the Charter Holdings high-yield note indentures.”

Summary of Restrictive Covenants Under the Charter Holdings High-Yield Note Indentures

      The limitations on incurrence of debt and issuance of preferred stock contained in Charter Holdings’ indentures permit Charter Holdings and its subsidiaries to incur additional debt or issue preferred stock, so long as there is no default under the Charter Holdings indentures. These limitations restrict the incurrence of debt unless, after giving pro forma effect to the incurrence, the Charter Holdings Leverage Ratio would be below 8.75 to 1.0. In addition, regardless of whether that leverage ratio test could be met, so long as no default exists or would result from the incurrence or issuance, Charter Holdings and its restricted subsidiaries are permitted to issue:

•	up to $3.5 billion of debt under credit facilities,

•	up to $75 million of debt incurred to finance the purchase or capital lease of new assets,

•	up to $300 million of additional debt for any purpose,

•	additional debt in an amount equal to 200% of new cash equity proceeds received by Charter Holdings and its restricted subsidiaries since March 1999, the date of its first indenture, and not allocated for restricted payments or permitted investments, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt, and interest rate swaps to provide protection against fluctuation in interest rates.

Indebtedness under a single facility or agreement may be incurred in part under one of the categories listed above and in part under another. Accordingly, indebtedness under our credit facilities is incurred under a combination of the categories of permitted indebtedness listed above.

      The restricted subsidiaries of Charter Holdings are generally not permitted to issue debt securities contractually subordinated in right of payment to other debt of the issuing subsidiary or preferred stock, in either case in any public or Rule 144A offering.

      The Charter Holdings indentures permit Charter Holdings and its restricted subsidiaries to incur debt under one category, and later reclassify that debt into another category. The Charter Operating credit facilities generally impose more restrictive limitations on incurring new debt than Charter Holdings’ indentures, so our subsidiaries that are subject to the Charter Operating credit facilities may not be permitted to utilize the full debt incurrence that would otherwise be available under the Charter Holdings indenture covenants.

      Generally, under Charter Holdings’ high-yield indentures:

•	Charter Holdings and its restricted subsidiaries are generally permitted to pay dividends on equity interests, repurchase interests, or make other specified restricted payments only if, after giving pro forma effect to the transaction, the Charter Holdings Leverage Ratio would be below 8.75 to 1.0 and if no default exists or would exist as a consequence of such incurrence. If those conditions are met, restricted payments in a total amount of up to 100% of Charter Holdings’ consolidated EBITDA, as defined, minus 1.2 times its consolidated interest expense, plus 100% of new cash and non-cash equity proceeds received by Charter Holdings and not allocated to the debt incurrence covenant or to permitted investments, all cumulatively from March 1999, the date of the first Charter Holdings indenture, plus $100 million.

      In addition, Charter Holdings may make distributions or restricted payments, so long as no default exists or would be caused by transactions:

•	to repurchase management equity interests in amounts not to exceed $10 million per fiscal year,

•	regardless of the existence of any default, to pay pass-through tax liabilities in respect of ownership of equity interests in Charter Holdings or its restricted subsidiaries, or

•	to make other specified restricted payments including merger fees up to 1.25% of the transaction value, repurchases using concurrent new issuances, and certain dividends on existing subsidiary preferred equity interests.

      Charter Holdings and its restricted subsidiaries may not make investments except permitted investments if there is a default under the indentures or if, after giving effect to the transaction, the Charter Holdings Leverage Ratio would be below 8.75 to 1.0.

      Permitted investments include:

•	investments by Charter Holdings in restricted subsidiaries or by restricted subsidiaries in Charter Holdings,

•	investments in productive assets (including through equity investments) aggregating up to $150 million since March 1999,

•	investments aggregating up to 100% of new cash equity proceeds received by Charter Holdings since March 1999 and not allocated to the debt incurrence or restricted payments covenant, and

•	other investments aggregating up to $50 million since March 1999.

      Charter Holdings is not permitted to grant liens on its assets other than specified permitted liens. Permitted liens include liens securing debt and other obligations incurred under Charter Holdings’ and its subsidiaries’ credit facilities, liens securing the purchase price of new assets, and liens of up to $50 million incurred in the ordinary course of business. The lien covenant does not restrict liens on assets of subsidiaries of Charter Holdings.

      Charter Holdings and Charter Capital, its co-issuer, are generally not permitted to sell all or substantially all of their assets or merge with or into other companies unless their leverage ratio after any such transaction would be no greater than their leverage ratio immediately prior to the transaction, or unless after giving effect to the transaction, the Charter Holdings Leverage Ratio would be below 8.75 to 1.0, no default exists, and the surviving entity is a U.S. entity that assumes the Charter Holdings notes.

      Charter Holdings and its restricted subsidiaries may generally not otherwise sell assets or, in the case of restricted subsidiaries, issue equity interests, unless they receive consideration at least equal to the fair market value of the assets or equity interests, consisting of at least 75% in cash, assumption of liabilities, securities converted into cash within 60 days or productive assets. Charter Holdings and its restricted subsidiaries are then required within 365 days after any asset sale either to commit to use the net cash proceeds over a specified threshold to acquire assets, including current assets, used or useful in their businesses or use the net cash proceeds to repay debt, or to offer to repurchase the Charter Holdings notes with any remaining proceeds.

      Charter Holdings and its restricted subsidiaries may generally not engage in sale and leaseback transactions unless, at the time of the transaction, Charter Holdings could have incurred secured indebtedness in an amount equal to the present value of the net rental payments to be made under the lease, and the sale of the assets and application of proceeds is permitted by the covenant restricting asset sales.

      Charter Holdings’ restricted subsidiaries may generally not enter into restrictions on their ability to make dividends or distributions or transfer assets to Charter Holdings on terms that are materially more restrictive than those governing their debt, lien, asset sale, lease and similar agreements existing when they entered into the indentures, unless those restrictions are on customary terms that will not materially impair Charter Holdings’ ability to repay the high-yield notes.

      The restricted subsidiaries of Charter Holdings are generally not permitted to guarantee or pledge assets to secure debt of Charter Holdings, unless the guarantying subsidiary issues a guarantee of the notes of comparable priority and tenor, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction for at least one year.

      The indentures also restrict the ability of Charter Holdings and its restricted subsidiaries to enter into certain transactions with affiliates involving consideration in excess of $15 million without a determination by the board of directors of Charter Holdings that the transaction is on terms no less favorable than arms length, or transactions with affiliates involving over $50 million without receiving an independent opinion as to the fairness of the transaction addressed to the holders of the Charter Holdings notes.

CCH II, LLC Notes

      In September 2003, CCH II and CCH II Capital Corp. jointly issued approximately $1.6 billion total principal amount of 10.25% senior notes due 2010. The CCH II notes are general unsecured obligations of CCH II and CCH II Capital Corp. They rank equally with all other current or future unsubordinated obligations of CCH II and CCH II Capital Corp. The CCH II notes are structurally subordinated to all obligations of subsidiaries of CCH II, including the CCO Holdings notes, the Renaissance notes, the CC V Holdings notes, the amended and restated CCO credit facilities and the notes.

      Interest on the CCH II notes accrues at 10.25% per annum, from September 23, 2003 or, if interest already has been paid, from the date it was most recently paid. Interest is payable semi-annually in arrears on each March 15 and September 15, commencing on March 15, 2004.

      At any time prior to September 15, 2006, the issuers of the CCH II notes may redeem up to 35% of the total principal amount of the CCH II notes on a pro rata basis at a redemption price equal to 110.25% of the principal amount of CCH II notes redeemed, plus any accrued and unpaid interest.

      On or after September 15, 2008, the issuers of the CCH II notes may redeem all or a part of the notes at a redemption price that declines ratably from the initial redemption price of 105.125% to a redemption price on or after September 15, 2009 of 100.0% of the principal amount of the CCH II notes redeemed, plus, in each case, any accrued and unpaid interest.

      In the event of specified change of control events, CCH II must offer to purchase the outstanding CCH II notes from the holders at a purchase price equal to 101% of the total principal amount of the notes, plus any accrued and unpaid interest.

      The indenture governing the CCH II notes contains restrictive covenants that limit certain transactions or activities by CCH II and its restricted subsidiaries, including the covenants summarized below. As of the issue date, all but two of CCH II’s direct and indirect subsidiaries were restricted subsidiaries.

      The covenant in the indenture governing the CCH II notes that restricts incurrence of debt and issuance of preferred stock permits CCH II and its subsidiaries to incur or issue specified amounts of debt or preferred stock, if, after giving effect to the incurrence, CCH II could meet a leverage ratio (ratio of consolidated debt to four times EBITDA from the most recent fiscal quarter for which internal financial reports are available) of 5.5 to 1.0.

      In addition, regardless of whether the leverage ratio could be met, so long as no default exists or would result from the incurrence or issuance, CCH II and its restricted subsidiaries are permitted to incur or issue:

•	up to $9.75 billion of debt under credit facilities, including debt under credit facilities outstanding on the issue date of the CCH II notes,

•	up to $75 million of debt incurred to finance the purchase or capital lease of new assets,

•	up to $300 million of additional debt for any purpose, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt, and interest rate swaps to provide protection against fluctuation in interest rates.

      The restricted subsidiaries of CCH II are generally not permitted to issue debt securities contractually subordinated to other debt of the issuing subsidiary or preferred stock, in either case in any public or Rule 144A offering.

      The CCH II indenture permits CCH II and its restricted subsidiaries to incur debt under one category, and later reclassify that debt into another category. Our and our subsidiaries’ credit agreements generally impose more restrictive limitations on incurring new debt than the CCH II indenture, so we and our subsidiaries that are subject to credit agreements are not permitted to utilize the full debt incurrence that would otherwise be available under the CCH II indenture covenants.

      Generally, under the CCH II indenture, CCH II and its restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, or make other specified restricted payments only if CCH II can incur $1.00 of new debt under the leverage ratio test, which requires that CCH II meet a 5.5 to 1.0 leverage ratio after giving effect to the transaction, and if no default exists or would exist as a consequence of such incurrence. If those conditions are met, restricted payments in a total amount of up to 100% of CCH II’s consolidated EBITDA, as defined, minus 1.3 times its consolidated interest expense, plus 100% of new cash and non-cash equity proceeds received by CCH II and not allocated to the debt incurrence covenants, all cumulatively from the fiscal quarter commenced July 1, 2003, plus $100 million.

      In addition, CCH II may make distributions or restricted payments, so long as no default exists or would be caused by transactions:

•	to repurchase management equity interests in amounts not to exceed $10 million per fiscal year;

•	regardless of the existence of any default, to pay pass-through tax liabilities in respect of ownership of equity interests in CCH II or its restricted subsidiaries;

•	regardless of the existence of any default, to pay interest when due on Charter Holdings notes, to pay, so long as there is no default, interest on the convertible senior notes (including the notes) of Charter, to purchase, redeem or refinance, so long as CCH II could incur $1.00 of indebtedness under the 5.5 to 1.0 leverage ratio test referred to above and there is no default, Charter Holdings notes, Charter notes, and other direct or indirect parent company notes (including the CCH II notes);

•	to make distributions in connection with the private exchanges pursuant to which the CCH II notes were issued; and

•	other specified restricted payments including merger fees up to 1.25% of the transaction value, repurchases using concurrent new issuances, and certain dividends on existing subsidiary preferred equity interests.

      The indenture governing the CCH II notes restrict CCH II and its restricted subsidiaries from making investments, except specified permitted investments, or creating new unrestricted subsidiaries, if there is a default under the indenture or if CCH II could not incur $1.00 of new debt under the 5.5 to 1.0 leverage ratio test described above after giving effect to the transaction.

      Permitted investments include:

•	investments by CCH II and its restricted subsidiaries in CCH II and in other restricted subsidiaries, or entities that become restricted subsidiaries as a result of the investment;

•	investments aggregating up to 100% of new cash equity proceeds received by CCH II since September 23, 2003 to the extent the proceeds have not been allocated to the restricted payments covenant described above;

•	investments resulting from the private exchanges pursuant to which the CCH II notes were issued;

•	other investments up to $750 million outstanding at any time; and

•	certain specified additional investments, such as investments in customers and suppliers in the ordinary course of business and investments received in connection with permitted asset sales.

      CCH II is not permitted to grant liens on its assets other than specified permitted liens. Permitted liens include liens securing debt and other obligations incurred under our amended and restated CCO credit facilities, liens securing the purchase price of new assets, and liens up to $50 million incurred in the ordinary course of business. The lien covenant does not restrict liens on assets of subsidiaries of CCH II.

Cross-Defaults

      Our indentures and those of certain of our subsidiaries include various events of default, including cross-default provisions. Under these provisions, a failure by any of the issuers or any of their restricted subsidiaries to pay at the final maturity thereof the principal amount of other indebtedness having a principal amount of $100 million or more (or any other default under any such indebtedness resulting in its acceleration) would result in an event of default under the indenture governing the applicable notes. The CC V Holdings indenture contains events of default that include a cross-default in the event of acceleration of, or failure to make payments when due or within the applicable grace period, by the CC V Issuers or any of their restricted subsidiaries, on any indebtedness of $5 million or more. The Renaissance indenture contains a similar cross-default provision with a $10 million threshold that applies to the issuers of the Renaissance notes and their restricted subsidiaries. As a result, an event of default related to the failure to repay principal at maturity or the acceleration of the indebtedness under the Charter Holdings notes, Charter Operating notes, the Charter Operating credit facilities or the CC V Holdings or Renaissance indentures could cause a cross-default under our subsidiaries’ indentures.

THE EXCHANGE OFFER

Terms of the Exchange Offer

      General. We issued the original notes on December 15, 2004 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

      In connection with the sale of original notes, the holders of the original notes became entitled to the benefits of the exchange and registration rights agreement, dated December 15, 2004, among us and the purchasers.

      Under the exchange and registration rights agreements, we became obligated to file a registration statement in connection with an exchange offer within 90 days after December 15, 2004 and to use our reasonable best efforts to have the exchange offer registration statement declared effective within 210 days after December 15, 2004. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the exchange and registration rights agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders of original notes known to us.

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all original notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

      Based on no-action letters issued by the staff of the Securities and Exchange Commission to third parties, we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act of 1933, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. This is true as long as the new notes are acquired in the ordinary course of the holders’ business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the Securities and Exchange Commission and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

      Each broker-dealer that receives new notes for its own account in exchange for original notes, where original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution” for additional information.

      We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuers and delivering new notes to such holders.

      If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “— Conditions” without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly as practicable after the expiration date.

      Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, or transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”

      Shelf Registration Statement. Pursuant to the exchange and registration rights agreement, if the exchange offer is not completed prior to the date on which the earliest of any of the following events occurs:

(a) existing law or applicable policy or interpretations of the staff of the Securities and Exchange Commission do not permit us to effect the exchange offer,

(b) any holder of notes notifies us that either:

(1) such holder is not eligible to participate in the exchange offer, or

(2) such holder participates in the exchange offer and does not receive freely transferable new notes in exchange for tendered original notes, or

(c) the exchange offer is not completed within 240 days after December 15, 2004, we will, at our cost:

•	file a shelf registration statement covering resales of the original notes,

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933 at the earliest possible time, but no later than 90 days after the time such obligation to file arises, and

•	use our reasonable best efforts to keep effective the shelf registration statement until the earlier of two years after the date as of which the Securities and Exchange Commission declares such shelf registration statement effective or the shelf registration otherwise becomes effective, or the time when all of the applicable original notes are no longer outstanding.

      If any of the events described occurs, we will refuse to accept any original notes and will return all tendered original notes.

      We will, if and when we file the shelf registration statement, provide to each holder of the original notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the original notes. A holder that sells original notes pursuant to the shelf registration statement generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers, and such a seller will be subject to civil liability provisions under the Securities Act of 1933 in connection with these sales. A seller of the original notes also will be bound by applicable provisions of the registration rights agreements, including indemnification obligations. In addition, each holder of original notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its original notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

      Expiration Date; Extensions; Amendment. We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term “expiration date” means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

      In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 5:00 p.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right

(a) to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

(b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

      Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

      Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

      To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile or an agent’s message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

      The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

      Only a holder of original notes may tender original notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name original notes are registered on our books on [                    ] or any other person who has obtained a properly completed bond power from the registered holder prior to [                    ].

      Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution”, unless the original notes are tendered:

(a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, are required to be guaranteed, such guarantee must be by an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name or names of the registered holder or holders appear on the original notes.

      If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with the letter of transmittal.

      All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent to the tendering holders of original notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion to

(a) purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under “— Conditions,” to terminate the exchange offer in accordance with the terms of the registration rights agreement and

(b) to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

      By tendering, each holder will represent to us that, among other things,

(a) the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

(b) neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes,

(c) neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes, and

(d) such holder or other person is not our “affiliate,” as defined under Rule 405 of the Securities Act of 1933, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable.

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent’s account with respect to the original notes in accordance with The Depository Trust Company’s procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent’s account at The Depository Trust Company, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message in lieu of the letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

      Holders who wish to tender their original notes and

(a) whose original notes are not immediately available or

(b) who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

(1) The tender is made through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof or agent’s message in lieu of the letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) such properly completed and executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered original notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. However, where the expiration date has been extended, tenders of original notes previously accepted for exchange as of the original expiration date may not be withdrawn.

      To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent as its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

(a) specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

(b) identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

(c) be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender, and

(d) Specify the name in which any such original notes are to be registered, if different from that of the depositor. All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Conditions

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the Securities and Exchange Commission.

      If we determine in our reasonable discretion that the foregoing condition exists, we may

(1) refuse to accept any original notes and return all tendered original notes to the tendering holders,

(2) extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

(3) waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

      Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Wells Fargo addressed as follows:

For Information by Telephone:

800-344-5128

Wells Fargo Bank, N.A.

By Regular Mail or Overnight Courier: Wells Fargo Bank, N.A. MAC #N9303-121 Corporate Trust Operations 6th and Marquette Avenue Minneapolis, MN 55479	By Hand: Wells Fargo Bank, N.A. 608 Second Avenue South Corporate Operations, 12th floor Minneapolis, MN 55402

By Registered/ Certified Mail:

Wells Fargo Bank, N.A.
MAC #N9303-121
Corporate Trust Operations
P.O. Box 1517
Minneapolis, MN 55480-1517

By Facsimile Transmission:

612-667-9825
(Telephone Confirmation)
800-344-5128

Fees and Expenses

      We have agreed to bear the expenses of the exchange offer pursuant to the exchange and registration rights agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

      The cash expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include fees and expenses of Wells Fargo Bank, National Association as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

      The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the notes.

Consequences of Failure to Exchange

      Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer. Accordingly, such original notes may be resold only

•	to us, upon redemption of these notes or otherwise,

•	so long as the original notes are eligible for resale pursuant to Rule 144A under the Securities Act of 1933, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A,

•	in accordance with Rule 144 under the Securities Act of 1933, or under another exemption from the registration requirements of the Securities Act of 1933, and based upon an opinion of counsel reasonably acceptable to us,

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act of 1933, or

•	under an effective registration statement under the Securities Act of 1933,

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

      We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act of 1933.

Other

      Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decision on what action to take with respect to the exchange offer.

DESCRIPTION OF THE NOTES

      This description of the notes relates to a series of floating rate senior notes (the “Notes”) of CCO Holdings, LLC and CCO Holdings Capital Corp. We refer to CCO Holdings, LLC and CCO Holdings Capital Corp., which are the co-obligors with respect to the Notes, as the Issuers, and we sometimes refer to them each as an “Issuer.” We may also refer to CCO Holdings, LLC as “CCO Holdings.” You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.”

      The original Notes were, and the new Notes will be, issued under an indenture, dated on or about the Issue Date (the “Indenture”), between the Issuers and Wells Fargo Bank, N.A., as trustee. The original Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act of 1933. See “Notice to Investors” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

      The form and terms of the new Notes will be the same in all material respects as to the form and terms of the original Notes, except that the new Notes will have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer and will not provide for additional interest in connection with registration defaults. The original notes have not been registered under the Securities Act of 1933 and are subject to certain transfer restrictions. Any original Notes remaining outstanding after the exchange offer shall be treated as a single class of securities with the new Notes.

      The following description is a summary of the provisions we consider material of the Indenture with respect to the Notes, dated the Issue Date, among the Issuers and the purchasers. It does not restate those agreements in their entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the respective Notes. Copies of the Indenture are available as set forth under “— Additional Information.”

Brief Description of the Notes

      The Notes are:

•	general unsecured obligations of the Issuers;

•	effectively subordinated in right of payment to any future secured Indebtedness of the Issuers, to the extent of the value of the assets securing such Indebtedness;

•	equal in right of payment to the 8 3/4% senior notes due 2013 and any future unsubordinated, unsecured Indebtedness of the Issuers;

•	structurally senior to the outstanding senior notes and senior discount notes of Charter Holdings, the outstanding senior notes of CCH II, LLC and CCH II Capital Corp. and the outstanding convertible senior notes of Charter Communications, Inc.;

•	senior in right of payment to any future subordinated Indebtedness of the Issuers; and

•	structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Issuers’ subsidiaries, including indebtedness under the Charter Operating credit facilities and senior second lien notes.

      At September 30, 2004, on a pro forma basis giving effect to the issuance and sale of the original Notes and the application of the net proceeds therefrom, as if those transactions had occurred on that date, the outstanding Indebtedness of CCO Holdings and its subsidiaries would have totaled approximately $7.8 billion, approximately $6.7 billion of which would have been Indebtedness of its Subsidiaries and, therefore, structurally senior to the Notes. See “Capitalization.”

      As of the Issue Date, all the Subsidiaries of CCO Holdings (except CCOH Sub, LLC and CCONR Sub, LLC) were “Restricted Subsidiaries.” Under the circumstances described below under “— Certain Covenants — Investments,” CCO Holdings will be permitted to designate additional Subsidiaries as

“Unrestricted Subsidiaries.” Unrestricted Subsidiaries will generally not be subject to the restrictive covenants in the Indenture.

Principal, Maturity and Interest

      The new Notes will be issued in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on December 15, 2010.

      The Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.125%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Trustee for the Notes. Interest on the Notes will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing on March 15, 2005. The Issuers will make each interest payment to the holders of record of the Notes on each immediately preceding March 1, June 1, September 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest on the Notes will be computed on the basis of a 360-day year for the actual number of days elapsed.

      “Determination Date,” with respect to any Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include March 14, 2005.

      “LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

      “Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service or a successor service).

      The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

      The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

      The original Notes were issued initially in the aggregate principal amount of $550 million. Subject to the limitations set forth under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuers may issue an unlimited principal amount of Additional Notes under the Indenture. The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture. For purposes of this description, unless otherwise indicated, references to the Notes include the Notes issued on the Issue Date and any Additional Notes subsequently issued under the Indenture.

Optional Redemption

      At any time prior to December 15, 2006, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes on a pro rata basis (or nearly as pro rata as practicable), at a redemption price equal to 100.00% of the principal amount thereof, plus a premium equal to the interest rate per annum applicable to the notes on the date notice of redemption is given, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of the Notes remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers and their Subsidiaries), and

(2) the redemption must occur within 60 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the Notes will not be redeemable at the option of the Issuers prior to December 15, 2006.

      On or after December 15, 2006, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of the Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage

2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s Notes pursuant to a “Change of Control Offer.” In the Change of Control Offer, the Issuers will offer a “Change of Control Payment” in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

      Within ten days following any Change of Control, the Issuers will mail a notice to each holder (with a copy to the trustee) describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on a certain date (the “Change of Control Payment Date”) specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 or any successor rules, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuers’ compliance with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

      On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuers.

      The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

      The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indentures are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

Asset Sales

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) CCO Holdings or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Board of Directors of CCO Holdings and evidenced by a resolution of such Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration therefor received by CCO Holdings or such Restricted Subsidiary is in the form of cash, Cash Equivalents or readily marketable securities.

      For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on CCO Holdings’ or such Restricted Subsidiary’s most recent balance sheet) of CCO Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases CCO Holdings or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by CCO Holdings or any such Restricted Subsidiary from such transferee that are converted by the recipient thereof into cash, Cash Equivalents or readily marketable securities within 60 days after receipt thereof (to the extent of the cash, Cash Equivalents or readily marketable securities received in that conversion); and

(c) Productive Assets.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, CCO Holdings or a Restricted Subsidiary of CCO Holdings may apply such Net Proceeds at its option:

(1) to repay debt under the Credit Facilities or any other Indebtedness of the Restricted Subsidiaries of CCO Holdings (other than Indebtedness represented by a guarantee of a Restricted Subsidiary of CCO Holdings); or

(2) to invest in Productive Assets; provided that any such amount of Net Proceeds which CCO Holdings or a Restricted Subsidiary has committed to invest in Productive Assets within 365 days of the applicable Asset Sale may be invested in Productive Assets within two years of such Asset Sale.

      The amount of any Net Proceeds received from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25 million, CCO Holdings will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is of equal priority with the Notes containing provisions requiring offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other Indebtedness of equal priority that may be purchased out of the Excess Proceeds, which amount includes the entire amount of the Net Proceeds. The offer price in any Asset Sale Offer will be payable in cash and equal to 100% of the principal amount of the subject Notes plus accrued and unpaid interest, if any, to the date of purchase. If the aggregate principal amount of Notes and such other Indebtedness of equal priority tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the Notes and such other Indebtedness of equal priority to be purchased on a pro rata basis.

      If any Excess Proceeds remain after consummation of an Asset Sale Offer, then CCO Holdings or any Restricted Subsidiary thereof may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Selection and Notice

      If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1) if any Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

      No Notes of $1,000 principal amount or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become irrevocably due and payable on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

      Set forth in this section are summaries of certain covenants contained in the Indenture.

      During any period of time that (a) any Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the applicable Indenture, CCO Holdings and the Restricted Subsidiaries of CCO Holdings will not be subject to the provisions of the Indenture described under:

•	“— Repurchase at the Option of Holders — Asset Sales,”

•	“— Restricted Payments,”

•	“— Investments,”

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	clause (D) of the first paragraph of “— Merger, Consolidation, or Sale of Assets,”

•	“— Transactions with Affiliates” and

•	“— Sale and Leaseback Transactions.”

      If CCO Holdings and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the applicable Notes below the required Investment Grade Ratings, or a Default or Event of Default occurs and is continuing, then CCO Holdings and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of CCO Holdings and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date.

Restricted Payments

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of its or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of CCO Holdings’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (x) solely in Equity Interests (other than Disqualified Stock) of CCO Holdings or (y), in the case of CCO Holdings and its Restricted Subsidiaries, to CCO Holdings or a Restricted Subsidiary thereof);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) any Equity Interests of CCO Holdings or any direct or indirect Parent of CCO Holdings or any Restricted Subsidiary of CCO Holdings (other than, in the case of CCO Holdings and their Restricted Subsidiaries, any such Equity Interests owned by CCO Holdings or any of its Restricted Subsidiaries); or

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of CCO Holdings that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof

(all such payments and other actions set forth in clauses (1) through (3) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

(2) CCO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by CCO Holdings and its Restricted Subsidiaries from and after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7) and (8) of the next succeeding paragraph), shall not exceed, at the date of determination, the sum of:

(a) an amount equal to 100% of the Consolidated EBITDA of CCO Holdings for the period beginning on the first day of the fiscal quarter commencing October 1, 2003 to the end of CCO Holdings’ most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.3 times the Consolidated Interest Expense of CCO Holdings for such period, plus

(b) an amount equal to 100% of Capital Stock Sale Proceeds less any amount of such Capital Stock Sale Proceeds used in connection with an Investment made on or after the Issue Date pursuant to clause (5) of the definition of “Permitted Investments,” plus

(c) $100 million.

      So long as no Default under the Indenture has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of CCO Holdings in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of CCO Holdings) of Equity Interests of CCO Holdings (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of CCO Holdings or any of its Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) regardless of whether a Default then exists, the payment of any dividend or distribution to the extent necessary to permit direct or indirect beneficial owners of shares of Capital Stock of CCO

Holdings to pay federal, state or local income tax liabilities that would arise solely from income of CCO Holdings or any of its Restricted Subsidiaries, as the case may be, for the relevant taxable period and attributable to them solely as a result of CCO Holdings (and any intermediate entity through which the holder owns such shares) or any of its Restricted Subsidiaries being a limited liability company, partnership or similar entity for federal income tax purposes;

(5) regardless of whether a Default then exists, the payment of any dividend by a Restricted Subsidiary of CCO Holdings to the holders of its common Equity Interests on a pro rata basis;

(6) the payment of any dividend on the Helicon Preferred Stock or the redemption, repurchase, retirement or other acquisition of the Helicon Preferred Stock in an amount not in excess of its aggregate liquidation value;

(7) the repurchase, redemption or other acquisition or retirement for value, or the payment of any dividend or distribution to the extent necessary to permit the repurchase, redemption or other acquisition or retirement for value, of any Equity Interests of CCO Holdings or a Parent of CCO Holdings held by any member of CCO Holdings’ or such Parent’s management pursuant to any management equity subscription agreement or stock option agreement entered into in accordance with the policies of CCO Holdings or any Parent; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10 million in any fiscal year of the Issuers;

(8) payment of fees in connection with any acquisition, merger or similar transaction in an amount that does not exceed an amount equal to 1.25% of the transaction value of such acquisition, merger or similar transaction; and

(9) additional Restricted Payments directly or indirectly to CCO Holdings or any Parent (i) regardless of whether a Default exists (other than a Default described in paragraphs (1), (2), (7) or (8) under the caption “Events of Default and Remedies”), for the purpose of enabling Charter Holdings, CCH II and/or any Charter Refinancing Subsidiary to pay interest when due on Indebtedness under the Charter Holdings Indentures, the CCH II Indentures and/or any Charter Refinancing Indebtedness, (ii) for the purpose of enabling CCI and/or any Charter Refinancing Subsidiary to pay interest when due on Indebtedness under the CCI Indentures and/or any Charter Refinancing Indebtedness and (iii) so long as CCO Holdings would have been permitted, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” (A) consisting of dividends or distributions to the extent required to enable CCH II, Charter Holdings, CCI or any Charter Refinancing Subsidiary to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire for value Indebtedness under the CCH II Indentures, the Charter Holdings Indentures, the CCI Indentures or any Charter Refinancing Indebtedness (including any expenses incurred by any Parent in connection therewith) or (B) consisting of purchases, redemptions or other acquisitions by CCO Holdings or its Restricted Subsidiaries of Indebtedness under the CCH II Indentures, the Charter Holdings Indentures, the CCI Indentures or any Charter Refinancing Indebtedness (including any expenses incurred by CCO Holdings and its Restricted Subsidiaries in connection therewith) and the distribution, loan or investment to any Parent of Indebtedness so purchased, redeemed or acquired.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by CCO Holdings or any of its Restricted Subsidiaries pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of CCO Holdings, whose resolution with respect thereto shall be delivered to the trustee. Such Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $100 million.

      Not later than the date of making any Restricted Payment involving an amount or fair market value in excess of $10 million, the Issuers shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Investments

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) make any Restricted Investment; or

(2) allow any of its Restricted Subsidiaries to become an Unrestricted Subsidiary,

unless, in each case:

(a) no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

(b) CCO Holdings would, at the time of, and after giving effect to, such Restricted Investment or such designation of a Restricted Subsidiary as an Unrestricted Subsidiary, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the applicable Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      An Unrestricted Subsidiary may be redesignated as a Restricted Subsidiary if such redesignation would not cause a Default.

Incurrence of Indebtedness and Issuance of Preferred Stock

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and CCO Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or Preferred Stock, provided that CCO Holdings or any of its Restricted Subsidiaries may incur Indebtedness, CCO Holdings may issue Disqualified Stock and subject to the final paragraph of this covenant below, Restricted Subsidiaries of CCO Holdings may incur Preferred Stock if the Leverage Ratio of CCO Holdings and its Restricted Subsidiaries would have been not greater than 4.5 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of the most recently ended fiscal quarter.

      So long as no Default under the Indenture shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by CCO Holdings and its Restricted Subsidiaries of Indebtedness under the Credit Facilities; provided that the aggregate principal amount of all Indebtedness of CCO Holdings and its Restricted Subsidiaries outstanding under this clause (1) for all Credit Facilities of CCO Holdings and its Restricted Subsidiaries after giving effect to such incurrence does not exceed an amount equal to $9.75 billion less the aggregate amount of all Net Proceeds from Asset Sales applied by CCO Holdings or any of its Restricted Subsidiaries to repay Indebtedness under a Credit Facility pursuant to the covenant described under “— Repurchase at the Option of Holders — Asset Sales;”

(2) the incurrence by CCO Holdings and its Restricted Subsidiaries of Existing Indebtedness (other than under the Credit Facilities);

(3) the incurrence on the Issue Date by CCO Holdings and its Restricted Subsidiaries of Indebtedness represented by the Notes (other than any Additional Notes);

(4) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) of Productive Assets of CCO Holdings or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $75 million at any time outstanding pursuant to this clause (4);

(5) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, in whole or in part, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under this clause (5), the first paragraph of this covenant or clauses (2) or (3) of this paragraph;

(6) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCO Holdings and any of its Restricted Subsidiaries; provided that:

(a) if CCO Holdings is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCO Holdings or a Restricted Subsidiary of CCO Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either CCO Holdings or a Restricted Subsidiary of CCO Holdings, shall be deemed, in each case, to constitute an incurrence of such Indebtedness that was not permitted by this clause (6);

(7) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

(8) the guarantee by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness of a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(9) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding under this clause (9), not to exceed $300 million; and

(10) the accretion or amortization of original issue discount and the write up of Indebtedness in accordance with purchase accounting.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, any Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (1) above and, in the event that an item of proposed Indebtedness (other than any Indebtedness initially deemed on the Issue Date to be incurred under clause (1) above) (a) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or (b) is entitled to be incurred pursuant to the first paragraph of this covenant, CCO Holdings will be permitted to classify and from time to time to reclassify such item of Indebtedness in any manner that complies with this covenant. Once any item of Indebtedness is so reclassified, it will no longer be deemed outstanding under the category of Permitted Debt, where initially incurred or previously reclassified. For avoidance of doubt, Indebtedness incurred pursuant to a single agreement, instrument, program, facility or line of credit may be classified as Indebtedness arising in part under one of the clauses listed above or under the first paragraph of this covenant, and in part under any one or more of the clauses listed above, to the extent that such Indebtedness satisfies the criteria for such classification.

      Notwithstanding the foregoing, in no event shall any Restricted Subsidiary of CCO Holdings consummate a Subordinated Debt Financing or a Preferred Stock Financing. A “Subordinated Debt Financing” or a “Preferred Stock Financing,” as the case may be, with respect to any Restricted Subsidiary of CCO Holdings shall mean a public offering or private placement (whether pursuant to

Rule 144A under the Securities Act or otherwise) of Subordinated Notes or Preferred Stock (whether or not such Preferred Stock constitutes Disqualified Stock), as the case may be, of such Restricted Subsidiary to one or more purchasers (other than to one or more Affiliates of CCO Holdings). “Subordinated Notes” with respect to any Restricted Subsidiary of CCO Holdings shall mean Indebtedness of such Restricted Subsidiary that is contractually subordinated in right of payment to any other Indebtedness of such Restricted Subsidiary (including, without limitation, Indebtedness under the Credit Facilities). The foregoing limitation shall not apply to

(a) any Indebtedness or Preferred Stock of any Person existing at the time such Person is merged with or into or becomes a Subsidiary of CCO Holdings; provided that such Indebtedness or Preferred Stock was not incurred or issued in connection with, or in contemplation of, such Person merging with or into, or becoming a Subsidiary of, CCO Holdings, and

(b) any Indebtedness or Preferred Stock of a Restricted Subsidiary issued in connection with, and as part of the consideration for, an acquisition, whether by stock purchase, asset sale, merger or otherwise, in each case involving such Restricted Subsidiary, which Indebtedness or Preferred Stock is issued to the seller or sellers of such stock or assets; provided that such Restricted Subsidiary is not obligated to register such Indebtedness or Preferred Stock under the Securities Act or obligated to provide information pursuant to Rule 144A under the Securities Act.

Liens

      The Indenture will provide that CCO Holdings will not, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset of CCO Holdings, whether owned on the Issue Date or thereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

      CCO Holdings will not, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock to CCO Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to CCO Holdings or any of its Restricted Subsidiaries;

(2) make loans or advances to CCO Holdings or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to CCO Holdings or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness as in effect on the Issue Date (including, without limitation, the Indebtedness under any of the Credit Facilities) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the most restrictive Existing Indebtedness, as in effect on the Issue Date;

(2) the Indenture and the Notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by CCO Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases, franchise agreements and other commercial agreements entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness or other obligations otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “— Liens” that limit the right of CCO Holdings or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions are no more restrictive, taken as a whole, than the terms contained in the most restrictive, together or individually, of the Credit Facilities as in effect on the Issue Date; and

(13) restrictions that are not materially more restrictive, taken as a whole, than customary provisions in comparable financings and that the management of CCO Holdings determines, at the time of such financing, will not materially impair the Issuers’ ability to make payments as required under the Notes.

Merger, Consolidation or Sale of Assets

      Neither Issuer may, directly or indirectly, (1) consolidate or merge with or into another Person or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(A) either:

(i) such Issuer is the surviving Person; or

(ii) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, provided that if the Person formed by or surviving any such consolidation or merger with such Issuer is a limited liability company or a Person other than a corporation, a corporate co-issuer shall also be an obligor with respect to the Notes;

(B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of such Issuer under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

(C) immediately after such transaction no Default or Event of Default exists; and

(D) such Issuer or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period,

(x) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(y) have a Leverage Ratio immediately after giving effect to such consolidation or merger no greater than the Leverage Ratio immediately prior to such consolidation or merger.

      In addition, CCO Holdings may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The foregoing clause (D) of this “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among CCO Holdings and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to CCO Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCO Holdings or such Restricted Subsidiary with an unrelated Person; and

(2) CCO Holdings delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $15 million, a resolution of the Board of Directors of CCO Holdings or CCI set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of such Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $50 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any existing employment agreement entered into by CCO Holdings or any of its Subsidiaries and any employment agreement entered into by CCO Holdings or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of CCO Holdings or any Parent or such Restricted Subsidiary;

(2) transactions between or among CCO Holdings and/or its Restricted Subsidiaries;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of CCO Holdings, and customary indemnification and insurance arrangements in favor of directors, regardless of affiliation with CCO Holdings or any of its Restricted Subsidiaries;

(4) payment of Management Fees;

(5) Restricted Payments that are permitted by the provisions of the covenant described above under the caption “— Restricted Payments” and Restricted Investments that are permitted by the provisions of the covenant described above under the caption “— Investments”;

(6) Permitted Investments; and

(7) transactions pursuant to agreements existing on the Issue Date, as in effect on the Issue Date, or as subsequently modified, supplemented, or amended, to the extent that any such modifications, supplements, or amendments complied with the applicable provisions of the first paragraph of this covenant.

Sale and Leaseback Transactions

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that CCO Holdings and its Restricted Subsidiaries may enter into a sale and leaseback transaction if:

(1) CCO Holdings or such Restricted Subsidiary could have

(a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Leverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens” or the definition of “Permitted Liens”; and

(2) the transfer of assets in that sale and leaseback transaction is permitted by, and CCO Holdings or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      The foregoing restrictions do not apply to a sale and leaseback transaction if the lease is for a period, including renewal rights, of not in excess of three years.

Limitations on Issuances of Guarantees of Indebtedness

      CCO Holdings will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of CCO Holdings, except in respect of the Credit Facilities (the “Guaranteed Indebtedness”), unless

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee (a “Subsidiary Guarantee”) of the payment of the Notes by such Restricted Subsidiary, and

(2) until one year after all the Notes have been paid in full in cash, such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against CCO Holdings or any other Restricted Subsidiary of CCO Holdings as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee or any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

      If the Guaranteed Indebtedness is subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Payments for Consent

      CCO Holdings will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the Securities and Exchange Commission, so long as any Notes are outstanding, the Issuers will furnish to the holders of the Notes, within the time periods specified in the Securities and Exchange Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if the Issuers were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and, with respect to the annual information only, a report on the annual consolidated financial statements of CCO Holdings of its independent public accountants; and

(2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if the Issuers were required to file such reports.

      If CCO Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of CCO Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of CCO Holdings.

      In addition, after consummation of the exchange offer, whether or not required by the Securities and Exchange Commission, the Issuers will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Securities and Exchange Commission for public availability within the time periods specified in the Securities and Exchange Commission’s rules and regulations, unless the Securities and Exchange Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

      Each of the following is an Event of Default with respect to the Notes:

(1) default for 30 consecutive days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of or premium, if any, on the Notes;

(3) failure by CCO Holdings or any of its Restricted Subsidiaries to comply with the provisions of the Indenture described under the captions “— Repurchase at the Option of Holders — Change of Control” or “— Certain Covenants — Merger, Consolidation, or Sale of Assets”;

(4) failure by CCO Holdings or any of its Restricted Subsidiaries for 30 consecutive days after written notice thereof has been given to CCO Holdings by the trustee or to CCO Holdings and the trustee by holders of at least 25% of the aggregate principal amount of the applicable series of Notes outstanding to comply with any of their other covenants or agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CCO Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by CCO Holdings or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay at final stated maturity the principal amount on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more;

(6) failure by CCO Holdings or any of its Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $100 million, net of applicable insurance which has not been denied in writing by the insurer, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) CCO Holdings or any of its Significant Subsidiaries pursuant to or within the meaning of bankruptcy law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a custodian of it or for all or substantially all of its property, or

(d) makes a general assignment for the benefit of its creditors; or

(8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(a) is for relief against CCO Holdings or any of its Significant Subsidiaries in an involuntary case;

(b) appoints a custodian of CCO Holdings or any of its Significant Subsidiaries or for all or substantially all of the property of CCO Holdings or any of its Significant Subsidiaries; or

(c) orders the liquidation of CCO Holdings or any of its Significant Subsidiaries;

      and the order or decree remains unstayed and in effect for 60 consecutive days.

      In the case of an Event of Default described in the foregoing clauses (7) and (8) with respect to CCO Holdings, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable immediately.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, the holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default under the Indenture (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, or premium, if any, on, the Notes.

      The Issuers will be required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers will be required to deliver to the trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees, Members and Stockholders

      No director, officer, employee or incorporator of the Issuers, as such, and no member or stockholder of the Issuers, as such, shall have any liability for any obligations of the Issuers under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to any outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

      In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that

(a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or

(b) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default under the Indenture shall have occurred and be continuing either:

(a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or

(b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of their Restricted Subsidiaries is a party or by which the Issuers or any of their Restricted Subsidiaries is bound;

(6) the Issuers must have delivered to the trustee an opinion of counsel to the effect that after the 91st day, assuming no intervening bankruptcy, that no holder is an insider of either of the Issuers following the deposit and that such deposit would not be deemed by a court of competent jurisdiction a transfer for the benefit of the Issuers in their capacities as such, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of the Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

      Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all applicable Notes not theretofore delivered to the trustee for cancellation

(a) have become due and payable or

(b) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers.

Amendment, Supplement and Waiver

      Except as provided below, the Indenture or Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes. Any existing Default or compliance with any provision of the Indenture or the Notes (other than any provision relating to the right of any holder of a Note to bring suit for the enforcement of any payment of principal, premium, if any, and interest on the Note, on or after the scheduled due dates expressed in the Notes) may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes.

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the payment provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or extend the time for payment of interest on any Note;

(4) waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or premium, if any, or interest on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers and the trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for or confirm the issuance of Additional Notes;

(4) to provide for the assumption of the Issuers’ obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ assets;

(5) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder; or

(6) to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or otherwise as necessary to comply with applicable law.

Governing Law

      The Indenture and the Notes will be governed by the laws of the State of New York.

Concerning the Trustee

      If the trustee becomes a creditor of the Issuers, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the trustee indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the Indenture and the registration rights agreement without charge by writing to the Issuers at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, Attention: Corporate Secretary.

Book-Entry, Delivery and Form

      Except as set forth below, new Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

      The new Notes initially will be issued in the form of global securities filed in book-entry form. The new Notes will be deposited upon issuance with the trustee, as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., and DTC or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Unless it is exchanged in whole or in part for debt securities in definitive form as described below, a global security may not be transferred. However, transfers of the whole security between DTC and its nominee or their respective successors are permitted.

      Upon the issuance of a global security, DTC or its nominee will credit on its internal system the principal amount at maturity of the individual beneficial interest represented by the global security acquired by the persons in sale of the original notes. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or persons that hold interests through participants. Ownership of beneficial interests will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security. Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediate available funds to DTC’s nominee as the registered owner of the global securities. The Issuers and the trustee will treat DTC’s nominee as the owner of the global securities for all other purchasers will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the Issuers, the trustee or the initial purchasers.

      So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the global security for the purposes of:

      (1) receiving payment on the Notes;

      (2) receiving notices; and

      (3) for all other purposes under the Indenture and the Notes.

      Beneficial interests in the new Notes will be evidenced only by, and transfers of the Notes will be effected only through records maintained by DTC and its participants.

      Except as described above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of the global security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant, the person must rely on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if the issuers request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised the Issuers that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given the direction.

      DTC has provided the following information to us. DTC is a:

      (1) limited-purpose trust company organized under the New York Banking Law;

      (2) a banking organization within the meaning of the New York Banking Law;

      (3) a member of the United States Federal Reserve System;

      (4) a clearing corporation within the meaning of the New York Uniform Commercial Code; and

      (5) a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

      DTC has further advised us that:

      (1) DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

      (2) direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

      (3) DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

      (4) access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with direct participants, either directly or indirectly; and

      (5) the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform these procedures, and the procedures may be discontinued at any time. None of the Issuers, the trustee, any agent of the Issuers or the purchasers of the original notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, payments made on account of, or beneficial ownership interests in, global notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We have provided the foregoing descriptions of the operations and procedures of DTC solely as a matter of convenience. DTC’s operations and procedures are solely within DTC’s control and are subject to change by DTC from time to time. Neither we, the initial purchasers nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Exchange of Book-Entry Notes for Certificated Notes

      A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if (i) DTC (x) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes and the Issuers thereupon fail to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture and in accordance with the certification requirements set forth in the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless the Issuers determine otherwise in compliance with applicable law.

Exchange of Certificated Notes for Book-Entry Notes

      Notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same-Day Settlement and Payment

      Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to Notes in certificated form, the Issuers will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTALSM market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

      This section sets forth certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Notes” means the Issuers’ Senior Floating Rate Notes due 2010 issued under the Indenture in addition to the original Notes (other than Notes issued in exchange for the original Notes and certain original Notes identified in the Indenture).

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

      “Asset Acquisition” means

(a) an Investment by CCO Holdings or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of CCO Holdings or any of its Restricted Subsidiaries or shall be merged with or into CCO Holdings or any of its Restricted Subsidiaries, or

(b) the acquisition by CCO Holdings or any of its Restricted Subsidiaries of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of the Cable Related Business consistent with applicable past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation, or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any Restricted Subsidiary of CCO Holdings or the sale of Equity Interests in any Restricted Subsidiary of CCO Holdings.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that:

(a) involves assets having a fair market value of less than $100 million; or

(b) results in net proceeds to CCO Holdings and its Restricted Subsidiaries of less than $100 million;

(2) a transfer of assets between or among CCO Holdings and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of CCO Holdings to CCO Holdings or to another Wholly Owned Restricted Subsidiary of CCO Holdings;

(4) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments,” a Restricted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Investments” or a Permitted Investment;

(5) the incurrence of Liens not prohibited by the Indenture and the disposition of assets related to such Liens by the secured party pursuant to a foreclosure; and

(6) any disposition of cash or Cash Equivalents.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessee, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act) such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

      “Board of Directors” means the board of directors or comparable governing body of CCI or if so specified CCO Holdings, in either case, as constituted as of the date of any determination required to be made, or action required to be taken, pursuant to the Indenture.

      “Cable Related Business” means the business of owning cable television systems and businesses ancillary, complementary and related thereto.

      “Capital Corp.” means, CCO Holdings Capital Corp., a Delaware corporation, and any successor Person thereto.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest (other than any debt obligation) or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Capital Stock Sale Proceeds” means the aggregate net cash proceeds (including the fair market value of the non-cash proceeds, as determined by an independent appraisal firm) received by CCO Holdings or its Restricted Subsidiaries from and after the Issue Date, in each case

(x) as a contribution to the common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock and other than issuances or sales to a Subsidiary of CCO Holdings) of CCO Holdings after November 10, 2003, or

(y) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of CCO Holdings that have been converted into or exchanged for such

Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of CCO Holdings).

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having combined capital and surplus in excess of $500 million and a Thompson Bank Watch Rating at the time of acquisition of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having a rating at the time of acquisition of at least “P-1” from Moody’s or at least “A-1” from S&P and in each case maturing within twelve months after the date of acquisition;

(6) corporate debt obligations maturing within twelve months after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” or “P-1” by Moody’s or “AAA” or “A-1” by S&P;

(7) auction-rate Preferred Stocks of any corporation maturing not later than 45 days after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” by Moody’s or “AAA” by S&P;

(8) securities issued by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, maturing not later than six months after the date of acquisition thereof, rated at the time of acquisition at least “A” by Moody’s or S&P; and

(9) money market or mutual funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (8) of this definition.

      “CCH I” means CCH I, LLC, a Delaware limited liability company, and any successor Person thereto.

      “CCH II” means CCH II, LLC, a Delaware limited liability company, and any successor Person thereto.

      “CCH II Indentures” means, collectively, the indenture entered into by CCH II and CCH II Capital Corp., a Delaware corporation, with respect to their 10.25% Senior Notes due 2010 and any indentures, note purchase agreements or similar documents entered into by CCH II and CCH II Capital Corp. for the purpose of incurring Indebtedness in exchange for, or the proceeds for which are used to refinance, any of the Indebtedness described above, in each case, together with all instruments and other agreements entered into by CCH II and CCH II Capital Corp. in connection therewith, as any of the foregoing may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “CCI” means Charter Communications, Inc., a Delaware corporation, and any successor Person thereto.

      “CCI Indentures” means, collectively, the indentures entered into by CCI with respect to its 4.75% Convertible Senior Notes due 2006, its 5.875% Convertible Senior Notes due 2009, and any indentures, note purchase agreements or similar documents entered into by CCI after the Issue Date for the purpose of incurring Indebtedness in exchange for, or the proceeds of which are used to refinance, any of the Indebtedness described above, in each case, together with all instruments and other agreements entered into by CCI in connection therewith, as any of the foregoing may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “CCO Holdings” means CCO Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

      “Change of Control” means the occurrence of any of the following:

(1) the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than Paul G. Allen and the Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of CCO Holdings or a Parent (except the liquidation of any Parent into any other Parent);

(3) the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any “person” (as defined above) other than Paul G. Allen and Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of CCO Holdings or a Parent, measured by voting power rather than the number of shares, unless Paul G. Allen or a Related Party Beneficially Owns, directly or indirectly, a greater percentage of Voting Stock of CCO Holdings or such Parent, as the case may be, measured by voting power rather than the number of shares, than such person;

(4) after the Issue Date, the first day on which a majority of the members of the Board of Directors of CCI are not Continuing Directors;

(5) CCO Holdings or a Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, CCO Holdings or a Parent, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of CCO Holdings or such Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of CCO Holdings or such Parent outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance; or

(6) (i) Charter Communications Holdings Company, LLC shall cease to own beneficially, directly or indirectly, 100% of the Capital Stock of Charter Holdings or (ii) Charter Holdings shall cease to own beneficially, directly or indirectly, 100% of the Capital Stock of CCO Holdings.

      “Charter Holdings” means Charter Communications Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

      “Charter Holdings Indentures” means, collectively (a) the indentures entered into by Charter Holdings and Charter Communications Holdings Capital Corporation in connection with the issuance of each 8.250% Senior Notes Due 2007 dated March 1999, 8.625% Senior Notes Due 2009 dated March 1999, 9.920% Senior Discount Notes Due 2011 dated March 1999, 10.000% Senior Notes Due 2009 dated January 2000, 10.250% Senior Notes Due 2010 dated January 2000, 11.750% Senior Discount Notes Due 2010 dated January 2000, 10.750% Senior Notes Due 2009 dated January 2001, 11.125% Senior Notes Due 2011 dated January 2001, 13.500% Senior Discount Notes Due 2011 dated January 2001, 9.625% Senior Notes Due 2009 dated May 2001, 10.000% Senior Notes Due 2011 dated May 2001, 11.750% Senior Discount Notes Due 2011 dated May 2001, 9.625% Senior Notes Due 2009 dated January 2002, 10.000% Senior Notes Due 2011 dated January 2002, and 11.750% Senior Discount Notes Due 2011 dated January 2002, and (b) any indentures, note purchase agreements or similar documents entered into by

Charter Holdings and/or Charter Communications Holdings Capital Corporation after the Issue Date for the purpose of incurring Indebtedness in exchange for, or proceeds of which are used to refinance, any of the Indebtedness described in the foregoing clause (a), in each case, together with all instruments and other agreements entered into by Charter Holdings or Charter Communications Holdings Capital Corporation in connection therewith, as the same may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “Charter Refinancing Indebtedness” means any Indebtedness of a Charter Refinancing Subsidiary issued in exchange for, or the net proceeds of which are used within 90 days after the date of issuance thereof to extend, refinance, renew, replace, defease, purchase, acquire or refund (including successive extensions, refinancings, renewals, replacements, defeasances, purchases, acquisitions or refunds), Indebtedness initially incurred under any one or more of the Charter Holdings Indentures, the CCI Indentures, the CCH II Indentures or the Indenture; provided that:

(1) the principal amount (or accreted value, if applicable) of such Charter Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased, purchased, acquired or refunded (plus the amount of reasonable fees, commissions and expenses incurred in connection therewith); and

(2) such Charter Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Charter Refinancing Subsidiary” means CCH I, CCH II or any other directly or indirectly wholly owned Subsidiary (and any related corporate co-obligor if such Subsidiary is a limited liability company or other association not taxed as a corporation) of CCI or Charter Communications Holding Company, LLC, which is or becomes a Parent.

      “Consolidated EBITDA” means with respect to any Person, for any period, the net income of such Person and its Restricted Subsidiaries for such period plus, to the extent such amount was deducted in calculating such net income:

(1) Consolidated Interest Expense;

(2) income taxes;

(3) depreciation expense;

(4) amortization expense;

(5) all other non-cash items, extraordinary items, nonrecurring and unusual items and the cumulative effects of changes in accounting principles reducing such net income, less all non-cash items, extraordinary items, nonrecurring and unusual items and cumulative effects of changes in accounting principles increasing such net income, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP;

(6) amounts actually paid during such period pursuant to a deferred compensation plan; and

(7) for purposes of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” relating to permitted debt (as defined therein), only, Management Fees;

provided that Consolidated EBITDA shall not include:

(x) the net income (or net loss) of any Person that is not a Restricted Subsidiary (“Other Person”), except

(i) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Restricted Subsidiaries by such Other Person during such period; and

(ii) with respect to net losses, to the extent of the amount of investments made by such Person or any Restricted Subsidiary of such Person in such Other Person during such period;

(y) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (3) of the covenant described under the caption “— Certain Covenants — Restricted Payments” (and in such case, except to the extent includable pursuant to clause (x) above), the net income (or net loss) of any Other Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with such Person or any Restricted Subsidiaries or all or substantially all of the property and assets of such Other Person are acquired by such Person or any of its Restricted Subsidiaries; and

(z) the net income of any Restricted Subsidiary of CCO Holdings to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary (other than any agreement or instrument evidencing Indebtedness or Preferred Stock (i) outstanding on the Issue Date or (ii) incurred or issued thereafter in compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that (a) the terms of any such agreement or instrument restricting the declaration and payment of dividends or similar distributions apply only in the event of a default with respect to a financial covenant or a covenant relating to payment, beyond any applicable period of grace, contained in such agreement or instrument, (b) such terms are determined by such Person to be customary in comparable financings and (c) such restrictions are determined by CCO Holdings not to materially affect the Issuers’ ability to make principal or interest payments on the applicable Notes when due).

      “Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1) the total amount of outstanding Indebtedness of such Person and its Restricted Subsidiaries, plus

(2) the total amount of Indebtedness of any other Person that has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus

(3) the aggregate liquidation value of all Disqualified Stock of such Person and all Preferred Stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

      “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

excluding, however, any amount of such interest of any Restricted Subsidiary of the referent Person if the net income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof), in each case, on a consolidated basis and in accordance with GAAP.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CCI who:

(1) was a member of the Board of Directors of CCI on the Issue Date; or

(2) was nominated for election or elected to the Board of Directors of CCI, with the approval of a majority of the Continuing Directors who were members of such Board of Directors of CCI at the time of such nomination or election or whose election or appointment was previously so approved.

      “Credit Facilities” means, with respect to CCO Holdings and/or its Restricted Subsidiaries, one or more debt facilities or commercial paper facilities, in each case with banks or other lenders (other than a Parent of the Issuers) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease or conveyance, or other disposition of all or substantially all of such Person’s assets or Capital Stock.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CCO Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that CCO Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any private or underwritten public offering of Qualified Capital Stock of CCO Holdings or a Parent of which the gross proceeds to CCO Holdings or received by CCO Holdings as a capital contribution from such Parent (directly or indirectly), as the case may be, are at least $25 million.

      “Existing Indebtedness” means Indebtedness of CCO Holdings and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and

statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

      “Guarantee” or “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, measured as the lesser of the aggregate outstanding amount of the Indebtedness so guaranteed and the face amount of the guarantee.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) interest rate option agreements, foreign currency exchange agreements, foreign currency swap agreements; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in interest and currency exchange rates.

      “Helicon Preferred Stock” means the preferred limited liability company interest of Charter-Helicon LLC with an aggregate liquidation value of $25 million.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing the notional amount of any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

      “Investments” means, with respect to any Person, all investments by such Person in other Persons, including Affiliates, in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

      “Issue Date” means December 15, 2004.

      “Leverage Ratio” means, as to CCO Holdings, as of any date, the ratio of:

(1) the Consolidated Indebtedness of CCO Holdings on such date to

(2) the aggregate amount of Consolidated EBITDA for CCO Holdings for the most recently ended fiscal quarter for which internal financial statements are available multiplied by four (the “Reference Period”).

      In addition to the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated on a pro forma basis after giving effect to

(1) the issuance of the Notes;

(2) the incurrence of the Indebtedness or the issuance of the Disqualified Stock or other Preferred Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence or issuance (and the application of the proceeds therefrom) or repayment of other Indebtedness, Disqualified Stock or Preferred Stock, other than the incurrence or repayment of Indebtedness for ordinary working capital purposes, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination, as if such incurrence (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period;

(3) any Dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any person that becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for or issuing Indebtedness, Disqualified Stock or Preferred Stock) made on or subsequent to the first day of the Reference Period and on or prior to the date of determination, as if such Disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness, Disqualified Stock or Preferred Stock and also including any Consolidated EBITDA associated with such Asset Acquisition, including any cost savings adjustments in compliance with Regulation S-X promulgated by the Securities and Exchange Commission) had occurred on the first day of the Reference Period.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Management Fees” means the fees payable to CCI pursuant to the management and mutual services agreements between any Parent of CCO Holdings and/or Charter Communications Operating, LLC and between any Parent of CCO Holdings and other Restricted Subsidiaries of CCO Holdings and pursuant to the limited liability company agreements of certain Restricted Subsidiaries as such management, mutual services or limited liability company agreements exist on the Issue Date (or, if later, on the date any new Restricted Subsidiary is acquired or created), including any amendment or replacement thereof, provided, that any such new agreements or amendments or replacements of existing agreements is not more disadvantageous to the holders of the Notes in any material respect than such management agreements existing on the Issue Date and further provided, that such new, amended or replacement management agreements do not provide for percentage fees, taken together with fees under existing agreements, any higher than 3.5% of CCI’s consolidated total revenues for the applicable payment period.

      “Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

      “Net Proceeds” means the aggregate cash proceeds received by CCO Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof or taxes paid or payable as a result thereof (including amounts distributable in respect of owners’, partners’ or members’ tax liabilities resulting from such sale), in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither CCO Holdings nor any of its Restricted Subsidiaries

(a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b) is directly or indirectly liable as a guarantor or otherwise; or

(c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of CCO Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of CCO Holdings or any of its Restricted Subsidiaries.

      “Parent” means CCH II, CCH I, Charter Holdings, Charter Communications Holding Company, LLC, CCI and/or any direct or indirect Subsidiary of the foregoing 100% of the Capital Stock of which is owned directly or indirectly by one or more of the foregoing Persons, as applicable, and that directly or indirectly beneficially owns 100% of the Capital Stock of CCO Holdings, and any successor Person to any of the foregoing.

      “Permitted Investments” means:

(1) any Investment by CCO Holdings in a Restricted Subsidiary thereof, or any Investment by a Restricted Subsidiary of CCO Holdings in CCO Holdings or in another Restricted Subsidiary of CCO Holdings;

(2) any Investment in Cash Equivalents;

(3) any Investment by CCO Holdings or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of CCO Holdings; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCO Holdings or a Restricted Subsidiary of CCO Holdings;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) any Investment made out of the net cash proceeds of the issue and sale after November 10, 2003 (other than to a Subsidiary of CCO Holdings) of Equity Interests (other than Disqualified

Stock) of CCO Holdings to the extent that such net cash proceeds have not been applied to make a Restricted Payment or to effect other transactions pursuant to the covenant described under “— Restricted Payments”;

(6) other Investments in any Person (other than any Parent) having an aggregate fair market value when taken together with all other Investments in any Person made by CCO Holdings and its Restricted Subsidiaries (without duplication) pursuant to this clause (6) from and after the Issue Date, not to exceed $750 million (initially measured on the date each such Investment was made and without giving effect to subsequent changes in value, but reducing the amount outstanding by the aggregate amount of principal, interest, dividends, distributions, repayments, proceeds or other value otherwise returned or recovered in respect of any such Investment, but not to exceed the initial amount of such Investment) at any one time outstanding; and

(7) Investments in customers and suppliers in the ordinary course of business which either

(A) generate accounts receivable, or

(B) are accepted in settlement of bona fide disputes.

      “Permitted Liens” means:

(1) Liens on the assets of CCO Holdings securing Indebtedness and other obligations under any of the Credit Facilities;

(2) Liens in favor of CCO Holdings;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with CCO Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CCO Holdings;

(4) Liens on property existing at the time of acquisition thereof by CCO Holdings; provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) purchase money mortgages or other purchase money Liens (including, without limitation, any Capitalized Lease Obligations) incurred by CCO Holdings upon any fixed or capital assets acquired after the Issue Date or purchase money mortgages (including, without limitation, Capital Lease Obligations) on any such assets, whether or not assumed, existing at the time of acquisition of such assets, whether or not assumed, so long as

(a) such mortgage or lien does not extend to or cover any of the assets of CCO Holdings, except the asset so developed, constructed, or acquired, and directly related assets such as enhancements and modifications thereto, substitutions, replacements, proceeds (including insurance proceeds), products, rents and profits thereof, and

(b) such mortgage or lien secures the obligation to pay all or a portion of the purchase price of such asset, interest thereon and other charges, costs and expenses (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) and is incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

(7) Liens existing on the Issue Date (other than in connection with the Credit Facilities) and replacement Liens therefor that do not encumber additional property;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(10) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(11) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligation, bankers’ acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(12) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of CCO Holdings or any of its Restricted Subsidiaries;

(13) Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

(14) Liens arising from filing Uniform Commercial Code financing statements regarding leases or other Uniform Commercial Code financing statements for precautionary purposes relating to arrangements not constituting Indebtedness;

(15) Liens arising from the rendering of a final judgment or order against CCO Holdings or any of its Restricted Subsidiaries that does not give rise to an Event of Default;

(16) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(17) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect CCO Holdings or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(18) Liens consisting of any interest or title of licensor in the property subject to a license;

(19) Liens on the Capital Stock of Unrestricted Subsidiaries;

(20) Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

(21) Liens incurred in the ordinary course of business of CCO Holdings and its Restricted Subsidiaries with respect to obligations which in the aggregate do not exceed $50 million at any one time outstanding;

(22) Liens in favor of the trustee arising under the Indentures and similar provisions in favor of trustees or other agents or representatives under indentures or other agreements governing debt instruments entered into after the date hereof;

(23) Liens in favor of the trustee for its benefit and the benefit of holders of the Notes, as their respective interests appear; and

(24) Liens securing Permitted Refinancing Indebtedness, to the extent that the Indebtedness being refinanced was secured or was permitted to be secured by such Liens.

      “Permitted Refinancing Indebtedness” means any Indebtedness of CCO Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used within 60 days after the date of issuance thereof to extend, refinance, renew, replace, defease or refund, other Indebtedness of CCO Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that unless permitted otherwise by the Indenture, no Indebtedness of any Restricted Subsidiary may be issued in exchange for, nor may the net proceeds of Indebtedness be used to extend, refinance, renew, replace, defease or refund, Indebtedness of the direct or indirect parent of such Restricted Subsidiary; provided further that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), except to the extent that any such excess principal amount would be then permitted to be incurred by other provisions of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which, by its terms, is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Productive Assets” means assets (including assets of a referent Person owned directly or indirectly through ownership of Capital Stock) of a kind used or useful in the Cable Related Business.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

      “Rating Agencies” means Moody’s and S&P.

      “Related Party” means: (1) the spouse or an immediate family member, estate or heir of Paul G. Allen; or (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of Paul G. Allen and/or such other Persons referred to in the immediately preceding clause (1).

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

      “Significant Subsidiary” means (a) with respect to any Person, any Restricted Subsidiary of such Person which would be considered a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and (b) in addition, with respect to CCO Holdings, Capital Corp.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness on the Issue Date, or, if none, the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and, in the case of any such entity of which 50% of the total voting power of shares of Capital Stock is so owned or controlled by such Person or one or more of the other Subsidiaries of such Person, such Person and its Subsidiaries also have the right to control the management of such entity pursuant to contract or otherwise; and

(2) any partnership

(a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or

(b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

      “Unrestricted Subsidiary” means any Subsidiary of CCO Holdings that is designated by the Board of Directors of CCO Holdings or CCI as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with CCO Holdings or any Restricted Subsidiary of CCO Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCO Holdings or any Restricted Subsidiary of CCO Holdings than those that might be obtained at the time from Persons who are not Affiliates of CCO Holdings unless such terms constitute Investments permitted by the covenant described above under the caption “— Certain Covenants — Investments,” Permitted Investments, Asset Sales permitted under the covenant described above under the caption “— Repurchase at the Option of the Holders — Asset Sales” or sale-leaseback transactions permitted by the covenant described above under the caption “Certain Covenants — Sale and Leaseback Transactions”;

(3) is a Person with respect to which neither CCO Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation

(a) to subscribe for additional Equity Interests or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of CCO Holdings or any of its Restricted Subsidiaries;

(5) has at least one director on its board of directors that is not a director or executive officer of CCO Holdings or any of its Restricted Subsidiaries or has at least one executive officer that is not a director or executive officer of CCO Holdings or any of its Restricted Subsidiaries; and

(6) does not own any Capital Stock of any Restricted Subsidiary of CCO Holdings.

      Any designation of a Subsidiary of CCO Holdings as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Investments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of CCO Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” CCO Holdings shall be in default of such covenant. The Board of Directors of CCO Holdings or CCI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2) no Default or Event of Default would be in existence immediately following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or comparable governing body of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding common equity interests or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the new notes.

      This summary assumes that investors will hold their new notes as “capital assets” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not discuss special situations, such as those of financial institutions, insurance companies, broker-dealers, partnerships or other passthrough entities, tax-exempt organizations, certain former citizens or former long term residents of the United States or persons holding new notes as a part of a hedging or “conversion” transaction, a straddle, a constructive sale or synthetic security transaction or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. Furthermore, this summary is based upon provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state or local tax laws or estate or gift tax considerations.

      This summary addresses tax consequences relevant to a holder of new notes that is either a U.S. Holder or a Non-U.S. Holder. A “U.S. Holder” is a beneficial owner of a new note who is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized under the laws of, the United States or any state or political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on that date and has made a valid election to be treated as a U.S. person under the Code. A “Non-U.S. Holder” is a beneficial owner of a new note that is, for U.S. tax purpose, not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the new notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the new notes that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership, and disposition of the new notes.

Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, estate and foreign income and other tax considerations of the purchase, ownership, and disposition of the new notes.

Exchange Offer

      Pursuant to the exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered and therefore will not be subject to transfer restrictions, subject to certain conditions set forth in “The Exchange Offer — Terms of the Exchange Offer.” The exchange pursuant to the exchange offer as described above will not result in a taxable exchange to the issuers or any holder exchanging an original note for a new note. Accordingly,

(1) no gain or loss will be realized by a holder of an original note upon receipt of a new note,

(2) the holding period of the new notes will include the holding period of the original notes exchanged therefor,

(3) the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged therefor at the time of the exchange, and

(4) a holder will continue to take into account income in respect of a new note in the same manner as before the exchange.

United States Federal Income Taxation of U.S. Holders

Payments of Interest

      Interest on the Notes will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Redemption, Retirement or Other Taxable Disposition of the Notes

      Unless a non-recognition event applies, upon the sale, redemption, retirement or other taxable disposition of a Note, the U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for the Note (other than amounts attributable to accrued but unpaid interest) and (2) the holder’s adjusted tax basis in such Note. Amounts attributable to accrued but unpaid interest on the Notes will be treated as ordinary interest income. A U.S. Holder’s adjusted tax basis in a Note will equal the purchase price paid by such U.S. Holder for the Note increased by the amount of any market discount, if any, that the U.S. Holder elected to include in income and decreased by the amount of any amortizable bond premium applied to reduce interest on the Notes.

      Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement, or other taxable disposition, the Note has been held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to certain limitations.

Additional Payments on the Notes

      The terms of the Notes provide that under certain circumstances the Issuers may, or may be required, to redeem all or a portion of the Notes at redemption prices specified elsewhere herein. See “Description of the Notes — Optional Redemption,” “Description of the Notes — Repurchase at the Option of Holders.” Computation of the yield and maturity of the Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the date of issuance, the stated payment schedule of the Notes (that does not reflect these redemptions) is significantly more likely than not to occur. We have determined that, based on all of the facts and circumstances as of the date of issuance, it is significantly more likely than not that the Notes will be paid according to their stated schedule. U.S. Holders may wish to consult their own tax advisors regarding the treatment of such contingencies.

Market Discount

      A U.S. Holder receives a “market discount” when he/she purchases a Note for an amount below the issue price. Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Notes.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue such discount on a constant interest rate method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest rate method. If this election is made, the holder’s basis in the Note will be increased to reflect the amount of income recognized and the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Amortizable Bond Premium

      A U.S. Holder that purchases a Note for an amount in excess of the amount payable on maturity will be considered to have purchased such Note with “amortizable bond premium.” A U.S. Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method. However, because the Notes could be redeemed for an amount in excess of their principal amount, the amortization of a portion of potential bond premium could be deferred until later in the term of the Note. The amount amortized in any year will be treated as a reduction of the U.S. Holder’s interest income from the Note. Amortizable bond premium on a Note held by a U.S. Holder that does not elect annual amortization will decrease the gain or increase the loss otherwise recognized upon disposition of the Note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Information Reporting and Backup Withholding

      Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest on a Note, and to the proceeds of the sale or redemption of a Note. We or our paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding tax at a rate of 28% if a U.S. Holder fails to furnish his taxpayer identification number, certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder of the Notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

United States Federal Income Taxation of Non-U.S. Holders

Payments of Interest

      This discussion assumes, based upon the description of the DTC’s book-entry procedures discussed in the section entitled “Description of the Notes — Book-Entry, Delivery and Form”, that upon issuance and throughout the term, all the Notes will be in registered form within the meaning of the Code and applicable regulations. The payment of interest to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax pursuant to the “portfolio interest exception,” provided that the interest is not effectively connected with the conduct of a trade or business in the United States and:

(i) the Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of CCO Holdings Capital stock entitled to vote nor 10% or more of the capital or profits interests of CCO Holdings and (B) is neither a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code, nor a bank that received the Notes on an extension of credit in the ordinary course of its trade or business; and

(ii) either (A) the beneficial owner of the Notes certifies to the Issuers or their respective paying agents, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on Internal Revenue Service Form W-8BEN (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the Notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business (a “financial institution”) certifies under penalties of perjury that such a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and, in the case of a non-qualified intermediary, furnishes the payor with a copy thereof.

      If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax, unless the beneficial owner of the Note provides the Issuers or their respective paying agents with a properly executed (i) Form W-8BEN (or a suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an income tax treaty or (ii) Form W-8ECI (or a suitable substitute form) providing a United State tax identification number and stating that interest paid on the Note is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

      Notwithstanding the foregoing, if a Non-U.S. Holder of a Note is engaged in the conduct of a trade or business in the United States and has filed Form W-8ECI (or suitable substitute form), interest on the Note that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed base in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected interest received by a foreign corporation may, under certain circumstances, be subject as well to a “branch profits tax” at a rate of 30% of its effectively connected earnings and profits or a lower applicable tax treaty rate.

Sale, Redemption, Retirement or Other Taxable Disposition of the New Notes

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or other taxable disposition of a Note unless: (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, and, where an income tax treaty applies, attributable to a U.S. permanent establishment or, in case of an individual, a fixed base in the United States; or (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days during the taxable year of disposition and certain other conditions are met.

      If a Non-U.S. Holder of a Note is engaged in the conduct of a trade or business in the United States, gain on the disposition of the Note that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment or, in the case of an individual, a fixed base in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a “branch profits tax” at a rate of 30% of its effectively connected earnings and profits or a lower applicable tax treaty rate.

      If an individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition of the Note and is nevertheless a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower applicable income tax treaty rate) of the amount by which capital gains allocable to U.S. sources (including a gain from the sale, exchange, retirement or other disposition of the Note) exceed capital losses which are allocable to U.S. sources and recognized during the same taxable year.

Information Reporting and Backup Withholding

      The Issuers must report annually to the Internal Revenue Service and to each Non-U.S. Holder on Form 1042-S the amount of interest paid on a Note, regardless of whether withholding was required, and any tax withheld with respect to the interest. Under the provisions of an income tax treaty and other applicable agreements, copies of these information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

      Certain Non-U.S. Holders may, under applicable rules, be presumed to be U.S. persons. Unless such persons certify their non-U.S. status and furnish the payor necessary identifying information, interest paid to such holders of Notes generally will be subject to backup withholding at a rate of 28%. Backup withholding will not apply to amounts paid that were subject to the 30% withholding tax (or applicable treaty rate) described above.

      The payment of proceeds from the disposition of a Note (including a redemption) if payment is effected by or through a U.S. office of a broker is also subject to both backup withholding and information reporting unless a Non-U.S. Holder provides the payor with such Non-U.S. Holder’s name and address and either certifies non-U.S. status or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of a Note by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is from a U.S. trade or business for a specified three-year period, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the exemption is otherwise established.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

      Investors are urged to consult their tax advisors in determining the tax consequences to them of the purchase, ownership, and disposition of the Notes, including the application to their particular situations of the U.S. federal income tax considerations discussed in this offering circular and the application of state, local, foreign, or other tax laws.

PLAN OF DISTRIBUTION

      A broker-dealer that is the holder of original notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities, other than original notes acquired directly from us or any of our affiliates may exchange such original notes for new notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities acknowledges that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. All dealers effecting transactions in the new notes will be required to deliver a prospectus.

      We will not receive any proceeds from any sale of new notes by broker-dealers or any other holder of new notes. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      For a period of 180 days after consummation of the exchange offer (or, if earlier, until such time as any broker-dealer no longer owns any registrable securities), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the exchange and registration rights agreement (other than commissions or concessions of any brokers or dealers) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the new notes offered in this prospectus will be passed upon for the Issuers by Irell & Manella LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements of CCO Holdings, LLC and subsidiaries as of December 31, 2003 and 2002 and for the three year periods ended December 31, 2003, which are included in our 2003 Annual Report, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this prospectus, which includes explanatory paragraphs regarding the adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and, effective January 1, 2003, of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment to FASB Statement No. 123”. The consolidated financial statements referred to above have been included in this prospectus in reliance upon the authority of KPMG LLP as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

      The indenture governing the notes provides that, regardless of whether they are at any time required to file reports with the SEC, the Issuers will file with the SEC and furnish to the holders of the notes all such reports and other information as would be required to be filed with the SEC if the Issuers were subject to the reporting requirements of the Exchange Act.

      While any notes remain outstanding, the Issuers will make available upon request to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Issuers are not subject to Section 13 or 15(d) of the Exchange Act. This prospectus contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements regarding this exchange offer and the notes (including but not limited to the indenture governing your notes), but reference is hereby made to the actual agreements, copies of which will be made available to you upon request to us or the initial purchasers, for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference. Any such request for the agreements summarized herein should be directed to Investor Relations, CCO Holdings, LLC, Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

CCO Holdings, LLC:

      We have audited the accompanying consolidated balance sheets of CCO Holdings, LLC, and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in member’s equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCO Holdings, LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

      As discussed in Note 16 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.

/s/ KPMG LLP

St. Louis, Missouri

March 1, 2004

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(Dollars in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85	$310
Accounts receivable, less allowance for doubtful accounts of $17 and $19, respectively	178	249
Receivables from related party	60	43
Prepaid expenses and other current assets	21	40

Total current assets	344	642

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net of accumulated depreciation of $3,834 and $2,550, respectively	6,808	7,460
Franchises, net of accumulated amortization of $3,445 and $3,452, respectively	13,680	13,727

Total investment in cable properties, net	20,488	21,187

OTHER NONCURRENT ASSETS	162	155

Total assets	$20,994	$21,984

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$996	$1,163

Total current liabilities	996	1,163

LONG-TERM DEBT	7,956	8,066

LOANS PAYABLE — RELATED PARTIES	37	133

DEFERRED MANAGEMENT FEES — RELATED PARTY	14	14

OTHER LONG-TERM LIABILITIES	687	875

MINORITY INTEREST	719	693

MEMBER’S EQUITY:
Member’s equity	10,642	11,145
Accumulated other comprehensive loss	(57)	(105)

Total member’s equity	10,585	11,040

Total liabilities and member’s equity	$20,994	$21,984

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

	(Dollars in millions)
REVENUES	$4,819	$4,566	$3,807

COSTS AND EXPENSES:
Operating (excluding depreciation and amortization)	1,952	1,807	1,486
Selling, general and administrative	940	963	826
Depreciation and amortization	1,453	1,436	2,683
Impairment of franchises	—	4,638	—
Loss on sale of assets, net	5	3	10
Option compensation expense (income), net	4	5	(5)
Special charges, net	21	36	18
Unfavorable contracts and other settlements	(72)	—	—

	4,303	8,888	5,018

Income (loss) from operations	516	(4,322)	(1,211)

OTHER INCOME AND EXPENSES:
Interest expense, net	(500)	(512)	(525)
Gain (loss) on derivative instruments and hedging activities, net	65	(115)	(50)
Other, net	(9)	3	(52)

	(444)	(624)	(627)

Income (loss) before minority interest, income taxes and cumulative effect of accounting change	72	(4,946)	(1,838)
MINORITY INTEREST	(29)	(16)	(16)

Income (loss) before income taxes and cumulative effect of accounting change	43	(4,962)	(1,854)
INCOME TAX BENEFIT (EXPENSE)	(13)	216	27

Income (loss) before cumulative effect of accounting change	30	(4,746)	(1,827)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	—	(540)	(24)

Net income (loss)	$30	$(5,286)	$(1,851)

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

		Accumulated
		Other	Total
	Member’s	Comprehensive	Member’s
	Equity	Income (Loss)	Equity

	(Dollars in millions)
BALANCE, December 31, 2000	$13,493	$—	$13,493
Capital contribution	4,767	—	4,767
Distributions to parent company	(424)	—	(424)
Changes in fair value of interest rate agreements	—	(39)	(39)
Option compensation income	(5)	—	(5)
Unrealized loss on marketable securities available for sale	—	(1)	(1)
Net loss	(1,851)	—	(1,851)

BALANCE, December 31, 2001	15,980	(40)	15,940
Capital contribution	859	—	859
Distributions to parent company	(413)	—	(413)
Changes in fair value of interest rate agreements	—	(65)	(65)
Option compensation expense	5	—	5
Net loss	(5,286)	—	(5,286)

BALANCE, December 31, 2002	11,145	(105)	11,040
Capital contribution	10	—	10
Distributions to parent company	(545)	—	(545)
Changes in fair value of interest rate agreements	—	48	48
Option compensation expense	4	—	4
Other, net	(2)	—	(2)
Net income	30	—	30

BALANCE, December 31, 2003	$10,642	$(57)	$10,585

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(Dollars in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30	$(5,286)	$(1,851)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Minority interest	29	16	16
Depreciation and amortization	1,453	1,436	2,683
Impairment of franchises	—	4,638	—
Option compensation expense (income), net	4	5	(5)
Noncash interest expense	38	38	29
Loss on equity investments	—	—	49
Loss (gain) on derivative instruments and hedging activities, net	(65)	115	50
Loss on sale of assets, net	5	3	10
Deferred income taxes	13	(216)	(27)
Cumulative effect of accounting change, net	—	540	24
Unfavorable contracts and other settlements	(72)	—	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	69	21	(61)
Prepaid expenses and other current assets	10	18	(18)
Accounts payable and accrued expenses and other	(148)	38	69
Receivables from and payables to related party, including deferred management fees	(50)	(42)	(2)
Other operating activities	—	1	9

Net cash flows from operating activities	1,316	1,325	975

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(804)	(2,095)	(2,795)
Change in accounts payable and accrued expenses related to capital expenditures	(41)	(49)	(103)
Proceeds from sale of system	91	—	—
Payments for acquisitions, net of cash acquired	—	(139)	(1,710)
Purchases of investments	—	(3)	(6)
Other investing activities	(3)	1	(15)

Net cash flows from investing activities	(757)	(2,285)	(4,629)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	739	3,213	3,425
Repayments of long-term debt	(1,368)	(2,135)	(4,018)
Proceeds from issuance of debt	500	—	—
Payments for debt issuance costs	(24)	(21)	(12)
Borrowings of (repayments to) related parties	(96)	(233)	290
Capital contributions	10	859	4,271
Distributions	(545)	(413)	(424)

Net cash flows from financing activities	(784)	1,270	3,532

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(225)	310	(122)
CASH AND CASH EQUIVALENTS, beginning of period	310	—	122

CASH AND CASH EQUIVALENTS, end of period	$85	$310	$—

CASH PAID FOR INTEREST	$459	$485	$548

NONCASH TRANSACTIONS:
Exchange of assets for acquisition	$—	$—	$25
Loan payable forgiveness by parent company	—	—	394
Transfer of equity interests to the Company	—	—	102

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001
(Dollars in millions, except where indicated)

1.	Organization and Basis of Presentation

      CCO Holdings, LLC (“CCO Holdings”) is a holding company whose primary assets at December 31, 2003 are equity interests in its cable operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, LLC (“CCH II”). CCH II is a wholly owned subsidiary of CCH I, LLC (“CCH I”), which is a wholly owned subsidiary of Charter Communications Holdings, LLC (“Charter Holdings”). Charter Holdings is a wholly owned subsidiary of Charter Communications Holding Company, LLC (“Charter Holdco”), which is a subsidiary of Charter Communications, Inc. (“Charter”).

      CCO Holdings is the sole owner of Charter Communications Operating, LLC (“Charter Operating”). Charter Operating was formed in February 1999 to own and operate its cable systems. In June and July of 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of i) creating CCH I, CCH II and CCO Holdings and ii) combining/contributing all of its interest in cable operations not previously owned by Charter Operating to Charter Operating (the “Systems Transfer”). The Systems Transfer was accounted for as a reorganization of entities under common control. Accordingly, the accompanying financial statements combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings, for 2001, 2002 and 2003. CCO Holdings and its subsidiaries are collectively referred to herein as the “Company.” All significant intercompany transactions and balances have been eliminated in consolidation.

      The Company is a broadband communications company operating in the United States. The Company offers its customers traditional video programming (analog and digital video) as well as high-speed data services and in some areas advanced broadband services such as high definition television, video on demand, telephony and interactive television. The Company sells its video programming, high-speed data and advanced broadband services on a subscription basis.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant judgments and estimates include capitalization of labor and overhead costs; depreciation and amortization costs; impairments of property, plant and equipment, franchises and goodwill; income taxes; and contingencies. Actual results could differ from those estimates.

Reclassifications

      Certain amounts have been reclassified to conform with the current presentation.

2.	Liquidity and Capital Resources

      The Company recognized income from operations of $516 million in 2003 and incurred losses from operations of $4.3 billion and $1.2 billion in 2002 and 2001, respectively. The Company’s net cash flows from operating activities were $1.3 billion, $1.3 billion and $975 million for the years ending December 31, 2003, 2002 and 2001, respectively. The Company has historically required significant cash to fund capital expenditures and debt service costs. Historically, the Company has funded these requirements through cash flows from operating activities, borrowing under the credit facilities of the Company’s subsidiaries, equity contributions from its parent, borrowings from parent companies, issuances of debt securities and cash on hand. The mix of funding sources changes from period to period, but for the year ended December 31, 2003, approximately 85% of the Company’s funding requirements were satisfied from cash flows from operating activities and 15% was from cash on hand. For the year ended December 31, 2003, the Company received $91 million from the sale of the Port Orchard, Washington cable system.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, the Company had net cash flows used in financing activities of $784 million, reflecting a net repayment of debt, and reduced cash on hand by $225 million.

      The Company expects that cash on hand, cash flows from operating activities and the funds available under its subsidiaries’ credit facilities will be adequate to meet its 2004 cash needs. However, these credit facilities are subject to certain restrictive covenants, portions of which are subject to the operating results of the Company’s subsidiaries. The Company expects to maintain compliance with these covenants in 2004. If the Company’s actual operating results do not result in compliance with these covenants, or if other events of noncompliance occur, funding under the credit facilities may not be available and defaults on some or potentially all debt obligations could occur. Additionally, no assurances can be given that the Company will not experience liquidity problems because of adverse market conditions or other unfavorable events.

      Charter’s ability to make interest payments, or principal payments at maturity in 2005 and 2006, on its convertible senior notes is dependent on its ability to obtain additional financing and on Charter Holdings and its other subsidiaries making distributions, loans or payments to Charter Holdco, and on Charter Holdco paying or distributing such funds to Charter. The Company’s parent companies have a substantial amount of debt. Any financial or liquidity problems of the parent companies would likely cause serious disruption to the Company’s business and have a material adverse effect on its operations and results.

      On October 1, 2003 the Company closed on the sale of its Port Orchard, Washington system for approximately $91 million, resulting in a $21 million gain recorded as gain on sale of system in the Company’s consolidated statements of operations. On March 1, 2004, Charter Holdings closed the sale of cable systems in Florida, Pennsylvania, Maryland, Delaware and West Virginia with Atlantic Broadband Finance, LLC. The Company anticipates that an additional closing for a cable system in New York will occur during the first half of 2004. After giving effect to the sale of the New York system, net proceeds will be approximately $733 million, subject to post-closing adjustments. The Company will use these proceeds to repay bank debt.

      The Company’s long-term financing structure as of December 31, 2003 includes $7.2 billion of credit facility debt and $729 million of high-yield notes. Approximately $188 million of this financing matures during 2004, and the Company expects to fund this through availability under its credit facilities. Note 9 summarizes the Company’s current availability under its credit facilities and its long-term debt.

3.	Summary of Significant Accounting Policies

Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value.

Property, Plant and Equipment

      Property, plant and equipment are recorded at cost, including all material, labor and certain indirect costs associated with the construction of cable transmission and distribution facilities. Costs associated with initial customer installations and the additions of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, labor, and certain indirect costs. These indirect costs are associated with the activities of the Company’s personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. Overhead costs primarily include employee benefits and payroll taxes, direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, the cost of dispatch personnel and indirect costs directly attributable to capitalizable activities. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Depreciation is recorded using the straight-line method over management’s estimate of the useful lives of the related assets as follows:

Cable distribution systems	7-15 years
Customer equipment and installations	3-5 years
Vehicles and equipment	1-5 years
Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years

Franchises

      Franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired through the purchase of cable systems. Management estimates the fair value of franchise rights at the date of acquisition and determines if the franchise has a finite life or an indefinite life as defined by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead are tested for impairment annually as of October 1, or more frequently as warranted by events or changes in circumstances (See Note 7). The Company concluded that 99% of its franchises qualify for indefinite-life treatment; however, certain franchises did not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. These franchise costs are amortized on a straight-line basis over 10 years. Costs incurred in renewing cable franchises are deferred and amortized over 10 years.

      Prior to the adoption of SFAS No. 142, costs incurred in obtaining and renewing cable franchises were deferred and amortized using the straight-line method over a period of 15 years. Franchise rights acquired through the purchase of cable systems were generally amortized using the straight-line method over a period of 15 years. The period of 15 years was management’s best estimate of the useful lives of the franchises and assumed that substantially all of those franchises that expired during the period would be renewed but not indefinitely. The Company evaluated the recoverability of franchises for impairment when events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable.

Other Noncurrent Assets

      Other noncurrent assets primarily include goodwill, deferred financing costs and investments in equity securities. Costs related to borrowings are deferred and amortized to interest expense using the effective interest method over the terms of the related borrowings. As of December 31, 2003 and 2002, other noncurrent assets include $66 million and $54 million of deferred financing costs, net of accumulated amortization of $40 million and $28 million, respectively.

      Investments in equity securities are accounted for at cost, under the equity method of accounting or in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company recognizes losses for any decline in value considered to be other than temporary. Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive income or loss.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes investment information as of and for the years ended December 31, 2003 and 2002 (dollars in millions):

			Gain (loss)
	Carrying		for the Years
	Value at		Ended
	December 31,		December 31,

	2003	2002	2003	2002

Equity investments, under the cost method	$11	$7	$(2)	$—
Equity investments, under the equity method	10	14	2	(2)
Marketable securities, at market value	—	—	—	2

	$21	$21	$—	$—

Valuation of Property, Plant and Equipment

      The Company evaluates the recoverability of property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. If a review indicates that the carrying value of such asset is not recoverable from estimated undiscounted cash flows, the carrying value of such asset is reduced to its estimated fair value. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability. No impairment of property, plant and equipment occurred in 2003, 2002 and 2001.

Derivative Financial Instruments

      The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which became effective for the Company on January 1, 2001. The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements, interest rate cap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of the credit facilities of the Company’s subsidiaries. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate cap agreements are used to lock in a maximum interest rate should variable rates rise, but enable the Company to otherwise pay lower market rates. Interest rate collar agreements are used to limit exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates. The Company does not hold or issue any derivative financial instruments for trading purposes.

Revenue Recognition

      Revenues from residential and commercial video and high-speed data services are recognized when the related services are provided. Advertising sales are recognized at estimated realizable values in the period that the advertisements are broadcast. Local governmental authorities impose franchise fees on the Company ranging up to a federally mandated maximum of 5% of gross revenues as defined in the franchise agreement. Such fees are collected on a monthly basis from the Company’s customers and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues on a gross basis with a corresponding expense pursuant to Emerging Issues Task Force (“EITF”)

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Issue No. 01-14, Income Statement Characterization of Reimbursements Received for ’Out of Pocket’ Expenses Incurred.

Programming Costs

      The Company has various contracts to obtain analog, digital and premium video programming from program suppliers whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Company and are subject to adjustment based on periodic audits performed by the programmers. Additionally, certain programming contracts contain launch incentives to be paid by the programmers. The Company receives these payments related to the promotion and activation of the programmer’s cable television channel and recognizes the launch incentives on a straight-line basis over the life of the programming agreement as a reduction of programming expense. This offset to programming expense was $62 million, $57 million and $35 million for the years ended December 31, 2003, 2002 and 2001, respectively. Programming costs included in the accompanying statements of operations were $1.2 billion, $1.2 billion and $963 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, the deferred amount of launch incentives, included in other long-term liabilities, totaled $148 million and $210 million, respectively.

Advertising Costs

      Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred. Such advertising expense was $62 million, $60 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation

      The Company has historically accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123 using the prospective method under which the Company will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Financial Accounting Standards Board Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Adoption of these provisions resulted in utilizing a preferable accounting method as the consolidated financial statements will present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the fair value method will be applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25, unless they are modified or settled in cash. Management believes the adoption of these provisions will not have a material impact on the consolidated results of operations or financial condition of the Company. The ongoing effect on consolidated results of operations or financial condition will be dependent upon future stock-based compensation awards granted by the Company.

      SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation expense for these plans had been determined using the fair value method. The following table presents the

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s net income (loss) as reported and the pro forma amounts that would have been reported using the fair value method under SFAS No. 123 for the years presented (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

Net income (loss)	$30	$(5,286)	$(1,851)
Add back stock-based compensation expense (income) related to stock options included in reported net loss	4	5	(5)
Less employee stock-based compensation expense determined under fair value based method for all employee stock option awards	(30)	(105)	(100)

Pro forma	$4	$(5,386)	$(1,956)

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants during the years ended December 31, 2003, 2002 and 2001, respectively: risk-free interest rates of 3.0%, 3.6%, and 4.7%; expected volatility of 93.6%, 64.2% and 56.2%; and expected lives of 3.5 years, 3.3 years and 3.7 years, respectively. The valuations assume no dividends are paid.

Unfavorable Contracts and Other Settlements

      The Company recognized $72 million of benefit for the year ended December 31, 2003 as a result of the settlement of estimated liabilities recorded in connection with prior business combinations. The majority of this benefit (approximately $52 million) is due to the renegotiation of a major programming contract, for which a liability had been recorded for the above market portion of the agreement in conjunction with the Falcon acquisition in 1999 and the Bresnan acquisition in 2000. The remaining benefit relates to the reversal of previously recorded liabilities, which, based on an evaluation of current facts and circumstances, are no longer required.

Income Taxes

      The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and tax law, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment (see Note 18).

Minority Interest

      Minority interest on the Company’s consolidated balance sheets represents $694 million and $668 million of preferred membership interests in CC VIII, LLC (“CC VIII”), an indirect subsidiary of CCO Holdings, as of December 31, 2003 and 2002, respectively. The preferred membership interests in CC VIII accrete at 2% per annum and since June 6, 2003, share pro rata in the profits of CC VIII. As more fully described in Note 19, this preferred interest arises from the approximately $630 million of preferred membership units issued by CC VIII in connection with the Bresnan acquisition in February 2000. As of December 31, 2003 and December 31, 2002, minority interest also includes $25 million of preferred interest in Charter Helicon, LLC issued in connection with the Helicon acquisition. The preferred interest in Charter Helicon, LLC accrues interest at 10% per annum.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segments

      SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decisionmaker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

      The Company’s operations are managed on the basis of geographic divisional operating segments. The Company has evaluated the criteria for aggregation of the geographic operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of the respective criteria set forth. The Company delivers similar products and services within each of its geographic divisional operations. Each geographic and divisional service area utilizes similar means for delivering the programming of the Company’s services; have similarity in the type or class of customer receiving the products and services; distributes the Company’s services over a unified network; and operates within a consistent regulatory environment. In addition, each of the geographic divisional operating segments has similar economic characteristics. In light of the Company’s similar services, means for delivery, similarity in type of customers, the use of a unified network and other considerations across its geographic divisional operating structure, management has determined that the Company has one reportable segment, broadband services.

4.	Acquisitions

      On February 28, 2002, CC Systems, LLC, a subsidiary of the Company, and High Speed Access Corp. (“HSA”) closed the Company’s acquisition from HSA of the contracts and associated assets, and assumed related liabilities, that served certain of the Company’s high-speed data customers. At closing, the Company paid approximately $78 million in cash and delivered 37,000 shares of HSA’s Series D convertible preferred stock and all the warrants to buy HSA common stock owned by the Company. An additional $2 million of purchase price was retained to secure indemnity claims. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values as determined in the fourth quarter of 2002 by a third-party valuation expert, including approximately $8 million assigned to intangible assets and amortized over an average useful life of three years and approximately $54 million assigned to goodwill. In 2003, as part of the finalization of the HSA acquisition, goodwill was reduced to $52 million. The finalization of the purchase price did not have a material effect on amortization expense previously reported. During the period from 1997 to 2000, certain subsidiaries of the Company entered into Internet-access related service agreements with HSA, and both Vulcan Ventures and certain of the Company’s subsidiaries made equity investments in HSA. (See Note 19 for additional information).

      In April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly owned subsidiary of CCO Holdings, completed the purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture, serving approximately 21,600 (unaudited) customers, for a total cash purchase price of $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable systems, serving approximately 6,400 (unaudited) customers, for a cash purchase price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Holdco, is a general partner of the Enstar limited partnerships but does not exercise control over them. The purchase prices were allocated to assets acquired based on fair values, including $41 million assigned to franchises and $4 million assigned to other intangible assets amortized over a useful life of three years.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2002 acquisitions were funded primarily from borrowings under the credit facilities of the Company’s subsidiaries.

      During the second quarter in 2001, the Company acquired cable systems for aggregate cash consideration of $1.7 billion, and a cable system valued at $25 million. In addition, Charter and Charter Holdings completed the acquisition of several cable systems for a total purchase price of $102 million, consisting of $47 million in cash and 505,664 shares of Charter Series A Convertible Redeemable Preferred Stock valued at $51 million, and 39,595 additional shares of Series A Convertible Redeemable Preferred Stock to certain sellers subject to certain holdback provisions of the acquisition agreement valued at $4 million issued in the first quarter of 2003. Subsequent to the acquisition, the acquired assets were contributed to the Company. The purchase prices were allocated to assets acquired and liabilities assumed based on fair values, including amounts assigned to franchises of $1.5 billion.

      The transactions described above were accounted for using the purchase method of accounting, and, accordingly, the results of operations of the acquired assets and assumed liabilities have been included in the consolidated financial statements from their respective dates of acquisition. The purchase prices were allocated to assets acquired and liabilities assumed based on fair values.

      The summarized operating results of the Company that follow are presented on a pro forma basis as if all acquisitions and dispositions completed during 2001 had occurred on January 1, 2001. Adjustments have been made to give effect to amortization of franchises acquired prior to July 1, 2001, interest expense, and certain other adjustments. Pro forma results for the years ended December 31, 2003 and 2002 would not differ significantly from historical results.

Year Ended
December 31,
2001

(in millions)
Revenues	$3,969
Loss from operations	(1,211)
Net loss	(1,841)

      The unaudited pro forma financial information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date or which may be obtained in the future.

5.	Allowance for Doubtful Accounts

      Activity in the allowance for doubtful accounts is summarized as follows for the years presented (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

Balance, beginning of year	$19	$33	$12
Acquisitions of cable systems	—	—	1
Charged to expense	79	108	95
Uncollected balances written off, net of recoveries	(81)	(122)	(75)

Balance, end of year	$17	$19	$33

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Property, Plant and Equipment

      Property, plant and equipment consists of the following as of December 31, 2003 and 2002 (dollars in millions):

	2003	2002

Cable distribution systems	$9,461	$8,910
Land, buildings and leasehold improvements	524	521
Vehicles and equipment	657	579

	10,642	10,010
Less: accumulated depreciation	(3,834)	(2,550)

	$6,808	$7,460

      The Company periodically evaluates the estimated useful lives used to depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future. A significant change in assumptions about the extent or timing of future asset retirements, or in the Company’s use of new technology and upgrade programs, could materially affect future depreciation expense.

      Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $1.5 billion, $1.4 billion and $1.2 billion, respectively.

7.	Franchises and Goodwill

      The Company constructs and operates its cable systems under non-exclusive franchises that are granted by state or local government authorities for varying lengths of time. As of December 31, 2003, the Company had approximately 4,400 franchises in areas located throughout the United States. The Company obtained these franchises primarily through acquisitions of cable systems accounted for as purchase business combinations. These acquisitions have primarily been for the purpose of acquiring existing franchises and related infrastructure and, as such, the primary asset acquired by the Company has historically been cable franchises.

      On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead will be tested for impairment annually, or more frequently as warranted by events or changes in circumstances. During the first quarter of 2002, the Company had an independent appraiser perform valuations of its franchises as of January 1, 2002. Based on the guidance prescribed in EITF Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represented geographic clusters of the Company’s cable systems, which management then believed represented the highest and best use of those assets. Fair value was determined based on estimated discounted future cash flows using assumptions that are consistent with internal forecasts. As a result, the Company determined that franchises were impaired and recorded the cumulative effect of a change in accounting principle of $540 million (approximately $572 million before tax effects of $32 million). As required by SFAS No. 142, the standard has not been retroactively applied to the results for the period prior to adoption.

      The Company performed its annual impairment assessment as of October 1, 2002 using an independent third-party appraiser and following the guidance of EITF Issue 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, which was issued in October 2002 and requires the consideration of assumptions that marketplace participants would consider, such as

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expectations of future contract renewals and other benefits related to the intangible asset. Revised estimates of future cash flows and the use of a lower projected long-term growth rate in the Company’s valuation, led to recognition of a $4.6 billion impairment charge in the fourth quarter of 2002.

      The independent third-party appraiser’s valuations as of January 1, 2002, October 1, 2002 and October 1, 2003 yielded total enterprise values of approximately $30 billion, $25 billion and $25 billion, respectively, which included approximately $2.4 billion, $3.1 billion and $3.2 billion, respectively, assigned to customer relationships. SFAS No. 142 does not permit the recognition of intangible assets not previously recognized. Accordingly, the impairment included approximately $572 million and $3.1 billion, before tax effects, attributable to customer relationships as of January 1, 2002 and October 1, 2002, respectively. The valuation completed at October 1, 2003 showed franchise values in excess of book value and thus resulted in no impairment. Additionally, as a result of the sale of the Port Orchard, Washington cable system on October 1, 2003, net carrying value of franchises were reduced by $42 million.

      In determining whether its franchises have an indefinite life, the Company considered the exclusivity of the franchise, its expected costs of franchise renewals, and the technological state of the associated cable systems with a view to whether or not the Company is in compliance with any technology upgrading requirements. Certain franchises did not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. These franchise costs will be amortized on a straight-line basis over 10 years.

      The effect of the adoption of SFAS No. 142 as of December 31, 2003 and 2002 is presented in the following table (dollars in millions):

	December 31,

	2003			2002

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Indefinite-lived intangible assets:
Franchises with indefinite lives	$17,018	$3,412	$13,606	$17,076	$3,428	$13,648
Goodwill	52	—	52	54	—	54

	$17,070	$3,412	$13,658	$17,130	$3,428	$13,702

Finite-lived intangible assets:
Franchises with finite lives	$107	$33	$74	$103	$24	$79

      Franchise amortization expense for each of the years ended December 31, 2003 and 2002 was $9 million which represents the amortization relating to franchises that did not qualify for indefinite-life treatment under SFAS No. 142, including costs associated with franchise renewals. The Company expects amortization expense on franchise assets will decrease to approximately $4 million annually based on its ability in 2003 to renew franchise agreements the Company previously classified as having finite lives without substantial costs. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions or divestitures, changes in useful lives and other relevant factors. Franchise amortization expense for the year ended December 31, 2001 was $1.5 billion.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As required by SFAS No. 142, the standard has not been retroactively applied to the results for the period prior to adoption. A reconciliation of net income (loss) for the years ended December 31, 2003, 2002 and 2001, as if SFAS No. 142 had been adopted as of January 1, 2001, is presented below (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

NET INCOME (LOSS):
Reported net income (loss)	$30	$(5,286)	$(1,851)
Add back: amortization of indefinite-lived franchises	—	—	1,453

Adjusted net income (loss)	$30	$(5,286)	$(398)

8.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of December 31, 2003 and 2002 (dollars in millions):

	2003	2002

Accounts payable	$144	$182
Capital expenditures	93	134
Accrued interest	97	92
Programming costs	319	339
Franchise related fees	70	70
State sales tax	61	67
Other accrued expenses	212	279

	$996	$1,163

9.	Long-Term Debt

      Long-term debt consists of the following as of December 31, 2003 and 2002 (dollars in millions):

	2003		2002

	Face	Accreted	Face	Accreted
	Value	Value	Value	Value

Long-Term Debt
CCO Holdings:
8 3/4% senior notes due 2013	$500	$500	$—	$—
Renaissance:
10.00% senior discount notes due 2008	114	116	114	113
CC V Holdings:
11.875% senior discount notes due 2008	113	113	180	163
Other long-term debt	—	—	1	1
Credit Facilities
Charter Operating	4,459	4,459	4,542	4,542
CC VI	868	868	926	926
Falcon Cable	856	856	1,155	1,155
CC VIII Operating	1,044	1,044	1,166	1,166

	$7,954	$7,956	$8,084	$8,066

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accreted values presented above represent the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

      CCO Holdings Notes. In November 2003, CCO Holdings and CCO Holdings Capital Corp. jointly issued $500 million total principal amount of 8 3/4% senior notes due 2013. The CCO Holdings notes are general unsecured obligations of CCO Holdings and CCO Holdings Capital Corp. They rank equally with all other current or future unsubordinated obligations of CCO Holdings and CCO Holdings Capital Corp. The CCO Holdings notes are structurally subordinated to all obligations of its subsidiaries, including the credit facilities.

      Interest on the CCO Holdings senior notes accrues at 8 3/4% per year, from November 10, 2003 or, if interest already has been paid, from the date it was most recently paid. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2004.

      At any time prior to November 15, 2006, the issuers of the CCO Holdings senior notes may redeem up to 35% of the total principal amount of the CCO Holdings senior notes to the extent of public equity proceeds they have received on a pro rata basis at a redemption price equal to 108.75% of the principal amount of CCO Holdings senior notes redeemed, plus any accrued and unpaid interest.

      On or after November 15, 2008, the issuers of the CCO Holdings senior notes may redeem all or a part of the notes at a redemption price that declines ratably from the initial redemption price of 104.375% to a redemption price on or after November 15, 2011 of 100.0% of the principal amount of the CCO Holdings senior notes redeemed, plus, in each case, any accrued and unpaid interest.

      In the event of specified change of control events, CCO Holdings must offer to purchase the outstanding CCO Holdings senior notes from the holders at a purchase price equal to 101% of the total principal amount of the notes, plus any accrued and unpaid interest.

      Renaissance Notes. In connection with the acquisition of Renaissance in April 1999, the Company assumed $163 million principal amount at maturity of 10.000% senior discount notes due 2008 of which $49 million was repurchased in May 1999. The Renaissance notes did not require the payment of interest until April 15, 2003. From and after April 15, 2003, the Renaissance notes bear interest, payable semi-annually in cash, on April 15 and October 15, commencing on October 15, 2003. The Renaissance notes are due on April 15, 2008.

      CC V Holdings Notes. Charter Holdco acquired CC V Holdings in November 1999 and assumed CC V Holdings’ outstanding 11.875% senior discount notes due 2008 with an accreted value of $113 million as of December 31, 2003. Commencing December  1, 2003, cash interest on the CC V Holdings 11.875% notes will be payable semi-annually on June 1 and December 1 of each year.

      High-Yield Restrictive Covenants; Limitation on Indebtedness. The indentures governing the notes of the Company’s subsidiaries contain certain covenants that restrict the ability of CCO Holdings, CCO Holdings Capital Corp., the CC V Holdings notes issuers, Renaissance Media Group, and all of their restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on equity or repurchase equity;

•	grant liens;

•	make investments;

•	sell all or substantially all of their assets or merge with or into other companies;

•	sell assets;

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	enter into sale-leasebacks;

•	in the case of restricted subsidiaries, create or permit to exist dividend or payment restrictions with respect to the bond issuers, guarantee their parent companies debt, or issue specified equity interests; and

•	engage in certain transactions with affiliates.

      Charter Operating Credit Facilities. The Charter Communications Operating, LLC (“Charter Operating”) credit facilities were amended and restated as of June  19, 2003 to allow for the insertion of intermediate holding companies between Charter Holdings and Charter Operating, including CCO Holdings. In exchange for the lenders’ consent to the organizational restructuring, Charter Operating’s pricing increased by 50 basis points across all levels in the pricing grid then in effect under the Charter Operating credit facilities.

      Obligations under the Charter Operating credit facilities are guaranteed by Charter Holdings, CCO Holdings and by Charter Operating’s subsidiaries, other than the non-recourse subsidiaries, subsidiaries precluded from so guaranteeing by reason of the provisions of other indebtedness to which they are subject, and immaterial subsidiaries. The non-recourse subsidiaries include CCO NR Holdings, LLC, and subsidiaries contributed to CCO NR Holdings, LLC by Charter Holdings in the recent organizational restructuring that occurred in June and July of 2003, including the CC V/ CC VIII Companies, the CC VI Companies and the CC VII Companies and their respective subsidiaries. The obligations under the Charter Operating credit facilities are secured by pledges of all equity interests in Charter Operating’s direct subsidiaries, all equity interests owned by its guarantor subsidiaries in their respective subsidiaries, and intercompany obligations owing to Charter Operating and/or its guarantor subsidiaries by their affiliates. The obligations are also secured by a pledge of CCO Holdings’ equity interests in all of its direct subsidiaries (including Charter Operating) as collateral under these credit facilities.

      The Charter Operating credit facilities provide for borrowings of up to $5.1 billion and provide for four term facilities: two Term A facilities with a total principal amount of $1.1 billion that matures in September 2007, each with different amortization schedules, one that began in June 2002 and one beginning in September 2005; and two Term B facilities with a total principal amount of $2.7 billion, of which $1.8 billion matures in March 2008 and $884 million matures in September 2008. The amortization of the principal amount of the Term B term loan facilities is substantially “back-ended,” with more than 90% of the principal balance due in the year of maturity. The Charter Operating credit facilities also provide for two revolving credit facilities, in a total amount of $1.3 billion, one which will reduce annually beginning in March 2004 and one which will reduce quarterly beginning in September 2005, with a maturity date in September 2007. Supplemental credit facilities in the amount of $100 million may be available from lenders within or outside the lending group that agree to provide it. Amounts under the Charter Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 3.0% for Eurodollar loans (3.15% to 3.92% as of December 31, 2003 and 3.13% to 4.58% as of December 31, 2002) and 2.0% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per annum is payable on the unborrowed balance of the revolving credit facilities.

      As of December 31, 2003, outstanding borrowings under the Charter Operating credit facilities were approximately $4.5 billion and the unused total potential availability was $681 million, although financial covenants limited the availability under these facilities to $213 million as of December 31, 2003.

      CC VI Operating Credit Facilities. The obligations under the CC VI Operating credit facilities are guaranteed by CC VI Operating’s parent, CC VI Holdings, LLC, and by the subsidiaries of CC VI Operating other than immaterial subsidiaries. The obligations under the CC VI Operating credit facilities are secured by pledges of all equity interests owned by CC VI Operating and its guarantor subsidiaries in other persons, and by intercompany obligations owing CC VI Operating and/or its guarantor subsidiaries

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by their affiliates, but are not secured by other assets of CC VI Operating or its subsidiaries. The obligations under the CC VI Operating credit facilities are also secured by pledges by CC VI Holdings of all equity interests it holds in other persons, and intercompany obligations owing to it by its affiliates, but are not secured by the other assets of CC VI Holdings.

      The CC VI Operating credit facilities provide for two term facilities, one with a principal amount of $380 million that matures May 2008 (Term A), and the other with a principal amount of $372 million that matures November 2008 (Term B). The CC VI Operating credit facilities also provide for a $350 million reducing revolving credit facility with a maturity date in May 2008. Supplemental credit facilities in the amount of approximately $300 million may be available until December 31, 2004 from lenders within or outside the lending group that agree to provide it. Amounts under the CC VI Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.5% for Eurodollar loans (2.40% to 3.66% as of December 31, 2003 and 2.62% to 4.31% as of December 31, 2002) and 1.5% for base rate loans. A quarterly commitment fee of 0.25% per year is payable on the unborrowed balance of the Term A facility and the revolving facility.

      As of December 31, 2003, outstanding borrowings under the CC VI Operating credit facilities were $868 million and unused total potential availability was $234 million, although financial covenants limited the availability under these facilities to $119 million as of December 31, 2003.

      Falcon Cable Credit Facilities. The obligations under the Falcon credit facilities are guaranteed by the direct parent of Falcon Cable Communications, Charter Communications VII, LLC, and by the subsidiaries of Falcon Cable Communications (except for certain excluded subsidiaries). The obligations under the Falcon credit facilities are secured by pledges of all of the equity interests in the guarantor subsidiaries of Falcon Cable Communications, but are not secured by other assets of Falcon Cable Communications or its subsidiaries. The obligations under the Falcon credit facilities are also secured by a pledge of the equity interests of Charter Communications VII in Falcon Cable Communications and intercompany obligations owing to Charter Communications VII by Falcon Cable Communications and its guarantor subsidiaries, but are not secured by the other assets of Charter Communications VII.

      The Falcon credit facilities provide for two term facilities, one with a principal amount of $190 million that matures June 2007 (Term B), and the other with the principal amount of $285 million that matures December 2007 (Term C). The Falcon credit facilities also provide for a reducing revolving facility of up to approximately $60 million (maturing in December 2006), a reducing supplemental facility of up to approximately $105 million (maturing in December 2007) and a second reducing revolving facility of up to $670 million (maturing in June 2007). Supplemental credit facilities in the amount of up to $486 million may also be available from lenders within or outside the lending group that agree to provide it. Amounts under the Falcon Cable credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.25% for Eurodollar loans (2.40% to 3.42% as of December 31, 2003 and 2.69% to 4.07% as of December 31, 2002) and up to 1.25% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per year is payable on the unborrowed balance of the revolving facilities.

      As of December 31, 2003, outstanding borrowings were $856 million and unused total potential availability was $454 million, although financial covenants limited the availability under these facilities to $366 million as of December 31, 2003.

      CC VIII Operating Credit Facilities. The obligations under the CC VIII Operating credit facilities are guaranteed by the parent company of CC VIII Operating, CC VIII Holdings, LLC, and by the subsidiaries of CC VIII Operating other than immaterial subsidiaries. The obligations under the CC VIII Operating credit facilities are secured by pledges of all equity interests owned by CC VIII Operating and its guarantor subsidiaries in other persons, and by intercompany obligations owing to CC VIII Operating

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and/or its guarantor subsidiaries by their affiliates, but are not secured by other assets of CC VIII Operating or its subsidiaries. The obligations under the CC VIII Operating credit facilities are also secured by pledges of equity interests owned by CC VIII Holdings in other persons, and by intercompany obligations owing to CC VIII Holdings by its affiliates, but are not secured by the other assets of CC VIII Holdings.

      The CC VIII Operating credit facilities provide for borrowings of up $1.4 billion as of December 31, 2003. The CC VIII Operating credit facilities provide for two term facilities, a Term A facility with a reduced current total principal amount of $375 million, that continues reducing quarterly until it reaches maturity in June 2007, and a Term B facility with a principal amount of $490 million, that continues reducing quarterly until it reaches maturity in February 2008. The amortization of the principal amount of the Term B term loan facilities is substantially “back-ended,” with more than 90% of the principal balance due in the year of maturity. The CC VIII Operating credit facilities also provide for two reducing revolving credit facilities, in the total amount of $542 million, which reduce quarterly beginning in June 2002 and September 2005, respectively, with maturity dates in June 2007. Supplemental facilities in the amount of approximately $300 million may be available from lenders within or outside the lending group that agree to provide it. Amounts under the CC VIII Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.50% for Eurodollar loans (2.15% to 3.66% as of December 31, 2003 and 2.89% to 4.54% as of December 31, 2002) and up to 1.50% for base rate loans. A quarterly commitment fee of 0.25% is payable on the unborrowed balance of the revolving credit facilities.

      As of December 31, 2003, outstanding borrowings were $1.0 billion, and unused total potential availability was $363 million although financial covenants limited the availability under these facilities to $130 million.

      Credit Facility Restrictive Covenants. Each of the credit facilities of the Company’s subsidiaries contain representations and warranties, affirmative and negative covenants similar to those described above with respect to the indentures governing the Company’s notes and the notes of the Company’s subsidiaries, information requirements, events of default and financial covenants. The financial covenants, as defined, measure performance against standards set for leverage, debt service coverage, and operating cash flow coverage of cash interest expense on a quarterly basis or as applicable. Additionally, the credit facilities contain provisions requiring mandatory loan prepayments under specific circumstances, including when significant amounts of assets are sold and the proceeds are not promptly reinvested in assets useful in the business of the borrower within a specified period. The Charter Operating credit facility also provides that in the event that any indebtedness of CCO Holdings remains outstanding on the date, which is six months prior to the scheduled final maturity, the term loans under the Charter Operating credit facility will mature and the revolving credit facilities will terminate on such date.

      In the event of a default under the Company’s subsidiaries’ credit facilities or notes, the subsidiaries’ creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. In such event, the subsidiaries’ credit facilities and indentures that were so accelerated or were otherwise in default will not permit the Company’s subsidiaries to distribute funds to Charter Holdco or the Company to pay interest or principal on the notes. A default under the covenants governing any of the Company’s debt instruments could result in the acceleration of its payment obligations under that debt and, under certain circumstances, in cross-defaults under the Company’s other debt obligations, which would have a material adverse effect on the Company’s consolidated financial condition or results of operations. In addition, the lenders under the Company’s credit facilities could foreclose on their collateral, which includes equity interests in the Company’s subsidiaries, and exercise other rights of secured creditors. In any such case, the Company might not be able to repay or make any payments on its notes. Additionally, such a default would cause a cross-default in the indentures governing

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Charter Holdings notes and Charter’s convertible senior notes and would trigger the cross-default provision of the Charter Operating Credit Agreement. Any default under any of the subsidiaries’ credit facilities or notes might adversely affect the holders of the Company’s notes and the Company’s growth, financial condition and results of operations and could force the Company to examine all options, including seeking the protection of the bankruptcy laws.

      Based upon outstanding indebtedness as of December 31, 2003, the amortization of term loans, scheduled reductions in available borrowings of the revolving credit facilities, and the maturity dates for all senior and subordinated notes and debentures, total future principal payments on the total borrowings under all debt agreements as of December 31, 2003, are as follows (dollars in millions):

Year	Amount

2004	$188
2005	426
2006	999
2007	2,080
2008	3,761
Thereafter	500

$7,954

      For the amounts of debt scheduled to mature during 2004, it is management’s intent to fund the repayments from borrowings on the Company’s revolving credit facility. The accompanying consolidated balance sheet reflects this intent by presenting all debt balances as long-term while the table above reflects actual debt maturities as of the stated date.

10.	Comprehensive Income (Loss)

      Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive loss on the accompanying consolidated balance sheets. The Company reports changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations, that meet the effectiveness criteria of SFAS No. 133 in accumulated other comprehensive income (loss). Comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 was $78 million, $(5.4) billion and $(1.9) billion, respectively.

11.	Accounting for Derivative Instruments and Hedging Activities

      The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of its credit facilities. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit the Company’s exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates.

      Effective January 1, 2001, the Company adopted SFAS No. 133. Interest rate agreements are recorded in the consolidated balance sheet at December 31, 2003 and 2002 as either an asset or liability measured at fair value. In connection with the adoption of SFAS No. 133, the Company recorded a loss of $24 million as the cumulative effect of change in accounting principle.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company does not hold or issue derivative instruments for trading purposes. The Company does however have certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statements of operations. The Company has formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the years ended December 31, 2003, 2002 and 2001, net gain (loss) on derivative instruments and hedging activities includes gains of $8 million and losses of $14 million and $2 million, respectively, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations are reported in accumulated other comprehensive loss. For the years ended December 31, 2003, 2002 and 2001, a gain of $48 million and losses of $65 million and $39 million, respectively, related to derivative instruments designated as cash flow hedges was recorded in accumulated other comprehensive loss. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value with the impact recorded as gain (loss) on derivative instruments and hedging activities in the Company’s statements of operations. For the years ended December 31, 2003, 2002 and 2001, net gain (loss) on derivative instruments and hedging activities includes gains of $57 million and losses of $101 million and $48 million, respectively, for interest rate derivative instruments not designated as hedges.

      As of December 31, 2003, 2002 and 2001, the Company had outstanding $3.0 billion, $3.4 billion and $3.3 billion and $520 million, $520 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts.

12.	Fair Value of Financial Instruments

      The Company has estimated the fair value of its financial instruments as of December 31, 2003 and 2002 using available market information or other appropriate valuation methodologies. Considerable judgment, however, is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented in the accompanying consolidated financial statements are not necessarily indicative of the amounts the Company would realize in a current market exchange.

      The carrying amounts of cash, receivables, payables and other current assets and liabilities approximate fair value because of the short maturity of those instruments. The Company is exposed to market price risk volatility with respect to investments in publicly traded and privately held entities.

      The fair value of interest rate agreements represents the estimated amount the Company would receive or pay upon termination of the agreements. Management believes that the sellers of the interest rate agreements will be able to meet their obligations under the agreements. In addition, some of the interest rate agreements are with certain of the participating banks under the Company’s credit facilities, thereby reducing the exposure to credit loss. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparties is not anticipated nor

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would it have a material adverse effect on the Company’s consolidated financial condition or results of operations.

      The estimated fair value of the Company’s notes, credit facilities and interest rate agreements at December 31, 2003 and 2002 are based on quoted market prices, dealer quotations and discounted cash flow analysis using an incremental borrowing rate for similar types of borrowing arrangements, respectively.

      A summary of the carrying value and fair value of the Company’s debt and related interest rate agreements at December 31, 2003 and 2002 is as follows (dollars in millions):

	2003		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Debt
CCO Holdings debt	$500	$510	$—	$—
Credit facilities	7,227	6,949	7,789	6,367
Other	229	238	277	212
Interest Rate Agreements
Assets (Liabilities)
Swaps	(171)	(171)	(258)	(258)
Collars	(8)	(8)	(34)	(34)

      The weighted average interest pay rate for the Company’s interest rate swap agreements was 7.25% and 7.40% at December 31, 2003 and 2002, respectively. The Company’s interest rate collar agreements are structured so that if LIBOR falls below 5.3%, the Company pays 6.7%. If the LIBOR rate is between 5.3% and 8.0%, the Company pays LIBOR. The LIBOR rate is capped at 8.0%, if LIBOR is between 8.0% and 9.9%. If the LIBOR rate rises above 9.9%, the cap is removed.

13.	Revenues

      Revenues consist of the following for the years presented (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

Video	$3,461	$3,420	$2,971
High-speed data	556	337	148
Advertising sales	263	302	197
Commercial	204	161	123
Other	335	346	368

	$4,819	$4,566	$3,807

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Operating Expenses

      Operating expenses consist of the following for the years presented (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

Programming	$1,249	$1,166	$963
Advertising sales	88	87	64
Service	615	554	459

	$1,952	$1,807	$1,486

      15. Selling, General and Administrative Expenses

      Selling, general and administrative expenses consist of the following for the years presented (dollars in millions):

	Year Ended December 31,

	2003	2002	2001

General and administrative	$833	$810	$689
Marketing	107	153	137

	$940	$963	$826

16.	Stock Compensation Plans

      Stock options, restricted stock and other incentive compensation are granted pursuant to the 2001 Stock Incentive Plan of Charter (the “2001 Plan”). Prior to 2001, options were granted under the 1999 Option Plan of Charter Holdco (the “1999 Plan”).

      The 1999 Plan provided for the grant of options to purchase membership units in Charter Holdco to current and prospective employees and consultants of Charter Holdco and its affiliates and current and prospective non-employee directors of Charter. Options granted generally vest over five years from the grant date, with 25% vesting 15 months after the anniversary of the grant date and ratably thereafter. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period, but not later than 10 years from the date of grant. Membership units received upon exercise of the options are automatically exchanged into Class A common stock of Charter on a one-for-one basis.

      The 2001 Plan provides for the grant of non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and/or shares of restricted stock (not to exceed 3,000,000), as each term is defined in the 2001 Plan. Employees, officers, consultants and directors of Charter and its subsidiaries and affiliates are eligible to receive grants under the 2001 Plan. Options granted generally vest over four years from the grant date, with 25% vesting on the anniversary of the grant date and ratably thereafter. Generally, options expire 10 years from the grant date.

      The 2001 Plan allows for the issuance of up to a total of 90,000,000 shares of Charter Class A common stock (or units convertible into Charter Class A common stock). The total shares available reflect a July 2003 amendment to the 2001 Plan approved by the board of directors and the shareholders of Charter to increase available shares by 30,000,000 shares. In 2001, any shares covered by options that terminated under the 1999 Plan were transferred to the 2001 Plan, and no new options can be granted under the 1999 Plan.

      During July and October 2003, in connection with new employment agreements and related option agreements entered into by Charter, certain executives and directors were awarded a total of 80,603 shares

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of restricted Charter Class A common stock. The shares vest monthly over a twelve-month period beginning on the date of grant. During September and October 2001, in connection with new employment agreements and related option agreements entered into by Charter, certain executives of Charter were awarded a total of 256,000 shares of restricted Charter Class A common stock, of which 140,063 shares had been cancelled as of December 31, 2003. The shares vested 25% upon grant, with the remaining shares vesting monthly over a three-year period beginning after the first anniversary of the date of grant. As of December 31, 2003, deferred compensation remaining to be recognized in future periods totaled $0.2 million.

      A summary of the activity for the stock options, excluding granted shares of restricted Charter Class A common stock, for the years ended December 31, 2003, 2002 and 2001, is as follows (amounts in thousands, except per share data):

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of period	53,632	$14.22	46,558	$17.10	28,482	$19.24
Granted	7,983	$3.53	13,122	$4.88	29,395	$16.01
Exercised	(165)	$3.96	—	$—	(278)	$19.23
Cancelled	(13,568)	$14.10	(6,048)	$16.32	(11,041)	$19.59

Options outstanding, end of period	47,882	$12.48	53,632	$14.22	46,558	$17.10

Weighted average remaining contractual life	8 years		8 years		9 years

Options exercisable, end of period	22,861	$16.36	17,844	$17.93	9,994	$18.51

Weighted average fair value of options granted	$2.71		$2.89		$9.15

      The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
		Remaining	Average		Remaining	Average
Range of	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Life	Price

	(in thousands)			(in thousands)
$ 1.11 - $ 2.85	9,809	9 years	$2.31	1,718	9 years	$2.49
$ 3.91 - $ 9.13	6,309	9 years	$5.52	319	8 years	$9.13
$11.99 - $19.47	20,243	7 years	$14.65	12,191	7 years	$15.34
$20.00 - $23.09	11,521	6 years	$21.19	8,633	6 years	$20.83

      On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123, under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. Adoption of these provisions resulted in utilizing a preferable accounting method as the consolidated financial statements present the

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 123, the fair value method will be applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25, unless they are modified or settled in cash. The ongoing effect on consolidated results of operations or financial condition will be dependent upon future stock based compensation awards granted. The Company recorded $4 million of option compensation expense for the year ended December 31, 2003.

      Prior to the adoption of SFAS No. 123, the Company used the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, to account for the option plans. Option compensation expense of $5 million and net option compensation benefit of $5 million for the years ended December 31, 2002 and 2001, respectively, was recorded in the consolidated statements of operations since the exercise prices of certain options were less than the estimated fair values of the underlying membership interests on the date of grant. A reversal of previously recognized option compensation expense of $22 million for the year ended December 31, 2001 was recorded in the consolidated statements of operations primarily in connection with the waiver of the right to approximately seven million options by Charter’s former President and Chief Executive Officer as part of his September 2001 separation agreement. This was partially offset by expense recorded because exercise prices on certain options were less than the estimated fair values of Charter’s stock at the time of grant. Estimated fair values were determined by the Company using the valuation inherent in the companies acquired by Paul G. Allen in 1998 and valuations of public companies in the cable television industry adjusted for factors specific to the Company. Compensation expense is being recorded with the method described in FASB Interpretation No. 28 over the vesting period of the individual options that varies between four and five years. As of December 31, 2003, no deferred compensation remained to be recognized in future periods. No stock option compensation expense was recorded for the options granted after November 8, 1999, since the exercise price was equal to the estimated fair value of the underlying membership interests or shares of Charter Class A common stock on the date of grant. Since the membership units are exchangeable into Class A common stock of Charter on a one-for-one basis, the estimated fair value was equal to the quoted market values of Charter Class A common stock.

      In January 2004, Charter commenced an option exchange program in which employees of Charter and its subsidiaries were offered the right to exchange all stock options (vested and unvested) issued under the 1999 Charter Communications Option Plan and 2001 Stock Incentive Plan that had an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. Based on a sliding exchange ratio, which varied depending on the exercise price of an employees outstanding options, if an employee would have received more than 400 shares of restricted stock in exchange for tendered options, Charter issued that employee shares of restricted stock in the exchange. If, based on the exchange ratios, an employee would have received 400 or fewer shares of restricted stock in exchange for tendered options, Charter instead paid the employee cash in an amount equal to the number of shares the employee would have received multiplied by $5.00. The offer applied to options (vested and unvested) to purchase a total of 22,929,573 shares of Charter Class A common stock, or approximately 48% of Charter’s 47,882,365 total options issued and outstanding as of December 31, 2003. Participation by employees was voluntary. Those members of Charter’s board of directors who were not also employees of Charter or any of its subsidiaries were not eligible to participate in the exchange offer.

      In the closing of the exchange offer on February 20, 2004, Charter accepted for cancellation eligible options to purchase approximately 18,137,664 shares of Charter Class A common stock. In exchange, Charter granted 1,966,686 shares of restricted stock, including 460,777 performance shares to eligible employees of the rank of senior vice president and above, and paid a total cash amount of approximately $4 million (which amount includes applicable withholding taxes) to those employees who received cash

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rather than shares of restricted stock. The grants of restricted stock were effective as of February 25, 2004. Employees tendered approximately 79% of the options eligible to be exchanged under the program.

      Based on the results above, the cost to the Company of the Stock Option Exchange Program was approximately $12 million, with a 2004 cash compensation expense of approximately $4 million and a non-cash compensation expense of approximately $8 million to be expensed ratably over the three-year vesting period of the restricted stock in the exchange.

      In January 2004, the Compensation Committee of the board of directors of Charter approved Charter’s Long-Term Incentive Program (“LTIP”), which is a program administered under the 2001 Stock Incentive Plan. Employees of Charter and its subsidiaries whose pay classifications exceed a certain level are eligible to receive stock options, and more senior level employees are eligible to receive stock options and performance shares. Under the LTIP, the stock options vest 25% on each of the first four anniversaries of the date of grant. The performance shares are earned on the third anniversary of the grant date, conditional upon Charter’s performance against financial performance measures established by Charter’s management and approved by its board of directors as of the time of the award. No awards were made under the LTIP in 2003.

17.	Special Charges

      In the fourth quarter of 2002, the Company recorded a special charge of $35 million, of which $31 million was associated with its workforce reduction program and the consolidation of its operations from three divisions and ten regions into five operating divisions, elimination of redundant practices and streamlining its management structure. The remaining $4 million related to legal and other costs associated with Charter’s ongoing grand jury investigation, shareholder lawsuits and SEC investigation. The $31 million charge related to realignment activities, included severance costs of $28 million related to approximately 1,400 employees identified for termination as of December 31, 2002 and lease termination costs of $3 million. During the year ended December 31, 2003, an additional 1,400 employees were identified for termination and additional severance costs of $20 million and additional lease costs of $6 million were recorded in special charges. In total, approximately 2,600 employees were terminated during the year ended December 31, 2003. Severance payments are generally made over a period of up to twelve months with approximately $39 million paid during the year ended December 31, 2003. The Company paid $4 million in lease termination costs during the year ended December 31, 2003. As of December 31, 2003 and December 31, 2002, a liability of approximately $14 million and $31 million, respectively, is recorded on the accompanying consolidated balance sheets related to the realignment activities. For the year ended December 31, 2003, the additional severance costs were offset by a $5 million settlement from the Internet service provider Excite@Home related to the conversion of high-speed data customers to Charter Pipeline service in 2001.

      During the year ended December 31, 2001, the Company recorded $18 million in special charges that represent $15 million of costs associated with the transition of approximately 145,000 (unaudited) data customers from the Excite@Home Internet service to the Charter Pipeline Internet service.

      In December 2001, the Company implemented a restructuring plan to reduce its workforce in certain markets and reorganize its operating divisions from two to three and operating regions from twelve to ten. The restructuring plan was completed during the first quarter of 2002, resulting in the termination of approximately 320 employees and severance costs of $4 million of which $1 million was recorded in the first quarter of 2002 and $3 million was recorded in the fourth quarter of 2001.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Income Taxes

      The Company is a single member limited liability company not subject to income tax. The Company holds all operations through indirect subsidiaries. The majority of these indirect subsidiaries are limited liability companies that are not subject to income tax. However, certain of the Company’s indirect subsidiaries are corporations and are subject to income tax.

      For the year ended December 31, 2003, the Company recorded income tax expense realized through increases in deferred tax liabilities and federal and state income taxes related to our indirect corporate subsidiaries. For the years ended December 31, 2002 and 2001 the Company recorded income tax benefit for its indirect corporate subsidiaries related to differences in accounting for franchises.

      Current and deferred income tax expense (benefit) is as follows (dollars in millions):

	December 31,

	2003	2002	2001

Current expense:
Federal income taxes	$1	$—	$—
State income taxes	1	2	—

Current income tax expense	2	2	—

Deferred expense (benefit):
Federal income taxes	10	(219)	(24)
State income taxes	1	(31)	(3)

Deferred income tax expense (benefit)	11	(250)	(27)

Total income tax expense (benefit)	$13	$(248)	$(27)

      The Company recorded the portion of the income tax benefit associated with the adoption of SFAS No. 142 as a $32 million reduction of the cumulative effect of accounting change on the accompanying statement of operations for the year ended December 31, 2002.

      The Company’s effective tax rate differs from that derived by applying the applicable federal income tax rate of 35%, and average state income tax rate of 5% for the years ended December 31, 2003, 2002 and 2001 as follows (dollars in millions):

	December 31,

	2003	2002	2001

Statutory federal income taxes	$15	$(1,737)	$(649)
State income taxes, net of federal benefit	2	(248)	(93)
Losses allocated to limited liability companies not subject to income taxes	(30)	1,740	716
Valuation allowance provided	26	(3)	(1)

Income tax expense (benefit)	$13	$(248)	$(27)

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of these temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002, which are included in long-term liabilities, for the indirect corporate subsidiaries of the Company are presented below (dollars in millions):

	December 31,

	2003	2002

Deferred tax assets:
Net operating loss carryforward	$80	$71
Other	6	9

Total gross deferred tax assets	86	80
Less: valuation allowance	(51)	(25)

Net deferred tax assets	$35	$55

Deferred tax liabilities:
Property, plant & equipment	$(42)	$(67)
Franchises	(260)	(240)

Gross deferred tax liabilities	(302)	(307)

Net deferred tax liabilities	$(267)	$(252)

      As of December 31, 2003, the Company has deferred tax assets of $86 million, which primarily relate to tax net operating loss carryforwards of certain of its indirect corporate subsidiaries. These tax net operating loss carryforwards (generally expiring in years 2004 through 2023) of $80 million, are subject to certain return limitations. Valuation allowances of $51 million and $25 million exist with respect to these carryforwards as of December 31, 2003 and 2002, respectively.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that the deferred tax assets will be realized prior to the expiration of the tax net operating loss carryforwards in 2004 through 2023, except for those tax net operating loss carryforwards that may be subject to certain limitations. Because of the uncertainty associated in realizing the deferred tax assets associated with the potentially limited tax net operating loss carryforwards, valuation allowances have been established except for deferred tax assets available to offset deferred tax liabilities.

      Charter Holdco is currently under examination by the Internal Revenue Service for the tax years ending December 31, 1999 and 2000. Management does not expect the results of this examination to have a material adverse effect on the Company’s financial condition or results of operations.

19.	Related Party Transactions

      The following sets forth certain transactions in which the Company and the directors, executive officers and affiliates of the Company are involved. Unless otherwise disclosed, management believes that each of the transactions described below was on terms no less favorable to the Company than could have been obtained from independent third parties.

      Charter has entered into management arrangements with Charter Holdco and certain of its subsidiaries. Under these agreements, Charter provides management services for the cable systems owned or operated by its subsidiaries. The management services include such services as centralized customer billing services, data processing and related support, benefits administration and coordination of insurance

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

coverage and self-insurance programs for medical, dental and workers’ compensation claims. Costs associated with providing these services are billed and charged directly to the Company’s operating subsidiaries and are included within operating costs in the accompanying consolidated statements of operations. Such costs totaled $210 million, $176 million and $119 million for the years ended December 31, 2003, 2002 and 2001, respectively. All other costs incurred on the behalf of the Company’s operating subsidiaries are considered a part of the management fee and are recorded as a component of selling, general and administrative expense, in the accompanying consolidated financial statements. For the years ended December 31, 2003, 2002 and 2001, the management fee charged to the Company’s operating subsidiaries approximated the expenses incurred by Charter Holdco and Charter on behalf of the Company’s operating subsidiaries. The credit facilities of the Company’s operating subsidiaries prohibit payments of management fees in excess of 3.5% of revenues until repayment of the outstanding indebtedness. In the event any portion of the management fee due and payable is not paid, it is deferred by Charter and accrued as a liability of such subsidiaries. Any deferred amount of the management fee will bear interest at the rate of 10% per annum, compounded annually, from the date it was due and payable until the date it is paid.

      Mr. Allen, the controlling shareholder of Charter, and a number of his affiliates have interests in various entities that provide services or programming to Charter’s subsidiaries. Given the diverse nature of Mr. Allen’s investment activities and interests, and to avoid the possibility of future disputes as to potential business, Charter may not, and may not allow its subsidiaries to, engage in any business transaction outside the cable transmission business except for certain existing approved investments. Should Charter or its subsidiaries wish to pursue a business transaction outside of this scope, it must first offer Mr. Allen the opportunity to pursue the particular business transaction. If he decides not to pursue the business transaction and consents to Charter or its subsidiaries to engage in the business transaction, they will be able to do so. The cable transmission business means the business of transmitting video, audio, including telephony, and data over cable systems owned, operated or managed by Charter or its subsidiaries from time to time.

      Mr. Allen or his affiliates own equity interests or warrants to purchase equity interests in various entities with which the Company does business or which provides it with products, services or programming. Among these entities are TechTV Inc. (“TechTV”), Oxygen Media Corporation (“Oxygen Media”), Digeo, Inc. (“Digeo”), Click2learn, Inc., Trail Blazer Inc., Action Sports Cable Network (“Action Sports”) and Microsoft Corporation. In addition, Mr. Allen and Mr. Savoy were directors of USA Networks, Inc. (“USA Networks”), who operates the USA Network, The Sci-Fi Channel, Trio, World News International and Home Shopping Network, owning approximately 5% and less than 1%, respectively, of the common stock of USA Networks. In 2002, Mr. Allen and Mr. Savoy sold their common stock and are no longer directors of the USA Network. Mr. Allen owns 100% of the equity of Vulcan Ventures Incorporated (“Vulcan Ventures”) and Vulcan Inc. and is the president of Vulcan Ventures. Mr. Savoy was a vice president and a director of Vulcan Ventures until his resignation in September 2003. The various cable, media, Internet and telephony companies in which Mr. Allen has invested may mutually benefit one another. The agreements governing the Company’s relationship with Digeo, Inc. are an example of a cooperative business relationship among Mr. Allen’s affiliated companies. The Company can give no assurance that any of these business relationships will be successful, that the Company will realize any benefits from these relationships or that the Company will enter into any business relationships in the future with Mr. Allen’s affiliated companies.

      Mr. Allen and his affiliates have made, and in the future likely will make, numerous investments outside of the Company and its business. The Company cannot assure that, in the event that the Company or any of its subsidiaries enter into transactions in the future with any affiliate of Mr. Allen, such transactions will be on terms as favorable to the Company as terms it might have obtained from an unrelated third party. Also, conflicts could arise with respect to the allocation of corporate opportunities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

between the Company and Mr. Allen and his affiliates. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest.

      High Speed Access Corp. (“High Speed Access”) was a provider of high-speed Internet access services over cable modems. During the period from 1997 to 2000, certain Charter entities entered into Internet-access related service agreements, and both Vulcan Ventures and certain of Charter’s subsidiaries made equity investments in High Speed Access.

      On February 28, 2002, CCO Holding’s subsidiary, CC Systems, purchased from High Speed Access the contracts and associated assets, and assumed related liabilities, that served the Company’s customers, including a customer contact center, network operations center and provisioning software. Immediately prior to the asset purchase, Vulcan Ventures beneficially owned approximately 37%, and the Company beneficially owned approximately 13%, of the common stock of High Speed Access (including the shares of common stock which could be acquired upon conversion of the Series D preferred stock, and upon exercise of the warrants owned by Charter Holdco). Following the consummation of the asset purchase, neither Vulcan Ventures, Charter nor the Company beneficially owned any securities of, or were otherwise affiliated with, High Speed Access.

      The Company receives or will receive programming for broadcast via its cable systems from TechTV, USA Networks, Oxygen Media and Action Sports. The Company pays a fee for the programming service generally based on the number of customers receiving the service. Such fees for the years ended December 31, 2003, 2002 and 2001 were each less than 1% of total operating expenses with the exception of USA Networks which was 2%, 2% and 3% of total operating expenses for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, the Company receives commissions from USA Networks for home shopping sales generated by its customers. Such revenues for the years ended December 31, 2003, 2002 and 2001 were less than 1% of total revenues. On November 5, 2002, Action Sports announced that it was discontinuing its business. The Company believes that the failure of Action Sports will not materially affect the Company’s business or results of operations.

      Charter Communications Ventures, LLC (“Charter Ventures”) entered into an equity issuance agreement pursuant to which Oxygen Media granted Charter Holdings a warrant to purchase 2.4 million shares of common stock of Oxygen Media for an exercise price of $22.00 per share. Charter Holdco will also receive unregistered shares of Oxygen Media common stock with a guaranteed fair market value on the date of issuance of $34 million, on or prior to February 2, 2005 with the exact date to be determined by Oxygen Media. The Company currently recognizes the guaranteed value of the investment over the life of the programming agreement as a reduction of programming expense. For the year ended December 31, 2003, the Company recorded approximately $9 million as a reduction of programming expense.

      As discussed in Note 4, in April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly owned subsidiary of CCO Holdings, completed the cash purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar Income IV/ PBD Systems Venture, serving approximately 21,600 (unaudited) customers, for a total cash sale price of approximately $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable systems, serving approximately 6,400 (unaudited) customers, for a cash sale price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Holdco, is a general partner of the Enstar limited partnerships but does not exercise control over them. All of the executive officers of Charter and Charter Holdco act as officers of Enstar Communications Corporation.

      Charter Ventures entered into various broadband carriage agreements with Digeo Interactive, LLC (“Digeo Interactive”), a wholly owned subsidiary of Digeo. These agreements provide for the development

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by Digeo Interactive of future features to be included in the Basic i-TV service provided by Digeo and for Digeo’s development of an interactive “toolkit” to enable the Company to develop interactive local content. Furthermore, the Company may request that Digeo Interactive manage local content for a fee. The agreement provides for the Company to pay for development of the Basic i-TV service as well as license fees for customers who receive the service, and for the Company and Digeo to split certain revenues earned from the service. In 2003, the Company paid Digeo Interactive approximately $4 million for customized development of the i-channels and the local content tool kit. The Company received no revenues under the broadband carriage agreement in 2003.

      On June 30, 2003, Charter Holdco entered into an agreement with Motorola for the purchase of 100,000 broadband media centers, subject to the Company’s testing and approval of product performance and functionality. It is contemplated that the software for these broadband media centers would be supplied to Motorola by Digeo. License fees for Digeo to license such software to the Company and support fees for the broadband media centers and relevant content and support services are currently under negotiation.

      In March 2001, Charter Ventures, the Company’s indirect subsidiary, and Vulcan Ventures formed DBroadband Holdings, LLC (“DBroadband”) for the sole purpose of purchasing equity interests in Digeo. In connection with the execution of the broadband carriage agreement, DBroadband purchased an equity interest in Digeo funded by contributions from Vulcan Ventures. The equity interest is subject to a priority return of capital to Vulcan Ventures up to the amount contributed by Vulcan Ventures on Charter Ventures’ behalf. Charter Ventures has a 100% profit interest in DBroadband. Vulcan Ventures also agreed to make, through January 24, 2004, certain additional contributions through DBroadband to acquire additional equity in Digeo as necessary to maintain Charter Ventures’ pro rata interest in Digeo in the event of certain future Digeo equity financings by the founders of Digeo. These additional equity interests are also subject to a priority return of capital to Vulcan Ventures up to amounts contributed by Vulcan Ventures on Charter Ventures’ behalf. DBroadband is therefore not included in the Company’s consolidated financial statements.

      The Company believes that Vulcan Ventures, an entity controlled by Mr. Allen, owns an approximate 60% equity interest in Digeo, Inc. Messrs. Allen and Vogel are directors of Digeo. Mr. Savoy was a director and served on the compensation committee of Digeo until September 2003. Mr. Vogel owns options to purchase 10,000 shares of Digeo common stock.

      On January 10, 2003, Charter signed an agreement to carry two around-the-clock, high definition networks, HDNet and HDNet Movies. The Company believes that entities controlled by Mr. Mark Cuban, co-founder and president of HDNet, owns 85% of HDNet and HDNet Movies as of December 31, 2003. As of December 31, 2003 Mr. Cuban, owns an approximate 6.4% equity interest in Charter.

      As part of the acquisition of the cable systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, an indirect limited liability company subsidiary of CCO Holdings, issued, after adjustments, 24,279,943 Class A preferred membership units (collectively, the “CC VIII interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, subsequently owned by Comcast Corporation (the “Comcast sellers”). While held by the Comcast sellers, the CC VIII interest was entitled to a 2% priority return on its initial capital account and such priority return was entitled to preferential distributions from available cash and upon liquidation of CC VIII. While held by the Comcast sellers, the CC VIII interest generally did not share in the profits and losses of CC VIII. Mr. Allen granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast put right”). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next

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paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen would be entitled to a priority distribution with respect to the 2% priority return (which will continue to accrete). Any remaining distributions in liquidation would be distributed to CC V Holdings, LLC and Mr. Allen in proportion to CC V Holdings, LLC’s capital account and Mr. Allen’s capital account (which will equal the initial capital account of the Comcast sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after June 6, 2003). The limited liability company agreement of CC VIII does not provide for a mandatory redemption of the CC VIII interest.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII interest following consummation of the Comcast put right. Specifically, under the terms of the Bresnan transaction documents that were entered into in June 1999, the Comcast sellers originally would have received, after adjustments, 24,273,943 Charter Holdco membership units, but due to an FCC regulatory issue raised by the Comcast sellers shortly before closing, the Bresnan transaction was modified to provide that the Comcast sellers instead would receive the preferred equity interests in CC VIII represented by the CC VIII interest. As part of the last-minute changes to the Bresnan transaction documents, a draft amended version of the Charter Holdco limited liability company agreement was prepared, and contract provisions were drafted for that agreement that would have required an automatic exchange of the CC VIII interest for 24,273,943 Charter Holdco membership units if the Comcast sellers exercised the Comcast put right and sold the CC VIII interest to Mr. Allen or his affiliates. However, the provisions that would have required this automatic exchange did not appear in the final version of the Charter Holdco limited liability company agreement that was delivered and executed at the closing of the Bresnan transaction. The law firm that prepared the documents for the Bresnan transaction brought this matter to the attention of Charter and representatives of Mr. Allen in 2002.

      Thereafter, the board of directors of Charter formed a Special Committee (currently comprised of Messrs. Tory, Wangberg and Merritt) to investigate the matter and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the relevant facts and circumstances, the Special Committee determined that a “scrivener’s error” had occurred in February 2000 in connection with the preparation of the last-minute revisions to the Bresnan transaction documents and that, as a result, Charter should seek the reformation of the Charter Holdco limited liability company agreement, or alternative relief, in order to restore and ensure the obligation that the CC VIII interest be automatically exchanged for Charter Holdco units. The Special Committee further determined that, as part of such contract reformation or alternative relief, Mr. Allen should be required to contribute the CC VIII interest to Charter Holdco in exchange for 24,273,943 Charter Holdco membership units. The Special Committee also recommended to the board of directors of Charter that, to the extent the contract reformation is achieved, the board of directors should consider whether the CC VIII interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them.

      Mr. Allen disagrees with the Special Committee’s determinations described above and has so notified the Special Committee. Mr. Allen contends that the transaction is accurately reflected in the transaction documentation and contemporaneous and subsequent company public disclosures.

      The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success. The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days’ prior notice to the other. In addition, the Special Committee and Mr. Allen have determined to utilize the Delaware Court of Chancery’s program

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for mediation of complex business disputes in an effort to resolve the CC VIII interest dispute. If the Special Committee and Mr. Allen are unable to reach a resolution through that mediation process or to agree on an alternative dispute resolution process, the Special Committee intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief. The ultimate resolution and financial impact of the dispute are not determinable at this time.

20.	Commitments and Contingencies

Commitments

      The following table summarizes the Company’s payment obligations as of December 31, 2003 for its contractual obligations (dollars in millions).

	Total	2004	2005	2006	2007	2008	Thereafter

Contractual Obligations
Operating Lease Obligations(1)	$70	$17	$14	$11	$7	$5	$16
Programming Minimum Commitments(2)	1,949	320	329	355	386	317	242
Other(3)	282	63	47	39	24	25	84

Total	$2,301	$400	$390	$405	$417	$347	$342

(1)	The Company leases certain facilities and equipment under noncancellable operating leases. Leases and rental costs charged to expense for the years ended December 31, 2003, 2002 and 2001, were $28 million, $30 million and $22 million, respectively.

(2)	The Company pays programming fees under multi-year contracts ranging from three to six years typically based on a flat fee per customer, which may be fixed for the term or may in some cases, escalate over the term. Programming costs included in the accompanying statements of operations were $1.2 billion, $1.2 billion and $963 million for the years ended December 31, 2003, 2002 and 2001, respectively. Certain of the Company’s programming agreements are based on a flat fee per month or have guaranteed minimum payments. The table sets forth the aggregate guaranteed minimum commitments under the Company’s programming contracts.

(3)	“Other” represents other guaranteed minimum commitments, which consist primarily of commitments to the Company’s billing services vendors.

      The following items are not included in the contractual obligation table due to various factors discussed below. However, the Company incurs these costs as part of its operations:

•	The Company rents utility poles used in its operations. Generally, pole rentals are cancelable on short notice, but the Company anticipates that such rentals will recur. Rent expense incurred for pole rental attachments for the years ended December 31, 2003, 2002 and 2001, was $40 million, $41 million and $33 million, respectively.

•	The Company pays franchise fees under multi-year franchise agreements based on a percentage of revenues earned from video service per year. The Company also pays other franchise related costs, such as public education grants under multi-year agreements. Franchise fees and other franchise-related costs included in the accompanying statements of operations were $162 million, $160 million and $144 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The Company also has $153 million in letters of credit, primarily to its various worker’s compensation, property casualty and general liability carriers as collateral for reimbursement of claims. These letters of credit reduce the amount the Company may borrow under its credit facilities.

Litigation

      Fourteen putative federal class action lawsuits (the “Federal Class Actions”) have been filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages are sought by the plaintiffs. In general, the lawsuits allege that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects. The Federal Class Actions were specifically and individually identified in public filings made by Charter prior to the date of this prospectus.

      In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions for pretrial purposes. On June 19, 2003, following a pretrial conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the consolidated class action. Motions to dismiss the Consolidated Amended Complaint have been filed. On February 10, 2004, in response to a joint motion made by StoneRidge and defendants, Charter, Vogel and Allen, the court entered an order providing, among other things, that: (1) the parties who filed such motion engage in a mediation within ninety (90) days; and (2) all proceedings in the Consolidated Federal Class Actions are stayed for ninety (90) days.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in Missouri state court against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff alleges that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

      In addition to the Federal Class Actions, the State Derivative Action and the Federal Derivative Action, six putative class action lawsuits have been filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. Charter believes the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquiescing to such a transaction. The lawsuits were brought on behalf of Charter’s securities holders as of July 29, 2002, and seek unspecified damages and possible injunctive relief. The Delaware Class Actions are substantively identical. No such transaction by Mr. Allen has been presented. Plaintiffs’ counsel has granted the defendants an indefinite extension of time to respond to the only complaint that has been served in the Delaware Class Actions.

      The lawsuits discussed above are each in preliminary stages. No reserves have been established for potential losses or related insurance recoveries on these matters because Charter is unable to predict the outcome. Charter has advised the Company that Charter intends to vigorously defend the lawsuits.

      In August of 2002, Charter became aware of a grand jury investigation being conducted by the United States Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U.S. Attorney’s Office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. On July 25, 2003, one of the former officers who was indicted entered a guilty plea. Charter has advised the Company that Charter is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC subsequently issued a formal order of investigation dated January 23, 2003, and subsequent related document and testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers, and various of its other accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has advised the Company that Charter is fully cooperating with the SEC staff.

      Charter is generally required to indemnify each of the named individual defendants in connection with these matters pursuant to the terms of its Bylaws and (where applicable) such individual defendants’ employment agreements. Pursuant to the terms of certain employment agreements and in accordance with the Bylaws of Charter, in connection with the pending grand jury investigation, SEC investigation and the above described lawsuits, Charter’s current directors and its current and former officers have been advanced certain costs and expenses incurred in connection with their defense.

      Charter has liability insurance coverage that it believes is available for these matters, where applicable, and subject to the terms, conditions and limitations of the respective policies. There is no assurance that current coverage will be sufficient for all claims described above or any future claims that may arise.

      In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina Court of Common Pleas (“South Carolina Class Action”), purportedly on behalf of a class of Charter customers, alleging that Charter improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” Charter removed this case to the United States District Court for the District of South Carolina in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to the South Carolina Court of Common Pleas in August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter should have but did not file a new motion to dismiss. The state court judge granted the plaintiff’s motion

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

over Charter’s objection in September 2002. Charter immediately appealed that decision to the South Carolina Court of Appeals and the South Carolina Supreme Court, but those courts have ruled that until a final judgment is entered against Charter, they lack jurisdiction to hear the appeal.

      In January 2003, the Court of Common Pleas granted the plaintiffs’ motion for class certification. In October and November 2003, Charter filed motions (a) asking that court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the Court of Common Pleas granted in part and denied in part Charter’s motion to dismiss for failure to state a claim. It also took under advisement Charter’s motion to set aside the default judgment.

      Charter is unable to predict the outcome of the lawsuits and the government investigations described above. An unfavorable outcome in the lawsuits or the government investigations described above could have a material adverse effect on the Company’s consolidated financial condition, results of operations or its liquidity, including its ability to comply with the Company’s debt covenants.

      In addition to the matters set forth above, Charter is also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims will not have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Regulation in the Cable Industry

      The operation of a cable system is extensively regulated by the Federal Communications Commission (“FCC”), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing local telephone companies to provide video programming in their own telephone service areas.

      The 1996 Telecom Act required the FCC to undertake a number of implementing rulemakings. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company’s operations.

21.	Employee Benefit Plan

      The Company’s employees may participate in the Charter Communications, Inc. 401(k) Plan. Employees that qualify for participation can contribute up to 50% of their salary, on a pre-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service. The Company matches 50% of the first 5% of participant contributions. The Company made contributions to the 401(k) plan totaling $7 million, $8 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

22.	Recently Issued Accounting Standards

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities created after

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003. For variable interests in variable interest entities created before December 31, 2003, the FIN 46R will be applied beginning on March 31, 2004. For any variable interest entities that must be consolidated under FIN 46R that were created before December 31, 2003, the assets, liabilities and noncontrolling interests of the variable interest entity initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity. The Company has identified DBroadband Holdings, LLC as a variable interest entity in accordance with FIN 46R. As the Company is not the primary beneficiary of the variable interest entity (as defined by FIN 46R), DBroadband Holdings, LLC has not been included in the Company’s consolidated financial statements. In future periods, the Company will continue to reassess its relationship with DBroadband Holdings, LLC to ensure proper recognition of the relationship in accordance with FIN 46R. See Note 19 for additional information.

      In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of interpretative guidance on revenue recognition. SAB No. 104 became effective immediately upon release and requires registrants to either restate prior financial statements or report a change in accounting principle. The adoption of SAB No. 104 did not have a material impact on the Company’s consolidated financial statements.

23.	Parent Company Only Financial Statements

      As the result of limitations on, and prohibitions of, distributions, substantially all of the net assets of the consolidated subsidiaries are restricted for distribution to the Company. The following condensed parent-only financial statements of the Company account for the investment in its subsidiaries under the equity method of accounting. The financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto.

CCO Holdings, LLC (Parent Company Only)

Condensed Balance Sheet

	December 31,

	2003	2002

	(dollars in millions)
ASSETS
Receivables from related parties	$5	$—
Loans receivables from related parties	361	—
Other assets	9	—
Investment in subsidiaries	10,722	11,040

	$11,097	$11,040

MEMBER’S EQUITY
Current liabilities	$8	$—
Long-term debt	500	—
Other long-term liabilities	4	—
Member’s equity	10,585	11,040

	$11,097	$11,040

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statement of Operations

	Year Ended December 31,

	2003	2002	2001

	(dollars in millions)
Revenue:
Interest income	$2	$—	$—
Costs and expenses:
Interest expense	(7)	—	—
Equity in income (losses) of subsidiaries	40	(5,286)	(1,851)
Other expense	(5)	—	—

	28	(5,286)	(1,851)

Net income (loss)	$30	$(5,286)	$(1,851)

Condensed Statements of Cash Flows

	2003	2002	2001

	(dollars in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30	$(5,286)	$(1,851)
Equity in (income) losses of subsidiaries	(40)	5,286	1,851
Changes in other assets and liabilities	10	—	—
Changes in receivables from related parties	(5)	—	—

Net cash flows from operating activities	(5)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiaries	(135)	(859)	(4,767)
Distributions from subsidiaries	545	413	424

Net cash flows from investing activities	410	(446)	(4,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	10	859	4,767
Distributions to parent companies	(545)	(413)	(424)
Proceeds from issuance of debt	500	—	—
Loans to related parties	(361)	—	—
Payments for debt issuance costs	(9)	—	—

Net cash flows from financing activities	(405)	446	4,343

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	$—	$—	$—

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(Dollars in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$91	$85
Accounts receivable, less allowance for doubtful accounts of $16 and $17, respectively	176	178
Receivables from related party	—	60
Prepaid expenses and other current assets	20	21

Total current assets	287	344

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net of accumulated depreciation of $4,778 and $3,834, respectively	6,230	6,808
Franchises, net of accumulated amortization of $3,300 and $3,445, respectively	9,885	13,680

Total investment in cable properties, net	16,115	20,488

OTHER NONCURRENT ASSETS	226	162

Total assets	$16,628	$20,994

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$927	$996
Payables to related party	13	—

Total current liabilities	940	996

LONG-TERM DEBT	7,622	7,956

LOANS PAYABLE — RELATED PARTY	39	37

DEFERRED MANAGEMENT FEES — RELATED PARTY	14	14

OTHER LONG-TERM LIABILITIES	515	687

MINORITY INTEREST	650	719

MEMBER’S EQUITY:
Member’s equity	6,874	10,642
Accumulated other comprehensive loss	(26)	(57)

Total member’s equity	6,848	10,585

Total liabilities and member’s equity	$16,628	$20,994

The accompanying notes are an integral part of these condensed consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(Dollars in millions)
	(Unaudited)
REVENUES	$1,248	$1,207	$3,701	$3,602

COSTS AND EXPENSES:
Operating (excluding depreciation and amortization)	525	484	1,552	1,457
Selling, general and administrative	252	235	735	702
Depreciation and amortization	371	352	1,105	1,095
Impairment of franchises	2,433	—	2,433	—
(Gain) loss on sale of assets, net	—	10	(104)	23
Option compensation expense, net	8	1	34	1
Special charges, net	3	8	100	18

	3,592	1,090	5,855	3,296

Income (loss) from operations	(2,344)	117	(2,154)	306

OTHER INCOME AND EXPENSE:
Interest expense, net	(148)	(121)	(406)	(375)
Gain (loss) on derivative instruments and hedging activities, net	(8)	31	48	35
Loss on extinguishment of debt	—	—	(21)	—
Other, net	—	(2)	—	(3)

	(156)	(92)	(379)	(343)

Income (loss) before minority interest, income taxes and cumulative effect of accounting change	(2,500)	25	(2,533)	(37)
MINORITY INTEREST	34	(4)	25	(11)

Income (loss) before income taxes and cumulative effect of accounting change	(2,466)	21	(2,508)	(48)
INCOME TAX BENEFIT (EXPENSE)	45	(1)	41	(3)

Income (loss) before cumulative effect of accounting change	(2,421)	20	(2,467)	(51)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(840)	—	(840)	—

Net income (loss)	$(3,261)	$20	$(3,307)	$(51)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(Dollars in millions)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,307)	$(51)
Adjustments to reconcile net loss to net cash flows from operating activities:
Minority interest	(25)	11
Depreciation and amortization	1,105	1,095
Impairment of franchises	2,433	—
Option compensation expense, net	25	—
Special charges, net	85	—
Noncash interest expense	15	27
Gain on derivative instruments and hedging activities, net	(48)	(35)
(Gain) loss on sale of assets, net	(104)	23
Loss on extinguishment of debt	18	—
Deferred income taxes	(41)	3
Cumulative effect of accounting change, net	840	—
Other, net	(1)	(2)
Changes in operating assets and liabilities, net of effects from dispositions:
Accounts receivable	(1)	75
Prepaid expenses and other assets	(1)	7
Accounts payable, accrued expenses and other	(116)	(132)
Receivables from and payables to related party, including deferred management fees	(68)	(79)

Net cash flows from operating activities	809	942

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(616)	(481)
Change in accrued expenses related to capital expenditures	(11)	(102)
Proceeds from sale of assets	727	—
Purchases of investments	(4)	—
Other, net	(2)	(2)

Net cash flows from investing activities	94	(585)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	2,873	452
Repayments of long-term debt	(4,707)	(646)
Proceeds from issuance of debt	1,500	—
Payments for debt issuance costs	(97)	(15)
Repayments to related parties	—	(96)
Capital contributions	—	10
Distributions	(466)	(327)

Net cash flows from financing activities	(897)	(622)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6	(265)
CASH AND CASH EQUIVALENTS, beginning of period	85	310

CASH AND CASH EQUIVALENTS, end of period	$91	$45

CASH PAID FOR INTEREST	$339	$347

The accompanying notes are an integral part of these condensed consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(Dollars in millions)

1.	Organization and Basis of Presentation

      CCO Holdings, LLC (“CCO Holdings”) is a holding company whose primary assets at September 30, 2004 are equity interests in its operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, LLC (“CCH II”). CCH II is a wholly owned subsidiary of CCH I, LLC (“CCH I”), which is a wholly owned subsidiary of Charter Communications Holdings, LLC (“Charter Holdings”). Charter Holdings is a wholly owned subsidiary of Charter Communications Holding Company, LLC (“Charter Holdco”), which is a subsidiary of Charter Communications, Inc. (“Charter”).

      CCO Holdings is the sole owner of Charter Communications Operating, LLC (“Charter Operating”). Charter Operating was formed in February 1999 to own and operate its cable systems. In June and July of 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of i) creating CCH I, CCH II and CCO Holdings and ii) combining/contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Operating to Charter Operating (the “Systems Transfer”). The Systems Transfer was accounted for as a reorganization of entities under common control. Accordingly, the accompanying financial statements combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings for the three and nine months ended September 30, 2003. CCO Holdings and its subsidiaries are collectively referred to herein as the “Company.” All significant intercompany accounts and transactions among consolidated entities have been eliminated.

      The Company is a broadband communications company operating in the United States. The Company offers its customers traditional cable video programming (analog and digital video) as well as high-speed data services and, in some areas, advanced broadband services such as high definition television, video on demand, telephony and interactive television. The Company sells its cable video programming, high-speed data and advanced broadband services on a subscription basis.

      The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures typically included in the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 4, 2004 have been condensed or omitted for this quarterly report. The accompanying condensed consolidated financial statements are unaudited and are subject to review by regulatory authorities. However, in the opinion of management, such financial statements include all adjustments, which consist of only normal recurring adjustments, necessary for a fair presentation of the results for the periods presented. Interim results are not necessarily indicative of results for a full year.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant judgments and estimates include capitalization of labor and overhead costs; depreciation and amortization costs; impairments of property, plant and equipment, franchises and goodwill; income taxes; and contingencies. Actual results could differ from those estimates.

Reclassifications

      Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

2.	Liquidity and Capital Resources

      The Company incurred net losses of $3.3 billion for each of the three and nine months ended September 30, 2004, respectively, and $51 million for the nine months ended September 30, 2003. The Company achieved net income of $20 million for the three months ended September 30, 2003. The Company’s net cash flows from operating activities were $809 million and $942 million for the nine months ended September 30, 2004 and 2003, respectively.

      The Company has historically required significant cash to fund capital expenditures, distributions to its parent companies and debt service costs. Historically, the Company has funded these requirements through cash flows from operating activities, borrowings under its credit facilities, equity contributions from its parent companies, borrowings from its parent companies, issuances of debt securities and cash on hand. The mix of funding sources changes from period to period, but for the nine months ended September 30, 2004, approximately 67% of the Company’s funding requirements were met from cash flows from operating activities and 33% from proceeds from the sale of systems. This gives effect to the use of proceeds from the sale of systems, described below, to repay long-term debt. For the nine months ended September 30, 2004, the Company had net cash flows used in financing activities of $897 million, reflecting a net repayment of $334 million of debt. Additionally, the Company increased cash on hand by $6 million to $91 million.

      The Company’s long-term financing as of September 30, 2004 consists of $5.4 billion of credit facility debt and $2.2 billion principal amount of high-yield notes. In the fourth quarter of 2004, $7.5 million of the Company’s debt will mature and an additional $30 million will mature in each of 2005 and 2006. In addition, the Charter Operating credit facilities require the CC V Holdings, LLC notes to be redeemed within 45 days after the Charter Holdings leverage ratio, discussed below, is determined to be below 8.75 to 1.0.

      The Company’s ability to operate depends upon, among other things, its continued access to capital, including credit under the Charter Operating credit facilities. The Company expects that cash on hand, cash flows from operating activities and the amounts available under its credit facilities will be adequate to meet its cash needs for the foreseeable future. The Company’s borrowing availability under the credit facilities totaled $957 million as of September 30, 2004, none of which was restricted due to covenants.

      The Charter Operating credit facilities are subject to certain restrictive covenants, some of which require the Company to achieve specified operating results. The Company expects to maintain compliance with these covenants in 2004. If the Company’s operating performance results in non-compliance with these covenants, or if any of certain other events of non-compliance under these credit facilities or indentures governing the Company’s debt occurs, funding under the credit facilities may not be available and defaults on some or potentially all of the Company’s debt obligations could occur.

      Any financial or liquidity problems of CCO Holdings’ parent companies could cause serious disruption to the Company’s business and have a material adverse effect on its business and results of operations. Charter’s ability to make interest payments on its convertible senior notes, and, in 2005 and 2006, to repay the outstanding principal of its convertible senior notes will depend on its ability to raise additional capital and/or on receipt of payments or distributions from Charter Holdco or its subsidiaries, including CCH II, CCO Holdings and Charter Operating. The indentures governing the CCH II notes, CCO Holdings notes, and Charter Operating notes, however, restrict these entities and their subsidiaries from making distributions to their parent companies (including Charter and Charter Holdco) for payment of principal on Charter’s convertible senior notes, in each case unless there is no default under the applicable indenture and a specified leverage ratio test is met. In addition, each of CCH II, CCO Holdings and Charter Operating must independently assess whether such payments or distributions are advisable. CCH II, CCO

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Holdings and Charter Operating currently meet the applicable leverage ratio test under each of their respective indentures, and therefore are not currently prohibited from making any such distributions to their respective direct parent.

      The indentures governing the Charter Holdings notes permit Charter Holdings to make distributions to Charter Holdco for payment of interest or principal on Charter’s convertible senior notes, only if, after giving effect to the distribution, Charter Holdings could incur additional debt under a leverage ratio test of 8.75 to 1.0, there is no default under Charter Holdings’ indentures and the other specified tests are met. For the quarter ended September 30, 2004, there were no defaults under the Charter Holdings indentures and the other specified tests were met. However, Charter Holdings continued not to meet the leverage ratio test of 8.75 to 1.0 at September 30, 2004. As a result, distributions from Charter Holdings to Charter or Charter Holdco have been restricted and will continue to be restricted until that test is met.

      During this restriction period, the indentures governing the Charter Holdings notes permit Charter Holdings and its subsidiaries to make specified investments in Charter Holdco or Charter, up to an amount determined by a formula, as long as there is no default under the indentures. As of September 30, 2004, Charter Holdco had $31 million in cash on hand and was owed $39 million in intercompany loans from its subsidiaries, which were available to Charter Holdco to pay interest on Charter’s convertible senior notes, which is expected to be approximately $21 million for the remainder of 2004.

      Currently, Charter does not expect that cash flows from operating activities and amounts available under its credit facilities will be sufficient to fund its operations and permit Charter to satisfy its principal repayment obligations that come due in 2005 and thereafter. In the event that Charter is not able to demonstrate that it has access to liquidity in an amount sufficient to fund its business and to make principal repayment obligations that come due in 2005 and thereafter, Charter and its subsidiaries’ ability to receive an unqualified opinion from an independent registered public accounting firm may be adversely affected. The failure of Charter Operating to receive an unqualified opinion would constitute a default under Charter Operating’s credit facilities. An event of default under the covenants governing any of the Company’s debt instruments could result in the acceleration of its payment obligations under that debt and, under certain circumstances, in cross-defaults under its other debt obligations, which would have a material adverse effect on the Company’s consolidated financial condition or results of operations.

      As a result of the foregoing, it is likely that Charter or Charter Holdco will require additional funding to repay debt maturing in 2005 and 2006. The Company understands that Charter is working with its financial advisors to address such funding requirements. However, there can be no assurance that such funding will be available to Charter. Although Mr. Allen and his affiliates have purchased equity from Charter and its subsidiaries in the past, Mr. Allen and his affiliates are not obligated to purchase equity from, contribute to or loan funds to Charter or its subsidiaries in the future.

      On March 1, 2004, the Company closed the sale of certain cable systems in Florida, Pennsylvania, Maryland, Delaware and West Virginia to Atlantic Broadband Finance, LLC. The Company closed on the sale of an additional cable system in New York to Atlantic Broadband Finance, LLC in April 2004. These transactions resulted in a $105 million pretax gain recorded as a gain on sale of assets in the Company’s condensed consolidated statements of operations. Subject to post-closing contractual adjustments, the Company expects the total net proceeds from the sale of all of these systems to be approximately $733 million, of which $5 million is currently held in an indemnity escrow account (with the unused portion thereof to be released by March 1, 2005). The proceeds received to date have been used to repay a portion of amounts outstanding under the Company’s credit facilities.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

3.	Franchises and Goodwill

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, which eliminates the amortization of indefinite-lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite-life treatment under SFAS No. 142 are no longer amortized against earnings but instead are tested for impairment annually, or more frequently as warranted by events or changes in circumstances. Based on the guidance prescribed in Emerging Issues Task Force (“EITF”) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises are aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clustering of the Company’s cable systems into groups by which such systems are managed. Management believes such grouping represents the highest and best use of those assets.

      Franchises, for valuation purposes, are defined as the future economic benefits of the right to solicit and service potential customers (customer marketing rights), and the right to deploy and market new services such as interactivity and telephony to the potential customers (service marketing rights). Fair value is determined based on estimated discounted future cash flows using assumptions consistent with internal forecasts. The franchise after-tax cash flow is calculated as the after-tax cash flow generated by the potential customers obtained and the new services added to those customers in future periods. The sum of the present value of the franchises’ after-tax cash flow in years 1 through 10 and the continuing value of the after-tax cash flow beyond year 10 yields the fair value of the franchise. Prior to the adoption of Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill, the Company followed a residual method of valuing its franchise assets, which had the effect of including goodwill with the franchise assets.

      In September 2004, the SEC staff issued Topic D-108 which requires the direct method of separately valuing all intangible assets and does not permit goodwill to be included in franchise assets. The Company performed an impairment assessment as of September 30, 2004, and adopted Topic D-108 in that assessment resulting in a total franchise impairment of approximately $3.3 billion. The Company recorded a cumulative effect of accounting change of $840 million (approximately $875 million before tax effects of $16 million and minority interest effects of $19 million) for the three and nine months ended September 30, 2004 representing the portion of the Company’s total franchise impairment of franchise assets attributable to no longer including goodwill with franchise assets. The effect of the adoption was to increase net loss by $840 million for the three and nine months ended September 30, 2004, respectively. The remaining $2.4 billion of the total write-down was attributable to the use of lower projected growth rates and the resulting revised estimates of future cash flows in the Company’s valuation, and was recorded as impairment of franchises in the Company’s accompanying condensed consolidated statements of operations for the three and nine months ended September 30, 2004. Sustained analog video customer losses by the Company and its industry peers in the third quarter of 2004 primarily as a result of increased competition from direct broadcast satellite providers and decreased growth rates in the Company’s and its industry peers’ high speed data customers in the third quarter of 2004, in part, as a result of increased competition from digital subscriber line service providers led to the lower projected growth rates and the revised estimates of future cash flows. The valuation completed at October 1, 2003 resulted in no impairment.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      As of September 30, 2004 and December 31, 2003, indefinite-lived and finite-lived intangible assets are presented in the following table:

	September 30, 2004			December 31, 2003

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Indefinite-lived intangible assets:
Franchises with indefinite lives	$13,129	$3,287	$9,842	$17,018	$3,412	$13,606
Goodwill	52	—	52	52	—	52

	$13,181	$3,287	$9,894	$17,070	$3,412	$13,658

Finite-lived intangible assets:
Franchises with finite lives	$56	$13	$43	$107	$33	$74

      For the nine months ended September 30, 2004, the net carrying amount of indefinite-lived intangible assets was reduced by $484 million as a result of the sale of cable systems to Atlantic Broadband Finance, LLC discussed in Note 2. Additionally, in the first quarter of 2004, approximately $29 million of franchises that were previously classified as finite-lived were reclassified to indefinite-lived, based on the Company’s renewal of these franchise assets in 2003. Franchise amortization expense for the three and nine months ended September 30, 2004 was $1 million and $3 million, respectively, and franchise amortization expense for the three and nine months ended September 30, 2003 was $2 million and $6 million, respectively, which represents the amortization relating to franchises that did not qualify for indefinite-life treatment under SFAS No. 142, including costs associated with franchise renewals. The Company expects that amortization expense on franchise assets will be approximately $4 million annually for each of the next five years. Actual amortization expense in future periods could differ from these estimates as a result of new intangible asset acquisitions or divestitures, changes in useful lives and other relevant factors.

4.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

Accounts payable — trade	$73	$144
Accrued capital expenditures	82	93
Accrued expenses:
Interest	151	97
Programming costs	303	319
Franchise-related fees	55	70
State sales tax	45	61
Other	218	212

	$927	$996

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.	Long-Term Debt

      Long-term debt consists of the following as of September 30, 2004 and December 31, 2003:

	September 30, 2004		December 31, 2003

	Face Value	Accreted Value	Face Value	Accreted Value

Long-Term Debt
CCO Holdings:
8 3/4% senior notes due 2013	$500	$500	$500	$500
Charter Operating:
8.000% senior second lien notes due 2012	1,100	1,100	—	—
8.375% senior second lien notes due 2014	400	400	—	—
Renaissance:
10.00% senior discount notes due 2008	114	116	114	116
CC V Holdings:
11.875% senior discount notes due 2008	113	113	113	113
Credit Facilities
Charter Operating	5,393	5,393	4,459	4,459
CC VI Operating	—	—	868	868
Falcon Cable	—	—	856	856
CC VIII Operating	—	—	1,044	1,044

	$7,620	$7,622	$7,954	$7,956

      In April 2004, the Company’s subsidiaries, Charter Operating and Charter Communications Operating Capital Corp., sold $1.5 billion of senior second lien notes in a private transaction. Additionally, Charter Operating amended and restated its $5.1 billion credit facilities, among other things, to defer maturities and increase availability under those facilities to approximately $6.5 billion, consisting of a $1.5 billion six-year revolving credit facility, a $2.0 billion six-year term loan facility and a $3.0 billion seven-year term loan facility. Charter Operating used the additional borrowings under the amended and restated credit facilities, together with proceeds from the sale of the Charter Operating senior second lien notes to refinance the credit facilities of its subsidiaries, CC VI Operating Company, LLC (“CC VI Operating”), Falcon Cable Communications, LLC (“Falcon Cable”), and CC VIII Operating, LLC (“CC VIII Operating”), all in concurrent transactions. In addition, Charter Operating was substituted as the lender in place of the banks under those subsidiaries’ credit facilities.

6.	Comprehensive Loss

      Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive loss on the accompanying consolidated balance sheets. Additionally, the Company reports changes in the fair value of interest rate agreements designated as hedging the variability of cash flows associated with floating-rate debt obligations, that meet the effectiveness criteria of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in accumulated other comprehensive loss. Comprehensive loss for each of the three and nine months ended September 30, 2004 was $3.3 billion, and $21 million for the nine months ended September 30, 2003. Comprehensive income for the three months months ended September 30, 2003 was $41 million.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

7.	Accounting for Derivative Instruments and Hedging Activities

      The Company uses interest rate derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) to manage its interest costs. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company has agreed to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit the Company’s exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates.

      The Company does not hold or issue derivative instruments for trading purposes. The Company does, however, have certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statement of operations. The Company has formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the three months ended September 30, 2004 and 2003, net gain (loss) on derivative instruments and hedging activities includes gains of $1 million and $0, respectively, and for the nine months ended September 30, 2004 and 2003, includes gains of $3 million and $8 million, respectively, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations that meet the effectiveness criteria of SFAS No. 133 are reported in accumulated other comprehensive loss. For the three and nine months ended September 30, 2004, a gain of $2 million and $31 million, respectively, and for the three and nine months ended September 30, 2003, a gain of $21 million and $30 million, respectively, related to derivative instruments designated as cash flow hedges, was recorded in accumulated other comprehensive loss. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value, with the impact recorded as gain (loss) on derivative instruments and hedging activities in the Company’s condensed consolidated statements of operations. For the three months ended September 30, 2004 and 2003, net gain (loss) on derivative instruments and hedging activities includes losses of $9 million and gains of $31 million, respectively, and for the nine months ended September 30, 2004 and 2003, includes gains of $45 million and $27 million, respectively, for interest rate derivative instruments not designated as hedges.

      As of September 30, 2004 and December 31, 2003, the Company had outstanding $2.7 billion and $3.0 billion and $20 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

8.	Revenues

      Revenues consist of the following for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Video	$839	$866	$2,534	$2,607
High-speed data	189	145	538	403
Advertising sales	73	64	205	188
Commercial	61	52	175	149
Other	86	80	249	255

	$1,248	$1,207	$3,701	$3,602

9.	Operating Expenses

      Operating expenses consist of the following for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Programming	$328	$307	$991	$934
Advertising sales	24	21	72	65
Service	173	156	489	458

	$525	$484	$1,552	$1,457

10.	Selling, General and Administrative Expenses

      Selling, general and administrative expenses consist of the following for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

General and administrative	$220	$204	$636	$622
Marketing	32	31	99	80

	$252	$235	$735	$702

      Components of selling expense are included in general and administrative and marketing expense.

11.	Special Charges

      In the fourth quarter of 2002, the Company recorded a special charge of $31 million associated with the Company’s workforce reduction and the consolidation of its operations from three divisions and ten regions into five operating divisions, elimination of redundant practices and streamlining its management structure. During the year ended December 31, 2003, additional severance-related costs of $26 million

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

were incurred and recorded as a special charge. During the three and nine months ended September 30, 2004, an additional 300 and 450 employees, respectively, were identified for termination, and severance costs of $6 million and $9 million, respectively, were recorded in special charges. Severance payments are made over a period of up to two years with approximately $3 million and $14 million paid during the three and nine months ended September 30, 2004, respectively, and $43 million paid during the year ended December 31, 2003. As of September 30, 2004 and December 31, 2003, a liability of approximately $9 million and $14 million, respectively, is recorded on the accompanying condensed consolidated balance sheets related to the reorganization activities discussed above. For the nine months ended September 30, 2004, special charges also includes approximately $85 million, representing the aggregate value of the Charter Class A common stock and warrants to purchase Charter Class A common stock contemplated to be issued as part of a settlement of consolidated federal and state class actions and federal derivative action lawsuits and approximately $9 million of litigation costs related to the tentative settlement of a national class action suit, all of which are subject to final documentation and court approval (see note 13). For the three and nine months ended September 30, 2004, the severance costs were offset by $3 million received from a third party in settlement of a dispute.

      During the three and nine months ended September 30, 2003, the Company recorded severance costs of $8 million and $23 million, respectively, in special charges. For the nine months ended September 30, 2003, the severance costs were offset by a $5 million settlement from the Internet service provider Excite@Home related to the conversion of approximately 145,000 high-speed data customers to our Charter High Speed service in 2001.

12.	Income Taxes

      The Company is a single member limited liability company not subject to income tax. The Company holds all operations through indirect subsidiaries. The majority of these indirect subsidiaries are limited liability companies that are not subject to income tax. However, certain of the Company’s indirect subsidiaries are corporations that are subject to income tax.

      As of September 30, 2004 and December 31, 2003, the Company had net deferred income tax liabilities of approximately $204 million and $267 million, respectively. The net deferred income tax liabilities relate to certain of the Company’s indirect subsidiaries, which file separate income tax returns.

      During the three and nine months ended September 30, 2004, the Company recorded $61 million and $57 million of income tax benefit, respectively. The Company recorded the portion of the income tax benefit associated with the adoption of Topic D-108 as a $16 million reduction of the cumulative effect of accounting change on the accompanying statement of operations for the three and nine months ended September 30, 2004. The income tax benefits were realized as a result of decreases in the deferred tax liabilities of certain of the Company’s indirect corporate subsidiaries. During the three and nine months ended September 30, 2003, the Company recorded $1 million and $3 million of income tax expense, respectively. The income tax expense is recognized through increases in deferred tax liabilities of certain of the Company’s indirect corporate subsidiaries.

      Charter Holdco is currently under examination by the Internal Revenue Service for the tax years ending December 31, 2000 and 1999. Management does not expect the results of this examination to have a material adverse effect on the Company’s financial position or results of operations.

13.	Contingencies

      As previously reported in the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 4, 2004 and 2004 Quarterly Report on Form  10-Q for the quarter

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ended June 30, 2004, fourteen putative federal class action lawsuits (the “Federal Class Actions”) were filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. In general, the lawsuits alleged that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects. The Federal Class Actions were specifically and individually identified in public filings made by Charter prior to the date of this quarterly report.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in the Circuit Court of the City of St. Louis, State of Missouri (the “Missouri State Court”) against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. An action substantively identical to the State Derivative Action was filed in March 2004. The State Derivative Actions were specifically and individually identified in public filings made by Charter prior to the date of this quarterly report.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”) was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff in that suit alleged that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. The Federal Derivative Action was identified in public filings made by Charter prior to the date of this quarterly report.

      On August 5, 2004, Charter entered into Memoranda of Understanding setting forth agreements in principle regarding settlement of the Federal Class Actions, the State Derivative Action(s) and the Federal Derivative Action (the “Actions”). In exchange for a release of all claims by plaintiffs against Charter and its former and present officers and directors named in the Actions, Charter will pay to the plaintiffs a combination of cash and equity collectively valued at $144 million, which will include the fees and expenses of plaintiffs’ counsel. Of this amount, $64 million will be paid in cash (by Charter’s insurance carriers) and the balance will be paid in shares of Charter Class A common stock having an aggregate value of $40 million and ten-year warrants to purchase shares of Charter Class A common stock having an aggregate warrant value of $40 million. The warrants would have an exercise price equal to 150% of the fair market value (as defined) of Charter Class A common stock as of the date of the entry of the order of final judgment approving the settlement. In addition, Charter expects to issue additional shares of its Class A common stock to its insurance carrier having an aggregate value of $5 million. As a result, in the second quarter of 2004, the Company recorded an $85 million special charge on its consolidated statement of operations (see note 11). Additionally, as part of the settlements, Charter will also commit to a variety of corporate governance changes, internal practices and public disclosures, some of which have already been undertaken and none of which are inconsistent with measures Charter is taking in connection with the recent conclusion of the SEC investigation described below. The settlement of each of the lawsuits is conditioned upon, among other things, the parties’ approval and execution of definitive settlement agreements with respect to the matters described above, judicial approval of the settlements by the Court following notice to the class, and dismissal of the consolidated derivative actions now pending in Missouri State Court, which are related to the Federal Derivative Action.

      In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers, and its reporting of amounts received from

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digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not a target of the investigation. Charter has also been advised by the U.S. Attorney’s office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. On July 25, 2003, one of the former officers who was indicted entered a guilty plea. Charter has advised the Company that it is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC issued a formal order of investigation dated January  23, 2003, and subsequently served document and testimony subpoenas on Charter and a number of its former employees. The investigation and subpoenas generally concerned Charter’s prior reports with respect to its determination of the number of customers, and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. On July 27, 2004, the SEC and Charter reached a final agreement to settle the investigation. In the Settlement Agreement and Cease and Desist Order, Charter agreed to entry of an administrative order prohibiting any future violations of United States securities laws and requiring certain other remedial internal practices and public disclosures. Charter neither admitted nor denied any wrongdoing, and the SEC assessed no fine against Charter.

      Charter is generally required to indemnify each of the named individual defendants in connection with the matters described above pursuant to the terms of its bylaws and (where applicable) such individual defendants’ employment agreements. In accordance with these documents, in connection with the pending grand jury investigation, the now settled SEC investigation and the above described lawsuits, some of Charter’s current and former directors and current and former officers have been advanced certain costs and expenses incurred in connection with their defense.

      In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina Court of Common Pleas (the “South Carolina Class Action”), purportedly on behalf of a class of Charter Holdco’s customers, alleging that Charter Holdco improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter Holdco improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” A substantively identical case was filed in the Superior Court of Athens — Clarke County, Georgia by Emma S. Tobar on March 26, 2002 (the “Georgia Class Action”), alleging a nationwide class for these claims. The South Carolina Class Action and the Georgia Class Action were identified in public filings made by Charter prior to the date of this quarterly report.

      In April 2004, the parties to both the Georgia and South Carolina Class Actions participated in a mediation. The mediator made a proposal to the parties to settle the lawsuits. In May 2004, the parties accepted the mediator’s proposal and reached a tentative settlement, subject to final documentation and court approval. As a result of the tentative settlement, the Company recorded a special charge of $9 million in its consolidated statement of operations in the first quarter of 2004 (see note 11). On July 8, 2004, the Superior Court of Athens — Clarke County, Georgia granted a motion to amend the Tobar complaint to add Nicholls, Barber and April Jones as plaintiffs in the Georgia Class Action and to add any potential class members in South Carolina. The court also granted preliminary approval of the proposed settlement on that date. A hearing to consider final approval of the settlement is scheduled to occur on November 10, 2004. On August 2, 2004, the parties submitted a joint request to the South Carolina Court of Common Pleas to stay the South Carolina Class Action pending final approval of the settlement and on August 17, 2004, that court granted the parties’ request.

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      In addition to the matters set forth above, Charter is also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims are not expected to have a material adverse effect on the Company’s financial condition, results of operations or its liquidity.

14.	Stock Compensation Plans

      The Company has historically accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123 using the prospective method, under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Adoption of these provisions resulted in utilizing a preferable accounting method as the condensed consolidated financial statements will present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the fair value method is being applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25, unless they are modified or settled in cash. The ongoing effect on consolidated results of operations or financial condition will depend on future stock-based compensation awards granted by Charter.

      SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation expense for these plans had been determined using the fair value method. The following table presents the Company’s net income (loss) as reported and the pro forma amounts that would have been reported using the fair value method under SFAS No. 123 for the periods presented:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income (loss)	$(3,261)	$20	$(3,307)	$(51)
Add back stock-based compensation expense related to stock options included in reported net loss	8	1	34	1
Less employee stock-based compensation expense determined under fair value based method for all employee stock option awards	(6)	(3)	(37)	(11)
Effects of unvested options in stock option exchange	—	—	48	—

Pro forma	$(3,259)	$18	$(3,262)	$(61)

      In January 2004, Charter began an option exchange program in which the employees of Charter and its subsidiaries were offered the right to exchange all stock options (vested and unvested) under the 1999 Charter Communications Option Plan and 2001 Stock Incentive Plan that had an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. Based on a sliding exchange ratio, which varied depending on the exercise price of an employee’s outstanding options, if an employee would have received more than 400 shares of restricted stock in exchange for tendered options, Charter issued to that employee shares of restricted stock in the exchange. If, based on the exchange ratios, an employee would have received 400 or fewer shares of restricted stock in exchange

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for tendered options, Charter instead paid the employee cash in an amount equal to the number of shares the employee would have received multiplied by $5.00. The offer applied to options (vested and unvested) to purchase a total of 22,929,573 shares of Charter Class A common stock, or approximately 48% of Charter’s 47,882,365 total options (vested and unvested) issued and outstanding as of December 31, 2003. Participation by employees was voluntary. Those members of Charter’s board of directors who were not also employees of the Company were not eligible to participate in the exchange offer.

      In the closing of the exchange offer on February 20, 2004, Charter accepted for cancellation eligible options to purchase approximately 18,137,664 shares of Charter Class A common stock. In exchange, Charter granted 1,966,686 shares of restricted stock, including 460,777 performance shares to eligible employees of the rank of senior vice president and above, and paid a total cash amount of approximately $4 million (which amount includes applicable withholding taxes) to those employees who received cash rather than shares of restricted stock. The restricted stock was granted on February 25, 2004. Employees tendered approximately 79% of the options exchangeable under the program.

      The cost to the Company of the stock option exchange program was approximately $12 million, with a 2004 cash compensation expense of approximately $4 million and a non-cash compensation expense of approximately $8 million to be expensed ratably over the three-year vesting period of the restricted stock issued in the exchange.

      In January 2004, the Compensation Committee of the board of directors of Charter approved Charter’s Long-Term Incentive Program (“LTIP”), which is a program administered under the 2001 Stock Incentive Plan. Employees of Charter and its subsidiaries whose pay classifications exceed a certain level are eligible to receive stock options, and more senior level employees are eligible to receive stock options and performance shares. Under the LTIP, the stock options vest 25% on each of the first four anniversaries of the date of grant. The performance units vest on the third anniversary of the grant date and shares of Charter Class A common stock are issued, conditional upon Charter’s performance against financial performance targets established by Charter’s management and approved by its board of directors as of the time of the award.

15.	Related Parties

      CC VIII, LLC. As part of the acquisition of the cable systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, LLC (“CC VIII”), CCO Holdings’ indirect limited liability company subsidiary, issued, after adjustments, 24,273,943 Class A preferred membership units (collectively, the “CC VIII interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, subsequently owned by Comcast Corporation (the “Comcast sellers”). While held by the Comcast sellers, the CC VIII interest was entitled to a 2% priority return on its initial capital account and such priority return was entitled to preferential distributions from available cash and upon liquidation of CC VIII. While held by the Comcast sellers, the CC VIII interest generally did not share in the profits and losses of CC VIII. Mr. Allen granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast put right”). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen would be entitled to a priority distribution with respect to the 2% priority return (which will continue to accrete). Any remaining distributions in liquidation would be distributed to CC V Holdings, LLC and Mr. Allen in proportion to

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CC V Holdings, LLC’s capital account and Mr. Allen’s capital account (which will equal the initial capital account of the Comcast sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after June 6, 2003). The limited liability company agreement of CC VIII does not provide for a mandatory redemption of the CC VIII interest. The CC VIII interest is recorded as minority interest in the consolidated balance sheets.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII interest following consummation of the Comcast put right. Specifically, under the terms of the Bresnan transaction documents that were entered into in June 1999, the Comcast sellers originally would have received, after adjustments, 24,273,943 Charter Holdco membership units, but due to an FCC regulatory issue raised by the Comcast sellers shortly before closing, the Bresnan transaction was modified to provide that the Comcast sellers instead would receive the preferred equity interests in CC VIII represented by the CC VIII interest. As part of the last-minute changes to the Bresnan transaction documents, a draft amended version of the Charter Holdco limited liability company agreement was prepared, and contract provisions were drafted for that agreement that would have required an automatic exchange of the CC VIII interest for 24,273,943 Charter Holdco membership units if the Comcast sellers exercised the Comcast put right and sold the CC VIII interest to Mr. Allen or his affiliates. However, the provisions that would have required this automatic exchange did not appear in the final version of the Charter Holdco limited liability company agreement that was delivered and executed at the closing of the Bresnan transaction. The law firm that prepared the documents for the Bresnan transaction brought this matter to the attention of Charter and representatives of Mr. Allen in 2002.

      Thereafter, the board of directors of Charter formed a Special Committee (currently comprised of Messrs. Merritt, Tory and Wangberg) to investigate the matter and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the relevant facts and circumstances, the Special Committee determined that a “scrivener’s error” had occurred in February 2000 in connection with the preparation of the last-minute revisions to the Bresnan transaction documents and that, as a result, Charter should seek the reformation of the Charter Holdco limited liability company agreement, or alternative relief, in order to restore and ensure the obligation that the CC VIII interest be automatically exchanged for Charter Holdco units. The Special Committee further determined that, as part of such contract reformation or alternative relief, Mr. Allen should be required to contribute the CC VIII interest to Charter Holdco in exchange for 24,273,943 Charter Holdco membership units. The Special Committee also recommended to the board of directors of Charter that, to the extent the contract reformation is achieved, the board of directors should consider whether the CC VIII interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them.

      Mr. Allen disagrees with the Special Committee’s determinations described above and has so notified the Special Committee. Mr. Allen contends that the transaction is accurately reflected in the transaction documentation and contemporaneous and subsequent company public disclosures.

      The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success. The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days’ prior notice to the other. In addition, the Special Committee and Mr. Allen have determined to utilize the Delaware Court of Chancery’s program for mediation of complex business disputes in an effort to resolve the CC VIII interest dispute. If the Special Committee and Mr. Allen are unable to reach a resolution through that mediation process or to

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(Unaudited)

agree on an alternative dispute resolution process, the Special Committee intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief. The ultimate resolution and financial impact of the dispute are not determinable at this time.

      TechTV, Inc. TechTV, Inc. (“TechTV”) operated a cable television network that offered programming mostly related to technology. Pursuant to an affiliation agreement that originated in 1998 and that terminates in 2008, TechTV has provided the Company with programming for distribution via its cable systems. The affiliation agreement provides, among other things, that TechTV must offer Charter certain terms and conditions that are no less favorable in the affiliation agreement than are given to any other distributor that serves the same number of or fewer TechTV viewing customers. Additionally, pursuant to the affiliation agreement, the Company was entitled to incentive payments for channel launches through December 31, 2003.

      In March 2004, Charter Holdco entered into agreements with Vulcan Programming and TechTV, which provide for (i) Charter Holdco and TechTV to amend the affiliation agreement which, among other things, revises the description of the TechTV network content, provides for Charter Holdco to waive certain claims against TechTV relating to alleged breaches of the affiliation agreement and provides for TechTV to make payment of outstanding launch receivables due to Charter Holdco under the affiliation agreement, (ii) Vulcan Programming to pay approximately $10 million and purchase over a 24-month period, at fair market rates, $2 million of advertising time across various cable networks on Charter cable systems in consideration of the agreements, obligations, releases and waivers under the agreements and in settlement of the aforementioned claims and (iii) TechTV to be a provider of content relating to technology and video gaming for Charter’s interactive television platforms through December 31, 2006 (exclusive for the first year). The Company recognized approximately $5 million of the Vulcan Programming payment as an offset to programming expense during the nine months ended September 30, 2004 with the remaining $5 million to be recognized over the term of the agreement. The Company believes that Vulcan Programming, which is 100% owned by Mr. Allen, owned an approximate 98% equity interest in TechTV at the time of the transaction. Until September 2003, Mr. Savoy, a former Charter director, was the president and director of Vulcan Programming and was a director of TechTV. Mr. Wangberg, one of Charter’s directors, was the chairman, chief executive officer and a director of TechTV. Mr. Wangberg resigned as the chief executive officer of TechTV in July 2002. He remained a director of TechTV along with Mr. Allen until Vulcan Programming sold TechTV to an unrelated third party in May 2004.

      Digeo, Inc. On June 30, 2003, Charter Holdco entered into an agreement with Motorola, Inc. for the purchase of 100,000 digital video recorder (“DVR”) units. The software for these DVR units is being supplied by Digeo Interactive, LLC (“Digeo Interactive”), a wholly owned subsidiary of Digeo, Inc. (“Digeo”), under a license agreement entered into in April 2004. Under the license agreement Digeo Interactive granted to Charter Holdco the right to use Digeo’s proprietary software for the number of DVR units that Charter deploys from a maximum of 10 headends through year-end 2004. This maximum number of headends was increased from 10 to 15 pursuant to a letter agreement executed on June 11, 2004 and was increased again from 15 to 20 pursuant to a second letter agreement dated August 4, 2004. The license granted for each unit deployed under the agreement is valid for five years. In addition, Charter will pay certain other fees including a per-headend license fee and maintenance fees. Total license and maintenance fees during the term of the agreement are expected to be approximately $3 million. The agreement provides that Charter is entitled to receive contract terms, considered on the whole, and license fees, considered apart from other contract terms, no less favorable than those accorded to any other Digeo

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(Unaudited)

customer. In April 2004, the Company launched DVR service utilizing the Digeo proprietary software in its Rochester, Minnesota market.

      In May 2004, Charter Holdco entered into a binding term sheet with Digeo Interactive for the purchase of 70,000 Digeo PowerKey DVR units. The term sheet provides that the parties will proceed in good faith to negotiate, prior to year-end 2004, definitive agreements for the purchase of the DVR units and that the parties will enter into a license agreement for Digeo’s proprietary software on terms substantially similar to the terms of the license agreement described above. Total purchase price and license and maintenance fees during the term of the definitive agreements are expected to be approximately $40 million. The term sheet and any definitive agreements will be terminable at no penalty to Charter in certain circumstances.

      Charter and Digeo entered into a letter agreement effective September 28, 2004 amending the April 2004 license agreement to reduce certain fees payable to Digeo by Charter and to increase the maximum number of headends in which Charter has the right to deploy the DVR units from a maximum of 20 by year end 2004, to a maximum of 30 by June 30, 2005.

      The Company believes that Vulcan Ventures, an entity controlled by Mr. Allen, owns an approximate 60% equity interest in Digeo, Inc. Messrs. Allen and Vogel are directors of Digeo. Mr. Vogel owns options to purchase 10,000 shares of Digeo common stock.

      Oxygen Media LLC. Oxygen Media LLC (“Oxygen”) provides programming content aimed at the female audience for distribution over cable systems and satellite. On July 22, 2002, Charter Holdco entered into a carriage agreement with Oxygen, whereby the Company agreed to carry programming content from Oxygen. Under the carriage agreement, the Company currently makes Oxygen programming available to approximately 5 million of its video customers. The term of the carriage agreement was retroactive to February 1, 2000, the date of launch of Oxygen programming by the Company, and runs for a period of five years from that date. For the nine months ended September 30, 2004 and 2003, the Company paid Oxygen approximately $10 million and $6 million, respectively, for programming content. In addition, Oxygen pays the Company marketing support fees for customers launched after the first year of the term of the carriage agreement up to a total of $4 million. The Company recorded approximately $1 million and $696 million related to these launch incentives as a reduction of programming expense for each of the nine months ended September 30, 2004 and 2003, respectively.

      Concurrently with the execution of the carriage agreement, Charter Holdco entered into an equity issuance agreement pursuant to which Oxygen’s parent company, Oxygen Media Corporation (“Oxygen Media”), granted a subsidiary of Charter Holdco a warrant to purchase 2.4 million shares of Oxygen Media common stock for an exercise price of $22.00 per share. Charter Holdco was also to receive unregistered shares of Oxygen Media common stock with a guaranteed fair market value on the date of issuance of $34 million, on or prior to February 2, 2005, with the exact date to be determined by Oxygen Media.

      The Company recognizes the guaranteed value of the investment over the life of the carriage agreement as a reduction of programming expense. For the nine months ended September 30, 2004 and 2003, the Company recorded approximately $10 million and $6 million, respectively, as a reduction of programming expense. The carrying value of the Company’s investment in Oxygen was approximately $29 million and $19 million as of September 30, 2004 and December 31, 2003, respectively.

      In August 2004, Charter Holdco and Oxygen entered into agreements that amend and renew the carriage agreement. The amendment to the carriage agreement (a) revises the number of the Company’s customers to which Oxygen programming must be carried and for which the Company must pay, (b) releases Charter Holdco from any claims related to the failure to achieve distribution benchmarks

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(Unaudited)

under the carriage agreement, (c) requires Oxygen to make payment on outstanding receivables for marketing support fees due to the Company under the affiliation agreement; and (d) requires that Oxygen provide its programming content to the Company on economic terms no less favorable than Oxygen provides to any other cable or satellite operator having fewer subscribers than the Company. The renewal of the carriage agreement (a) extends the period that the Company will carry Oxygen programming to its customers through January 31, 2008, and (b) requires license fees to be paid based on customers receiving Oxygen programming, rather than for specific customer benchmarks.

      In August 2004, Charter Holdco and Oxygen also amended the equity issuance agreement to provide for the issuance of 1 million shares of Oxygen Preferred Stock with a liquidation preference of $33.10 per share plus accrued dividends to Charter Holdco on February 1, 2005 in place of the $34 million of unregistered shares of Oxygen Media common stock. The preferred stock is convertible into common stock after December 31, 2007 at a conversion ratio, the numerator of which is the liquidation preference and the denominator which is the fair market value per share of Oxygen Media common stock on the conversion date.

      As of September 30, 2004, through Vulcan Programming, Mr. Allen owned an approximate 31% interest in Oxygen assuming no exercises of outstanding warrants or conversion or exchange of convertible or exchangeable securities.

      Marc Nathanson has an indirect beneficial interest of less than 1% in Oxygen.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Indemnification Under the Limited Liability Company Agreement of CCO Holdings

      The limited liability company agreement of CCO Holdings provides that the members, the manager, the directors, their affiliates or any person who at any time serves or has served as a director, officer, employee or other agent of any member or any such affiliate, and who, in such capacity, engages or has engaged in activities on behalf of CCO Holdings, shall be indemnified and held harmless by CCO Holdings to the fullest extent permitted by law from and against any losses, damages, expenses, including attorneys’ fees, judgments and amounts paid in settlement actually and reasonably incurred by or in connection with any claim, action, suit or proceeding arising out of or incidental to such indemnifiable person’s acts or omissions on behalf of CCO Holdings. Notwithstanding the foregoing, no indemnification is available under the limited liability company agreement in respect of any such claim adjudged to be primarily the result of bad faith, willful misconduct or fraud of an indemnifiable person. Payment of these indemnification obligations shall be made from the assets of CCO Holdings and the members shall not be personally liable to an indemnifiable person for payment of indemnification.

Indemnification Under the Delaware Limited Liability Company Act

      Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Indemnification Under the By-Laws of CCO Holdings Capital

      The bylaws of CCO Holdings Capital require CCO Holdings Capital, to the fullest extent authorized by the Delaware General Corporation Law, to indemnify any person who was or is made a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of CCO Holdings Capital or is or was serving at the request of CCO Holdings Capital as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, in each case, against all expense, liability and loss (including attorneys’ fees, judgments, amounts paid in settlement, fines, ERISA excise taxes or penalties) reasonably incurred or suffered by such person in connection therewith.

Indemnification Under the Delaware General Corporation Law

      Section 145 of the Delaware General Corporation Law, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(i) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(iv) for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Item 21.	Exhibits and Financial Schedules.

Exhibits

      Exhibits are listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K.

Exhibit	Description

2.1	Purchase Agreement, dated May 29, 2003, by and between Falcon Video Communications, L.P. and WaveDivision Holdings, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K filed on May 30, 2003 (File No. 000-27927)).
2.2	Asset Purchase Agreement, dated September 3, 2003, by and between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications Holdings, LLC and Atlantic Broadband Finance, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K/ A filed on September 3, 2003 (File No. 000-27927)).
2.3	Purchase and Contribution Agreement, entered into as of June 1999, by and among BCI (USA), LLC, William Bresnan, Blackstone BC Capital Partners L.P., Blackstone BC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., TCID of Michigan, Inc. and TCI Bresnan LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 2.11 to Amendment No. 2 to the registration statement on Form S-1 of Charter Communications, Inc. filed on September 28, 1999 (File No. 333-83887)).
2.4	First Amendment to Purchase and Contribution Agreement dated as of February 14, 2000, by and among BCI (USA), LLC, William J. Bresnan, Blackstone BC Capital Partners L.P., Blackstone BC Offshore Capital Partners, L.P., Blackstone Family Media III L.P. (as assignee of Blackstone Family Investment III, L.P.), TCID of Michigan, Inc., TCI Bresnan, LLC and Charter Communications Holding Company, LLC, (Incorporated by reference to Exhibit 2.11(a) to the current report on Form 8-K filed by Charter Communications, Inc. on February 29, 2000 (File No. 000-27927)).

Exhibit		Description

2.5		Asset Purchase Agreement, dated as of September 28, 2001, between High Speed Access Corp. and Charter Communications Holding Company, LLC (including as Exhibit A, the Form of Voting Agreement, as Exhibit B, the form of Management Agreement, as Exhibit C, the form of License Agreement, and as Exhibit D, the Form of Billing Letter Agreement) (Incorporated by reference to Exhibit 10.1 to Amendment No. 6 to Schedule 13D filed by Charter Communications, Inc. and others with respect to High Speed Access Corp., filed on October 1, 2001 (File No. 005-56431)).
2	.6(a)	Asset Purchase Agreement, dated August 29, 2001, by and between Charter Communications Entertainment I, LLC, Interlink Communications Partners, LLC, and Rifkin Acquisitions Partners, LLC and Enstar Income Program II-1, L.P., Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar IV/PBD Systems Venture, and Enstar Cable of Macoupin County (Incorporated by reference to Exhibit 2.1 to the current report of Form 8-K filed by Enstar IV-2, L.P. on September 13, 2001 (File No. 000-15706)).
2	.6(b)	Letter of Amendment, dated September 10, 2001, by and between Charter Communications Entertainment I, LLC, Interlink Communications Partners, LLC, and Rifkin Acquisition Partners, LLC and Enstar Income Program II-1, L.P., Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar IV/PBD Systems Venture, and Enstar Cable of Macoupin County (Incorporated by reference to Exhibit 2.1 to the current report of Form 8-K filed by Enstar IV-2, L.P. on September 13, 2001 (File No. 000-15706)).
2	.6(c)	Letter of Amendment, dated April 10, 2002, by and between Charter Communications Entertainment I, LLC, Interlink Communications Partners, LLC, and Rifkin Acquisition Partners, LLC and Enstar Income Program II-1, L.P., Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar IV/PBD Systems Venture, and Enstar Cable of Macoupin County (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Enstar Income Program IV-1, L.P. on April 22, 2002 (File No. 000-15705)).
2.7		Asset Purchase Agreement, dated April 10, 2002, by and between Charter Communications Entertainment I, LLC, and Enstar Income Program II-1, L.P. (Incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by Enstar Income Program II-1, L.P. on April 26, 2002 (File No. 000-14508)).
3.1		Certificate of Formation of CCO Holdings, LLC. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).
3.2		Certificate of Correction of Certificate of Formation of CCO Holdings, LLC. (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).
3.3		Amended and Restated Limited Liability Company Agreement of CCO Holdings, LLC, dated as of June 19, 2003. (Incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).
3.4		Certificate of Incorporation of CCO Holdings Capital Corp. (originally named CC Holdco I Capital Corp.) (Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).
3.5		Certificate of Amendment of Certificate of Incorporation of CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 3.5 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).
3.6		By-Laws of CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 3.6 to the Registration Statement on Form S-4 filed by the registrants on June 2, 2004 (File No. 333-112593)).

Exhibit		Description

4.1		Indenture relating to the 8 3/4% Senior Notes due 2013, dated as of November 10, 2003, by and among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, N.A., as trustee (Incorporated by reference to Exhibit 10.5 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.2		Exchange and Registration Rights Agreement, dated as of November 10, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.2 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.3		Purchase Agreement, dated as of November 4, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. and the purchasers set forth therein (Incorporated by reference to Exhibit 4.3 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
5	.1**	Opinion of Irell & Manella LLP regarding legality.
8	.1**	Opinion of Irell & Manella LLP regarding tax matters.
10.1		Exchange Agreement, dated as of February 14, 2000, by and among Charter Communications, Inc., BCI (USA), LLC, William J. Bresnan, Blackstone BC Capital Partners, L.P., Blackstone BC Offshore Capital Partners L.P., Blackstone Family Media, III L.P., (as assignee of Blackstone Family Investment III L.P.), TCID of Michigan, Inc., and TCI Bresnan LLC (Incorporated by reference to Exhibit 10.40 to the current report on Form 8-K of Charter Communications, Inc. filed on February 29, 2000 (File No. 000-27927)).
10	.2(a)	Credit Agreement, among Charter Communications Operating, LLC and certain lenders and agents named therein, dated as of March 18, 1999, (Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499)).
10	.2(b)	First Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein, dated as of June 28, 1999 (Incorporated by reference to Exhibit 10.1(a) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(c)	Second Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein dated as of December 14, 1999 (Incorporated by reference to Exhibit 10.1(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(d)	Third Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein, dated as of March 18, 2000 (Incorporated by reference to Exhibit 10.1(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.2(e)	Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and certain lenders and agents named therein, dated as of March 18, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).
10	.3(a)	Form of Credit Agreement, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein, dated as of June 30, 1998, as amended and restated as of November 12, 1999, (Incorporated by reference to Exhibit 10.36 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).

Exhibit		Description

10	.3(b)	Credit Agreement, dated as of June 30, 1998, as amended and restated as of November 12, 1999, as further amended and restated as of September 26, 2001, among Falcon Cable Communications, LLC, certain guarantors, and several financial institutions or entities named therein. (Incorporated by reference to Exhibit 10.8 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.4(a)	Amended and Restated Credit Agreement dated as of February 2, 1999, as amended and restated as of February 14, 2000 by and among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.18(a) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.4(b)	Second Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein, dated as of February 2, 1999, as amended and restated as of January 2, 2001 (Incorporated by reference to Exhibit 10.17 to the annual report on Form 10-K filed by Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation on April 2, 2001 (File No. 333-77499)).
10	.4(c)	Third Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and certain lenders and agents named therein, dated as of February 2, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).
10.5		Credit Agreement, among CC VI Holdings, LLC, CC VI Operating Company, LLC and several financial institutions or entities named therein, dated as of November 12, 1999, (Incorporated by reference to Exhibit 10.41 to the report on Form 8-K of Charter Communications, Inc. filed on November 29, 1999 (File No. 000-27927)).
10.6		Second Amended and Restated Credit Agreement, dated as of March 18, 1999, as amended and restated as of January 3, 2002 and as further amended and restated as of June 19, 2003, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.1 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10.7		Amended and Restated Limited Liability Company Agreement of Charter Communications Operating, LLC, dated as of June 19, 2003 (Incorporated by reference to Exhibit 10.2 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8(a)	Commitment Letter, dated April 14, 2003, from Vulcan Inc. to Charter Communications VII, LLC (Incorporated by reference to Exhibit 10.3a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8(b)	Letter from Vulcan Inc. dated June 30, 2003 amending the Commitment Letter, dated April 14, 2003 (Incorporated by reference to Exhibit 10.3b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8(c)	Notice of Termination of Commitment, dated November 14, 2003. (Incorporated by reference to Exhibit 10.8(a) to the registration statement of CCO Holdings, LLC filed on Feb. 6, 2004 (File No. 333-112593)).
10.9		First Amended and Restated Mutual Services Agreement, dated as of December 21, 2000, by and between Charter Communications, Inc., Charter Investment, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.2(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on February 2, 2001 (File No. 333-54902)).

Exhibit		Description

10.10		Form of Management Agreement, dated as of November 9, 1999, by and between Charter Communications Holding Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10	.11(a)	Amended and Restated Management Agreement, dated March 17, 1999, between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.11(b)	Amendment dated November 8, 1999 to Amended and Restated Management Agreement, dated as of March 17, 1999, by and among Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Operating, LLC (Incorporated by reference to Exhibit 10.5(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.11(c)	Second Amendment to Amended and Restated Management Agreement, dated as of March 17, 1999, as amended as of January 1, 2002, by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.8(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).
10.12		Management Agreement, dated as of November 12, 1999, by and between CC VI Operating Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).
10.13		Management Agreement, dated as of November 12, 1999 by and between Falcon Cable Communications, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(e) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).
10.14		Amended and Restated Management Agreement dated as of June 19, 2003 by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15(a)	Second Amended and Restated Mutual Services Agreement dated as of June 19, 2003 by and between Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15(b)	Letter Agreement regarding Mutual Services Agreement dated June 19, 2003 between Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.16(a)†	Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.16(b)†	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).

Exhibit		Description

10	.16(c)†	Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).
10	.16(d)†	Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.16(e)†	Amendment No. 3 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.14(e) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.16(f)†	Amendment No. 4 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(a)†	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).
10	.17(b)†	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(c)†	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927).
10	.17(d)†	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (Incorporated by reference to Exhibit 10.15(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.17(e)†	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(f)†	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(g)†	Description of Long-Term Incentive Program under the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q of Charter Communications Holdings, LLC, filed on May 10, 2004 (File No. 333-77499-01)).
10	.18†	Employment Agreement between Charter Communications, Inc. and Margaret A. “Maggie” Bellville, entered into as of April 27, 2003 (Incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 3, 2003 (File No. 000-27927)).
10.19		Employment Agreement, dated as of October 8, 2001, by and between Carl E. Vogel and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.20†	Employment Agreement, dated as of October 18, 2001, by and between Stephen E. Silva and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.5 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.21(a)†	Employment Offer Letter, dated December 2, 2003 by and between Charter Communications, Inc. and Derek Chang (Incorporated by reference to Exhibit 10.24 to the annual report on Form 10-K of Charter Communications, Inc. filed on March 15, 2004 (File No. 000-27927)).

Exhibit		Description

10	.21b†	Amendment to Employment Offer Letter, dated January 27, 2005, by and between Charter Communications, Inc. and Derek Chang (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of Charter Communications, Inc. filed January 28, 2005 (File No. 000-27927)).
10	.22†	Employment Offer Letter, dated December 17, 2003 by and between Charter Communications, Inc. and Michael Huseby (Incorporated by reference to Exhibit 10.25 to the annual report on Form 10-K of Charter Communications, Inc. filed on March 15, 2004 (File No. 000-27927)).
10	.23†	Letter Agreement, dated May 25, 1999, between Charter Communications, Inc. and Marc Nathanson (Incorporated by reference to Exhibit 10.36 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.24†	Letter Agreement, dated March 27, 2000, between CC VII Holdings, LLC and Marc Nathanson amending the Letter Agreement dated May 25, 1999 (Incorporated by reference to Exhibit 10.13(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10.25		Indenture, dated as of April 9, 1998, by and among Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC, Renaissance Media Capital Corporation, Renaissance Media Group LLC and United States Trust Company of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the registration statement on Forms S-4 of Renaissance Media Group LLC, Renaissance Media (Tennessee) LLC, Renaissance Media (Louisiana) LLC and Renaissance Media Capital Corporation filed on June 12, 1998 (File No. 333-56679)).
10.26		Indenture, dated as of December 10, 1998, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File Nos. 333-75415 and 333-75453)).
10.27		Supplemental Indenture, dated as of March 26, 1999, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers, Avalon Cable of Michigan, Inc., as guarantor, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File No. 333-75415 and 333-75453)).
10.28		Indenture relating to the 8 3/4% Senior Notes due 2013, dated as of November 10, 2003, by and among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, N.A., as trustee (Incorporated by reference to Exhibit 10.5 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
10.29		Exchange and Registration Rights Agreement, dated as of November 10, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.2 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
10.30		Purchase Agreement, dated as of November 4, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.3 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
10.31		Indenture relating to the 8% senior second lien notes due 2012 and 8 3/8% senior second lien notes due 2014, dated as of April 27, 2004, by and among Charter Communications Operating, LLC, Charter Communications Operating Capital Corp. and Wells Fargo Bank, N.A., as trustee. (Incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the registration statement on Form S-4 of CCH II, LLC and CCH II Capital Corp. filed on May 5, 2004 (File No. 333-111423)).

Exhibit		Description

10.32		Purchase Agreement, dated April 20, 2004 by and between Charter Communications Operating, LLC and Charter Communications Operating Capital Corp. (Incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the registration statement on Form S-4 filed on May 5, 2004 by CCH II, LLC and CCH II Capital Corp. filed on May 5, 2004 (File No. 333-111423)).
10.33		Amended and Restated Credit Agreement among Charter Communications Operating, LLC, CCO Holdings, LLC and certain lenders and agent named therein dated April 27, 2004 (Incorporated by reference to Exhibit 10.25 to Amendment No. 2 to the registration statement on Form S-4 filed on May 5, 2004 by CCH II, LLC and CCH Capital Corp. ((File No. 333-111423)).
10.34		Separation Agreement and Release for Margaret A. Bellville dated as of September 16, 2004 (Incorporated by reference to Exhibit 10.1 to Charter Communications, Inc.’s quarterly report on Form 10-Q filed on November 4, 2004).
10.35		Purchase Agreement, dated December 1, 2004 by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 10.1 to CCO Holdings, LLC’s current report on Form 8-K filed on December 7, 2004 (File No. 333-112593)).
10.36		Indenture dated as of December 15, 2004 among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, N.A., as trustee (Incorporated by reference to Exhibit 10.1 to CCO Holdings, LLC’s current report on Form 8-K filed on December 21, 2004 (File No. 333-112593)).
10.37		Exchange and Registration Rights Agreement, dated as of December 15, 2004 (Incorporated by reference to Exhibit 10.2 to CCO Holdings, LLC’s current report on Form 8-K filed on December 21, 2004 (File No. 333112593)).
10	.38†	Executive Services Agreement, dated as of January 17, 2005, between Charter Communications, Inc. and Robert P. May (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of Charter Communications, Inc. filed on January 21, 2005 (File No. 000-27927)).
10.39		Separation Agreement and Release for Steven A. Schumm dated as of February 8, 2005 (Incorporated by reference to Exhibit 99.1 to Charter Communications, Inc.’s current report on Form 8-K filed on February 11, 2005).
12	.1**	Computation of Ratio of Earnings to Fixed Charges.
21	.1**	Subsidiaries of CCO Holdings, LLC.
23	.1**	Consent of Irell & Manella LLP (included with Exhibit 5.1).
23	.2*	Consent of KPMG LLP.
24	.1*	Power of attorney (included on the signature page).
25	.1**	Statement of eligibility of trustee.
99	.1**	Form of Cover letter to Registered Holders and the Depository Trust Company Participants.
99	.2**	Form of Broker letter.
99	.3**	Form of letter of transmittal.
99	.4**	Form of Notice of Guaranteed Delivery.

*	Document attached.

**	To be filed by amendment.

†	Management compensatory plan or arrangement

Financial Statement Schedules

      Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 22.	Undertakings

      The undersigned registrants hereby undertake that:

(1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit or proceeding, is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on February 11, 2005.

CCO HOLDINGS, LLC,
Registrant

By:	CHARTER COMMUNICATIONS, INC.,

Sole Manager

By:	/s/ ROBERT P. MAY

Robert P. May
Interim President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Curtis S. Shaw, with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL G. ALLEN Paul G. Allen	Chairman of the Board of Directors of Charter Communications, Inc.	February 11, 2005

/s/ ROBERT P. MAY Robert P. May	Interim President, Chief Executive Officer, Director (Principal Executive Officer) Charter Communications, Inc. and CCO Holdings	February 11, 2005

Signature	Title	Date

/s/ DEREK CHANG Derek Chang	Executive Vice President and Interim Co-Chief Financial Officer (Principal Financial Officer)	February 11, 2005

/s/ PAUL E. MARTIN Paul E. Martin	Senior Vice President, Controller and Interim Co-Chief Financial Officer (Principal Accounting Officer)	February 11, 2005

/s/ W. LANCE CONN W. Lance Conn	Director of Charter Communications, Inc.	February 11, 2005

/s/ JONATHAN L. DOLGEN Jonathan L. Dolgen	Director of Charter Communications, Inc.	February 11, 2005

/s/ CHARLES M. LILLIS Charles M. Lillis	Director of Charter Communications, Inc.	February 11, 2005

/s/ DAVID C. MERRITT David C. Merritt	Director of Charter Communications, Inc.	February 11, 2005

/s/ MARC B. NATHANSON Marc B. Nathanson	Director of Charter Communications, Inc.	February 11, 2005

/s/ JO ALLEN PATTON Jo Allen Patton	Director of Charter Communications, Inc.	February 11, 2005

/s/ JOHN H. TORY John H. Tory	Director of Charter Communications, Inc.	February 11, 2005

/s/ LARRY W. WANGBERG Larry W. Wangberg	Director of Charter Communications, Inc.	February 11, 2005

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, CCO Holdings Capital Corp. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on the 11th day of February, 2005.

CCO HOLDINGS CAPITAL CORP.
Registrant

By:	/s/ ROBERT P. MAY

Robert P. May
Interim President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Curtis S. Shaw, with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed below by the following persons and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT P. MAY Robert P. May	Interim President, Chief Executive Officer, Director (Principal Executive Officer), Charter Communications, Inc. and CCH II Capital Corp.	February 11, 2005

/s/ DEREK CHANG Derek Chang	Executive Vice President and Interim Co-Chief Financial Officer (Principal Financial Officer) Charter Communications, Inc.	February 11, 2005

/s/ PAUL E. MARTIN Paul E. Martin	Senior Vice President, Controller and Interim Co-Chief Financial Officer (Principal Accounting Officer) Charter Communications, Inc.	February 11, 2005